Exhibit 99.2
Annual Report for the fiscal year ended March 31, 2021

Infosys®
Navigate your next



Cloud chaos to clarity

Annual Report 2020-21

Navigating towards cloud clarity



Are we meeting business needs with agility? Are we efficient in the way we operate? Are we continuously unlocking innovation potential for the business? These are the questions that have led several enterprises to move to the cloud, over the past decade, in search of the answers. In the wake of the global crisis, as our world turned increasingly virtual, the need to accelerate the journey to the cloud, in order to digitize, became even more urgent. Slowing down meant risking the organization's operational resilience or worse, being disrupted by a nimbler attacker who is better prepared for the next normal.

Even as the cloud grows in strategic relevance for companies, capturing the full extent of its promised value remains a struggle for many businesses. The challenge lies in their ability to evolve their cloud investments from being a technology-funding mechanism that prioritizes features requested by the business in the near-term, to becoming critical enterprise investment that allows the business to add differentiating capabilities quickly and continuously in the future. Without this plan and the operating model to action it, companies will be unable to build their cloud-powered enterprise that efficiently and securely meets escalating business and customer expectations of agility and innovation.

We know that the future of enterprise cloud strategy will be shaped by three key factors – business agility, scaled innovation and security of the ecosystem. That's why we seek to deliver for organizations the cloud's full value potential by driving these three factors through their end-to-end cloud transformation. We enable businesses to redesign the enterprise from the core, and also build new cloud-first capabilities to create seamless experiences in public, private and hybrid cloud, across PaaS, SaaS, and IaaS landscapes. Our thriving cloud community brings enterprises the ability to rapidly launch new solutions and create business models to meet changing market needs. The community is further amplified by the Infosys partner ecosystem that brings together the hyperscale cloud providers, enterprise app providers, startups and several other technology innovators. We keenly appreciate the need to integrate security by design into this landscape and ensure the business complies with the most stringent global, regional and industry security standards.

The capability to do all this and more comes to us from Infosys Cobalt™ – a powerful set of services, solutions, and platforms for enterprises to accelerate their cloud journey. We hope to share glimpses, in this Annual Report, of how this is acting as a force multiplier of cloud-powered enterprise transformation for our clients – navigating them from cloud chaos to clarity.


Don't just lift and shift.
Uplift experience.
Upshift value.
THAT'S CLOUD CLARITY.
Infosys
cobalt
Your cloud navigator

Daimler AG: Hybrid cloud infrastructure to shape new experiences

The future of mobility is tied to safe and superior vehicles that leverage innovative and green technologies. Progressive auto manufacturers are exploring intelligent connectivity of vehicles, autonomous driving and new mobility concepts that make emission-free driving possible in the long term. This means deepening focus on software engineering. And that in turn makes it necessary to set up agile, open, scalable and smart hybrid cloud infrastructure.

Daimler AG is one of the world's most successful automotive companies. To accelerate their pioneering automotive engineering, they were keen to deepen focus on software engineering. With software becoming modular and IT infrastructure becoming big, Daimler planned to take three steps at once to transform their IT infrastructure: consolidation, scaling and modernization. They knew they needed to think infrastructure beyond the size of their company. To realize this aspiration, they needed a robust IT operating model, fully scalable, on-demand digital IT infrastructure, and anytime-anywhere workplace. Their priority was to transform their workplace services, service desk, data center, networks and SAP Basis.

The automotive and mobility giant has started to work with Infosys to build a model that ensures robust IT infrastructure for its plants across regions, supports consolidation of its data centers, scales its IT operations, and brings multiple innovations to the fore. Some of the key deliverables from this partnership include:

- A smart hybrid cloud, leveraging Infosys Cobalt and leading cloud providers, accelerating the multi-cloud journey with a focus on open source adoption
- A carbon-neutral solution, by consolidating and rationalizing data centers across all regions
- Standardized technology stack by bringing in an ecosystem of best-of-breed partners
- Creation of a state-of-the-art Zero Trust network with seamless technology upgrades
- Persona-driven and cognitive, AI-powered, anytime-anywhere workplace solution that empowers end-users

The Infosys solution for Daimler aims at smoothly navigating the company from its current mode of operation to future mode of operation. This journey started with monetizing Daimler's legacy assets upfront, delivering immediate operational expense savings upfront and underwriting the capital outlay needed to fund advances in infrastructure, technology and cloud transformation without needing additional spending. The strategy, deploying these tactics, will seamlessly move Daimler closer to their future mode of operation with bigger operational expense savings, while helping them nurture an agile and resilient innovation infrastructure at scale.



Andrea Hendrickx
Vice President and Country Head – Infosys Germany

"Software becomes modular and IT infrastructure becomes big. Daimler will take three steps at once to transform its IT infrastructure: consolidation, scaling and modernization. We need to think infrastructure beyond the size of our company. With Infosys we found a partner to scale, to innovate and to speed up. Moreover, this is a strategic partnership for Daimler's IT capabilities and Infosys' automotive expertise. Infosys wants to grow with us in the automotive industry, which gives career opportunities for our employees. With this partnership, Daimler also strengthens its overall technology investment and partnership strategy."

Jan Brecht
Chief Information Officer, Daimler and Mercedes-Benz


Secure your distributed enterprise. Data to development. By design.
THAT'S CLOUD CLARITY.
Infosys cobalt
Your cloud navigator

Vanguard: Advanced digital transformation with secure cloud adoption

Tectonic shifts are impacting the US$ 8.2 trillion defined contribution recordkeeping industry and the 110 million retirement savers it serves.* From changing demographics and rising customer expectations to regulatory complexity and cybersecurity concerns, unprecedented business challenges are being exacerbated by aging, legacy technology. Industry firms must activate key enabling technologies and advances enabled by the cloud to alleviate these complications and deliver experiences that delight customers. Modern, cloud-native platform solutions can future-proof the industry – enterprise after enterprise – with easy integration, enhanced experiences, insights for users, along with simplified and optimized AI-driven operations delivered more securely than ever before. And best of all, these outcomes can be delivered while also lowering costs and remaining in compliance with regulatory obligations.

Vanguard, the largest defined contribution asset manager in the US and one of the largest defined contribution recordkeepers, recognized early on the value of making a bold commitment to embrace secure and scalable cloud technologies. Their goal was to nurture a fully cloud-based recordkeeping platform, enabling greater insights and unprecedented personalization for their almost five million participants and 1,500 sponsors while protecting data and systems from cybersecurity risk.

Vanguard, along with Infosys, began a transformation journey to deliver advances for sponsors including AI-enabled analytics capabilities, improved visibility of participant behavior, and ubiquitous operational support. For participants, Infosys has accelerated Vanguard's effort to deliver state-of-the-art experiences, including a redesigned participant website, integrated advice, and intuitive technologies.

Vanguard's business is slated to benefit from cloud-oriented digitalization with:

- A future-proof technology stack that will improve time to market, bringing renewed ability to add additional capabilities over time
- Faster, iterative releases to gain market traction and benefit from early, frequent feedback cycles
- A portfolio of innovative possibilities for business to drive ongoing differentiation
- An approach that protects data, applications, and infrastructure from threats

Infosys today leads on day-to-day operations supporting Vanguard's DC recordkeeping business, including software platforms, administration, and associated processes. Vanguard continues to serve as a strategic partner to plan sponsors, providing groundbreaking retirement thought leadership, industry-leading advice and investment management, and robust analytics to drive better outcomes for participants. Participant phone calls are serviced by both Vanguard and Infosys.

The Vanguard digital journey shows how cloud can enable secure, radical, and client-centric technology transformation. It has helped create a new standard for the industry – improving retirement savings outcomes for plan participants and sponsors through the use of secure digital technologies.

*Source: Plansponsor 2020 Recordkeeping Survey, July 15, 2020 (https://www.plansponsor.com/research/2020-recordkeeping-survey/?pagesec=2#Industry%20Snapshot)



Martha King
Executive Vice President and Chief Client Officer, Infosys

"Vanguard recognized there was an unmet need in the industry for an adaptable, technology-driven recordkeeping platform that put the interests of plan sponsors and their participants front-and-center. Through Vanguard's relationship with Infosys, we are building a recordkeeping platform that prioritizes participant outcomes, catalyzes innovation and evolves synchronously with the ever-changing needs of plan sponsors and their participants."

Sam Anaokar
Principal – Vanguard's Institutional Investor Group


Future-proof your business with the right applied AI cloud, right now.
THAT'S CLOUD CLARITY.
Infosys cobalt
Your cloud navigator

Reckitt: Intelligence on cloud to power next-generation outcomes

CPG companies around the world are reinventing their business fabric to get even more close to their end consumers. This means new digital experiences, an agile and dynamic supply chain, deep insights and new channels of growth. Cloud – with its promise of near-unlimited data storage and compute – and Artificial Intelligence (AI) / Machine Learning (ML), with its ability to continuously sense, learn and automate, are central to this proposition.

Reckitt is a producer of health, hygiene, and nutrition products, with operations in more than 60 countries and its products sold in almost 200 countries. Their vision is to build a cloud-powered, machine-first, cognitive IT enterprise that can support their talent pool in the pursuit of continuous learning, data-driven strategies for exponential growth along with resilient adaptation and agile execution. The priorities for their always-on, always-available IT enterprise were to:

- Sense and avert disruptions to IT
- Bring ramp-up, ramp-down flexibility and resilience to operations
- Minimize dependency on the manual, language-constrained service desk
- Reduce IT operations effort (and associated costs) by at least 25%
- Drive data intelligence-powered improvements in customer satisfaction through proactive needs fulfillment

In partnership with Infosys, Reckitt has embarked on a transformation journey that includes the transformation of their data center footprint, with considerable automation and migration to a cloud-first model. With this as the new foundation, Reckitt is building an autonomous, self-governed and self-sustaining IT services landscape, amplified with digital workflows, AI / ML, Robotic Process Automation (RPA) and chatbots, to help run their IT at a fraction of its current costs. This helped bring a host of new capabilities including:

- Distributed telemetry to collect and analyze data from across digital channels
- Predictive intelligence to recommend continuous improvements and new offerings with growth potential
- True omni-channel experiences
- Multilingual live agent chats (with Azure cognitive services for language translation) for users requesting manual assistance
- Bots to automatically assign tasks to the right teams for resolution

As the business looks to sustain the staggering growth and navigating the next normal, this digital investment will serve to develop more accurate category and product projections along with the agility to respond at the pace of change.



Karmesh Vaswani

Executive Vice President and Segment Head – CPG, Logistics & Retail, Infosys

"We are very excited to partner with Infosys on this transformation which will establish the next-generation IT at Reckitt. We are clear that cloud and an unwavering focus on automation will create a foundation that will help our business imagine and reimagine new growth opportunities in an agile and dynamic manner."

Mark O' Brien

Director – Corporate IT, Reckitt


Build that one data cloud to power your now and next.
THAT'S CLOUD CLARITY.
Infosys cobalt
Your cloud navigator

Microsoft Corporation: Delivering data to drive in-depth support for cloud solutions

The ongoing health crisis has created, for the technology industry, an upsurge in demand – especially for digital and cloud solutions. With recovery, across industries, taking an increasingly digital turn, this demand is only slated to multiply. For the hyperscale cloud providers, while this is clearly an opportunity, it also brings with it the challenges of fulfilling the sudden sharp spike in already burgeoning demand without impacting the delivery of customer support and experience.

Microsoft, the fastest growing amid peers in its category, has been investing in creating new Azure Data Centers to fulfill the demand for Azure Core Cloud Computing, Azure Data Services, Dynamics 365 and Microsoft 365. Microsoft has also recently announced industry-specific cloud-based solutions founded on Microsoft Azure, in addition to Microsoft Power Platform tools and other Microsoft services to provide industry-specific workflows, standards and components. Microsoft advancements in Azure Data products like Azure Data Bricks and Synapse as Data drives enterprise growth. The last mile, for them, is about enhancing support experience for their customers by ensuring solution quality and limiting business disruptions.

Microsoft Enhanced Support Services group, in partnership with Infosys, accelerated the journey to differentiate the Microsoft support experience by leveraging customer data across 350+ SharePoint destinations, for:

- Streamlining contractual agreements
- Automating the service activation process
- Providing a holistic and unified view of customer health metrics
- Enabling monitoring rigor
- Automating root cause analysis and improving support for critical incidents

Microsoft's outcomes are telling and amply quantified in metrics ranging from service efficiencies to customer satisfaction:

- Over 200 premium customers were onboarded with new programs
- Automation of root cause analysis reducing the analysis cycle time by over 75% (from four weeks to one week)
- The highly customizable customer onboarding portal, supporting service activations, slashed average onboarding time for a customer by more than 50% (from 3-6 months to just 42 days)
- The overall customer satisfaction index was significantly positively impacted

Microsoft has found value in the systematic mapping of diverse customer personas within each client organization that this framework and program has enabled. This has mitigated dependence, in many cases, on buy-side procurement managers as the only source of customer feedback. Now Microsoft has a richer source of insights that includes an understanding of customer-decision influencers and end customers further down the value chain. Data continues to pave the path to excellence for Microsoft.



Nimesh Kocheta
Vice President and Senior Manager – Client Services, Infosys

"Infosys has not only been a great partner successfully and continuously delivering against our defined outcomes, but as well a great sparring partner, challenging our current way of working! We look forward to continuing and increasing our strategic partnership supporting our people, customers and organization alike."

Thomas Steiner
Senior Business Program Manager, Microsoft


Get proven industry cloud blueprints to rev up business growth.
THAT'S CLOUD CLARITY.
Infosys
cobalt
Your cloud navigator

LivePerson: Riding the cloud for growth acceleration

LivePerson, a global leader in Conversational AI providing much-needed capability for conversational engagement, commerce and care for all industry segments, was experiencing significant business growth due to increasing digitization from brands and wanted to leverage cloud to:

- Capture increasing demand for Conversational AI and enable rapid business growth at scale
- Enable access to rapidly-growing rich feature sets of cloud systems
- Stay consistently in the fast lane to meet the emerging dynamics of the market
- Disrupt competition through cutting-edge technologies to propel innovation and additional business functionality

LivePerson partnered with Infosys for the planned digital transformation of LivePerson's core revenue-generating business platform. Infosys is leveraging its dynamic Cobalt services to deliver accelerated transformation at scale, and performance on Cloud. This transformation will deliver unique platform capabilities for high resilience and consistent performance to their global customer base.

Infosys has also established a 360° partnership with LivePerson to help global brands manage AI-powered conversations with consumers and employees over SMS, websites, apps, and the messaging channels they use every day. The partnership will enable brands to unlock higher growth by combining Infosys Cobalt – a set of services, solutions and platforms to accelerate an enterprise's journey into the cloud – with LivePerson's Conversational Cloud, a complete set of applications and APIs for creating and managing conversational experiences. The key areas this strategic partnership will focus on include:

- Direct-to-consumer conversations on consumers' preferred messaging channels – including Apple Business Chat, Google's Business Messages, Facebook Messenger, WhatsApp, and brand websites and apps – for marketing, sales and fulfillment, and customer service
- New messaging experiences for employees to support business continuity, HR, finance, and IT queries, drafting off Infosys' strength in transforming these functional areas within large enterprises
- The cloud, conversational AI, digital consulting, and global delivery services to build, run, integrate, and scale immersive experiences for brands.

With the cloud future-proofing that this will provide, LivePerson will significantly grow every year in its ability to deliver on its value proposition: Messaging solutions trusted by the world's largest brands.



Anant Adya
Senior Vice President and Group Practice Engagement Manager, Infosys

"Together with Infosys' transformational services and cloud capabilities, we can redefine how the world's major brands communicate with consumers and engage their employees. Our Conversational Cloud includes a full set of APIs and integration points that Infosys can help architect and weave throughout a large enterprise's systems and processes to generate the maximum sales impact and cost savings from conversational experiences. LivePerson will benefit from Infosys' partnership by continuing to scale our Conversational Cloud to meet consumers' growing demand for these experiences."

Rob LoCascio
CEO and Founder, LivePerson

Contents

Infosys Annual Report 2020-21

14
The future of enterprise: Driven by hybrid work, digital acceleration and cloud

16
Letter to the Shareholder

18
Sharing an equitable and sustainable digital future

21
The Infosys Board of Directors

22
The Infosys leadership team

24
Awards and recognition

26
Financial highlights

28
Board's report
- Results of our operations and state of affairs
- Business description
- Human resources management
- Corporate governance
- Audit reports and auditors
- Corporate social responsibility
- Environment Social and Governance
- Acknowledgments

40
Annexures to the Board's report
- Annexure 1: Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures
- Annexure 2: Particulars of contracts / arrangements made with related parties
- Annexure 3: Particulars of employees
- Annexure 4: Corporate governance compliance certificate
- Annexure 5: Secretarial audit report for the financial year ended March 31, 2021
- Annexure 6: Annual report on CSR activities
- Annexure 7: Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo
- Annexure 8: Corporate policies

66
Management's discussion and analysis
- Industry structure and developments
- Opportunities and threats
- Financial condition
- Results of our operations
- Outlook, risks and concerns
- Internal control systems and their adequacy
- Material developments in human resources / industrial relations, including number of people employed
- Other details

95
Corporate governance report
- Our corporate governance philosophy
- Board composition
- Board of Directors
- Board and executive leadership compensation
- Board meetings
- Board committees
- Corporate social responsibility
- Risk management report
- Shareholder information

147
CEO and CFO certification

148
Standalone financial statements
- Index
- Independent Auditors' Report
- Annexure A to the Independent Auditors' Report
- Annexure B to the Independent Auditors' Report
- Balance Sheet
- Statement of Profit and Loss
- Statement of Changes in Equity
- Statement of Cash Flows
- Overview and notes to the financial statements

212
Consolidated financial statements
- Index
- Independent Auditors' Report
- Annexure A to the Independent Auditors' Report
- Consolidated Balance Sheet
- Consolidated Statement of Profit and Loss
- Consolidated Statement of Changes in Equity
- Consolidated Statement of Cash Flows
- Overview and notes to the consolidated financial statements

283
Business responsibility report

298
Investor contacts



> “The company is investing in designing and developing the right solutions required for accelerating digital transformation.”
>
> **Nandan M. Nilekani**
> Chairman

The future of enterprise: Driven by hybrid work, digital acceleration and cloud

Even in the midst of the most tumultuous time that the world has seen in over a century, we can look at Infosys' performance for fiscal 2021 with quiet satisfaction. Infosys has delivered industry-leading growth and is in pole position for another year of market-leading performance as we start looking at the post-pandemic, post-cloud era.

What is it that our company is doing differently that is enabling us to be a market leader when several veterans around us struggle?

First and foremost, under our CEO, Salil Parekh, ably supported by the global senior leadership, Infosys has transformed into a very client-focused company. Our stable and motivated leadership is working quietly and without fuss to ensure Infosys is the partner of choice for the world's top companies as they navigate their next in these uncertain and rapidly changing times. This has led to unprecedented transformational large deals.

Second, the company is investing in designing and developing the right solutions required for accelerating digital transformation. Be it Infosys Cobalt™ for cloud solutions, modernization without disruption, big data and analytics, applied AI and automation, cybersecurity, consumerization of user experience, or a robust innovation ecosystem – these have struck the right chord with our clients who are keen to assimilate new ideas to reinvent themselves and become more like digital natives.

Third, the reinvention and modernization of Infosys' own digital infrastructure has prepared the company well to enable our employees to work from home seamlessly and be highly productive with digital tools made available at their fingertips. It has also brought greater credibility to the transformation we propose to our clients – as these principles of the Live Enterprise have emerged and evolved from our own hard experience.

Finally, investments in our people have ensured that our employees have access to the latest digital skills and are embracing agile ways of working. We have launched the Infosys Expanded Stock Ownership Program 2019, become more global, diverse, and deeply engaged with our widely dispersed teams in more than 50 countries working from their homes. We have created a strong leadership pipeline to work with trained and motivated employees who have more than proven their mettle working through the pandemic.

Beyond business, Infosys has been at the forefront of the ESG movement and became carbon-neutral in 2020 – 30 years ahead of the timeline set by the Paris Agreement.

The proactive action that Infosys has taken, over the last three and a half years, has decisively enabled us to set the narrative for the global digital services and consulting industry. Infosys will continue to innovate and is well-placed to lead the industry in the coming years.

Today the world is simultaneously seeing three major transitions – the pandemic-induced model for hybrid work which requires new ways to collaborate, orchestrate and deliver, the technology transformation driven by cloud, and the digital acceleration of business models that are changing the way we live, work, play, and relate to one another over digital channels. Never before have our clients so overwhelmingly expressed the need for a voice of clarity in the chaos and confusion. They are vocal in their ask for a partner who puts clients' best interests over their own and for a thought leader who can navigate them to their future. Our company is committed to being that partner for our clients and will work on this promise with relentless execution.



"The capabilities that we have built over the past three years, including differentiated offerings like Infosys Cobalt™, are what large enterprises are looking for."

Salil Parekh
Chief Executive Officer
and Managing Director



Letter to the Shareholder

Dear Shareholder,

My sincere wishes that each of you is safe and well in these times.

Over this past year, we were extremely focused to ensure the safety and wellbeing of our over 250,000 employees. Our efforts have been wide-ranging, holistic, and global. In India, we have set up vaccination centers at our campuses, COVID-19 care centers across several locations, collaborated with hospitals, ambulance services, providing oxygen supply, medicines, and support for our employees and their families. We have expanded our financial commitment towards COVID-19 relief efforts to ₹200 crore, supporting the communities around us. As I write this, we are starting to see a decline in active cases and a gradual increase in vaccinations in India.

Globally, to support our employees during this challenging period, we have implemented wellbeing initiatives that range from expert help for mental health to prioritizing better work-life balance. We have virtually engaged with our employees through 900 initiatives, as employees continue to work remotely.

In this current business environment, the Company delivered exceptional results. Our clients have been expanding their work with us, especially in the areas of digital and cloud. The capabilities that we have built over the past three years, including differentiated offerings like Infosys Cobalt™, are what large enterprises are looking for. Our market-leading capabilities in data and analytics, cybersecurity, AI, automation, and IoT are enabling us to be a critical partner for our clients. Our acquisitions in the past year – GuideVision, Blue Acorn, Kaleidoscope, and Carter Digital – have helped further strengthen our digital portfolio. We are rapidly becoming an integral part of the digital and cloud transformation journeys of our clients.

As a result, we had industry-leading growth in the past financial year, at 5% in constant currency. Our digital business grew by 29% and now accounts for 52% of the overall Company revenues in the fourth quarter. We had over US$ 14 billion of large deals in the past year, the highest in our history. We have continued to gain market share. Our operating margins were at 24.5%, an expansion of three points over the previous year. We generated approximately US$ 3 billion of free cash flow. Our earnings per share grew by 17% over the previous year in rupee terms. We have awarded dividend of US$ 1.5 billion for the full year and announced a share buyback of US$ 1.2 billion. Our total shareholder return, over the past three years, is the highest among our peer group.

Our leadership team came together as One Infosys and has been united and focused on ensuring we were delivering what our clients need. Our cross-functional teams have brought the best of all our capabilities together by working in unison, to support and drive the digital transformation journeys of our clients. Demonstrating client relevance has become one of our main differentiators.

We turned carbon-neutral in the past year, thirty years ahead of the global guidelines. We have enhanced our ESG commitments by outlining Infosys ESG Vision 2030 to continue our focus on shaping and sharing solutions that serve businesses and communities.

For me, it is a matter of pride to see the commitment and dedication that our employees displayed during this year to serve our clients. I am extremely grateful to them, our clients, the leadership team, our Board members, and all our well-wishers, who have supported us with their trust and guidance through this most challenging year.

As I look ahead, I am more optimistic than ever of the enormous opportunity ahead of us. Technology, especially digital and cloud, continue to be at the center of change for large enterprises globally. We are among the best-positioned companies to partner with these enterprises and help them accelerate their digital journey to realize their objectives.

Thank you for your support and guidance. Take care and stay safe.

With warm regards,

Sd/-

Salil Parekh
Chief Executive Officer
and Managing Director

Bengaluru
May 16, 2021



Sharing an equitable and sustainable digital future

Infosys has always put sustainability at the heart of its business approach. Our ability to fulfill and exceed our responsibility to our stakeholders today and tomorrow is a testament to our commitment.

2020 marked a milestone year for the Company. We turned carbon-neutral, 30 years ahead of the global targets, fulfilling the vision of our founders towards sustainable growth. In 2011, Infosys made a voluntary commitment to the United Nations to become carbon neutral. We have since then embraced ambitious goals and meticulous plans not just for environmental preservation, but also to develop people and serve the interests of our stakeholders.

We are committed to continuing this journey and therefore we undertook a review of the progress we made over the past decade on our sustainability goals and developed the lens further in a more practical and comprehensive manner, to broaden our ESG focus and rank our priorities in order of their importance to our business and our stakeholders. In October 2020, we launched our ESG Vision and Ambitions for 2030.

Our focus will be steadfast on battling climate change, conserving water and managing waste. On the social front, our emphasis will be on the development of people, especially around digital skilling, improving diversity and inclusion, delivering technology for good and energizing the communities we work in. We will also redouble efforts to serve the interests of all our stakeholders, setting the benchmark in corporate governance, ethics and transparency, data privacy and information management.

ESG – Governance framework



The Board
ESG Committee
ESG Operations Council

The Board instituted an Environmental, Social and Governance Committee (ESG Committee), with effect from April 14, 2021, to discharge its oversight responsibility on matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. Kiran Mazumdar-Shaw, Lead Independent Director of the Board, is the chairperson of the ESG Committee. Independent directors Chitra Nayak and Uri Levine are the members of the committee. The ESG Committee will meet periodically and guide the Board in discharging its responsibilities.



"We are pleased to institute this new committee of our Board focused on accelerating the integration of ESG factors into everything that we do as a business. As a progressive company balancing financial return to investors with unwavering focus on being sustainable and socially responsible, this initiative will help us nurture a well-governed model to realize the many aspirations on our ESG roadmap."

Kiran Mazumdar-Shaw

Lead Independent Director and Chairperson, ESG Committee

ESG Vision and Ambitions 2030

Shape and share solutions that serve the development of businesses and communities

Environment

Vision

Serve the preservation of our planet by shaping and sharing technology solutions

Material topics

Climate change

Leverage technology to support the transition to a low-carbon world

Ambitions

- Maintaining carbon neutrality across Scope 1, 2 and 3[1] emissions every year
- Reducing absolute Scope 1 and 2 greenhouse gas (GHG) emissions by 75%[2]
- Reducing absolute Scope 3 GHG emissions by 30%
- Engaging clients on climate actions through our solutions

(1) Business travel, employee commute, and transmission and distribution losses
(2) Corresponds to 75% renewable energy usage

Water

Reduce our water footprint and enhance water availability in the communities where we operate

Ambitions

- Maintaining 100% wastewater recycling every year

Waste

Reduce, reuse and recycle to minimize waste, including e-waste

Ambitions

- Ensuring zero waste to landfill

Social

Vision

Serve the development of people by shaping a future with meaningful opportunities for all

Material topics

Enabling digital talent at scale

Facilitate skilling to ensure progress for all

Ambitions

- Extending digital skills to 10 Mn+ people, including employees, clients' workforce, students, teachers and communities (2025)

Tech for good

Partner with society to harness the power of technology solutions in their everyday

Ambitions

- Empowering 80 Mn+ lives via tech for good programs in e-governance, healthcare and education (2025)

Diversity and inclusion

Foster diversity and nurture inclusion

Ambitions

- Creating a gender-diverse workforce at Infosys, with 45% women

Energizing local communities

Enable opportunities for communities locally

Ambitions

- Delivering 33% of work by leveraging flexible / remote work options

Employee wellness and experience

Ensure fulfilling careers for our employees

Ambitions

- Facilitating best-in-class employee experience and being recognized among the best employers in our key operating regions

Governance

Vision

Serve the interests of all our stakeholders by leading through our core values

Material topics

Corporate governance

Be a leader and get benchmarked for world-class corporate governance

Ambitions

- Bringing interests of all stakeholders to the fore through our empowered, diverse and inclusive Board
- Building sustainable and responsible supply chains
- Ensuring robust compliance and integrity practices
- Engaging with stakeholders through various channels and earning trust through transparent communication

Data privacy

Ensure the safety of stakeholder data

Ambitions

- Adopting leading data privacy standards across all global operations

Information management

Uphold the digital trust of our stakeholders

Ambitions

- Being recognized as industry leader in our information security practices

Our commitment to our ESG Vision 2030 is unwavering. Fiscal 2021 has seen good progress in various goal areas. Some of these are highlighted here:

Enabling clients on climate change solutions

This year, Infosys successfully completed over 20 projects facilitating the journey of its clients to combat climate change through business-driven IT solutions around CCUs, energy storage, next-generation innovative and sustainable products, renewables, energy efficiency, brown field modernization & transformation, clean energy generation & trading, and transportation electrification. In addition, we have executed an MoU with British Petroleum for a strategic collaboration to drive integrated energy offers to reduce emissions at campuses and in cities.

Tech for good

In the new normal, when everyone has been forced to operate remotely, cloud and digital native, technology-led solutions and platforms have enabled businesses and governments to deal with the new conditions and be resilient. Our #TechforGood initiative focuses on making an impact across three key segments – eGovernance, Healthcare and Education. Large, country-scale, multi-year, strategic ongoing initiatives in the areas of e-Governance and education across India, Australia and the US focus on positively impacting and enhancing the experience of citizens. Read more here: https://www.infosys.com/global-resource/18/tech-good-compendium.pdf

Facilitating best-in-class employee experience

We have amplified the reach and effectiveness of our wellness initiatives, in response to the disruption caused by the pandemic, with digital experience touchpoints and a comprehensive 5C framework of Connect, Collaborate, Celebrate, Care and Culture. Infosys' investment in best-in-class people practices has received recognitions such as the Top Employers Global 2021 certification in 20 countries across Europe, Middle East, Asia Pacific, and North America, as well as a Great Place to Work® certification in India and the US, and ranking by Fortune among the Best Big Companies to Work For™ 2021 in the US.

Leading with integrity

Infosys has been recognized as one of the 2021 World's Most Ethical Companies by Ethisphere Institute, US. Infosys is one of only four honorees in the Software and Services Industry globally and one of only three honorees in India. Infosys was distinguished for its undiluted commitment towards integrity and making value-based decisions. The recognition additionally spotlighted Infosys in the areas of ethics and compliance, diversity, governance, and social initiatives.

For detailed information, please read our ESG Vision 2030 and our ESG FY21 Report here: https://www.infosys.com/about/corporate-responsibility.html

The Infosys Board of Directors



Nandan M. Nilekani
Chairman



Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director



Kiran Mazumdar-Shaw
Lead Independent Director



Michael Gibbs
Independent Director



D. Sundaram
Independent Director


Fall in love with
the problem
not the solution

Uri Levine
Independent Director



Bobby Parikh
Additional and Independent Director



Chitra Nayak
Additional and Independent Director

The Infosys leadership team



Salil Parekh
Chief Executive Officer and Managing Director



U.B. Pravin Rao
Chief Operating Officer and Whole-time Director



Nilanjan Roy
Chief Financial Officer

Presidents



Ravi Kumar S.
President and Deputy Chief Operating Officer



Mohit Joshi
President

Executive Vice Presidents



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anantharaman Radhakrishnan
Chief Executive Officer & Managing Director – BPM



Binod R. Hampapur
Global Head – Talent & Technology Operations



Deepak Padaki
Group Head – Corporate Strategy, and Chief Risk Officer



Dinesh R.
Head Global Services – Enterprise Package Application Services



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jasmeet Singh
Segment Head – Manufacturing



Jayesh Sanghrajka
Deputy Chief Financial Officer



Karmesh Vaswani
Segment Head – CPG, Logistics & Retail



Koushik R.N.
Group Head – Procurement & Global Immigration



Krishnamurthy Shankar
Group Head – Human Resources and Infosys Leadership Institute



Martha King
Chief Client Officer



Narsimha Rao M.
Head, Global Services – Cloud, Infrastructure and Security Solutions & Independent Validation Solutions



Richard Lobo
Head, HR – Infosys Limited



Satish H.C.
Head, Global Services – Data & Analytics



Shaji Mathew
Service Offering Head – Financial Services, Healthcare, Insurance & Life Sciences



Srikantan Moorthy
Head – US Operations and Global Head – Education, Training and Assessment

Awards and recognition

We won many awards and honors, both international and national, in fiscal 2021. The significant ones among them are as follows:

Business and management

- Recognized as one of the World's Most Ethical Companies in 2021 by Ethisphere Institute in the US
- Won the 2020 Global Enterprise Risk Management Award of Distinction for success in improving transformation outcomes, growing revenue, protecting margins and strategic decision-making
- Recognized as the fastest growing among the top 10 IT services brands, by Brand Finance, the world's leading brand valuation firm, in its Global 500 2021 report
- Infosys Düsseldorf Innovation Hub awarded the prestigious NRW INVEST Award 2020
- Won the German Brand Award 2020 for Excellence in Brand Strategy and Creation
- Was featured in the 'Leadership' category in a study conducted jointly by BSE, International Finance Corporation and IiAS, based on G20 / OECD corporate governance principles. This makes it an unbroken run from 2017 for the Company.
- Featured in the Institutional Investor 2020 All-Asia Executive Team Rankings in the Technology / IT Services & Software Companies category
- Chosen by the IR Society of India, in collaboration with BSE and KPMG India, as a winner under the category, Standout IR, among the BSE 500 companies

Environmental, Social and Governance (ESG), and sustainability

- Ranked 30th (moved up from 94th in 2020) on the Wall Street Journal's 2021 List of 100 Most Sustainably Managed Companies in the World
- Won the Golden Peacock Global Award in the Information Technology sector for Excellence in Corporate Governance
- Adjudged the company most committed to social causes and among the top three in environmental stewardship in India by *FinanceAsia*
- Rated by Sustainalytics as an ESG Industry Top Rated Company
- Won the CII – Climate Action Programme (CAP 2.00) 'Resilient' Award
- Won the Platinum Award at the Asset ESG Corporate Awards 2020, the longest running ESG awards in Asia

Human resources

- Awarded Fortune Best Big Companies to Work For™ 2021 in the US
- Awarded Top Employers Global 2021 certification in 20 countries across Europe, Middle East, Asia Pacific, and North America. Also top ranked in 15 countries and No. 1 in India, APAC, and Middle East Region, and among the top two employers in the US and Australia
- Certified by the Great Place to Work® Institute as a Great Place to Work® in India, for the period March 2021 to February 2022
- Won the Glassdoor Employees' Choice Award, a recognition as one of the Best Places to Work in 2021 in Canada
- Infosys InStep ranked No. 1 in the 'Best Overall Internship Program' category for three years in a row
- Infosys USA certified as a Great Place to Work in the US in May 2020
- Won the 2020 BEST Awards by The Association for Talent Development, US
- Won the Top 10 Working Mother & Avtar Best Company for Women in India award 2020
- Won the Champion of Inclusion award of Working Mother & Avtar Most Inclusive Companies Index 2020
- Recognized as a Disability Confident Recruiter by the Australian Network on Disability
- Was the 1st Runner up for Excellence in Diversity & Inclusion at the SHRM HR Excellence Awards
- Scored 95 out of 100 on the Human Rights Campaign Corporate Equality Index for LGBTQI+ Inclusion

Digital services and technology innovation

- Positioned as a leader in Gartner Magic Quadrant for Data and Analytics Service Providers
- Ranked as a leader in Gartner Magic Quadrant for IT Services for Communications Service Providers, Worldwide
- Ranked as a leader in Gartner Magic Quadrant for Application Testing Services, Worldwide
- Positioned as a leader in Forrester Wave™: Digital Process Automation Service Providers
- Ranked as a leader in Forrester Wave™: Multicloud Managed Services Providers, Q4 2020
- Ranked as a leader in HFS Top 10: Hyperscaler Cloud Service Providers 2021
- Ranked No. 1 in HFS Top 10: Agile Software Development, 2020
- Ranked as a leader in HFS Research Top 10 Healthcare Sector Service Providers
- Positioned as a leader in IDC MarketScape Worldwide Oracle Cloud Implementation Services
- Positioned as a leader in Everest – Application and Digital Services in Capital Markets PEAK Matrix 2020
- Positioned as a leader in Everest Group's Open Banking IT Services PEAK Matrix Assessment 2020
- Positioned as a leader in IDC MarketScape: Worldwide Manufacturing Intelligence Transformation Strategic Consulting 2020 Vendor Assessment
- Positioned as a leader in IDC MarketScape: EMEA Digital Transformation Service Providers for Oil and Gas Industry 2020 Vendor Assessment
- Won the 2020 Microsoft Datacenter Migration Partner of the Year award
- Awarded the 2020 IBM Beacon Award for our Cognitive Digital Commerce platform

Infosys Finacle

- Positioned as a Leader in Forrester Wave™: Digital Banking Processing Platforms (Corporate Banking), Q3 2020 report
- Positioned as a Leader in Forrester Wave™: Digital Banking Processing Platforms (Retail Banking), Q3 2020 report
- Awarded Best Use of IT in Corporate Banking with Bank of the West BNP Paribas
- Won the award for Most Impactful Project in the use of Blockchain in Banking: Infosys Finacle and Royal Bank of Scotland

For the complete list of awards and recognition, refer to https://www.infosys.com/about/awards

Financial highlights

"Digital differentiation and Large Deal momentum drive industry-leading growth in FY21"

Revenues (in ₹ crore)

1,00,472

Crossed the milestone of ₹1,00,000 crore in revenue

Revenue growth

10.7 %

In reported currency (INR), industry-leading growth in FY21

Operating margin

24.5 %

Improved by 320 basis points

Digital revenues (as a % of total revenue)

48.5 %

31.3% growth on Year-on-Year (YoY) basis (USD)

Free cash flows (in ₹ crore) [1]

22,020

YoY growth of 44.4% FCF conversion at 113% of net profit

Consolidated cash and investments (in ₹ crore) [2]

38,660

Continue to maintain strong liquidity position

Basic earnings per share (par value of ₹ 5 each)

45.61

17.0% growth on YoY basis

Dividend per share (in ₹)

27

Growth of 54.3% on YoY basis

Large Deal TCV (Total contract value in US$ billion)

14.1

Large Deal TCV at an all-time high

Notes:

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

(2) Comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity & preference shares, compulsorily convertible debentures and others

Number of US$ 100 million+ clients

32

Increase of 4 clients YoY

Utilization (excluding trainees)

84.7 %

Utilization at an all-time high

Onsite mix

25.8 %

Significant improvement in onsite mix

Return on equity

27.4 %

Improved by 1.6% over the last fiscal

Market capitalization (in ₹ crore)

5,82,880

One of the top companies in the country in terms of market capitalization

Women employees

38.6 %

Proposal for buyback

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

Key trends

In ₹ crore, except per equity share data	FY 2021	FY 2020	FY 2019	FY 2018	FY 2017
Revenues [1]	1,00,472	90,791	82,675	70,522	68,484
Net profit [1][2]	19,351	16,594	15,404	16,029	14,353
Basic earnings per share (in ₹) [1]	45.61	38.97	35.44	35.53	31.40
Number of employees	2,59,619	2,42,371	2,28,123	2,04,107	2,00,364

In US$ million, except per equity share data	FY 2021	FY 2020	FY 2019	FY 2018	FY 2017
Revenues [1]	13,561	12,780	11,799	10,939	10,208
Net profit [1][2]	2,613	2,331	2,199	2,486	2,140
Basic earnings per share (in US$) [1]	0.62	0.55	0.51	0.55	0.47

Notes

(1) Based on IFRS consolidated financial statements

(2) Attributable to owners of the Company

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2021. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

in ₹ crore, except per equity share data

Particulars	Standalone		Consolidated	
	For the year ended March 31,		For the year ended March 31,	
	2021	2020	2021	2020
Revenue from operations	85,912	79,047	1,00,472	90,791
Cost of sales	55,541	52,816	65,413	60,732
Gross profit	30,371	26,231	35,059	30,059
Operating expenses				
Selling and marketing expenses	3,676	3,814	4,627	4,711
General and administration expenses[(1)]	4,559	4,526	5,810	5,974
Total operating expenses	8,235	8,340	10,437	10,685
Operating profit	22,136	17,891	24,622	19,374
Finance cost	126	114	195	170
Other income, net	2,467	2,700	2,201	2,803
Profit before tax	24,477	20,477	26,628	22,007
Tax expense	6,429	4,934	7,205	5,368
Profit after tax	18,048	15,543	19,423	16,639
Profit attributable to owners of the Company	18,048	15,543	19,351	16,594
Non-controlling interests	–	–	72	45
Other comprehensive income				
Items that will not be reclassified subsequently to profit or loss	268	(215)	253	(213)
Items that will be reclassified subsequently to profit or loss	(77)	(19)	53	364
Total other comprehensive income / (loss), net of tax	191	(234)	306	151
Total comprehensive income for the year attributable to the owners of the Company	18,239	15,309	19,651	16,732
Non-controlling interest	–	–	78	58
Earnings per share (EPS)[(2)]				
Basic	42.37	36.34	45.61	38.97
Diluted	42.33	36.32	45.52	38.91

1 crore = 10 million

Notes: The above figures are extracted from the audited standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS).

(1) Includes impairment of capital asset of ₹283 crore under CSR expense in the *Standalone financial statements* of the Company, as the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021.

The recoverable amount of capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to a controlled subsidiary, hence no impairment charge has been recorded in the *Consolidated financial statements*.

(2) Equity shares are at par value of ₹5 per share.

Financial position

in ₹ crore, except equity share data

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2021	2020	2021	2020
Cash and cash equivalents	17,612	13,562	24,714	18,649
Current investments	2,037	4,006	2,342	4,655
Net current assets	30,660	28,600	36,868	33,720
Property, plant and equipment (including capital work-in-progress)	11,836	12,037	13,482	13,389
Right-of-use assets	3,435	2,805	4,794	4,168
Goodwill	167	29	6,079	5,286
Other intangible assets	67	48	2,072	1,900
Other non-current assets	30,152	22,302	21,226	13,449
Total assets	93,939	81,041	1,08,386	92,768
Non-current lease liabilities	3,367	2,775	4,587	4,014
Other non-current liabilities	1,419	812	3,152	2,054
Retained earnings – opening balance	52,419	54,070	56,309	57,566
Add:				
Profit for the year	18,048	15,543	19,351	16,594
Transfer from Special Economic Zone Re-investment Reserve on utilization	967	1,036	1,039	1,080
Less:				
Impact of adoption of Ind AS 116	–	(17)	–	(40)
Dividends (including dividend distribution tax if any)	(9,158)	(9,553)	(9,120)	(9,517)
Buyback of equity shares	–	(4,717)	–	(4,717)
Effect of modification of equity-settled share-based payment awards to cash-settled awards	–	(9)	–	(9)
Transfer to general reserve	(1,554)	(1,470)	(1,554)	(1,470)
Transfer to Special Economic Zone Re-investment Reserve	(3,204)	(2,464)	(3,354)	(2,580)
Financial liability under option arrangements	–	–	–	(598)
Payment towards acquisition of minority interest	–	–	(28)	–
Retained earnings – closing balance	57,518	52,419	62,643	56,309
Equity share capital	2,130	2,129	2,124	2,122
Other reserves and surplus[(1)]	11,831	7,825	10,243	5,978
Other comprehensive income	52	(139)	1,341	1,041
Non-controlling interest	–	–	431	394
Total equity	71,531	62,234	76,782	65,844
Total equity and liabilities	93,939	81,041	1,08,386	92,768
Number of equity shares	426,06,60,846	425,89,92,566	424,51,46,114	424,07,53,210

(1) Excluding retained earnings

Summary Profit and Loss – standalone

in ₹ crore, except per equity share data

Particulars	Year ended March 31,				
	2021	% of revenue	2020	% of revenue	YoY growth (%)
Revenue from operations	85,912	100.0	79,047	100.0	8.7
Gross profit	30,371	35.4	26,231	33.2	15.8
Selling and marketing expenses	3,676	4.3	3,814	4.8	(3.6)
General and administration expenses	4,559	5.3	4,526	5.7	0.7
Operating profit	22,136	25.8	17,891	22.6	23.7
Profit before tax	24,477	28.5	20,477	25.9	19.5
Net profit	18,048	21.0	15,543	19.7	16.1
Earnings per equity share					
Basic	42.37	–	36.34	–	16.6

Summary Profit and Loss – consolidated

in ₹ crore, except per equity share data

Particulars	Year ended March 31,				
	2021	% of revenue	2020	% of revenue	YoY growth (%)
Revenue from operations	1,00,472	100.0	90,791	100.0	10.7
Gross profit	35,059	34.9	30,059	33.1	16.6
Selling and marketing expenses	4,627	4.6	4,711	5.2	(1.8)
General and administration expenses	5,810	5.8	5,974	6.6	(2.7)
Operating profit	24,622	24.5	19,374	21.3	27.1
Profit before tax	26,628	26.5	22,007	24.2	21.0
Net profit	19,423	19.3	16,639	18.3	16.7
Profit attributable to owners of the Company	19,351	19.3	16,594	18.3	16.6
Earnings per equity share					
Basic	45.61	–	38.97	–	17.0

Refer to the notes under the table, 'Results of our operations and state of affairs', for factors impacting net profit and basic EPS.

Based on Ind AS consolidated financial statements

Revenue distribution by geographical segments (in %)



61.5
61.3
2020
2021
North America
24.1
24.2
2020
2021
Europe
11.8
11.6
2020
2021
Rest of the World
2.6
2.9
2020
2021
India

Revenue distribution by offerings (in %)



39.2
48.5
2020
2021
Digital
60.8
51.5
2020
2021
Core

Revenue distribution by business segments (in %)



31.5
32.4
2020
2021
FS(1)
15.5
14.7
2020
2021
Retail(2)
13.2
12.6
2020
2021
COM(3)
12.9
12.5
2020
2021
EURS(4)
10.1
9.4
2020
2021
MFG(5)
7.7
8.5
2020
2021
Hi-Tech(6)
6.4
6.8
2020
2021
LS(7)
2.7
3.1
2020
2021
Others(8)

(1) FS – Includes enterprises in Financial Services and Insurance

(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) COM – Includes enterprises in Communication, Telecom OEM and Media

(4) EURS – Includes enterprises in Energy, Utilities, Resources and Services

(5) MFG – Includes enterprises in Manufacturing

(6) Hi-Tech – Includes enterprises in Hi-Tech

(7) LS – Includes enterprises in Life Sciences and Healthcare

(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services

Global health pandemic from COVID-19

In fiscal 2020, when the COVID-19 pandemic first broke, Infosys swiftly reacted by providing the required support to the workforce, clients and the community. From setting up a core team to monitor the situation closely and staying in constant touch with the local authorities, sharing timely updates with the global employee base, to enabling the near-seamless transition to the remote mode of work – the Company scaled up its efforts quickly and restored normalcy of operations. Central to these efforts was the need to ensure the physical safety and mental wellbeing of our global workforce. In the early months of the pandemic, through its employee repatriation effort, Infosys managed the evacuation of 1,865 employees and 1,165 members of their families, from 35 countries – a one-of-its-kind operation by a company.

Fiscal 2021 has seen the health crisis deepen, and the world's attention is focused on India's response to it. With so many global businesses relying on India's technology services sector to run their core operations, the industry's resilience has wide-ranging global impact. Corporations, along with delivering business continuity for clients, must, with renewed vigor, ensure the wellbeing of their employees and the communities in which they operate.

Today, 96.5% of Infosys employees continue to work from home. With a more virulent surge of the pandemic in India, Infosys has ramped up its efforts significantly to mitigate the impact of the virus. We have set up exclusive COVID-19 care centers across seven Development Center (DC) locations, including Bengaluru, Pune, NCR, Chennai, and Hyderabad, and similar centers are on the anvil in the coming weeks across all other Infosys locations. We plan to, subject to approvals, set up similar centers in other Indian cities where we have campuses. We tied up with COVID-19 testing laboratories across India, collaborated with emergency ambulance providers in major cities, and partnered with 1,500+ hospitals, in 240 cities in India, to enable treatment for employees and their families. All medical treatments for COVID-19 are covered under employee insurance, and employees who have contracted it are allowed 21 days of additional paid leave to recuperate. Employee wellbeing checks are conducted frequently. In the event of an unfortunate turn, Infosys offers support to the grieving family, including financial support through insurance.

Comprehending the importance of the role played by vaccines in our fight against the virus, we have been working very closely with government authorities and medical experts to put together various frameworks for the immunization drive to encourage employees and their family members to get vaccinated. We have created COVID-19 vaccination centers across Infosys campuses. Operations have commenced across seven DCs already and work is in progress in other DCs. We have also collaborated with 130+ hospitals in India where employees and their families can be vaccinated. Committed as always to holistic employee wellbeing, we have rolled out over 900+ employee initiatives across locations, centered on mental health, self-care, and prioritizing work-life balance.

Infosys' helping hand extends beyond business. We have honored the commitment of ₹100 crore for COVID-19 relief in India that we made in March 2020, through the Infosys Foundation. This will help expand the capacity of COVID-care hospital beds, increase the supply of oxygen concentrators and ventilators, as well as provide food and funds to migrant laborers impacted by the lockdowns. We also leveraged our technological expertise, creating mobile applications like 'Crush Covid RI' and 'Apthamitra' to help local governments in their fight against COVID-19.

Our focus on our client commitments remained unwavering through this period, reflecting in the record number of large deals we secured even while working remotely. With our operations teams ensuring smooth work-from-home processes and remote collaboration for our 2,60,000+ global workforce, we were able to ensure that client service-level agreements (SLAs) were met and project milestones delivered on time. However, remote working conditions also implied multiplied cybersecurity risks, not just for us but for clients as well. Having been an early adopter of advanced cybersecurity strategies, including the setting up of seven Cyber Defence Centers in India, US and Europe, we were in a position to minimize threats to our operations as well as offer cybersecurity solutions to our clients. We continued to provide critical support to clients in essential services sectors such as banking, healthcare and communications around the world. Although travel was ruled out for most of this fiscal, we leveraged cloud and other digital transformation offerings to bring in new business, ensuring maximization of benefits to our shareholders.

As an organization, our external communication has had to transition to the new virtual models as well. Events such as the quarterly results, analyst meetings and the Annual General Meeting have all been executed successfully leveraging our in-house platforms such as Infosys Meridian. All recruitment drives have also been conducted virtually. Our online learning platform, Lex, and virtual classes allow our training programs to continue unaffected, with 2,40,000 employees using the platform in fiscal 2021. Leveraging initiatives like Skill Tags and Digital Quotient has enabled learning and reskilling of talent to proceed at an incredible pace. Digital Quotient acts as a guide-on-the-go to ensure digital preparedness for our talent, while Skill Tags allow employees to move beyond learning to establish their skill expertise in new-age / niche technology spaces. Thanks to structured learning paths made available through Lex, there has been a threefold increase in reskilled talent over the last fiscal.

At Infosys, even amid an unprecedented global crisis, we continue to balance success as a business with exemplary governance and responsiveness to the needs of all our stakeholders.

Capital Allocation Policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure, as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting (AGM). During the year, the Company paid an interim dividend of ₹12 per share and announced a final dividend of ₹15 per share, subject to shareholders' approval in the ensuing AGM. After returning the above amounts, the Company would have returned approximately 83% of the free cash flow for fiscal 2020 and fiscal 2021 through dividends and buybacks, in line with the Capital Allocation Policy announced in July 2019.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs.

As of March 31, 2021, we had ₹30,660 crore in working capital on a standalone basis, and ₹36,868 crore on a consolidated basis.

Consolidated cash and investments stand at ₹30,764 crore on a standalone basis and ₹38,660 crore on a consolidated basis as at March 31, 2021, as against ₹21,321 crore on a standalone basis, and ₹27,276 crore on a consolidated basis as on March 31, 2020.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks and financial institutions with high credit ratings by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically, and we have considered the latest available credit information to the extent available in view of COVID-19 as at the date of approval of the financial statements. Liquid assets also include investments in liquid mutual fund units, fixed maturity plan securities, certificates of deposit (CDs), commercial paper, quoted bonds issued by government and quasi-government organizations, and non-convertible debentures. CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the *Standalone and Consolidated financial statements* in this Annual Report.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, additions to tangible assets was ₹2,015 crore. This comprises ₹1,039 crore in infrastructure, ₹975 crore for investment in computer equipment, and ₹1 crore in vehicles.

In the previous year, we had additions to tangible assets of ₹3,035 crore. This comprised ₹2,263 crore in infrastructure, ₹765 crore for investment in computer equipment, and ₹7 crore in vehicles.

Capital expenditure on tangible assets – consolidated

This year, on a consolidated basis, additions to tangible assets was ₹2,231 crore. This comprises ₹1,071 crore in infrastructure, ₹1,159 crore in computer equipment and ₹1 crore in vehicles.

In the previous year, we had additions to tangible assets of ₹3,437 crore. This comprised ₹2,500 crore in infrastructure, ₹930 crore for investment in computer equipment and ₹7 crore in vehicles.

Leases

This year, on a standalone basis, additions to right-of-use (ROU) assets was ₹1,109 crore. This comprises ₹1,017 crore in land and buildings, and ₹92 crore in computer equipment.

In the previous year, we had additions to ROU assets of ₹787 crore. This comprised ₹738 crore in land and buildings, and ₹49 crore in computer equipment.

This year, on a consolidated basis, additions to ROU assets was ₹1,394 crore. This comprises ₹1,241 crore in land and buildings, ₹140 crore in computer equipment and ₹13 crore in vehicles.

In the previous year, we had additions to ROU assets of ₹1,120 crore. This comprised ₹1,065 crore in land and buildings, ₹49 crore for investment in computer equipment and ₹6 crore in vehicles.

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2021		Fiscal 2020	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)	Dividend per share (in ₹)	Dividend payout (in ₹ crore)
Interim dividend	12.00	5,112	8.00	4,107
Final dividend	(1) 15.00	6,391	9.50	4,046
Total dividend	27.00		17.50	
Payout ratio (interim and final dividend)	(2) 52.2%		(2) 53.5%	

Note: Interim dividend payout for fiscal 2020 includes dividend distribution tax.

(1) Recommended by the Board of Directors at its meeting held on April 14, 2021. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 19, 2021. The record date for the purposes of the final dividend will be June 01, 2021 and will be paid on June 25, 2021.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Annual Report.

Transfer to reserves

We do not propose to transfer any amount to general reserve on declaration of dividend.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

There were no contracts, arrangements or transactions entered into during fiscal 2021. As required under the Companies Act, 2013, the prescribed Form AOC-2 is appended as *Annexure 2* to the Board's report.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Listing Regulations, the *Management's discussion and analysis* is set out in this Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, a *Risk management report* is set out in this Annual Report.

Board policies

The details of the policies approved and adopted by the Board as required under the Companies Act, 2013 and SEBI regulations are provided in *Annexure 8* to the Board's report.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

The Board, at its meeting held on April 14, 2021, approved the proposal of buyback of equity shares. The details of the buyback, together with its implications on the Company's financial position, are explained under the 'Capital Allocation Policy' section of this report and the financial statements for the year ended March 31, 2021.

There have been no other material changes and commitments which affect the financial position of the Company that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The current economic climate and volatility, resulting from the COVID-19 pandemic, in their operations has accelerated their adoption of digital technologies – to enhance organizational resilience, get competitive advantage and optimize cost structures. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

In fiscal 2021, we continued to execute our four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation. We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle these market conditions, especially in the areas of digitization of processes, migration to cloud-based technologies, workplace transformation, business model transformation, data analytics, enhanced cybersecurity controls and cost structure optimization in IT. Further, we have successfully enabled our employees worldwide to work remotely and securely – thus achieving the operational stability to deliver on client commitments and ensuring our own business continuity.

Scale Agile Digital | Energize the core
Reskill our people | Expand localization

In fiscal 2021, we launched our integrated cloud offering, Infosys Cobalt™, bringing together 14,000+ cloud assets, 200+ solution blueprints and an array of ecosystem alliances. Infosys Cobalt™ is helping enterprises to securely access cloud capabilities with the assurance of single-point accountability for outcomes. We also launched Infosys Applied AI to help enterprises adopt a comprehensive approach and roadmap to scaling enterprise-grade AI for their businesses.

For details of our continued investments and outcomes of our strategic initiatives, please refer to the *Management's Discussion and Analysis* section of this Annual Report.

Organization

Our go-to-market business units are organized as:

- Financial Services and Insurance
- Life Sciences and Healthcare
- Retail, Consumer Packaged Goods and Logistics
- Communications, Telecom OEM and Media
- Energy, Utilities, Resources and Services
- Manufacturing
- Hi-tech
- Others, which includes India, Japan, China, Infosys Public Services and other Public Service enterprises

Our solutions have been primarily classified as digital and core.

Digital:

- Experience
- Insight
- Innovate
- Accelerate
- Assure

Core:

- Application management services
- Proprietary application development services
- Independent validation solutions
- Product engineering and management
- Infrastructure management services
- Traditional enterprise application implementation
- Support and integration services

Our products and platforms include:

- Finacle®
- Edge Suite
- Infosys NIA®
- Infosys McCamish
- Panaya®
- Skava®
- Stater Mortgage Servicing Platform
- Wingspan®
- Infosys Meridian
- CyberNext
- LEAP

Infrastructure

We added 0.86 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2021 stands at 52.83 million sq. ft. We have presence in more than 50 countries across 234 locations as on March 31, 2021.

Mergers and acquisitions

Infosys has a systematic M&A approach aimed to strengthen digital services capabilities, deepen industry expertise, and expand geographical footprint. Focused on executing Infosys' Agile Digital strategy, during the year, the Company completed three acquisitions:

- GuideVision, s.r.o. a leading ServiceNow Elite Partner in Europe augmenting Infosys Cobalt™ portfolio of cloud services and strengthening nearshore delivery presence on October 1, 2020
- Kaleidoscope Animations, Inc., a US-based product design and development firm strengthening presence in Medical devices, Consumer and Industrial markets on October 9, 2020
- Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an award-winning, Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

These acquisitions through Infy Consulting Company Ltd (a wholly-owned subsidiary of Infosys Consulting Holding AG) and Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) were made for a total consideration of ₹ 1,407 crore, comprising a cash consideration of ₹ 1,307 crore and contingent consideration with an estimated fair value of ₹ 100 crore as on the date of acquisition. Refer to Note 2.1 of the *Consolidated financial statements* for further details of these acquisitions.

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 23 direct subsidiaries and 52 step-down subsidiaries. As on March 31, 2021, we have 24 direct subsidiaries and 62 step-down subsidiaries. The changes in subsidiaries during the year is included in the *Standalone financial statements* of the Company.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the *Consolidated financial statements* of the Company, which form part of this Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the

performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2021.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the *Consolidated financial statements* and related information of the Company and audited accounts of each of its subsidiaries, are available on our website, www.infosys.com.

3. Human resources management

Our professionals are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance. Our human resource management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

Internal complaints committee

Infosys' goal has always been to create an open and safe workplace for every employee to feel empowered, irrespective of gender, sexual preferences, and other factors, and contribute to the best of their abilities. Towards this, the Company has set up the Anti-Sexual Harassment Initiative (ASHI), which proudly completes 21 years of enabling a positive and safe work environment for our employees.

Our ASHI practices have set an industry benchmark as it ranked first among 300+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017, 2019 and 2020. Infosys has constituted an Internal Committee (IC) in all the development centers of the Company across India to consider and resolve all sexual harassment complaints reported by women. The IC has been constituted as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from NGOs or with relevant experience. Investigations are conducted and decisions made by the IC at the respective locations, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The role of the IC is not restricted to mere redressal of complaints but also encompasses prevention and prohibition of sexual harassment. In the last one year, the IC has worked extensively on creating awareness on relevance of sexual harassment issues in the new normal by using brand-new and innovative measures to help employees understand the forms of sexual harassment while working remotely. The details of sexual harassment complaints that were filed, disposed of and pending during the financial year are provided in the *Business Responsibility Report* of this Annual report.

Particulars of employees

The Company had 2,04,396 employees on standalone basis and 2,59,619 employees on consolidated basis as of March 31, 2021.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Companies Act, 2013) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings/Documents/exhibitboards-report2021.pdf. The Annual Report and accounts are being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Companies Act, 2013, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. These RSUs and stock options shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with SEBI (Share Based Employee Benefits) Regulations, 2014, as amended from time to time, and there has been no material change to the plans during the fiscal.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits) Regulations, 2014, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2021.pdf.

The details of the 2019 Plan and 2015 Plan form part of the Notes to accounts of the *financial statements* in this Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2021 forms part of this Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, knowledge, skill, regional and industry experience, cultural and geographical backgrounds, age, ethnicity, race and gender, that will help us retain our competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity. The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Annual Report.

Number of meetings of the Board

The Board met seven times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2021, the Board had nine members, two of whom are executive directors, a non-executive and non-independent director and six independent directors. Two of the independent directors of the Board are women. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate governance report* that forms part of this Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under Sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of the Listing Regulations.

Board evaluation

The nomination and remuneration committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2021. The evaluation parameters and the process have been explained in the *Corporate governance report*.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and KMP

Inductions

Uri Levine was appointed to the Board as an independent director effective April 20, 2020 for a period of three years and the same was approved by the shareholders at the 39th AGM held on June 27, 2020.

Bobby Parikh was appointed to the Board as an additional and independent director effective July 15, 2020 for a period of three years subject to the approval of shareholders. In the opinion of the Board, he is a well-respected business leader who brings a wealth of experience and financial acumen to the Infosys Board. His vast experience in the realm of corporate governance will greatly benefit the Company. Further, he possesses integrity and relevant proficiency which will bring tremendous value to the Board and to the Company. The Board recommends his appointment to the shareholders. The notice convening the 40th AGM to be held on June 19, 2021 sets out the details.

Chitra Nayak was appointed to the Board as an additional and independent director effective March 25, 2021 for a period of three years subject to the approval of shareholders. In the opinion of the Board, she brings Silicon Valley experience expertise, integrity and proficiency that will provide valuable insights as Infosys pivots its service offerings in consulting and digital solutions to help businesses in their strategic intent of digital transformation. The Board recommends her appointment to the shareholders. The notice convening the 40th AGM to be held on June 19, 2021 sets out the details.

Reappointments

Director liable to retire by rotation

As per the provisions of the Companies Act, 2013, U.B. Pravin Rao, COO and Whole-time Director, whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and the recommendation of the nomination and remuneration committee, the Board recommends his reappointment. U.B Pravin Rao will be superannuating on December 12, 2021 as per the Company's policy. The notice convening the 40th AGM to be held on June 19, 2021 sets out the details.

Reappointment of independent director

Michael Gibbs was appointed as an independent director for the first term of three years effective July 13, 2018. His office of directorship is due for retirement on July 12, 2021. Based on the recommendation of the nomination and remuneration committee and after taking into account the performance evaluation of his first term of three years and considering the knowledge, acumen, expertise, experience and the substantial contribution, the committee has recommended the appointment of Michael Gibbs to the Board for a second term of five years. The Board, at its meeting held on April 14, 2021, approved the reappointment of Michael Gibbs as an independent director of the Company with effect from July 13, 2021 to July 12, 2026, whose office shall not be liable to retire by rotation. The Board recommends his reappointment to the shareholders. The notice convening the 40th AGM to be held on June 19, 2021 sets out the details.

Retirements and resignations

D.N. Prahlad, an independent director, resigned as a member of the Board effective April 20, 2020 to devote more time to his other business commitments. The disclosure in this regard is available at https://www.infosys.com/newsroom/press-releases/2020/independent-director-stepping-down-20april2020.html.

Dr. Punita Kumar-Sinha, an independent director, on completion of her tenure, retired as a member of the Board effective January 13, 2021. The disclosure in this regard is available at https://www.infosys.com/investors/documents/retirement-independent-director-13jan2021.pdf.

Committees of the Board

As on March 31, 2021, the Board had five committees: the audit committee, the corporate social responsibility committee, the nomination and remuneration committee, the risk management committee, and the stakeholders relationship committee. A majority of the committees consists entirely of independent directors.

The Board, at its meeting held on April 14, 2021, instituted the Environment, Social and Governance (ESG) committee. The committee consists entirely of independent directors.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion and analysis*, which forms part of this Annual Report.

Cybersecurity

In the light of the COVID-19 pandemic, fiscal 2021 was a challenging year for businesses globally. At Infosys, while our employees operated efficiently as a remote workforce, we continue to keep a close tab on our cybersecurity posture. We continued our efforts to keep ourselves up to date with cybersecurity events globally so as to achieve higher compliance and its continued sustenance. We continue to be certified against the Information Security Management

System (ISMS) Standard ISO 27001:2013. During the year, our focus on our cybersecurity personnel's training and reskilling went ahead as planned, together with our initiatives on improving cybersecurity processes and technologies. Our periodic stakeholder interactions ensured that we have sponsorship from the senior management and all critical stakeholders in a timely manner.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the audit committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*.

Annual return

In accordance with the Companies Act, 2013, the annual return in the prescribed format is available at https://www.infosys.com/investors/reports-filings/annual-report/annual-reports.html.

Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its ADSs are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

During the year, the Company has transferred the unclaimed and un-encashed dividends of ₹1,75,57,643. Further, 16,264 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred as per the requirements of the IEPF Rules. The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend account up to the year, and the corresponding shares, which are liable to be transferred, are provided in the *Shareholder information* section of the *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2021, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

- The Auditors' Report for fiscal 2021 does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Annual Report.
- The Secretarial Auditors' Report for fiscal 2021 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*.
- The Auditor's certificate confirming compliance with conditions of corporate governance as stipulated under Listing Regulations, for fiscal 2021 is enclosed as *Annexure 4* to the *Board's report*.
- The auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits) Regulations, 2014, will be made available at the AGM, electronically.

Auditors

Statutory auditors

Under Section 139 of the Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of the maximum term permitted under the provisions of Companies Act, 2013. In line with the requirements of the Companies Act, 2013, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number 117366 W/W 100018) ("Deloitte") was appointed as the statutory auditors of the Company, to hold office for a period of five consecutive years from the conclusion of the 36th AGM of the Company held on June 24, 2017, till the conclusion of the 41st AGM to be held in 2022. The requirement for the annual ratification of auditors' appointment at the AGM has been omitted pursuant to Companies (Amendment) Act, 2017, notified on May 7, 2018.

During the year, the statutory auditors have confirmed that they satisfy the independence criteria required under the Companies Act, 2013, the Code of Ethics issued by the Institute of Chartered Accountants of India and the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

Secretarial auditor

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, is appointed as secretarial auditor of the Company for fiscal 2022, as required under Section 204 of the Companies Act, 2013 and Rules thereunder.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable for the business activities carried out by the Company.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of protection of national heritage, restoration of historical sites, and promotion of art and culture; destitute care and rehabilitation; environmental sustainability and ecological balance; promoting education, and enhancing vocational skills; promoting healthcare including preventive healthcare, and rural development. In fiscal 2021, the Company's CSR efforts included COVID-19 relief in multiple states.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*. Infosys also undertakes CSR initiatives outside of India, in Australia and the US. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, the Infosys Foundation, and Infosys Foundation USA form part of this Annual Report.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*.

Business Responsibility Report (BRR)

The Listing Regulations mandate the inclusion of the BRR as part of the Annual Report for the top 1,000 listed entities based on market capitalization. In compliance with the Listing Regulations, we have integrated BRR disclosures into our Annual Report.

We also publish a GRI Standards-based Sustainability / ESG Report annually. The report is independently assured by DNV GL. Details are available on our website, at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.

Environmental, Social and Governance (ESG)

2020 marked a milestone year for the Company. We turned carbon-neutral 30 years ahead of the global targets, fulfilling the vision of our founders towards sustainable growth. In October 2020, we launched our ESG vision and ambitions for 2030, cementing our commitment to values-based progress. The ESG committee of the Board, formed in April 2021, is chaired by Lead Independent Director, Kiran Mazumdar-Shaw, and includes independent directors Chitra Nayak and Uri Levine as its members.

Acknowledgments

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of the Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kochi, Kolkata, Mangaluru, Mohali, Mumbai, Mysuru, Nagpur, Noida, Pune, and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

	Sd/-	Sd/-
Bengaluru April 14, 2021	Nandan M. Nilekani *Chairman*	Salil Parekh *Chief Executive Officer and Managing Director*

Annexures to the Board's report

Annexure I – Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

(Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act,2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 - AOC -1)

in ₹ crore, except % of shareholding and exchange rate

Sl. no.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
1	Infosys BPM Limited	Mar 31, 2021	NA	INR	34	4,996	7,039	2,009	664	5,450	916	221	695	99.99
2	EdgeVerve Systems Limited	Mar 31, 2021	NA	INR	1,312	(1,261)	1,061	1,010	25	2,778	834	178	656	100.00
3	Infosys McCamish Systems LLC[2]	Dec 31, 2020	Dec 4, 2009	1 USD = ₹73.07	175	359	2,173	1,639	–	2,213	196	42	154	99.99
4	Infy Consulting Company Limited[3][30]	Mar 31, 2021	NA	1 GBP = ₹100.75	135	25	403	243	–	1,366	25	6	19	100.00
5	Infosys Public Services, Inc.	Mar 31, 2021	NA	1 USD = ₹73.11	98	548	971	325	–	1,227	125	40	85	100.00
6	Stater Nederland B.V.[4]	Dec 31, 2020	NA	1 EUR = ₹89.74	8	325	562	229	–	1,166	48	12	36	75.00
7	Infosys Technologies (China) Co. Limited	Dec 31, 2020	NA	1 RMB = ₹11.22	331	(116)	484	269	–	746	47	–	47	100.00
8	Infosys Poland Sp. z o.o.[2]	Mar 31, 2021	Oct 1, 2007	1 PLN = ₹18.47	4	577	1,018	437	43	755	110	35	75	99.99
9	Infosys Compaz Pte. Ltd[5]	Mar 31, 2021	Nov 16, 2018	1 SGD = ₹54.35	13	210	393	170	–	503	70	15	55	60.00
10	Infosys Technologies (Shanghai) Company Limited	Dec 31, 2020	NA	1 RMB = ₹11.22	895	(306)	1,072	483	–	425	(98)	–	(98)	100.00
11	Infosys Technologies S. de R. L. de C. V.	Dec 31, 2020	NA	1 MXN = ₹3.68	65	203	379	111	–	387	54	16	38	100.00
12	Outbox Systems Inc. dba Simplus (US)[6]	Jan 31, 2021	Mar 13, 2020	1 USD = ₹72.96	263	(243)	191	171	57	387	(12)	–	(12)	100.00
13	Infosys Consulting AG[3]	Dec 31, 2020	NA	1 CHF = ₹82.93	1	115	314	198	–	342	10	1	9	100.00
14	Infosys Consulting GmbH[3]	Dec 31, 2020	NA	1 EUR = ₹89.74	17	22	144	105	–	332	8	2	6	100.00
15	HIPUS Co., Ltd[5]	Mar 31, 2021	Apr 1, 2019	1 JPY = ₹0.6612	32	42	1,288	1,214	–	279	31	10	21	81.00
16	Panaya Ltd.[7]	Dec 31, 2020	NA	1 USD = ₹73.07	256	(907)	368	1,019	–	260	(8)	20	(28)	100.00

Sl. no.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[(1)] (Includes inter-company transactions)	Profit / (Loss) before taxation[(1)]	Provision for taxation[(1)]	Profit / (Loss) after taxation[(1)]	% of shareholding
17	Infosys Consulting Ltda.	Dec 31, 2020	NA	1 BRL = ₹14.06	421	(348)	177	104	–	250	(38)	(1)	(37)	100.00
18	Stater N.V.[(5)]	Dec 31, 2020	May 23, 2019	1 EUR = ₹89.74	38	503	957	416	–	224	273	44	229	75.00
19	Fluido Oy[(8)]	Dec 31, 2020	Oct 11, 2018	1 EUR = ₹89.74	5	96	169	68	–	210	33	5	28	100.00
20	Stater Belgium N.V./S.A.[(9)(10)]	Dec 31, 2020	NA	1 EUR = ₹89.74	54	24	134	56	–	190	3	2	1	75.00
21	Infosys (Czech Republic) Limited s.r.o[(2)]	Mar 31, 2021	NA	1 CZK = ₹3.28	3	79	210	128	–	173	9	5	4	99.99
22	Infosys Consulting S.R.L.	Dec 31, 2020	NA	1 RON = ₹18.45	17	21	96	58	–	162	11	1	10	100.00
23	Portland Group Pty. Ltd[(2)]	Mar 31, 2021	Jan 4, 2012	1 AUD = ₹55.70	18	131	236	87	–	147	18	5	13	99.99
24	WDW Communications, Inc[(11)]	Dec 31, 2020	NA	1 USD = ₹73.07	–	(198)	28	226	–	144	(27)	–	(27)	100.00
25	Infosys BPO Americas LLC[(2)]	Mar 31, 2021	NA	1 USD = ₹73.11	57	(49)	49	41	–	136	(37)	–	(37)	99.99
26	WongDoody, Inc.[(11)]	Dec 31, 2020	NA	1 USD = ₹73.07	1	271	302	30	–	125	19	–	19	100.00
27	Infosys Management Consulting Pty. Limited[(3)]	Dec 31, 2020	NA	1 AUD = ₹56.30	17	15	62	30	–	119	9	3	6	100.00
28	Infosys Technologies (Sweden) AB	Dec 31, 2020	NA	1 SEK = ₹8.94	2	53	138	83	–	119	19	–	19	100.00
29	HypoCasso B.V.[(4)]	Dec 31, 2020	NA	1 EUR = ₹89.74	8	13	70	49	–	99	15	4	11	75.00
30	Infosys Middle East FZ LLC[(8)]	Dec 31, 2020	Jan 01, 2018	1 AED = ₹19.90	1	(20)	52	71	–	85	(3)	–	(3)	100.00
31	Kallidus Inc.[(12)]	Dec 31, 2020	Jun 2, 2015	1 USD = ₹73.07	15	145	174	14	–	75	(19)	88	(107)	100.00
32	Fluido Sweden AB (Extero)[(13)]	Dec 31, 2020	NA	1 SEK = ₹8.94	4	(22)	25	43	–	71	–	–	–	100.00
33	Infy Consulting B.V.[(3)]	Dec 31, 2020	NA	1 EUR = ₹89.74	1	23	49	25	–	67	12	3	9	100.00
34	Brilliant Basics Limited[(14)]	Mar 31, 2021	NA	1 GBP = ₹100.75	–	13	31	18	–	65	5	1	4	100.00
35	Panaya Inc.	Dec 31, 2020	Mar 5, 2015	1 USD = ₹73.07	–	387	692	305	–	64	1	–	1	100.00

Sl. no.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
36	Simplus Australia Pty Ltd[15]	Jan 31, 2021	NA	1 AUD = ₹55.77	18	(41)	25	48	–	61	(6)	–	(6)	100.00
37	Infosys Consulting Pte Ltd.	Dec 31, 2020	NA	1 SGD = ₹55.26	1,374	(59)	2,048	733	–	56	56	–	56	100.00
38	Infosys Consulting (Belgium) NV[16]	Dec 31, 2020	NA	1 EUR = ₹89.74	3	(18)	25	40	–	54	6	–	6	99.90
39	Infosys Consulting SAS[3]	Dec 31, 2020	NA	1 EUR = ₹89.74	29	(16)	28	15	–	45	4	1	3	100.00
40	Kaleidoscope Animations, Inc.[17]	Dec 31, 2020	Oct 9, 2020	1 USD = ₹73.07	–	42	56	14	–	45	5	1	4	100.00
41	Fluido Norway A/S[13]	Dec 31, 2020	NA	1 NOK = ₹8.56	–	8	27	19	–	43	5	1	4	100.00
42	GuideVision, s.r.o.[18]	Dec 31, 2020	Oct 1, 2020	1 CZK = ₹3.43	–	20	67	47	–	36	2	–	2	100.00
43	Simplus Philippines, Inc.[19]	Jan 31, 2021	NA	1 PHP = ₹1.52	1	4	22	17	–	34	2	2	–	100.00
44	Fluido Denmark A/S[13]	Dec 31, 2020	NA	1 DKK = ₹12.06	3	(1)	17	15	–	33	4	2	2	100.00
45	Infosys Chile SpA	Dec 31, 2020	NA	1 CLP = ₹0.10	7	2	12	3	–	26	4	–	4	100.00
46	Blue Acorn LLC[20]	Dec 31, 2020	NA	1 USD = ₹73.07	2	16	32	14	–	24	3	–	3	100.00
47	iCiDIGITAL LLC[21]	Dec 31, 2020	NA	1 USD = ₹73.07	136	(90)	62	16	–	24	1	–	1	100.00
48	Infosys Consulting (Shanghai) Co. Ltd[3][22]	Dec 31, 2020	NA	1 RMB = ₹11.22	58	(58)	8	8	–	21	186	–	186	100.00
49	Skava Systems Pvt. Ltd.[22]	Mar 31, 2021	Jun 2, 2015	INR	–	76	88	12	76	19	4	3	1	100.00
50	Infosys Consulting S.R.L.[3]	Dec 31, 2020	NA	1 ARS = ₹0.87	10	(5)	19	14	–	17	(3)	(2)	(1)	100.00
51	Infosys Fluido UK., Ltd. *(formerly known as Simplus U.K., Ltd)*[13][23]	Dec 31, 2020	NA	1 GBP = ₹99.82	4	(3)	9	8	–	15	(5)	–	(5)	100.00
52	Infosys Luxembourg S.a.r.l	Mar 31, 2021	NA	1 EUR = ₹85.75	17	(13)	32	28	–	16	(12)	–	(12)	100.00
53	SureSource LLC[20]	Dec 31, 2020	NA	1 USD = ₹73.07	236	(243)	22	29	–	14	(1)	–	(1)	100.00
54	Panaya GmbH[7]	Dec 31, 2020	NA	1 EUR = ₹89.74	–	(1)	74	75	–	8	–	–	–	100.00
55	Fluido Slovakia s.r.o[13]	Dec 31, 2020	NA	1 EUR = ₹89.74	1	5	7	1	–	7	2	–	2	100.00
56	GuideVision UK Ltd[24]	Dec 31, 2020	NA	1 GBP = ₹99.82	–	5	24	19	–	7	–	–	–	100.00

Sl. no.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
57	Mediotype LLC[25]	Dec 31, 2020	NA	1 USD = ₹73.07	52	(35)	21	4	–	7	4	–	4	100.00
58	GuideVision Magyarország Kft.[24]	Dec 31, 2020	NA	1 HUF = ₹0.25	–	5	8	3	–	5	–	–	–	100.00
59	Infosys Austria GmbH	Dec 31, 2020	NA	1 EUR = ₹89.74	1	1	7	5	–	4	(2)	–	(2)	100.00
60	Kaleidoscope Prototyping LLC[26]	Dec 31, 2020	NA	1 USD = ₹73.07	–	4	12	8	–	4	2	–	2	100.00
61	GuideVision Deutschland GmbH[24]	Dec 31, 2020	NA	1 EUR = ₹89.74	–	(4)	4	8	–	3	–	–	–	100.00
62	GuideVision Suomi Oy[24]	Dec 31, 2020	NA	1 EUR = ₹89.74	–	–	3	3	–	2	–	–	–	100.00
63	GuideVision Polska SP. Z O.O.[24]	Dec 31, 2020	NA	1 PLN = ₹19.7	–	(5)	1	6	–	2	(1)	–	(1)	100.00
64	Infosys Consulting s.r.o. v likvidaci *(formerly Infosys Consulting s.r.o.)*[3][22]	Dec 31, 2020	NA	1 CZK = ₹3.43	–	2	2	–	–	1	–	–	–	100.00
65	Stater XXL B.V.[4]	Dec 31, 2020	NA	1 EUR = ₹89.74	–	(1)	1	2	–	1	–	–	–	75.00
66	Infosys Fluido Ireland, Ltd. *(formerly known as Simplus Ireland, Ltd)*[13][23]	Dec 31, 2020	NA	1 EUR = ₹89.74	1	(4)	–	3	–	1	(1)	–	(1)	100.00
67	Brilliant Basics Holdings Limited	Mar 31, 2021	Sep 8, 2017	1 GBP = ₹100.75	–	13	13	–	–	–	–	–	–	100.00
68	WongDoody Holding Company Inc.	Dec 31, 2020	May 22, 2018	1 USD = ₹73.07	32	2	121	87	–	–	1	(6)	7	100.00
69	Infosys Americas Inc.	Mar 31, 2021	NA	1 USD = ₹73.11	1	–	1	–	–	–	–	–	–	100.00
70	Infosys Nova Holdings LLC. (Infosys Nova)	Dec 31, 2020	NA	1 USD = ₹73.07	2,649	(11)	2,721	83	–	–	81	–	81	100.00
71	Infosys Consulting Holding AG	Dec 31, 2020	Oct 22, 2012	1 CHF = ₹82.93	162	202	517	153	1	–	(14)	–	(14)	100.00
72	Infosys Arabia Limited[27]	Dec 31, 2020	NA	1 SAR = ₹19.48	3	–	3	–	–	–	–	–	–	70.00
73	Stater Participations B.V.[4]	Dec 31, 2020	NA	1 EUR = ₹89.74	–	(266)	91	357	–	–	–	–	–	75.00
74	Sqware Peg Digital Pty Ltd[15]	Jan 31, 2021	NA	1 AUD = ₹55.77	–	–	–	–	–	–	–	–	–	100.00

Sl. no.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (Includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
75	Simplus North America Inc.[19]	Jan 31, 2021	NA	1 USD = ₹72.96	–	–	–	–	–	–	–	–	–	100.00
76	Simplus ANZ Pty Ltd.[19]	Jan 31, 2021	NA	1 AUD = ₹55.77	–	–	–	–	–	–	–	–	–	100.00
77	Simplus Europe, Ltd.[19]	Dec 31, 2020	NA	1 GBP = ₹99.82	–	–	–	–	–	–	–	–	–	100.00
78	Beringer Commerce Inc.[28]	Dec 31, 2020	Oct 27, 2020	1 USD = ₹73.07	6	437	443	–	–	–	–	–	–	100.00
79	Beringer Capital Digital Group Inc.[28]	Dec 31, 2020	Oct 27, 2020	1 USD = ₹73.07	2	143	145	–	–	–	–	–	–	100.00
80	Beringer Commerce Holdings LLC[25]	Dec 31, 2020	NA	1 USD = ₹73.07	390	–	390	–	–	–	–	–	–	100.00
81	Infosys South Africa (Pty) Ltd[8]	Dec 31, 2020	NA	1 ZAR = ₹4.97	–	–	–	–	–	–	–	–	–	100.00
82	Infosys Limited Bulgaria EOOD[29]	Dec 31, 2020	NA	1 BGN = ₹45.88	2	–	2	–	–	–	–	–	–	100.00
83	Simply Commerce LLC[20]	Dec 31, 2020	NA	1 USD = ₹73.07	–	–	–	–	–	–	–	–	–	100.00

(1) Converted at monthly average exchange rates
(2) Wholly-owned subsidiary of Infosys BPM Limited
(3) Wholly-owned subsidiary of Infosys Consulting Holding AG
(4) Wholly-owned subsidiary of Stater N.V.
(5) Majority-owned and controlled subsidiary of Infosys Consulting Pte Ltd.
(6) Wholly-owned subsidiary of Infosys Nova Holdings LLC.
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Infosys Consulting Pte Ltd.
(9) Majority-owned and controlled subsidiary of Stater Participations B.V.
(10) On December 29, 2020, Stater Participations B.V. acquired non-controlling interest of 28.01% voting interests in Stater Belgium N.V./S.A.
(11) Wholly-owned subsidiary of WongDoody Holding Company Inc.
(12) Liquidated effective March 9, 2021
(13) Wholly-owned subsidiary of Fluido Oy
(14) Wholly-owned subsidiary of Brilliant Basics Holdings Limited
(15) Wholly-owned subsidiary of Simplus ANZ Pty Ltd.
(16) Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG
(17) On October 9, 2020, Infosys Nova Holdings LLC. acquired 100% voting interest in Kaleidoscope Animations, Inc.
(18) On October 1, 2020, Infy Consulting Company Limited acquired 100% voting interests in GuideVision, s.r.o.
(19) Wholly-owned subsidiary of Outbox Systems Inc.
(20) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(21) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(22) Under liquidation
(23) On June 1, 2020, Fluido Oy acquired 100% voting interests in Infosys Fluido UK, Ltd (formerly known as Simplus U.K., Ltd) and Infosys Fluido Ireland, Ltd.(formerly known as Simplus Ireland, Ltd) from Simplus Europe, Ltd
(24) Wholly-owned subsidiary of GuideVision, s.r.o.
(25) Wholly-owned subsidiary of Beringer Commerce Inc.
(26) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(27) Majority-owned and controlled subsidiary of Infosys Limited
(28) On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc.
(29) Incorporated effective September 11, 2020
(30) Reporting period changed from December to March in the current year.

Notes:

1. Investments exclude investments in subsidiaries.
2. Proposed dividend from any of the subsidiaries is nil.
3. Infosys Canada Public Services Inc, a wholly-owned subsidiary of Infosys Public Services Inc., was incorporated effective November 27, 2018 and is yet to commence operations.
4. Reserve and surplus includes other comprehensive income and securities premium.
5. Brilliant Basics (MENA) DMCC, a wholly-owned subsidiary of Brilliant Basics Holdings Limited, was liquidated effective July 17, 2020.
6. Infosys Consulting Sp. z.o.o merged with Infosys Poland Sp. z.o.o, effective October 21, 2020.
7. Lodestone Management Consultants Portugal, Unipessoal, Lda, a wholly-owned subsidiary of Infosys Consulting Holding AG, was liquidated effective November 19, 2020.
8. Infosys BPM UK Limited, a wholly-owned subsidiary of Infosys BPM Ltd, was incorporated effective December 9, 2020 and is yet to commence operations.
9. Fluido Newco AB merged into Fluido Sweden AB (Extero), effective December 18, 2020.
10. Stater Deutschland Verwaltungs-GmbH and Stater Deutschland GmbH & Co. KG merged into Stater Duitsland B.V., effective December 18, 2020.
11. Stater Duitsland B.V. merged with Stater N.V., effective December 23, 2020.
12. Infosys Turkey Bilgi Teknolojikeri Limited Sirketi, a wholly-owned subsidiary of Infosys Limited, was incorporated on December 30, 2020 and is yet to commence operations.
13. Infosys CIS LLC, a wholly-owned subsidiary of Infosys Limited, was liquidated effective January 28, 2021.
14. Infosys Germany Holding Gmbh, a wholly-owned subsidiary of Infosys Limited, was incorporated on March 23, 2021.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

Bengaluru
April 14, 2021

A.G.S. Manikantha
Company Secretary

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2021, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2021.

for and on behalf of the Board of Directors

Sd/-	Sd/-
Nandan M. Nilekani	Salil Parekh
Chairman	*Chief Executive Officer and Managing Director*

Bengaluru
April 14, 2021

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients across more than 50 countries to outperform their competition and stay ahead of the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO, COO and other Key Managerial Personnel (KMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The increase in remuneration for the below-mentioned executive directors and KMP in fiscal 2021 as compared to fiscal 2020 is primarily on account of increase in perquisite value of stock incentives granted in previous years and exercised during the year and on account of increase in performance-based variable pay. The increase in perquisite value of stock incentives exercised during the year also includes the impact of share price increase. The table below additionally includes the % increase in remuneration excluding perquisite value of stock incentives exercised during the year.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2021 as compared to fiscal 2020[1]	Ratio of remuneration to MRE[1]	% increase of remuneration in fiscal 2021 as compared to fiscal 2020 (excluding perquisite value of stock incentive exercised during the year)	Ratio of remuneration to MRE (excluding perquisite value of stock incentive exercised during the year)	No. of RSUs granted in fiscal 2021
Nandan M. Nilekani[2]	00041245	Non-executive and Non-independent Chairman	–	–	–	–	–
Kiran Mazumdar-Shaw	00347229	Lead Independent Director	(3)	15	(3)	15	–
D. Sundaram	00016304	Independent Director	10	17	10	17	–
Michael Gibbs	08177291	Independent Director	(25)	14	(25)	14	–
Uri Levine[3]	08733837	Independent Director	NA	NA	NA	NA	–
Bobby Parikh[4]	00019437	Additional and Independent Director	NA	NA	NA	NA	–
Chitra Nayak[5]	09101763	Additional and Independent Director	NA	NA	NA	NA	–
Dr. Punita Kumar-Sinha[6]	05229262	Independent Director	NA	NA	NA	NA	–
D.N. Prahlad[7]	00504146	Independent Director	NA	NA	NA	NA	–
Salil Parekh[8]	01876159	Chief Executive Officer and Managing Director	45	689	8	259	3,67,173
U.B. Pravin Rao[9]	06782450	Chief Operating Officer and Whole-time Director	63	240	14	131	59,374
Nilanjan Roy[10]	NA	Chief Financial Officer	13	84	(12)	66	37,012
A.G.S. Manikantha[11]	NA	Company Secretary	22	15	13	11	2,000

MRE – Median Remuneration of Employees

Notes: The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013.

The details in the above table are on accrual basis.

The % increase of remuneration is provided only for those directors and KMP who have drawn remuneration from the Company for full fiscal 2021 and full fiscal 2020. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2021.

There has been no change in the annual compensation in fiscal 2021 as compared to fiscal 2020. The increase in remuneration for the executive directors and KMP in fiscal 2021 as compared to fiscal 2020 is primarily on account of increase in perquisite value of stock incentives granted in previous years and exercised during the year and on account of increase in performance-based variable pay.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2021 is mentioned in the above table. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) Uri Levine was appointed as an independent director effective April 20, 2020.

(4) Bobby Parikh was appointed as an additional and independent director effective July 15, 2020.

(5) Chitra Nayak was appointed as an additional and independent director effective March 25, 2021.

(6) Dr. Punita Kumar-Sinha retired as an independent director effective January 13, 2021.

(7) D.N. Prahlad resigned as an independent director effective April 20, 2020.

(8) a) Remuneration includes ₹30.99 crore pertaining to exercise of 2,92,991 Restricted Stock Units (RSUs) under the 2015 Plan and 1,00,604 RSUs under the 2019 Plan during fiscal 2021.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,92,964 performance-based RSUs under the 2015 Plan effective May 2, 2020

ii) the grant of 25,775 annual time-based RSUs for fiscal 2021 under the 2015 Plan effective February 1, 2021

iii) the grant of 1,48,434 performance-based RSUs for fiscal 2021 under the 2019 Plan effective May 2, 2020. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2022 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2021.

(9) a) Remuneration includes ₹7.87 crore pertaining to the exercise of 45,349 RSUs under the 2015 Plan and 40,241 RSUs under the 2019 Plan during fiscal 2021.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved the grant of 59,374 performance-based RSUs for fiscal 2021 under the 2019 Plan effective May 2, 2020. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

(10) a) Remuneration includes ₹1.32 crore on account of exercise of 14,347 RSUs under the 2015 Plan during fiscal 2021.

b) On the recommendations of the nomination and remuneration committee, the Board approved

i) the grant of 11,133 performance-based RSUs under the 2015 Plan effective May 2, 2020

ii) the grant of 13,879 annual time-based RSUs under the 2015 Plan effective February 1, 2021

iii) the grant of 12,000 performance-based RSUs under the 2019 Plan effective March 31, 2021. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the RSU award agreement.

c) The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹0.75 crore under the 2015 Plan. The RSUs will be granted effective May 2, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2021.

(11) a) Remuneration includes ₹0.30 crore on account of exercise of 2,500 RSUs under the 2015 Plan during fiscal 2021.

b) On the recommendations of the nomination and remuneration committee, the Board approved the grant of 2,000 performance-based RSUs under the 2019 Plan effective March 31, 2021. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹7,21,314 and ₹6,82,906 in fiscal 2021 and fiscal 2020, respectively. The increase in MRE in fiscal 2021, as compared to fiscal 2020, is 5.6%.

The average annual increase in the salaries of employees was 6% in India, after accounting for promotions and other event-based compensation revisions. Employees outside India received a wage increase in line with the market trends in the respective countries.

The overall wages at leadership levels remained constant and there were no promotions during fiscal 2021 at leadership level. The KMP have not received any compensation increase in fiscal 2021. However, the KMP remuneration presented in this report shows a higher remuneration for fiscal 2021 as compared to fiscal 2020 primarily on account of the increase in perquisite value of stock incentives granted in previous years but exercised during the year and on account of increase in performance-based variable pay. The increase in perquisite value of stock incentives exercised during the year also includes the impact of share price increase.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2021 (in ₹)[1]	No. of RSUs granted in fiscal 2021[2]	Previous employment and designation
Salil Parekh	CEO & MD	B.Tech, ME	56	33	Jan 2, 2018	India	49,67,87,532[3]	3,67,173	Capgemini, Director General
Mohit Joshi	President	BA(H), MBA	46	24	Dec 7, 2000	UK	34,82,00,226[4]	1,22,350	ABN AMRO Bank, Manager
Ravi Kumar S.	President and Deputy Chief Operating Officer	BE, PGD	49	27	Nov 8, 2002	US	27,54,29,245[5]	1,13,050	Sapient Corporation, Director
U.B. Pravin Rao	COO & WTD	BE	59	36	Aug 4, 1986	India	17,33,35,339[6]	59,374	IISC, Trainee
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail	BE	49	28	Mar 3, 2003	UK	14,05,49,424[7]	45,500	Accenture, Senior Manager
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	56	30	Jul 3, 2017	US	12,51,65,357[8]	45,100	Wipro, Senior Vice President and General Counsel
Mark Livingston	Global Head – Management Consulting Services	BS	65	35	Dec 17, 2018	US	11,45,43,676[9]	30,750	EVP and Global Consulting Leader, Cognizant
Ajay Vij	Industry Head – Financial Services, Healthcare, Insurance and Life Science	BE, MBA	48	25	Feb 1, 2015	UK	10,76,63,972[10]	21,500	IBM Global Business Services, Partner – Financial Services
Andrew Groth	Industry Head – Financial Services, Healthcare, Insurance and Life Science	MBA	56	38	Jan 18, 2010	Australia	10,45,19,686[11]	21,850	Genpact, Senior Vice President – Business Development – EMEA
Charles Salameh	Head – Account Expansion	BS, MBA	56	32	Sep 17, 2018	Canada	9,91,45,105[12]	23,300	DXC Technology, VP GM Global Strategic Pursuits

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2021 is included in the table above.

(2) Includes equity-settled and cash-settled RSUs under the 2015 and 2019 Plans.

(3) Remuneration includes ₹30.99 crore on account of the exercise of 2,92,991 RSUs under the 2015 Plan and 1,00,604 under the 2019 Plan during fiscal 2021.

(4) Remuneration includes ₹19.71 crore on account of exercise of 1,62,914 RSUs under the 2015 Plan and 12,500 RSUs under the 2019 Plan during fiscal 2021.

(5) Remuneration includes ₹17.03 crore on account of exercise of 1,02,599 RSUs under the 2015 Plan, 26,176 cash-settled RSUs under the 2015 Plan and 12,500 RSUs under the 2019 Plan during fiscal 2021.

(6) Remuneration includes ₹7.87 crore on account of exercise of 45,349 RSUs under the 2015 Plan and 40,241 RSUs under the 2019 Plan during fiscal 2021.

(7) Remuneration includes ₹6.23 crore on account of exercise of 48,950 RSUs under the 2015 Plan and 6,250 RSUs under the 2019 Plan during fiscal 2021.

(8) Remuneration includes ₹4.46 crore on account of exercise of 22,200 RSUs under the 2015 Plan, 9,724 cash-settled RSUs under the 2015 Plan and 6,250 RSUs under the 2019 Plan during fiscal 2021.

(9) Remuneration includes ₹4.52 crore on account of exercise of 32,587 RSUs under the 2015 Plan and 3,750 RSUs under the 2019 Plan during fiscal 2021.

(10) Remuneration includes ₹4.90 crore on account of exercise of 30,826 RSUs under the 2015 Plan, 29,924 ESOPs under the 2015 Plan and 3,750 RSUs under the 2019 Plan during fiscal 2021.

(11) Remuneration includes ₹4.79 crore on account of exercise of 22,412 RSUs under the 2015 Plan, 34,800 ESOPs under the 2015 Plan and 4,500 RSUs under the 2019 Plan during fiscal 2021.

(12) Remuneration includes ₹3.58 crore on account of exercise of 25,925 RSUs under the 2015 Plan and 2,500 RSUs under the 2019 Plan during fiscal 2021.

Annexure 4: Independent Auditor's certificate on corporate governance

REF: IL/2021-22/02

TO

THE MEMBERS OF INFOSYS LIMITED

1. This certificate is issued in accordance with the terms of our engagement letter reference no.IL/20-21/02 dated July 3, 2020.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2021, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

Auditor's Responsibility:

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the "ICAI"), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2021.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's registration No. 117366W/W-100018)

Sd/-

Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 21039826AAAACL4417

Place: Mumbai
Date: April 14, 2021

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2021

Form No. MR-3

(Pursuant to Section 204(1) of the Companies Act, 2013 and Rule no. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,
The Members,
Infosys Limited,
Electronics City, Hosur Road
Bengaluru–560100
Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **INFOSYS LIMITED** (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts / statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2021, complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on **March 31, 2021** and made available to me, according to the provisions of:

i. The Companies Act, 2013 ("the Act") and the rules made thereunder;
ii. The Securities Contracts (Regulation) Act, 1956 ("SCRA") and the rules made thereunder;
iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;
iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;
v. The following regulations and guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("SEBI Act"):
   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;
   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;
   (c) The Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014;
   (d) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;
vi. Other laws applicable specifically to the Company, namely:
   (a) The Information Technology Act, 2000 and the rules made thereunder;
   (b) The Special Economic Zones Act, 2005 and the rules made thereunder;
   (c) Software Technology Parks of India rules and regulations;
   (d) The Indian Copy Rights Act, 1957;
   (e) The Patents Act, 1970; and
   (f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations, Guidelines and Standards mentioned above.

I further report that, there were no events / actions in pursuance of:

a) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;
b) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;
c) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;
d) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; and
e) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018
   requiring compliance thereof by the Company during the audit period.

I further report that, the compliance by the Company of applicable financial laws such as direct and indirect tax laws and maintenance of financial records and books of accounts have not been reviewed in this audit since the same have been subject to review by the statutory financial auditors, tax auditors, and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance certificates / reports taken on record by the Board of Directors of the Company, in my opinion there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period there were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc. having a major bearing on the Company's affairs.

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries
FCS:1325 / C.P.No: 640
UDIN: F001325C000030961

Place: Bengaluru
Date: April 14, 2021

This report is to be read with Annexure A which forms an integral part of this report.

Annexure A

To,
The Members
Infosys Limited
Bengaluru

My report of even date is to be read along with this letter.

1. Maintenance of secretarial records is the responsibility of the Management of the Company. My responsibility is to express an opinion on these secretarial records based on my audit.
2. I have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. I believe that the process and practices I followed provide a reasonable basis for my opinion.
3. I have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Wherever required, I have obtained the Management Representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of the Management. My examination was limited to the verification of procedure on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.
7. Due to prevailing circumstance of COVID-19 pandemic, the audit was conducted based on the verification of the Company's books, papers, minutes books, forms and returns filed, documents and other records furnished by / obtained from the Company electronically and also the information provided by the Company and its officers by audio and visual means.

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries
FCS:1325 / C.P.No: 640
UDIN: F001325C000030961

Place: Bengaluru
Date: April 14, 2021

Annexure 6 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]

1. Brief outline on CSR Policy of the Company

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our Corporate Social Responsibility ("CSR") is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives. Our CSR Policy aims to provide a dedicated approach to community development in the areas of improving healthcare infrastructure, supporting primary education, rehabilitating the destitute, abandoned women and children, preserving Indian art and culture, removing malnutrition, rural development, and contribute to the sustainable development of society and environment, and to make our planet a better place for future generations.

Objectives

Our broad objectives, as stated in our CSR Policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders

Focus areas

- Promoting healthcare including preventive healthcare
- Eradicating hunger, poverty and sanitation programs
- Destitute care and rehabilitation
- Environmental sustainability and ecological balance
- Promoting education, enhancing vocational skills
- Rural development
- Protection of national heritage, restoration of historical sites, promotion of art and culture

CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated CSR activities to be undertaken by the Company.

Key highlights of the activities of the Foundation during the year are listed below, and the details of these projects are given in the *Corporate governance report* that forms part of this Annual Report.

- Supported COVID-19 relief measures – Created a COVID-19 hospital and a special ward in another hospital
- Supported India Foundation for the Arts for a series of projects to help artists
- Constructed a Sainik Sadan at Bhubaneswar for ex-servicemen
- Supported a youth enablement program for the Society for Education Action and Research in Community Health (SEARCH)

The detailed report is available on the Infosys Foundation website, at https://www.infosys.com/infosys-foundation

2. Composition of CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR Policy. The CSR committee comprises two independent directors, and the COO and Whole-time Director as at the end of fiscal 2021.

Sl no.	Name of the director	Designation / nature of directorship	Number of meetings of CSR committee held during the year	Number of meetings of CSR committee attended during the year
1.	Kiran Mazumdar-Shaw	Lead Independent Director, chairperson of CSR committee	4	4
2.	U.B. Pravin Rao	COO & Whole-time Director, member of CSR committee	4	4
3.	Chitra Nayak(1)	Independent Director, member of CSR committee	–	–
4.	Salil Parekh(2)	CEO & MD, member of CSR committee	–	–
5.	Dr. Punita Kumar-Sinha(3)	Independent Director, member of CSR committee	4	4

(1) Chitra Nayak was appointed as a member of the committee effective March 25, 2021.

(2) Salil Parekh was appointed as a member of the committee effective January 14, 2021 and ceased to be a member of the committee effective March 25, 2021.

(3) Dr. Punita Kumar-Sinha ceased to be a member of the committee due to her retirement as an independent director effective January 13, 2021.

3. Web links where composition of CSR committee, CSR Policy and CSR projects approved by the board are disclosed on the website of the company:

- The composition of the CSR committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The CSR Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf
- The Company has also adopted the CSR committee charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf
- The Board, based on the recommendation of the CSR committee, at its meeting held on April 14, 2021, has approved the annual action plan / projects for fiscal 2022, the details of which are available on our website, at https://www.infosys.com/investors/reports-filings/documents/csr-projects2021.pdf

4. Details of impact assessment of CSR projects carried out in pursuance of sub-rule (3) of Rule 8 of the Companies (Corporate Social Responsibility Policy) Rules, 2014, if applicable: The Company has been voluntarily conducting impact assessments through independent agencies to screen and evaluate select CSR programs. The Company takes cognizance of sub-rule (3) of Rule 8 of the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("CSR Amendment Rules"). There are no projects undertaken or completed after the effective date of the aforementioned rules for fiscal 2021.

5. Details of the amount available for set-off in pursuance of sub-rule (3) of Rule 7 of the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amount required for set-off for the financial year, if any: Nil

6. Average net profit of the Company as per Sec 135(5): ₹ 18,620 crore

7. a. Two percent of average net profit of the Company as per Section 135(5): ₹ 372.39 crore

   b. Surplus arising out of the CSR projects or programs or activities of the previous financial years: Nil

   c. Amount required to be set-off for the financial year, if any: Nil

   d. Total CSR obligation for the financial year (7a+7b-7c): ₹ 372.39 crore

8. (a) CSR amount spent or unspent for the financial year:

Total amount spent for the financial year[1] (in ₹ crore)	Amount unspent (in ₹ crore)				
	Total amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount (in ₹ cr)	Date of transfer	Name of the fund	Amount	Date of transfer
325.32	49.52	Refer to note	NA	Nil	NA

(1) Includes a sum of ₹ 84 lakh incurred towards administration overheads

Note: The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

(b) Details of CSR amount spent against ongoing projects for the financial year:

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[(1)] (in years)	Amount allocated for the project in fiscal 2021 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to Unspent CSR Account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number[(2)]
1	Construction of the 800-bed Infosys Vishram Sadan at the All India Institute of Medical Sciences	(iii)	Yes	Haryana	Jhajjar	3	41.88	41.88	–	No	Infosys Foundation	NA
2	Facilitating COVID-19 relief efforts, providing essential medical equipment and infrastructure to various hospitals and frontline workers, supporting daily livelihood requirements of the poor and needy	(i), (xii)	No	Pan-India	Pan-India	2	37.29	37.29	–	No	Infosys Foundation	NA
3	Construction of a 300-bed hospital block at the Sri Jayadeva Institute of Cardiovascular Sciences & Research	(i), (iii)	Yes	Karnataka	Bengaluru	3	29.76	29.76	–	No	Infosys Foundation	NA
4	Construction of the 600-bed Infosys Asha Nivas *dharmashala* at the Tata Memorial Center	(i), (iii)	Yes	Maharashtra	Mumbai	4	16.60	16.60	–	No	Infosys Foundation	NA
5	Construction of a 100-bed maternal and child care hospital	(i), (iii)	Yes	Karnataka	Ramanagara	3	10.27	10.27	–	No	Infosys Foundation	NA
6	Construction of a hostel for 300 girl students at the Indian Institute of Information Technology	(ii), (iii)	Yes	Karnataka	Dharwad	3	6.34	6.34	–	No	Infosys Foundation	NA
7	Construction of a school building at the Chethana Residential School	(ii), (iii)	Yes	Karnataka	Dakshina Kannada	2	4.53	4.53	–	No	Infosys Foundation	NA

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[1] (in years)	Amount allocated for the project in fiscal 2021 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to Unspent CSR Account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number[2]
8	Construction of a high school building at the Ramakrishna Mission Shivanahalli	(ii), (iii)	Yes	Karnataka	Bengaluru	3	4.42	4.42	–	No	Infosys Foundation	NA
9	Construction of a protection wall at Cherlopalli Zoo	(iv)	No	Andhra Pradesh	Kurnool	4	4.15	4.15	–	No	Infosys Foundation	NA
10	Construction of a new, state-of-the-art museum at the Art and Photography Foundation	(v)	Yes	Karnataka	Bengaluru	2	3.00	3.00	–	No	Infosys Foundation	NA
11	Strengthen research activities and train young scholars in Orientology at the Bhandarkar Oriental Research Institute	(ii), (v)	Yes	Maharashtra	Pune	4	2.25	2.25	–	No	Infosys Foundation	NA
12	Construction of a Rajya Sainik Sadan for ex-servicemen	(vi)	Yes	Odisha	Khordha	3	1.79	1.79	–	No	Infosys Foundation	NA
13	Construction of Skill Development Training Centre and other facilities at the Indian Red Cross Society	(ii) (iii)	Yes	Karnataka	Tumakuru	3	1.55	1.55	–	No	Infosys Foundation	NA
14	Construction of a hostel for girls at the campus of the Indian Institute of Information Technology	(ii), (iii)	Yes	Tamil Nadu	Tiruchirappalli	2	1.44	1.44	–	No	Infosys Foundation	NA
15	Support the clean-up and restoration of two water bodies at a heritage site in Mandya district	(v)	Yes	Karnataka	Mandya	3	1.25	1.25	–	No	Infosys Foundation	NA

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[(1)] (in years)	Amount allocated for the project in fiscal 2021 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to Unspent CSR Account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number[(2)]
16	Construction of a world-class visitor and animal-friendly enclosure for gorillas at Sri Chamarajendra Zoological Gardens	(iv)	Yes	Karnataka	Mysuru	2	1.12	1.12	–	No	Infosys Foundation	NA
17	Conservation and restoration of an old and dilapidated heritage building at a remote village	(v)	No	Uttarakhand	Champawat	3	1.00	1.00	–	No	Infosys Foundation	NA
18	Bangalore Metro Rail Corporation Limited (BMRCL)	(iv)	Yes	Karnataka	Bengaluru	4	30.00	30.00	–	No	Infosys Foundation	NA
19	Smoke-free kitchen through installation of biogas units and promoting organic farming	(iv)	Yes	Karnataka	Various locations	4	20.21	22.32	–	Yes	Infosys Limited	NA
20	Smoke-free kitchen through the distribution of high-efficiency biomass cookstoves	(iv)	Yes	Maharashtra, Rajasthan	Aurangabad, Udaipur	4	7.11	7.11	–	Yes	Infosys Limited	NA
21	Construction of a multipurpose hall to be used for training of vocational skills at Shaktidhama Trust	(ii) (iii)	Yes	Karnataka	Mysuru	4	0.72	0.72	–	No	Infosys Foundation	NA
22	Infosys Headstart – Digital Literacy Project	(ii)	Yes	Karnataka	Bengaluru	3	50.00	0.48	49.52	Yes	Infosys Limited	NA
	Total						276.69	229.29	49.52			

(1) These are 'ongoing projects' as defined in the CSR Amendment Rules The years mentioned include the financial year in which the project was commenced.

(2) CSR registration will be obtained within the prescribed timeline, wherever applicable, as per the CSR Amendment Rules. The requirement does not apply to CSR projects or programs approved prior to April 1, 2021.

(c) Details of CSR amount spent against other than ongoing projects for the financial year:

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Amount spent for the project (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District			Name	CSR registration number[1]
1	Support the Infosys Prize program towards contemporary research in the various branches of science instituted by Infosys Science Foundation	(ii)	Yes	Karnataka	Bengaluru	20.00	No	Infosys Science Foundation	NA
2	Aiding flood relief efforts	(xii)	–	Bihar, Karnataka, Odisha, Tamil Nadu, West Bengal	Various locations	12.62	No	Infosys Foundation	NA
3	Road construction at Mudipu	(x)	Yes	Karnataka	Dakshina Kannada	7.62	No	Infosys Foundation	NA
4	Provide computers and laptops to underprivileged students to help with online learning	(ii) (iii)	Yes	Karnataka Maharashtra	Various locations Aurangabad	6.51	No	Infosys Foundation	NA
5	Rehabilitation and welfare of army personnel and disbursal to next-of-kin of martyrs and those injured in the line of duty, across the country	(vi)	Yes	Delhi	New Delhi	2.00	No	Infosys Foundation	NA
6	Support cutting-edge research in the basic sciences and mathematics through the International Centre for Theoretical Sciences	(ii)	Yes	Karnataka	Bengaluru	1.50	No	Infosys Foundation	NA
7	Aid training and research to help investigations in the area of cybercrime	(ii)	Yes	Karnataka	Bengaluru	1.09	No	Infosys Foundation	NA
8	Training and placement of Masters of Public Health graduates within NGOs, through the Public Health Foundation of India	(ii)	Yes	Delhi	Delhi	1.07	No	Infosys Foundation	NA
9	Enabling high-quality science output support to young researchers at the Tata Institute of Fundamental Research	(ii) (iii)	Yes	Maharashtra	Mumbai	3.00	No	Infosys Foundation	NA
10	Equitable and empathetic social services in primary healthcare in rural and urban zones through the Public Health Foundation of India	(i) (x)	Yes	Delhi	Delhi	2.00	No	Infosys Foundation	NA

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Amount spent for the project (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District			Name	CSR registration number[1]
11	Rehabilitation and welfare of families of martyrs and those injured in the line of duty	(vi)	No	Pan-India	Pan-India	1.87	No	Infosys Foundation	NA
12	Clean drinking water project in a rural area	(i) (x)	Yes	Karnataka	Ramanagara	1.42	No	Infosys Foundation	NA
13	Promote path-breaking social innovation through Aarohan Awards	(ii)	Yes	Karnataka	Bengaluru	1.03	No	Infosys Foundation	NA
14	Construction of a state-of-the-art school campus at Sri Pratyaksha Charitable Trust	(ii), (iii)	No	Andhra Pradesh	Chittoor	2.00	No	Infosys Foundation	NA
15	Conservation and rejuvenation of Hebbal lake, Mysuru	(iv)	Yes	Karnataka	Hebbal, Mysuru	21.90	Yes	Infosys Limited	NA
16	Projects less than ₹1 crore[2]	Various schedule VII activities	No	Pan-India	Pan-India	9.57	No	Infosys Foundation	NA
	Total					95.19			

[1] CSR registration will be obtained within the prescribed timeline, wherever applicable as per CSR Amendment Rules. The requirement does not apply to CSR projects or programs approved prior to April 1, 2021.

[2] Multiple small-scale CSR projects with an outflow of less than ₹1 crore, have been clubbed together

(d) Amount spent in administrative overheads: ₹0.84 crore

(e) Amount spent on impact assessment, if applicable: Not applicable

(f) Total amount spent for the financial year (8b+8c+8d+8e): ₹325.32 crore

(g) Details of excess amount for set-off are as follows:

Sl. no.	Particulars	Amount (in ₹ crore)
(i)	2% of average net profit of the Company as per Section 135(5)	372.39
(ii)	Total amount spent for the financial year	325.32
(iii)	Excess amount spent for the financial year [(ii)-(i)]	NA
(iv)	Surplus arising out of the CSR projects or programs or activities of the previous financial years, if any	Nil
(v)	Amount available for set-off in succeeding financial years [(iii)-(iv)]	Nil

9. **(a) Details of unspent CSR amount for the preceding three financial years:** Nil

   (b) Details of CSR amount spent in the financial year for ongoing projects of the preceding financial year(s): Not applicable, as the concept of 'ongoing projects' has been introduced in the CSR Amendment Rules, relevant from fiscal 2021. Details of spend on all ongoing projects during fiscal 2021 are covered under 8(b) above.

10. **In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year:** No capital asset was created / acquired for fiscal 2021 through CSR spend.

    Consequent to enactment of the CSR Amendment Rules, the Company intends to transfer its CSR capital assets created prior to January 2021 to a Company established, in accordance with Section 8 of the Companies Act, 2013, for charitable purposes within the prescribed period. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

11. **Specify the reason(s), if the company has failed to spend two percent of the average net profit as per Section 135(5):** During fiscal 2021, the Company has spent ₹325.32 crore on various projects and transferred ₹49.52 crore to the Unspent CSR Account. The Company has allocated ₹50 crore for Infosys Headstart, a digital literacy initiative, which is an ongoing project, and spent ₹0.48 crore in fiscal 2021 towards this initiative. The unspent balance of ₹49.52 crore will be transferred to the Unspent CSR Account and spent in accordance with the CSR Amendment Rules. Details on Infosys Headstart is available in the *Corporate governance report* that forms part of this Annual Report.

Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2021 are provided in the *Corporate governance report*. The expenditure made towards CSR in Australia and through Infosys Foundation USA is as follows:

Focus area	Amount (in US$)
Teacher training	2,504,086
Research and curriculum	774,500
Student education and services	147,375
Advocacy and awareness	132,000
Classroom aids and technology	30,675
Operating expenses	142,835
Total	3,731,471

Bengaluru
April 14, 2021

Sd/-
Kiran Mazumdar-Shaw
Chairperson, CSR Committee

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Our focused approach on energy efficiency, renewable energy and carbon offset projects over the years culminated in Infosys achieving carbon neutrality in fiscal 2020, across all emissions, as per PAS 2060:2014 standards. We continue to remain carbon-neutral for fiscal 2021. Our detailed, independently assured ESG Report will be available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.

Resource conservation initiatives

Judicious use of resources (mainly energy and water) is necessary to avoid environmental and socio-economic problems. Resource conservation is important at all levels to ensure a healthy environment and equitable distribution in society. At Infosys, what started as a simple energy metering exercise back in 2008 to identify wastage and opportunities for savings, spiraled into one of the largest enterprise-level resource conservation initiative. Super-efficient new buildings, deep retrofits in existing buildings, smart automation, water management initiatives and waste management projects have contributed in reducing our environmental impact significantly. At Infosys, we have been able to grow our business in a sustainable manner, without a proportionate increase in consumption of resources.

Investments in renewable energy have helped in reducing our emissions, and high-impact carbon offset projects have enabled us to offset our emissions.

Energy: Our new buildings continue to push the boundaries of innovation and efficiency, setting an example for the industry. We commenced operations of a 7,300-seater super-efficient campus in Bengaluru with several innovative technologies implemented in construction technique, lighting, air-conditioning, parking management, etc. The facility uses innovative radiant cooled technology, the largest of its kind in India. Our enterprise-level energy-efficiency retrofit program transforms existing buildings into efficient ones. Smart automation has enabled remote monitoring, control and optimization of building operations across over 30 million sq.ft. of space. This has helped us manage our operations efficiently and uninterrupted in the current situation caused by the pandemic, ensuring health and safety of employees as well as operations personnel.

Retrofits: Taking advantage of unoccupied offices due to employees working from home, retrofit projects on lighting, air conditioning, UPS have been implemented in several critical areas, which, in a normal scenario, would need a shutdown of buildings, inconveniencing employees as well as disrupting operations. Accelerated phase-out of R-22 refrigerant-based air-conditioning units is initiated for improving energy efficiency and simultaneously, use of units with refrigerants which have zero ODP and low GWP, thus enabling reduction of GHG emissions as well.

Energy-efficiency retrofits have helped us reduce connected load by 34.6 MW across Infosys. Retrofit projects were taken up for the following reasons: resource conservation, end-of-life of equipment, indoor environment quality improvement, and technology upgrade.

The capital investment in energy conservation projects was about ₹5 crore in fiscal 2021.

Renewable energy: We have a total capacity of 60 MW of solar PV, including rooftop and ground-mounted systems. We continue to pursue green power purchase from third-party power producers and continue working with governments to enable favorable policies for scaling up green power by corporates in India.

Green buildings: In fiscal 2021, our new buildings in Indore and Hubballi were awarded the LEED Platinum certification from the US Green Building Council. We also received IGBC Platinum certification (Interiors category) for our leased space in Pune. With this, we now have 37 projects at Infosys with the highest level of green building certification, spanning a total area of 26.07 million sq.ft. An additional 3.45 million sq.ft. of our ongoing projects is currently undergoing green building certification.

All our new buildings follow the highest standard of resource efficiency resulting in minimum impact to the environment. In the process, we also aim to achieve the highest level of green building certification.

Water management: We follow the 3 Rs strategy – Reduce, Recycle and Reuse – for effective water management. Demand-side measures and awareness creation, smart metering to track real-time water usage and advanced technology sewage treatment plants, have reduced our water consumption significantly. Additionally, rainwater harvesting through lakes, recharge wells and rooftop rainwater collection further reduce dependency on external sources and have a positive impact on the water table. In fiscal 2021, we commissioned an 8 MLD sewage treatment plant as part of the lake rejuvenation project for Hebbal lake. The project was a PPP model with the Government of Karnataka, taken up through the CSR initiative of Infosys.

Waste management: We continue to pursue our goal of minimizing waste going to landfills. Organic waste, such as food waste and garden waste, is treated within our campuses. We now have the capacity to treat 100% of organic waste within our campuses, enabling a circular economy.

For all other waste, proper segregation at source has ensured effective recycling and disposal of different types of waste generated, in adherence to applicable legislation. Our commitment to reducing plastic usage has ensured a number of alternatives to plastic in daily use. We continue to work with different stakeholders to reduce waste generated within our campuses.

Carbon offsets: Infosys continues to identify and work on issues in rural India that also offer a potential for emission reductions. Given the nature of our operations, despite our best efforts in reducing / avoiding emissions within our boundaries, a sizeable emissions basket remains. These include emissions from business travel, employee commute, etc. While Infosys continues to have a choice to offset through carbon credits that are offered in the market, we made a deliberate choice – a choice to get involved in every action aimed to reduce and / or avoid emissions. This year, we added one new household biogas project, in the Vidarbha region of Maharashtra, to our program portfolio bringing the total number of carbon offset projects to nine. These include efficient cook stoves (five projects), biogas (three projects) and rural electrification (one project).

Upon completion, these projects will benefit over 1,75,000 families. As of fiscal 2021, we have taken our project coverage to over 1,19,000 families, while also creating over 2,600 jobs.

Our projects align with India's commitment to the United Nations Sustainable Development Goals (UNSDGs), including poverty reduction, good health and wellbeing, clean energy, and climate action, among others.

Health, safety and environment

One of the hallmarks of our efforts to provide a safe and healthy workplace has been the establishment of a robust Health, Safety and Environmental Management System (HSEMS) christened Ozone. The driving force behind this has been the various requirements from multiple stakeholders, including clients, internal customers, vendor partners, law enforcement / regulatory bodies, and the communities in which we operate. Systems have been established in accordance with internationally-recognized standards / specifications, and Infosys is certified a ISO14001:2015 and ISO 45001:2018 in our India locations. Protecting the environment, providing the right workplace ambience, and safeguarding health and safety of personnel, including employees, contract workers and visitors, are strategic priorities for us. The HSEMS includes well-defined policies and procedures and also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

Live Enterprise@Infosys: An enterprise that senses, feels and responds in real time – this was the theme of our transformation journey of the last two years. It had to be a mobile-first approach so that employees are connected to the organization wherever they are in the world and can access the organization assets to learn and contribute. The response has been phenomenal, with all our key processes becoming faster and more responsive, with more than 80% of our employees experiencing 250+ features on the InfyMe app, which is built on the latest open source stack.

To enable all of this, our core back-end infrastructure was transformed to host modern applications, using the scalability of cloud, security of on-premise infrastructure in a hybrid cloud deployment using open source technologies with highly scalable container orchestration solutions like Kubernetes for microservices. Telemetry infrastructure using the ELK stack provides enhanced real-time visibility and enabled proactive error detection and correction.

Enterprise storage modernization: As part of new technology adoption, we have successfully modernized our enterprise storage platform. The entire migration was completed with zero downtime. This platform adopted latest storage disk technology, which drives enhanced performance up to 10X, compression and deduplication advantages along with data availability guarantee. This initiative delivered power savings of 46% for this landscape.

Infrastructure-as-code: Infrastructure as code is a transformational initiative towards enabling continuous deployment, continuous integration, and touchless management of the life cycle of infrastructure components. This methodology overcomes the traditional challenges like growing scale of infrastructure, elastic demand, speed and consistency of deployment and the interdependency between teams. This initiative delivered 1,200+ playbooks for automating platform-related processes across hybrid cloud.

Cloud-native application platform: As part of modernizing applications, some of the applications need to be exposed to different user bases with varied authentication mechanisms. The cloud-native application platform gives the capabilities in a ready-to-use architecture. This enables quick onboarding of applications with industry-standard security along with greater scalability and availability using the power of cloud.

Modern, hybrid, and secure workplace: Bringing together technologies like borderless ODCs, virtual collaboration tools, and self-serve applications, our hybrid workplace ecosystem empowers employees with much-needed flexibility to work from anywhere. A resilient IT management system minimizes threats and prevents attacks, through a continuous cycle of vulnerability assessment and remediation, to safeguard our data and brand reputation.

OneStop platform: We have introduced 'OneStop' unified provisioning platform for endpoint, cloud, software, and tools. The PolyCloud digital backplane provides an abstraction of managed private cloud and public cloud services, empowering full stack developers. The 'go any cloud' platform empowers digital natives to consume Kubernetes containers, WebDevStacks, database, and platforms, as services through self-service models; powering business-led innovations and Live Enterprise Platform Suites.

The OneStop platform lets project managers request IT hardware and software in advance, enabling new hires to be productive on Day One. The 'IT Genie' intuitive app in the laptop helps users self-configure basic applications, reducing interactions with IT Support team.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure energy-efficient and green. Some of the measures implemented are:

Public cloud adoption: Currently, more than 60% of the internal computer workload has been migrated to public cloud. More than 2.5 lakh mailboxes are being hosted on cloud-based messaging platforms.

2.4 lakh+ employees have started to adopt cloud-based collaboration platform for messaging, presence, video, and other collaboration requirements.

Datacenter modernization: A strategic initiative launched by InfosysIT to modernize the datacenter IT landscape to make it future-ready, continues to yield high rewards. Density-optimized hyperscale platforms have been deployed to deliver high density server virtualization and consolidation across the enterprise. The hyperscale platforms are open-driven infrastructure innovations, which provide cloud-scale agility and enables efficient resource pooling and utilization. This initiative has delivered 75% power savings on green energy efficiency aspects and drastically reduced the total cost of ownership for the organization.

Enterprise storage: We continue to provide around 1.8PB storage capacity for employees, revenue projects and internal requirements on All Flash storage with Fabric Pool and Storage Grid technology. Data is marked hot and cold based on policy, cold data is automatically moved onto cheaper larger capacity storage, thereby achieving tiering of data and savings in terms of Data Center footprint, power consumption and cooling. This resulted in CO_2 reduction of 6,81.88 metric ton per year and power saving of 14,32,811 kWh per year.

Cloud-native development environment: The open source-based cloud-native development platform is built on Hyper Converged Infrastructure (HCI) and compute which has helped in data center footprint reduction by 80% along with the reduction in power and cooling consumption by 30%.

Research and development (R&D) expenditure – standalone

in ₹ crore

	Year	Amount
Revenue expenditure	2021	508
	2020	458
Capital expenditure	2021	4
	2020	12
Total	2021	512
	2020	470
R&D expenditure / revenue (%)	2021	0.6
	2020	0.6

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone

in ₹ crore

	Year	Amount
Earnings	2021	84,252
	2020	77,974
Expenditure	2021	46,433
	2020	44,254
Net foreign exchange earnings (NFE)	2021	37,819
	2020	33,720
NFE / earnings (%)	2021	44.9
	2020	43.2

for and on behalf of the Board of Directors

Sd/-

Nandan M. Nilekani
Chairman

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 14, 2021

Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and updated as needed. During the year and at its meeting held on April 14, 2021, the Board revised and adopted some of its policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's code of conduct and ethics. The policy was revised and adopted effective April 1, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf
Capital Allocation Policy	The Policy applies to the distribution of free cash flow as dividend or buyback over the next five-year period ending in fiscal 2024. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
Dividend Distribution Policy	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf
Infosys Code on Fair Disclosures and Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised effective January 13, 2021.	https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 14, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf

Name of the policy	Brief description	Web link
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide the governance framework for them. The policy was revised and adopted effective April 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf
Related Party Transaction Policy	The policy regulates all transactions between the Company and its related parties. The policy was revised and adopted effective April 14, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was adopted effective December 1, 2015.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf
Board Diversity Policy	The policy sets out the approach to diversity on the Board of the Company. The policy was adopted in 2015.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in more than 50 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally-respected organization delivering the best-of-breed business solutions, leveraging technology, delivered by the best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the 'Risk factors' section in this Annual Report.

Quick facts

Presence in
Over 50 countries

In fiscal 2021
Infosys won large deals with over US$ 14 billion TCV

In fiscal 2021
Industry-leading revenue growth of 5.0%



I. Industry structure and developments

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. Companies are rapidly adopting digital technologies to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services. While these trends have been unfolding for a few years now, they have been accelerated because of the COVID-19 pandemic and resulting shifts.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to re-imagining human-machine interfaces, extracting value out of digitized data, building next-generation software applications and platforms, harnessing the efficiency of distributed cloud computing, modernizing legacy technology landscapes and strengthening information security and data privacy controls.

The fast pace of technology change and the need for technology professionals who are highly skilled in both traditional and digital technology areas are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings, such as data analytics companies, software-as-a-service businesses, cloud platform providers, digital design boutiques, and specialty business process management firms.

While these developments present strong market opportunities for the IT industry, there is also an imperative need for IT services and solutions companies to transition from fast-commoditizing traditional service offerings, to attract and retain quality talent globally, to reimagine cost structures and leverage automation for increased productivity.

II. Opportunities and threats

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as "digitally enabled". The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

1. Scale Agile Digital
2. Energize the core
3. Reskill our people
4. Expand localization



Mohit Joshi
President

> Clients have now realized that the most important store front is digital and with employees largely working remotely or in a hybrid model, even the manufacturing process is digital. We have an opportunity to reshape our clients' technology landscapes and help them as they evolve to newer digital models. The various clients who we are working with are testament to the promise of digital transformation and the outstanding results we have achieved.

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions – especially in the areas of digitization of processes, migration to cloud-based technologies, workplace transformation, business model transformation, enhanced cybersecurity controls and optimizing cost structures in IT. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

Over the last three years, we have executed on this strategy and generated significant outcomes as described further below.

Scale Agile Digital: Our revenue from digital technology-related services and solutions have more than doubled in the last three years, and currently comprises 48.5% of our total revenue. We are rated as a "leader" in 48 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.


EXPERIENCE
INSIGHT
CLIENT DIGITAL JOURNEY
ASSURE
INNOVATE
ACCELERATE

Our human experience-related services expanded with the opening of 8 digital delivery centers, 6 digital studios and 12 proximity centers around the world. During the fiscal, we acquired Carter Digital to augment our human experience capabilities in Australia. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 2,648 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened with the launch of our Infosys Applied AI solutions, coupled with the Infosys Data Workbench. With advances in next-generation computing power, ready access to datasets on the cloud to train Machine Learning models and consumable Artificial Intelligence (AI) services, our solutions enable our clients to generate insights from their data and open opportunities for data monetization.

Our Innovate-related services and solutions are boosted by workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, a large number of certified scrum masters and capabilities in horizontal technologies such as 5G, autonomous tech, product engineering, Internet of Things and blockchain.

Our Accelerate-related services are aimed at rapidly transforming our clients' legacy technology landscapes and processes with digital technology – helping them migrate to cloud environments, modernize mainframe applications, abstract legacy applications through APIs and embed open-source technologies in new applications. We invested in, and built strong partnerships with cloud hyperscalers such as AWS, GCP and Microsoft Azure, and SaaS providers. We launched Infosys Cobalt™, bringing together all our cloud investments – public cloud, private cloud, cloud applications, data on cloud, cloud security, etc. Infosys Cobalt™ is a set of services, solutions and platforms for enterprises to accelerate their cloud journey. It offers over 14,000 cloud assets and over 200 industry cloud solution blueprints.



Ravi Kumar S.
President and Deputy Chief Operating Officer

> Cloud will be the foundational pillar to drive digital journeys for large enterprises. It will power the enterprise's innovation infrastructure, bring agility to operations, drive connected products, enable employees to work from anywhere through hybrid workplaces and drive non-linear value for business from new-age AI and data platforms. With Infosys Cobalt™, we are helping businesses redesign the enterprise from the core, to capture this exponential value from cloud.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers. We have automated over 20,000+ processes for our clients and have over 1,000 ready use cases across industries.

Our Assure services, in software testing and cybersecurity continued to grow with investments in Cyber Gaze, our cybersecurity dashboard and suite of related applications.

Energize the core: Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. We made significant investments in our "Live Enterprise" platform, including our Bot Factory of preconfigured automation bots and LEAP, our platform for optimizing large-scale application maintenance and reengineering. In fiscal 2021, we won a total contract value of over US$ 14 billion in large deals – more than four times what we won in fiscal 2018 – demonstrating our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of remote working.

Reskill our people: Continuous learning and reskilling has always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next-generation technologies and methodologies. We invested in, and scaled, our digital reskilling program globally. Our in-house developed, anytime anywhere learning platform, Lex, offers over 1,800 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 2,40,000 of our employees use Lex and are spending approximately 45 minutes per day on average for learning activities.

Expand localization: With the objective of creating differentiated talent pools and ecosystems in our markets, we made significant investments in expanding our local workforce in the US, the UK, Europe, Japan, China and Australia. We established innovation hubs, near-shore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2021, we recruited over 7,280 employees locally in our markets, of which 1,941 were fresh graduates. This workforce brings us greater diversity of skills and experience. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

COVID-19

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact all our stakeholders – employees, clients, investors and communities we operate in. Many countries

are reporting the second and third waves of infections. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, have resulted in significant disruption to people and businesses. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the healthcare sector. Consequently, market demand and supply chains have been affected.

In responding to this crisis, our primary objective has been to ensure the safety of our employees worldwide, to deliver our client commitments, and put in place mechanisms to protect the financial wellbeing of the Company, and protect its long-term prospects.

During the year, we launched several health and wellness programs for our employees covering various aspects of physical and emotional wellbeing, counselling support and awareness. In particular, together with health professionals and hospitals across our various locations, we offered COVID-19 related care for our employees and their families. Working closely with government authorities, we launched COVID-19 vaccination centers in our campuses and at select hospitals in India for eligible employees. For those employees working from our physical offices, we have established a safe work environment and protocols for testing and quarantine.



U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

> Pivoting to a remote working model, in response to the pandemic, proved less of a challenge for Infosys, thanks to our investments in building digital capabilities and skills for our workforce in distributed agile working. We have clearly established that any work can potentially be done anywhere in the world without loss of productivity or integrity of the work.
> With our clients accelerating the pace of their digital adoption, there is growing need for talent with digital skills. While we will continue to hire talent and operate from our many global offices adapted for the new normal, when the situation permits, the work-from-anywhere model will also allow us to tap into talent pools more ubiquitously – even in towns and cities where we may not have offices and delivery centers.
> We are fully prepared to institutionalize this structured hybrid working model to serve the needs of our clients and their projects effectively.

We are closely monitoring regulations and accordingly issuing travel advisories to our employees. We made arrangements to ensure the safety and wellbeing of our employees who have travelled for business to locations outside their home country and are currently restricted from travelling back.

At this time, a majority of our employees across the world continues to work remotely. As of March 31, 2021, we had enabled 99.3% of our employees with a secure remote working environment. As of March 31, 2021, 96.5% of our employees were working remotely. Employees engaged in critical client projects, business continuity operations and projects that manage sensitive client data continued to work from our offices. We enabled extensive use of collaboration platforms and continue to monitor the productivity of employees as they work remotely. We successfully conducted several client, partner and employee-related events online during the year.

We continued to optimize our cost structure and execute operational rigor. We improved liquidity and cash management with a rigorous focus on working capital cycles, capital expenditures and cost optimization.

A detailed description of specific risks arising from COVID-19 is available under "Outlook, risks and concerns" in this section.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

We offer end-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management.

We have built specific industry domain and technology expertise, and in methodologies such as Design Thinking and agile software development. These give us the ability to articulate and demonstrate long-term value to our clients around the world, with whom we have deep, enduring and expansive relationships.

We have invested in building proprietary intellectual property in software platforms and products such as Infosys NIA®, our flagship AI platform, the Edge suite of products, Finacle®, McCamish and Stater that either amplify our own services or provide differentiated solutions for our clients' business processes.

We have perfected sophisticated service delivery and quality control processes, standards and frameworks, that have resulted in a track record of performance excellence and client satisfaction. Our Global Delivery Model effectively integrates global and local execution capabilities to deliver high-quality, seamless, scalable and cost-effective services for large-scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies.

We have nurtured premier ecosystem alliances with enterprise software companies, cloud providers and innovative startup companies to be able to offer holistic solutions to our clients.

We have the ability to attract and retain high-quality management and technology professionals, and sales personnel globally and at scale.

Our internal research and development teams identify, develop and deploy new offerings leveraging next-generation technologies. We have invested extensively in the infrastructure and systems to enable learning and education across the enterprise at scale. These give us the ability to keep pace with ever-changing technology and how they apply to customer requirements.

We have a strong and well-recognized brand.

We have the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers.

We maintain high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors in niche technology areas who are focused on agility, flexibility and innovation.

We typically compete with other large, global technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end-to-end service capability and solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

In future, we expect intensified competition. In particular, we expect increased competition from firms that offer technology-based solutions to business problems, cloud providers and from firms incumbent in those market segments. Additionally, insourcing of technology services by the technology departments of our clients is another ongoing competitive threat.

III. Financial condition

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of its financial statements, including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of its financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of its financial statements.

Sources of funds

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. Our authorized share capital is ₹2,400 crore, divided into 480 crore equity shares of ₹5 each. The issued, subscribed and paid-up capital is ₹2,130 crore as at March 31, 2021 and ₹2,129 crore as at March 31, 2020, including treasury shares held by a controlled trust. The movement in share capital is primarily on account of shares issued during the year on exercise of stock options.

Proposed share buyback

In line with the Capital Allocation Policy reviewed and approved on July 12, 2019, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, through the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting (AGM).

Considering the proposed buyback and dividends for fiscal 2021, the Company would have returned approximately 83% of the free cash flow for fiscal 2020 and fiscal 2021 in line with the Capital Allocation Policy.

Share buyback in fiscal 2020

Based on the postal ballot that was concluded on March 12, 2019, the shareholders approved the buyback of equity shares through the open market route through Indian stock exchanges of up to ₹8,260 crore at a price not exceeding ₹800 per share. The buyback of equity shares through the stock exchanges was completed on August 26, 2019. The Company had purchased and extinguished a total of 11,05,19,266 equity shares at an average buyback price of ₹747 per equity share.

Employee Stock Option Plans (ESOPs)

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders in the AGM, the Board was authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholder return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through a postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the Trust towards the 2011 RSU Plan ("the 2011 Plan") as at March 31, 2016). These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. These RSUs and stock options shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of the grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

A controlled trust holds 1,55,14,732 and 1,82,39,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 Plan. Out of these, 2,00,000 equity shares have been earmarked for welfare activities of employees as at March 31, 2021 and March 31, 2020, respectively.

The summary of grants made during fiscals 2021 and 2020 under the 2015 Plan and 2019 Plan is as follows:

2015 Plan	Fiscal 2021	Fiscal 2020
RSU – Equity-settled	26,60,611	38,54,176
Incentive units – Cash-settled	1,15,250	6,56,140
Total grants	27,75,861	45,10,316

2019 Plan	Fiscal 2021	Fiscal 2020
Total grants – Equity-settled RSU	15,96,408	20,91,293

For additional information on the Company's stock incentive compensation plans, refer to Note 2.11, 'Employee stock option plan', of both the *Standalone* and *Consolidated financial statements* in this Annual Report.

2. Other equity

A. Reserves and surplus

Securities premium

On a standalone basis, the balance as at March 31, 2021 and March 31, 2020 amounted to ₹581 crore and ₹268 crore, respectively. On a consolidated basis, the balance was ₹600 crore and ₹282 crore as at March 31, 2021 and March 31, 2020, respectively. Increase in securities premium on both standalone and consolidated basis is mainly on account of transfer of ₹260 crore from share options outstanding account upon exercise.

Retained earnings

On a standalone basis, the balance in retained earnings as at March 31, 2021 was ₹57,518 crore after considering ₹9,158 crore for final dividend for fiscal 2020 and interim dividend declared in fiscal 2021. Further, ₹2,237 crore was transferred to the Special Economic Zone (SEZ) Re-investment Reserve net of utilization out of retained earnings during the year and ₹1,554 crore was transferred to the general reserve on account of declaration of final dividend for fiscal 2020. The balance in retained earnings as at March 31, 2020 was ₹52,419 crore after considering ₹9,553 crore for final dividend for fiscal 2019 and interim dividend declared in fiscal 2020, including dividend distribution tax thereon. Also, ₹4,717 crore was utilized from retained earnings for buyback of equity shares. Further, ₹1,428 crore was transferred to the Special Economic Zone (SEZ) Re-investment Reserve net of utilization out of retained earnings during the year and ₹1,470 crore was transferred to the general reserve on account of declaration of final dividend for fiscal 2019.

On a consolidated basis, the balance in retained earnings as at March 31, 2021 was ₹62,643 crore, as compared to ₹56,309 crore in the previous year.

General reserve

During the year, an amount of ₹1,554 crore was transferred to the general reserve from retained earnings on account of dividend appropriation, as compared to ₹1,470 crore in the previous year. During fiscal 2020, an amount of ₹1,494 crore was utilized for buyback of shares, ₹11 crore was charged as transaction costs relating to buyback and ₹50 crore was transferred to the Capital Redemption Reserve upon buyback in accordance with Section 69 of the Companies Act, 2013.

On a standalone basis, the balance in general reserve as at March 31, 2021 amounted to ₹1,663 crore (previous year ₹106 crore). On a consolidated basis, the balance as at March 31, 2021 amounted to ₹2,715 crore (previous year ₹1,158 crore).

Share options outstanding account

On a standalone and consolidated basis, the share options outstanding account amounted to ₹372 crore as at March 31, 2021, as compared to ₹297 crore as at March 31, 2020. The movement is mainly on account of expense related to employee stock compensation expense, and impact of modification of share-based payment awards.

Special Economic Zone Re-investment Reserve

During the year, a net amount of ₹2,237 crore and ₹2,315 crore was transferred to the SEZ Re-investment Reserve net of utilization on a standalone and consolidated basis,

respectively. This reserve has been created out of the profits of eligible SEZ units in terms of the provisions of Section 10AA(1)(ii) of the Income-tax Act, 1961. This reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of Section 10AA(2) of the Income-tax Act, 1961.

Capital reserve

On a standalone and consolidated basis, the balance as at March 31, 2021 amounted to ₹54 crore, which is the same as the previous year.

Other reserves

Profit on transfer of business between entities under common control is taken to other reserve. During the year, ₹176 crore was reduced on account of transaction under common control (refer to Note 2.4, 'Investments', in the *Standalone financial statements* of this Annual Report for details of the business transfer). On a standalone basis, the balance as at March 31, 2021 and March 31, 2020 was ₹2,906 crore and ₹3,082 crore, respectively.

Capital Redemption Reserve

On a standalone and consolidated basis, the balance as at March 31,2021 amounted to ₹111 crore, which is the same as the previous year.

B. Other comprehensive income

Equity instruments through other comprehensive income

On a standalone basis, there was an accumulated gain of ₹169 crore and ₹49 crore as at March 31, 2021 and March 31, 2020, respectively, on the fair valuation of equity instruments through other comprehensive income. On a consolidated basis, there was an accumulated gain of ₹158 crore and ₹39 crore as at March 31, 2021 and March 31, 2020, respectively, on the fair valuation of equity instruments through other comprehensive income. The Company has made an irrevocable election to present the subsequent changes in fair value of those instruments in other comprehensive income.

Effective portion of cash flow hedges

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve, and is transferred to the Statement of Profit and Loss upon the occurrence of the related forecast transaction.

On a standalone and consolidated basis, the balance as at March 31, 2021 is a surplus of ₹10 crore as compared to a deficit of ₹15 crore, net of tax in the previous year.

Exchange differences on translating the financial statements of a foreign operation

On a consolidated basis, the balance as at March 31, 2021 amounted to ₹1,331 crore, whereas the balance as at March 31, 2020 was ₹1,207 crore.

Other items of other comprehensive income

Other items of other comprehensive income consist of remeasurement gains / losses on our defined benefit plans and fair value changes on investments, net of taxes.

On a standalone basis, there was a remeasurement gain, net of taxes, of ₹148 crore during the current year, as compared to a remeasurement loss, net of taxes, of ₹184 crore during the previous year. Additionally, there was a fair valuation loss on investments, net of taxes, of ₹102 crore during the current year, as compared to a ₹17 crore fair valuation gain on investments, net of taxes, during the previous year.

On a consolidated basis, there was a remeasurement gain, net of taxes, of ₹134 crore during the current year, as compared to a remeasurement loss, net of taxes, of ₹180 crore during the previous year. Further, there was a fair valuation loss on investments, net of taxes, of ₹102 crore during the current year, as compared to a ₹22 crore fair valuation gain on investments, net of taxes, during the previous year.

Total equity attributable to equity holders of the Company

On a standalone basis, the total equity attributable to equity holders of the Company has increased to ₹71,531 crore as at March 31, 2021, compared to ₹62,234 crore as at March 31, 2020, primarily on account of profit earned during the year offset by dividends declared.

On a consolidated basis, the total equity attributable to equity holders of the Company has increased to ₹76,351 crore as at March 31, 2021 from ₹65,450 crore as at March 31, 2020. The movement was primarily on account of profit earned during the year offset by dividends declared. On a consolidated basis, the book value per share is ₹180 as at March 31, 2021 compared to ₹154 as at March 31, 2020.

Application of funds

3. Property, plant and equipment

Additions to gross block – standalone

During the year, additions to gross block were ₹2,015 crore, comprising ₹1,039 crore on infrastructure, ₹975 crore in computer equipment and ₹1 crore on vehicles. Our infrastructure investments comprised ₹508 crore on buildings, ₹113 crore on plant and machinery, ₹82 crore to acquire 71 acres of land primarily in Bengaluru, Tumakuru and Hyderabad, ₹92 crore on furniture and fixtures, ₹110 crore on office equipment, and ₹134 crore on leasehold improvements.

During the previous year, additions to gross block were ₹3,035 crore, comprising ₹2,263 crore on infrastructure, ₹765 crore in computer equipment and ₹7 crore on vehicles. Our infrastructure investments comprised ₹968 crore on buildings, ₹428 crore on plant and machinery, ₹11 crore to acquire 105 acres of land primarily in the US (Indianapolis), Mysuru, Bengaluru and Mangaluru, ₹427 crore on furniture and fixtures, ₹159 crore on office equipment, and ₹270 crore on leasehold improvements.

Additions to gross block – consolidated

During the year, additions to gross block were ₹2,231 crore, comprising ₹1,071 crore on infrastructure, ₹1,159 crore in computer equipment and ₹1 crore on vehicles. Our infrastructure investments comprised ₹511 crore on buildings, ₹117 crore on plant and equipment, ₹82 crore to acquire 71 acres of land primarily in Bengaluru, Tumakuru and Hyderabad, ₹91 crore on furniture and fixtures, ₹118 crore on office equipment and ₹152 crore on leasehold improvements. Additions through business combinations during the year were ₹10 crore.

During the previous year, additions to gross block were ₹3,437 crore, comprising ₹2,500 crore on infrastructure, ₹930 crore in computer equipment and ₹7 crore on vehicles. Our infrastructure investments comprised ₹1,056 crore on buildings, ₹475 crore on plant and equipment, ₹11 crore to acquire 105 acres of land primarily in the US (Indianapolis), Mysuru, Bengaluru and Mangaluru, ₹465 crore on furniture and fixtures, ₹169 crore on office equipment and ₹324 crore on leasehold improvements. Additions through business combinations during the year were ₹78 crore.

Deductions to net block – standalone

During the year, we deducted ₹14 crore from the net block on the disposal of various assets as against ₹1 crore in the previous year.

We have reclassified leasehold land with a gross block of ₹561 crore to Right-of-Use (ROU) assets on account of adoption of Ind AS 116, *Leases* during the year ended March 31, 2020. Refer to Note 2.3 of the *Standalone financial statements* for further details.

Deductions to net block – consolidated

During the year, we deducted ₹15 crore from the net block on the disposal of various assets as against ₹1 crore in the previous year.

We have reclassified leasehold land with a net block of ₹572 crore to ROU assets on account of the adoption of Ind AS 116, *Leases* during the year ended March 31, 2020. Refer to Note 2.19 of the *Consolidated financial statements* for further details.

Capital expenditure commitments

On a standalone basis, we have a capital expenditure commitment of ₹609 crore as at March 31, 2021, as compared to ₹1,305 crore as at March 31, 2020. On a consolidated basis, we have a capital expenditure commitment of ₹733 crore as at March 31, 2021, as compared to ₹1,365 crore as at March 31, 2020. The commitments are primarily for infrastructure facilities and computer equipment.

4. Goodwill and other intangible assets

On a consolidated basis, carrying value of goodwill as on March 31, 2021 is ₹6,079 crore, which includes additions to goodwill amounting to ₹758 crore on account of acquisition of Kaleidoscope, GuideVision, s.r.o. and Blue Acorn iCi and increase of ₹35 crore on account of foreign currency translation. During the previous year, the carrying value of goodwill was ₹5,286 crore.

On a standalone basis, carrying value of goodwill as on March 31, 2021 is ₹167 crore, which included additions amounting to ₹138 crore on account of business transfer agreement executed with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"). During the previous year, the carrying value of goodwill was ₹29 crore

On a consolidated basis, the carrying value of intangible assets as on March 31, 2021 is ₹2,072 crore, whereas on March 31, 2020, it was ₹1,900 crore. These primarily consist of intangible assets acquired through business combinations, stated at cost less accumulated amortization. Acquisition from business combinations for the year ended March 31, 2021 is ₹535 crore. Refer to Note 2.3.2 of the *Consolidated financial statements* for further details.

5. Financial assets

A. Investments

Subsidiaries

During the year, we have invested additionally in our subsidiaries, for the purpose of acquisition of entities, operations and expansions.

Subsidiary	In foreign currency	In ₹ crore
WongDoody Holding Company Inc	US$ 2.8 million	21
Infosys Nova Holdings LLC	US$ 177 million	1,302
Infosys Consulting Brazil	BRL 110 million	154
Infosys China	US$ 5 million	36

Investment in equity instruments of subsidiaries are carried at cost as per Ind AS 27, *Separate Financial Statements*.

Refer to Note 2.23 of the *Standalone financial statements* in this Annual Report for details on incorporation, liquidation and merger of subsidiaries.

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a business transfer agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020, the Company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of ₹171 crore, and ₹66 crore, respectively, on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly-owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the *Consolidated financial statements*.

Subsequently on March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

During the current year, the Company completed three business acquisitions through Infy Consulting Company Ltd (a wholly-owned subsidiary of Infosys Consulting Holding AG) and Infosys Nova Holdings LLC (a wholly-owned subsidiary

of Infosys Limited) to complement its digital offerings and end-to-end customer experience offerings to customers by acquiring 100% voting interests in:

(i) GuideVision, s.r.o. a ServiceNow Elite Partner in Europe on October 1, 2020

(ii) Kaleidoscope Animations, Inc., a US-based product design and development services company focused primarily on medical devices on October 9, 2020

(iii) Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

These acquisitions were made for a total consideration of ₹1,407 crore, comprising a cash consideration of ₹1,307 crore and contingent consideration with an estimated fair value of ₹100 crore as on the date of acquisition. Refer to Note 2.1 of the *Consolidated financial statements* for further details of these acquisitions.

Refer to *Annexure 1 to the Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013 for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, at www.infosys.com.

Other investments

We invest in the startup ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

We have invested US$ 72 million to date in such assets since inception and we have an uncalled capital commitment of US$ 6 million. We have exited some of our investments either because the investee company was sold to new shareholders or because it ceased to have any further strategic value for us. The carrying value of investments as of March 31, 2021 was US$ 36 million. Our investments are fair valued in line with our accounting policies.

As per Ind AS 109, *Financial Instruments*, all financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Financial assets are subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income as the case may be.

For disclosures on financial assets including fair value hierarchy and financial risk management, refer to Note 2.10 of the *Standalone financial statements* and the *Consolidated financial statements*.

Our investments comprise mutual funds, fixed maturity plan securities, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

B. Trade receivables

On a standalone basis, trade receivables amounted to ₹16,394 crore and ₹15,459 crore as of March 31, 2021 and March 31, 2020, respectively.

On a consolidated basis, trade receivables amounted to ₹19,294 crore and ₹18,487 crore as of March 31, 2021 and March 31, 2020, respectively.

Revenues in excess of billings are referred to as unbilled revenue. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the US. On a consolidated basis, days sales outstanding was 71 days for the year ended March 31, 2021, compared to 69 days in the previous year.

As per Ind AS 109, the Company uses the Expected Credit Loss (ECL) model to assess any required allowances; and uses a provision matrix to compute the ECL allowance for trade receivables and unbilled revenues. In calculating ECL, we have also considered credit reports and other related credit information for our customers to estimate the probability of default in future and have taken into account estimates of possible effect from the COVID-19 pandemic.

The movement in ECL during fiscals 2021 and 2020 is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Opening balance	580	521	705	627
Impairment loss recognized	146	127	184	161
Amount written off	(106)	(89)	(123)	(100)
Translation difference	(5)	21	(14)	17
Closing balance	615	580	752	705

C. Cash and cash equivalents

On a standalone basis, balance in current and deposit accounts stood at ₹13,792 crore as at March 31, 2021, as compared to ₹8,048 crore as at March 31, 2020. Deposits with financial institutions stood at ₹3,820 crore as at March 31, 2021, as compared to ₹5,514 crore as at March 31, 2020.

On a consolidated basis, balance in current and deposit accounts stood at ₹20,069 crore as at March 31, 2021, as compared to ₹12,288 crore as at March 31, 2020. Deposits with financial institutions stood at ₹4,645 crore as at March 31, 2021, as compared to ₹6,361 crore as at March 31, 2020.

On a standalone basis, we have a restricted cash balance of ₹154 crore as at March 31, 2021 as compared to ₹101 crore as at March 31, 2020 and on a consolidated basis, the same was ₹504 crore as at March 31, 2021, as compared to ₹396 crore as at March 31, 2020. These restrictions are primarily on account of bank balances held as margin

money deposit against guarantees and cash balances held by irrevocable trusts controlled by us. The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas accounts are maintained to meet the expenditure of the overseas operations and regulatory requirements.

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically and the Company has considered the latest credit rating information to the extent available as at the date of approval of these financial statements.

D. Loans

The details of loans are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Non-current				
Loans to subsidiaries	–	277	–	–
Loans to employees	30	21	32	21
Current				
Loans to subsidiaries	96	103	–	–
Loans to employees	133	204	159	239
Total	259	605	191	260

We provide personal loans and salary advances to employees. Of the total loans and advances of ₹191 crore given to employees on a consolidated basis, ₹159 crore is recoverable in 12 months.

Loans to subsidiaries as at March 31, 2021 includes ₹21 crore to Infosys China and ₹75 crore given to Infosys Shanghai. As at March 31, 2020, loans to subsidiaries included ₹277 crore to Infosys Consulting Pte Ltd, ₹94 crore to Infosys China and ₹9 crore given to Infosys Consulting S.R.L.

E. Other financial assets

The details of other financial assets are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Non-current				
Security deposits	45	46	49	50
Rental deposits	164	169	217	221
Net investment in sub-lease of right-of-use asset	348	398	350	398
Restricted deposits	–	–	42	55
Unbilled revenues	11	–	399	–
Others	45	–	84	13
Current				
Security deposits	1	1	6	8
Rental deposits	10	4	30	27
Restricted deposits	1,826	1,643	2,016	1,795
Unbilled revenues	2,139	1,973	3,173	2,796
Interest accrued but not due	553	441	620	474
Foreign currency forward and options contracts	178	19	188	62
Net investment in sub-lease of right-of-use asset	37	35	38	35
Others[(1)]	482	282	339	260
Total	5,839	5,011	7,551	6,194

(1) Includes inter-company receivables of ₹202 crore and ₹93 crore for fiscal 2021 and 2020, respectively

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage of time.

Interest accrued but not due has increased on account of increase in average investible base as compared to previous year, resulting in movement in accrued interest.

Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income.

6. Other assets

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Non-current				
Capital advances	141	310	141	310
Defined benefit assets	9	143	19	151
Deferred contract cost	73	10	143	101
Prepaid expenses	64	51	78	87
Withholding taxes and others	687	759	705	777
Unbilled revenues	175	–	195	–
Current				
Payment to vendors for supply of goods	131	129	141	145
Deferred contract cost	40	11	65	33
Prepaid expenses	874	736	1,160	968
Unbilled revenues	3,904	3,856	4,354	4,325
Withholding taxes and others	1,832	1,356	2,091	1,583
Other receivables	3	–	3	28
Total	7,933	7,361	9,095	8,508

Capital advances represent the amount paid in advance on capital expenditure.

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others represent local taxes payable in various countries in which we operate.

We provide for gratuity, a defined benefit retirement plan ("Gratuity Plan"), covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

7. Deferred tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Deferred tax assets, net	955	1,429	1,098	1,744
Deferred tax liabilities, net	(511)	(556)	(875)	(968)

Deferred tax assets primarily comprise deferred taxes on property, plant and equipment, lease liabilities, compensated absences, allowances for trade receivables and credits related to branch profit taxes. Deferred tax liability primarily comprises branch profit taxes, SEZ Re-investment Reserve and deferred tax on intangible assets.

Net deferred tax asset comprising deferred tax assets less deferred tax liabilities has decreased primarily on account of temporary differences on derivative financial instruments and SEZ reinvestment reserve partially offset by deferred tax asset on compensated absences and intangible assets.

8. Income tax assets / liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Income tax assets (net)	5,287	4,773	5,811	5,391
Income tax liabilities (net)	1,737	1,302	2,146	1,490

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India.

9. Financial liabilities

The details of trade payables and other financial liabilities are as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Non-current				
Accrued compensation to employees	–	12	–	22
Compensated absences	91	32	97	38
Financial liability under option arrangements	–	–	693	621
Accrued expenses	163	–	569	–
Payable for acquisition of business – Contingent consideration		–	86	121
Other payables	5	5	69	5
Current				
Trade payables	1,562	1,529	2,645	2,852
Unpaid dividends	33	30	33	30
Accrued compensation to employees	2,915	2,264	4,019	2,958
Accrued expenses	2,944	2,646	4,475	3,921
Retention monies	13	30	13	72
Payable for acquisition of business – Contingent consideration	5	151	75	219
Capital creditors	340	254	371	280
Compensated absences	1,640	1,497	2,020	1,832
Foreign currency forward and options contracts	9	461	56	491
Payable by controlled trusts		–	199	188
Other payables	460	603	129	490
Total	10,180	9,514	15,549	14,140

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff.

Payable for acquisition of business represents contingent consideration payable to the sellers of certain acquired entities depending on the achievement of certain financial targets.

Financial liability under option arrangements represents redemption liability towards Stater and HIPUS acquisitions to purchase / sell the corresponding minority stake.

Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work.

Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation.

10. Other liabilities

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Non-current				
Withholding taxes and others[1]	345	–	364	–
Deferred income – government grants	14	–	57	43
Accrued defined benefit plan liability	274	185	324	213
Deferred income	16	22	17	21
Others	–	–	1	2
Current				
Unearned revenue	3,145	2,140	4,050	2,990
Client deposits	–	9	–	18
Withholding taxes and others	1,668	1,344	2,170	1,759
Accrued defined benefit plan liability	3	64	6	67
Deferred income – government grant on land use rights	–	–	3	2
Others	–	–	4	6
Total	5,465	3,764	6,996	5,121

[1] The Company has deferred payment of certain taxes including payroll taxes in various jurisdictions as permitted by the laws of those jurisdictions on account of the COVID-19 pandemic.

Invoicing in excess of earnings are classified as unearned revenue.

Withholding and other taxes payable represent local taxes payable in various countries in which we operate.

We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. These administered rates are determined annually predominantly considering the social and economic factors in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. Liabilities with regard to these defined benefit plans are determined by actuarial valuation, using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

Refer to Note 2.20 of the *Standalone* and *Consolidated financial statements* in this Annual Report for details of the various defined benefit plans of the Company.

The Code on Social Security, 2020 ("the Code") relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts. On a standalone basis, these provisions amounted to ₹661 crore as at March 31, 2021, as compared to ₹506 crore as at March 31, 2020. On a consolidated basis, provision for post-sales client support amounted to ₹713 crore as at March 31, 2021, as compared to ₹572 crore as at March 31, 2020.

12. Leases

On a standalone basis, addition to right-of-use (ROU) assets was ₹1,109 crore. This comprises ₹1,017 crore in land and buildings, and ₹92 crore towards computer equipment. In the previous year, we had additions to ROU assets of ₹787 crore. This comprised ₹738 crore in land and ₹49 crore towards computer equipment.

On a consolidated basis, addition to ROU assets was ₹1,394 crore. This comprises ₹1,241 crore in land and buildings, ₹140 crore in computer equipment and ₹13 crore in vehicles. In the previous year, we had additions to ROU assets of ₹1,120 crore. This comprised ₹1,065 crore in land and buildings, ₹49 crore in computer equipment, and ₹6 crore in vehicles.

IV. Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2021	%	2020	%
Revenue from operations	85,912	100.0	79,047	100.0
Cost of sales	55,541	64.6	52,816	66.8
Gross profit	30,371	35.4	26,231	33.2
Operating expenses				
Selling and marketing expenses	3,676	4.3	3,814	4.8
General and administration expenses	4,559	5.3	4,526	5.7
Total operating expenses	8,235	9.6	8,340	10.6

Particulars	Year ended March 31,			
	2021	%	2020	%
Operating profit	22,136	25.8	17,891	22.6
Finance cost	126	0.1	114	0.1
Other income, net	2,467	2.8	2,700	3.4
Profit before tax	24,477	28.5	20,477	25.9
Tax expense	6,429	7.5	4,934	6.2
Profit for the year	18,048	21.0	15,543	19.7

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2021	%	2020	%
Revenue from operations	1,00,472	100.0	90,791	100.0
Cost of sales	65,413	65.1	60,732	66.9
Gross profit	35,059	34.9	30,059	33.1
Operating expenses				
Selling and marketing expenses	4,627	4.6	4,711	5.2
General and administration expenses	5,810	5.8	5,974	6.6
Total operating expenses	10,437	10.4	10,685	11.8
Operating profit	24,622	24.5	19,374	21.3
Finance cost	195	0.2	170	0.2
Other income, net	2,201	2.2	2,803	3.1
Profit before tax	26,628	26.5	22,007	24.2
Tax expense	7,205	7.1	5,368	5.9
Profit after tax	19,423	19.4	16,639	18.3
Non-controlling interests	72	0.1	45	0.1
Profit attributable to the owners of the Company	19,351	19.3	16,594	18.2

1. Revenue

The growth in our revenues in fiscal 2021 from fiscal 2020 is as follows:

in ₹ crore

Particulars	Standalone			Consolidated		
	2021	2020	% change	2021	2020	% change
Revenue	85,912	79,047	8.7	1,00,472	90,791	10.7

The increase in revenues was primarily attributable to an increase in digital revenues, deal wins including large deal wins and volume increases across most of the segments.

The revenues from digital and core services for fiscals 2021 and 2020 are as follows:

in ₹ crore

Particulars	Consolidated		
	2021	2020	% change
Digital revenue	48,687	35,617	36.7
Core revenue	51,785	55,174	(6.1)

We have evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service-level agreements, and (iv) termination or deferment of contracts by customers. We have concluded that the impact of COVID-19 was not material based on these estimates. Due to the nature of the pandemic, the Company will continue to monitor developments to identify significant uncertainties relating to revenue in future

Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues in reported currency terms for fiscal 2021 is US$ 13,561 million, a growth of 6.1%. Our revenues for fiscal 2021 in constant currency grew by 5%.

We added 475 new customers (gross) during fiscal 2021 as compared to 376 new customers (gross) during fiscal 2020. For fiscals 2021 and 2020, 96.2% and 97.5%, respectively, of our revenues came from repeat business, which we define as revenues from a client that also contributed to our revenues during the prior fiscal.

On a consolidated basis, for the year ended March 31, 2021, approximately 97.1% were export revenues whereas 2.9% were domestic revenues, while for the year ended March 31, 2020, 97.4% were export revenues whereas 2.6% were domestic revenues.

The composition of currency-wise revenues for the years ended March 31, 2021 and March 31, 2020 was as follows:

in %

Currency	Consolidated	
	2021	2020
US Dollar	66.5	67.5
UK Pound Sterling	4.6	4.9
Euro	13.4	12.4
Australian Dollar	6.9	6.8
Others	8.6	8.4
Total	100.0	100.0

Our revenues are generated principally from services provided either on a time-and-material, unit-of-work, fixed-price, or fixed-timeframe basis. Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and our costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. The percentage of revenue from fixed-price contracts for the years ended March 31, 2021 and March 31, 2020 is approximately 50%.

Our revenues are segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client locations or at our development centers outside India, while offshore revenues are for services which are performed at our global development centers in India.

The percentage of our revenues by location from billable IT services professionals for fiscals 2021 and 2020 is as follows:

in %

Particulars	Consolidated	
	2021	2020
Onsite revenue	52.1	54.8
Offshore revenue	47.9	45.2
Total	100.0	100.0

The proportion of work performed at our facilities and at client sites varies from period to period. The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities in India. Therefore, any increase in the onsite effort impacts our margins.

The reduction in onsite revenue mix is mainly on account of reduced onsite effort mix which is significantly on account of travel restrictions in the year to onsite locations due to pandemic and client focus on cost take-outs.

The details of billable hours expended for onsite and offshore on our IT services professionals for fiscals 2021 and 2020 are as follows:

in %

Particulars	Consolidated	
	2021	2020
Onsite effort	25.8	28.1
Offshore effort	74.2	71.9
Total	100.0	100.0

Revenues and gross profits are also affected by employee utilization rates. We define employee utilization for IT services as the proportion of total billed person months to total available person months, excluding sales, administrative and support personnel.

The utilization rates of billable IT services professionals are as follows:

in %

Particulars	Consolidated	
	2021	2020
Including trainees	80.8	80.3
Excluding trainees	84.7	84.0

IT services, wherever mentioned above, represent services excluding business process management services and products and platforms business.

The break-up of revenues from software and professional services and products and platforms is as follows:

in ₹ crore

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Software and professional services	85,669	78,809	93,387	85,260
Software products and platforms	243	238	7,085	5,531
Total revenue from operations	85,912	79,047	1,00,472	90,791

Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

Revenue per employee has increased from US$ 54,142 in fiscal 2020 to US$ 55,229 in fiscal 2021 on a consolidated basis.

2. Expenditure

Cost of sales – standalone

in ₹ crore

Particulars	2021	%	2020	%	Growth %
Revenues	85,912	100.0	79,047	100.0	8.7
Cost of sales					
Salaries and bonus	40,602	47.2	38,277	48.4	6.1
Cost of technical sub-contractors	9,527	11.1	8,446	10.7	12.8
Travelling cost	429	0.5	1,726	2.2	(75.1)
Cost of software packages for own use	933	1.1	809	1.0	15.3
Third-party items bought for service delivery to clients	1,116	1.3	842	1.1	32.5
Communication cost	224	0.3	201	0.3	11.4
Short-term leases	9	–	34	–	(73.5)
Provisions / (reversals) for post-sales client support	47	–	4	–	1,075
Depreciation and amortization expenses	2,321	2.7	2,144	2.7	8.3
Repairs and maintenance	305	0.4	333	0.4	(8.4)
Others	28	–	–	–	–
Total cost of sales	55,541	64.6	52,816	66.8	5.2

Cost of sales – consolidated

in ₹ crore

Particulars	2021	%	2020	%	Growth %
Revenues	1,00,472	100.0	90,791	100.0	10.7
Cost of sales					
Salaries and bonus	49,444	49.2	45,477	50.1	8.7
Cost of technical sub-contractors	7,084	7.1	6,712	7.4	5.5
Travelling cost	482	0.5	2,045	2.2	(76.4)
Cost of software packages for own use	1,184	1.2	1,010	1.1	17.2
Third-party items bought for service delivery to clients	3,002	3.0	1,667	1.8	80.1
Consultancy and professional charges	61	0.1	50	0.1	22.0
Communication cost	333	0.3	300	0.3	11.0
Short-term leases	31	–	65	0.1	(52.3)
Provisions for post-sales client support	39	–	–	–	–
Depreciation and amortization expenses	3,267	3.2	2,893	3.2	12.9
Repairs and maintenance	479	0.5	501	0.6	(4.4)
Others	7	–	12	–	(41.7)
Total cost of sales	65,413	65.1	60,732	66.9	7.7

On a standalone basis, cost of sales was 64.6% of revenues, compared to 66.8% during the previous year. On a consolidated basis, cost of sales was 65.1% of revenues, compared to 66.9% during the previous year. The cost of efforts, comprising employee cost and cost of technical sub-contractors, has decreased as a percentage of revenue from 59.1% in fiscal 2020 to 58.3% in fiscal 2021 on a standalone basis and from 57.5% in fiscal 2020 to 56.3% in fiscal 2021 on a consolidated basis. The cost of efforts has decreased mainly on account of improvement in offshore mix partially offset by compensation increase effective Q4 fiscal 2021 and higher variable payouts during fiscal 2021. The decrease in travel costs is on account of reduced travel and visa costs on account of pandemic.

On a standalone basis, the cost of technical sub-contractors included ₹3,691 crore towards the purchase of services from subsidiaries for the year ended March 31, 2021, as against ₹2,824 crore in the previous year. The details of such related party transactions are available in Note 2.23 to the *Standalone financial statements* in the Annual Report.

On both standalone and consolidated basis, the travelling cost representing the cost of travel included in cost of sales constituted approximately 0.5% and 2.2% of total revenue for the years ended March 31, 2021 and March 31, 2020, respectively. The decrease in travel costs is on account of reduced travel and visa costs on account of pandemic.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. On a standalone basis, the cost of software packages was 1.1% of revenues, compared to 1.0% during the previous year. On a consolidated basis, the cost of software packages was 1.2% and 1.1% of total revenue for the years ended March 31, 2021 and March 31, 2020 respectively.

Third-party items bought for service delivery to clients include software and hardware items.

A large part of our revenues is generated from software development centers in India. We use high-end communication tools to establish real-time connections with our clients.

On both standalone and consolidated basis, the communication costs represent approximately 0.3% of the revenues for each of the years ended March 31, 2021 and March 31, 2020.

Under Ind AS 116, we recognized a ROU asset and a corresponding lease liability for all lease arrangements in which we are a lessee, except for leases with a term of 12 months or less (short-term leases). For these short-term leases, we recognized the lease payments as an operating expense on a straight-line basis over the term of the lease.

The Company provides its clients with a fixed-period, post-sales support on all its fixed-price, fixed-timeframe contracts. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

On a standalone basis, we provided ₹2,321 crore and ₹2,144 crore towards depreciation and amortization, representing 2.7% of total revenues for each of the years ended March 31, 2021 and March 31, 2020, respectively.

On a consolidated basis, we provided ₹3,267 crore and ₹2,893 crore towards depreciation and amortization, representing 3.2% of total revenues for each of the years ended March 31, 2021 and March 31, 2020, respectively.

On a standalone and consolidated basis, repairs and maintenance represent approximately 0.4% and 0.5% of the revenues, respectively, which was 0.4% and 0.6% at standalone and consolidated level, respectively, in the previous year.

Gross profit

On a standalone basis, the gross profit during the year was ₹30,371 crore, representing 35.4% of revenues, compared to ₹26,231 crore, representing 33.2% of revenues in the previous year.

On a consolidated basis, the gross profit during the year was ₹35,059 crore, representing 34.9% of revenues, compared to ₹30,059 crore, representing 33.1% of revenues in the previous year.

The gross margins for fiscal 2021 were increased on account of reduction in travelling cost and decrease in cost of efforts partially offset by an increase in third-party items bought for service delivery to customer.

Selling and marketing expenses

On a standalone basis, we incurred selling and marketing expenses at 4.3% of our total revenues in the year ended March 31, 2021, compared to 4.8% of our total revenues in the year ended March 31, 2020. Selling and marketing expenses primarily comprise employee costs, travelling costs and branding and marketing costs. All other expenses, excluding employee costs, amounted to 0.5% of revenues during the year, which was 1.1% in the previous year.

On a consolidated basis, we incurred selling and marketing expenses at 4.6% of our total revenues in the year ended March 31, 2021, as compared to 5.2% in the year ended March 31, 2020. All other expenses, excluding employee costs, amounted to 0.6% and 1.2% of our total revenues in the years ended March 31, 2021 and March 31, 2020, respectively.

The selling and marketing expenses have reduced as a percentage of revenue during fiscal 2021 from fiscal 2020, mainly on account of a decrease in travelling costs and branding and marketing costs.

General and administration expenses

On a standalone basis, our general and administration expenses amounted to 5.3% of our total revenues in the current year and 5.7% in previous year. All other expenses, excluding employee costs, were 3.8% of revenues during the year, as compared to 4.2% during the previous year.

On a consolidated basis, our general and administration expenses amounted to 5.8% of our total revenues in the current year and 6.6% in the previous year. All other expenses, excluding employee costs, were 3.8% of revenues during the year, as compared to 4.6% during the previous year.

The general and administration expenses have reduced as a percentage of revenue during fiscal 2021 from fiscal 2020, mainly on account of a decrease in travelling costs, repairs and maintenance, consulting and professional expenses and power and fuel.

Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on CSR activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

A) Gross amount required to be spent by the Company during the year is ₹372 crore.

B) Amount spent during the year on:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
1. Construction / acquisition of any asset	–	–	–
2. On purposes other than (1) above[(1)]	375	–	375

(1) Includes ₹50 crore towards unspent CSR account as this pertains to ongoing projects. The unspent amount will be transferred to Unspent CSR account within 30 days from the end of the financial year, in accordance with the CSR rules.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as "the Subsidiary") to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The carrying amount of the capital asset amounting to ₹283 crore has been impaired and included as CSR expense in the *Standalone financial statements* because the Company will not be able to recover the carrying amount of the asset from the Subsidiary on account of prohibition on payment of dividend by this Subsidiary.

The Subsidiary will be included in the *Consolidated financial statements* of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary's relevant activities, which affect returns and the Company will be exposed to any future financial support which may be required by the Subsidiary. The Company has evaluated the impact of the Rules on the carrying amount of the capital asset of ₹283 crore in the *Consolidated financial statements* as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset, is expected to exceed the carrying amount, including in the period subsequent to the transfer to the Subsidiary.

3. Operating profits

During the year, on a standalone basis, we earned an operating profit of ₹22,136 crore, representing 25.8% of total revenues, compared to ₹17,891 crore, representing 22.6% of total revenues, during the previous year.

During the year, on a consolidated basis, we earned an operating profit of ₹24,622 crore, representing 24.5% of total revenues, compared to ₹19,374 crore, representing 21.3% of total revenues, during the previous year.

The increase in operating profit as a percentage of revenue for the current year as compared to the previous year was primarily attributable to an increase in gross profit as a percentage of revenue and decrease in selling and marketing, and general and administration expenses as a percentage of revenue during the same period.

4. Other income and finance cost

Our other income and finance cost for fiscals 2021 and 2020 are as follows:

in ₹ crore

Particulars	Standalone			Consolidated		
	2021	2020	% change	2021	2020	% change
Other income	2,467	2,700	(8.6)	2,201	2,803	(21.5)
Finance cost	126	114	10.5	195	170	14.7

On a standalone basis, other income for fiscal 2021 primarily includes income from investments of ₹1,474 crore, gain on investments of ₹150 crore, foreign exchange gain of ₹558 crore on forward and options contracts partially offset by foreign exchange loss of ₹279 crore on translation of other assets and liabilities. Additionally, in the current year, the Company received ₹321 crore of dividend from its subsidiary.

During the previous year, other income primarily included income from investments of ₹1,502 crore, gain on investments of ₹229 crore, foreign exchange gain of ₹1,056 crore on translation of other assets and liabilities, partially offset by a foreign exchange loss of ₹528 crore on forward and options contracts.

On a consolidated basis, other income for fiscal 2021 primarily includes income from investments of ₹1,615 crore, gain on investments of ₹156 crore, foreign exchange gain of ₹556 crore on forward and options contracts partially offset by foreign exchange loss of ₹346 crore on translation of other assets and liabilities.

During the previous year, other income primarily included income from investments of ₹1,613 crore, gain on investments of ₹224 crore, foreign exchange gain of ₹1,023 crore on translation of other assets and liabilities partially offset by a foreign exchange loss of ₹511 crore on forward and options contracts.

Interest income in fiscal 2021 has declined as compared to fiscal 2020 primarily due to a decrease in yield on investment.

On a consolidated basis, interest income on income tax refund for fiscal 2021 is ₹4 crore compared to ₹259 crore for fiscal 2020.

We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates.

Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

5. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2021 and March 31, 2020 is 34.94%.

In India, we have benefitted from certain tax incentives that the Company has received for the export of software from units registered under the Software Technology Park (STP) Scheme and we continue to benefit from certain tax incentives for the units registered under the SEZ Act, 2005. However, the income tax incentives provided by the Government of India for STP units have expired, and the income from all of our STP units are now taxable. SEZ units, which began providing services on or after April 1, 2005, are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit has commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains for further five years thereafter is subject to the creation of a SEZ Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961. In the event, the Company is not able to utilize the SEZ reserve for investment in plant and machinery within the timeline specified under the Income-tax Act, 1961, the Company will have to pay tax on the unutilized reserve following the expiry of the year specified. This would result in increase in tax cost.

As a result of these tax incentives, a portion of pre-tax income has not been subject to income tax. These tax incentives resulted in a decrease in income tax expense by ₹2,468 crore on a standalone basis and ₹2,569 crore on a consolidated basis for the year ended March 31, 2021, and ₹2,637 crore on a standalone basis and ₹2,718 crore on a consolidated basis for the year ended March 31, 2020.

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Income tax expense (in ₹ crore)	6,429	4,934	7,205	5,368
Effective tax rate (in %)	26.3	24.1	27.1	24.4

On a standalone basis, the effective tax rate (based on profit before tax) increased to 26.3% in fiscal 2021, as compared to 24.1% in fiscal 2020. On a consolidated basis, the effective tax rate for fiscal 2021 and fiscal 2020 was 27.1% and 24.4%, respectively. Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods, and other tax deductions. The increase in effective tax rate from fiscal 2020 to fiscal 2021 was mainly due to decrease in tax benefits from SEZ units, partially offset by reduction in overseas taxes as a percentage of profit before income tax.

During the current year, on a consolidated basis, the tax expense includes reversal of provisions of ₹360 crore made in earlier periods, partially offset by an additional tax provision of ₹12 crore pertaining to earlier periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹508 crore made in earlier periods, partially offset by an additional tax provision of ₹129 crore pertaining to prior periods.

On a standalone basis, the tax expense includes reversal of provisions of ₹298 crore made in earlier periods. For the previous year, the tax reversals comprise a reversal of provisions of ₹368 crore made in earlier periods, partially offset by an additional tax provision of ₹70 crore pertaining to earlier periods.

These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return, across various jurisdictions and changes to tax regulation. The additional provision pertaining to prior periods is primarily due to filing of tax returns in various jurisdiction.

Refer to Note 2.22, 'Contingent liabilities and commitments', in the *Consolidated and Standalone financial statements* in the Annual Report for disclosures on claims against the Company not acknowledged as debts.

6. Net profit after tax

On a standalone basis, our net profit increased by 16.1% to ₹18,048 crore for the year ended March 31, 2021 from ₹15,543 crore in the previous year. This represents 21.0% and 19.7% of total revenue for the years ended March 31, 2021 and March 31, 2020, respectively.

The increase in net profit as a percentage of revenues for fiscal 2021 as compared to fiscal 2020 was primarily attributable to the increase in operating profit by 3.2% partially offset by the decrease in other income and finance cost by 0.6% as a percentage of revenue and the increase in tax expense by 1.3% as a percentage of revenue.

On a consolidated basis, our net profit increased by 16.6% to ₹19,351 crore for the year ended March 31, 2021 from ₹16,594 crore in the previous year. This represents 19.3% and 18.2% of total revenue for the years ended March 31, 2021 and March 31, 2020, respectively.

The increase in net profit as a percentage of revenues for fiscal 2021 as compared to fiscal 2020 was primarily attributable to the increase in operating profit by 3.2% partially offset by the decrease in other income and finance cost by 0.9% as a percentage of revenue and the increase in tax expense by 1.2% as a percentage of revenue.

7. Earnings per share (EPS)

The details of change in EPS on standalone and consolidated basis are as follows:

Particulars	Standalone			Consolidated		
	2021 (₹)	2020 (₹)	% increase	2021 (₹)	2020 (₹)	% increase
Basic	42.37	36.34	16.6	45.61	38.97	17.0
Diluted	42.33	36.32	16.5	45.52	38.91	17.0

The weighted average equity shares used in computing earnings per equity share are as follows:

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Basic	425,94,38,950	427,70,30,249	424,24,16,665	425,77,54,522
Diluted	426,30,92,514	427,98,08,826	425,07,32,467	426,51,44,228

8. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; enterprises in Manufacturing; enterprises in Retail, Consumer Packaged Goods and Logistics; enterprises in the Energy, Utilities, Resources and Services; enterprises in Communication, Telecom OEM and Media; enterprises in Hi-Tech; enterprises in Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services. This is discussed in detail in Note 2.24 to the *Consolidated financial statements* in this Annual Report.

Business segments – consolidated

in ₹ crore

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2021	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
2020	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Growth %	13.8	5.1	5.4	6.8	3.5	22.8	17.7	25.4	10.7
Segmental operating income									
2021	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
2020	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
Growth %	22.4	21.5	15.3	10.5	24.5	53.0	50.7	375.7	25.0
Segmental operating margin (%)									
2021	27.5	34.7	22.1	28.3	27.1	28.7	31.4	9.9	27.8
2020	25.5	30.0	20.2	27.4	22.6	23.0	24.5	2.6	24.6

The following graph sets forth our revenue by geography:



61,640 (61.3%)
11,630 (11.6%)
2,899 (2.9%)
24,303 (24.2%)
2021
1,00,472
55,807 (61.5%)
10,703 (11.8%)
2,365 (2.6%)
21,916 (24.1%)
2020
90,791
Growth in %
North America - 10.5%
Europe - 10.9%
India - 22.6%
Rest of the World - 8.6%
Total growth
10.7%

Overall segment profitability has increased primarily on account of the benefit of rupee depreciation against US dollar, lower travel and visa costs and cost optimization partially offset by increase in employee compensation.

9. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Net cash generated by operating activities	19,902	15,572	23,224	17,003
Net cash used in investing activities	(6,309)	(116)	(7,456)	(239)
Net cash used in financing activities	(9,566)	(17,391)	(9,786)	(17,591)

Our cash flows are robust and our operating cash flows have increased in fiscal 2021 as compared to fiscal 2020 mainly on account of increase in net profit adjusted for non-cash items, better working capital management partially offset by higher income tax payments. Our liquidity position could be adversely affected if our ability to bill and / or collect from our customers on time is impacted due to COVID-19 disruptions; either due to disruptions on Indian operations or at the customers' end.

Consolidated cash and investments of ₹ 38,660 crore comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, compulsorily convertible debentures and others.

Capital Allocation Policy

Refer to the *Board's report* in this Annual Report for details on our Capital Allocation Policy reviewed and approved on July 12, 2019.

10. Related party transactions

These have been discussed in detail in Note 2.23 to the *Standalone financial statements* in this Annual Report.

11. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report*.

12. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Market capitalization to revenues (times)	NA	NA	5.8	3.0
Price / Earnings (times)	NA	NA	30.0	16.5
Days sales outstanding[1]	–	–	71	69

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Cash and investment[(2)] as a % of total assets	32.7	26.3	35.7	29.4
Revenue growth (%)	8.7	8.1	10.7	9.8
Operating margin (%)	25.8	22.6	24.5	21.3
Net profit margin (%)	21.0	19.7	19.3	18.2
Basic EPS (₹)	42.37	36.34	45.61	38.97

(1) The Company does not track DSO at a standalone level.

(2) Includes cash and cash equivalents and investments, excluding investments in unquoted equity, preference shares, compulsorily convertible debentures and others.

Ratios where there has been a significant change from fiscal 2020 to fiscal 2021

Revenue growth, operating margin, net profit margin as well as change in basic EPS have been explained in the relevant sections above.

The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2021	2020	2021	2020
Return on net worth (%)	27.0	24.9	27.3	25.5

Return on net worth is computed as net profit by average net worth. Net profit has increased from ₹16,594 crore to ₹19,351 crore on a consolidated basis and from ₹15,543 crore to ₹18,048 crore on a standalone basis for the reasons explained above.

V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

Global health pandemic from COVID-19 related risks

The COVID-19 pandemic is a global humanitarian and health crisis, which continues to impact key geographies that we operate in, with many countries reporting second and third waves of infections. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, have resulted in significant disruption to people and businesses. While vaccines have been made available, there are delays in vaccinating larger populations, increased instances of variants and infections, and consequential stress on the health sector. Consequently, market demand in some segments and supply chains have been affected. India, where most of our operations are located, is experiencing a second wave of infections, including with new variants of the COVID-19 virus. There is a marked increase in the number of cases across regions where our development centers are located, and a small percentage of our employees or their families have been adversely affected. We have initiated several interventions to help our employees and their families, including establishing COVID Care Centers and vaccination centers, and providing them access to medical care facilities. However, the continued stress on the medical infrastructure and increasing cases in the country may impact the health and safety of our employees. In addition, India may experience future waves, which may further stress the healthcare ecosystem. This may impact our ability to service our customer requirements on time, as a portion of our employees may be absent from work owing to health issues or to tend to their families.

The COVID-19 pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, vendors, investors and communities we operate in. During fiscal 2021, the impact on revenue due to supply and demand risks we experienced from the COVID-19 pandemic was not significant. The COVID-19 pandemic has heightened several other risks that are described in this section. Some of the specific consequent risks related to the occurrence of the COVID-19 pandemic that have materialized include the following:

- Some of our clients' business operations have been negatively impacted due to the economic downturn, resulting in postponement, termination or suspension of some ongoing projects in the initial period of the financial year.
- Our ability to continue to deliver service delivery obligations while our employees work from home is sometimes constrained by contractual terms with our clients and is therefore dependent on receiving the requisite approvals from them on time.
- Restrictions on travel have marginally impacted our ability to assign and deploy people at required locations and times to deliver contracted services, thereby impacting our revenue and / or profitability.
- Our profitability has been marginally impacted as some clients have sought price reductions or discounts.
- Lower profitability and prolonged payment term requests from clients had marginal negative impact on our cash flows.
- Our business continuity is marginally impacted as key geographies in which we operate imposed a lockdown and / or some of our development centers had to be temporarily shut down due to COVID-19 cases found in our campuses.
- We incurred unanticipated costs in ensuring our offices are safe and hygienic workplaces for our employees; and to enable employees to work from home.
- We incurred additional costs in procuring and deploying hardware assets, technology infrastructure, information security infrastructure and data connectivity charges for remote working.

While the above-mentioned risks have materialized to varied extent in the last financial year, their impact may continue in the next financial year as well. In addition to the above, other consequent risks related to the COVID-19 pandemic that may materialize in future are as follows:

- The financial stability of our clients may get affected or they may file for bankruptcy, jeopardizing our ability to collect our account receivables and unbilled revenue.
- Restrictions on travel, marketing events and in-person client meetings may result in sub-optimal branding and delays in our sales and commercial processes, affecting our revenue.
- Clients may invoke contractual clauses and / or levy penalties if we are unable to meet project quality, productivity and scheduled service-level agreements due to our employees working remotely.
- Our profitability may be negatively impacted if we are unable to eliminate fixed or committed costs in line with reduced demand. Additionally, any sudden change in demand may impact utilization in the short term, thereby impacting margins.
- Our profitability may be marginally impacted as some clients may dispute some of the existing work-in-process that has been recognized by us as unbilled revenues. This in turn can impact our profitability and cash flows negatively.
- Our exposure to cybersecurity and data privacy breach incidents may increase due to a large number of employees working remotely. This in turn can hinder our ability to continue services and / or operations, impacting revenue, profitability and reputation.
- The productivity of our employees may be negatively impacted due to isolated remote working from home, quarantine requirements, negative social sentiment and personal anxiety.
- We have recently announced that we will cover vaccination costs of our employees and their families and also agreed to provide financial support to affected employees and their families. This may have an impact on our cost structure which may increase if there is an increase in vaccination costs or support extended.
- Due to the rising number of COVID-19 cases in India, with the prolonged second wave and predicted future waves in the regions where most of our employees are located, there may be fulfilment challenges if our employees are on leave as a result of having contracted COVID-19 directly or to take care of anyone in their family.
- Our operations may get disrupted after the reopening of our campuses and offices if any of our returning employees test positive for COVID-19.
- We could be subject to lawsuits from our employees alleging they are exposed to health risks as we transition them back to working from our or our clients' offices.
- Our ability to procure goods and services may be impacted as some of our suppliers may not able to operate efficiently during a lockdown.
- Unfavorable currency movements during these times may impact our profitability.
- An increase in insurance premium on the regular policies that we avail may adversely impact our profitable growth or coverage.
- There could be heightened regional or macro risks such as an increase in unemployment, protectionism, immigration reform, extended recession in the economy, geo-political tension and social unrest.
- Many educational institutions in India, which are a primary source of our talent, have postponed students assessments due to the ongoing second wave of COVID-19. This may affect the timely supply of fresh graduates that we plan to hire this year.
- The uncertainty in demand as our clients deal with a prolonged economic impact of the COVID-19 pandemic may cause us to implement severe cost control measures including reduction in employee bonuses. This could result in increased attrition of employees and / or a higher expenditure on recruitment and sub-contracting services, thereby impacting our profitability.
- If the market price of our shares / ADSs remain low due to a prolonged recession, the value of RSUs and the ability to achieve the performance targets of the PSUs we have given to our employees may reduce. This will impede our ability to retain our high-performing employees.
- Although we have successfully invoked Business Continuity Procedures (BCP) so far, a prolonged continuation of the COVID-19 pandemic may create breakdown in our BCP, impacting our business.
- We could experience potential impairment of acquired entities and investments as a result of prolonged slower economic growth which can impact business momentum and synergies that were expected.
- We may be unable to recoup the investments that we have made in various instruments due to the impact of prolonged economic downturn with consequential impact on liquidity in the sectors or the geographies in which we have invested.

Some of the other key risks that the Company is facing are as follows:

1. Risks related to the markets in which we and our clients operate

- Spending on technology products and services by our clients and prospective clients is subject to fluctuations depending on many factors, including both the economic and regulatory environments in the markets in which they operate.
- Economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union (EU), Australia or those industries where our revenues are concentrated.
- Our clients may operate in sectors that are adversely impacted by climate change which could consequently impact our business and reputation.
- Per-country restrictions on visas, cost increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, and / or increased enforcement may affect our ability to compete for, and provide services to clients in work location countries, which could adversely affect our business, results of operations, and / or financial condition.

- Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies that we operate in, limiting our ability to grow these relationships, risking increased penalties and exposure of our business to consequential sanctions.
- A large part of our revenues is dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.
- Financial stability of our clients may fluctuate owing to several factors such as demand and supply challenges, currency fluctuations and other macroeconomic conditions, which may adversely impact our ability to recover fees for the services rendered to them.
- We may not be able to provide end-to-end business solutions to our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and / or our profits.
- Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

2. Risks related to the investments we make for our growth

- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our Balance Sheet could give rise to significant impairment charges in the future.

3. Risks related to our cost structure

- Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and declining interest rates may affect the results of our operations.

4. Risks related to our employee workforce

- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

5. Risks related to our contractual obligations

- Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.

6. Risks related to our operations

- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cybersecurity incidents.
- Our reputation may be impacted and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation (GDPR) adopted by the EU or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

- Climate change risks are increasingly manifesting in our business operations through physical risks and transitional (market and compliance) risks, which, if not managed adequately, can affect our operations and profitability.
- Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated climate action goals under our 2030 ESG vision.
- Negative media coverage and public scrutiny may divert the time and attention of our Board and Management and adversely affect our reputation and the prices of our equity shares and ADSs.

7. Risks related to legislation and regulatory compliance

- Due to the COVID-19 pandemic and the corresponding substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia, governments have led and may in the future lead to the enactment of restrictive legislations that could limit companies in those countries from outsourcing work to us, or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the US. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third-party claims of intellectual property infringement.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Changes in the policies of the Government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our Management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent to doing business internationally.
- Our ability to acquire companies organized outside India may depend on the approval of the RBI and / or the Government of India and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

8. Risks related to the ADSs

- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so, and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the US dollar value of any dividends we declare may be negatively affected by fluctuations in the US dollar to Indian rupee exchange rate.
- Indian law imposes certain restrictions that limit a holder's ability to transfer the equity shares obtained upon conversion of ADSs and repatriate the proceeds of such transfer which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.
- An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buyback of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the US against us.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could materially affect the returns to our shareholders.

VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

At Infosys, we focus on the workplace of tomorrow that promotes innovation and a collaborative, transparent and participative organization culture, and rewards merit and sustained high performance. The focus of human resources management at Infosys is to ensure that we enable each and every employee to navigate the next, not just for clients, but also for themselves.

The three key strategic pillars of our Employee Value Proposition are:

- Driving Purposeful impact – 'Inspiring them to build what's next'
- Ensuring continuous learning and career growth – 'Making sure their career never stands still'
- Creating world-class culture and employee experience – 'Navigating further, together'

Here are the key initiatives of this year:

- Talent Anywhere model: As we prepare to thrive in the future, it is clear that the new workplace will be hybrid remote with distributed teams becoming more prominent. We expect that the change in workplace will encourage different workforce models. In order to be ready and lead the paradigm change in the workplace, we rolled out the Talent Anywhere model in India that provides flexibility of work location for our employees. We have ensured that we abide by the statutory requirements at all times.
- Digital transformation: The digital transformation journey that we had embarked on a few years back ensured employees could perform all their transactions online through our various mobile-first apps and could connect and collaborate in the remote-working "new normal".
  - Launchpad: We expanded the coverage of Launchpad, our mobile app that provides a guided flow for our new hires throughout the onboarding process, making the entire process paperless and faster. It helped us onboard our new hires remotely and make them ready for production. We have seen improvement in employee satisfaction levels with the onboarding process during the pandemic.
  - InfyMe: We continued to enrich the InfyMe app with more services that enabled teams during the pandemic and helped them to operate, connect and collaborate more easily.
  - iEngage: We expanded the reach of iEngage across the geos and helped managers schedule connect sessions with their teams, track attendance, actionize items and provide updates.
  - Infosys Meridian: With its event management platform and ability to allow breakout sessions, Infosys Meridian is fast becoming the go-to platform for all employee engagement events.
  - Compass: This is not only a one-stop digital platform for all career-related needs of our employees, but also a key lever for reskilling. The platform empowers our workforce to keep pace with the latest digital skills, build their expertise, and explore relevant career opportunities through an internal marketplace. Compass is now available on InfyMe and hence easily accessible to our entire workforce.
  - People analytics: We are also investing heavily in people analytics to transform employee experience. In order to create a data-driven culture, we have come up with two projects: People Dashboard and Data Village, which democratize data and make employee data easily available to managers and HR, to support better decision-making and problem-solving. While we create a data-driven organization and solve business problems using data, we strictly ensure that individual employee data is always protected, guided by our corporate Data Privacy Office and data governance guidelines.
  - Robotic process automation (RPA) in HR: We have started leveraging the power of RPAs in HR to enhance productivity of the operations team and usher in intelligent automation in HR.
  - Manager Code: This guides managers in keeping teams motivated through constant communication and a patient hearing to the challenges and pain points of the team members.
- Employee engagement: Our renewed Employee Engagement Framework is based on the 5C's – Connect, Collaborate, Celebrate, Care and Culture. Its main objective is to ensure effective engagement, wellbeing and sustained motivation levels among employees in the new hybrid model of work. Virtual events like Unmute 2021 (concert for employees), Petit Infoscion Day (with 16,000+ children in attendance), Infy Incredibles (internal talent showcase) and Awards for Excellence (our global awards ceremony) were some of the highlights of the year.
- Awards for Excellence (AFE): The AFE remains our largest rewards and recognition platform for employees. This year marked its 26th anniversary, and we received the highest number of nominations across geographies, covering over 20 categories. Social Impact Awards were added this year to recognize the contribution of employees during the pandemic.
- Rewards philosophy: At Infosys, we look at rewards in a holistic manner – what we call as total rewards, a mixture of both monetary and non-monetary rewards. It includes an element of fixed pay, supplemented with 'pay at risk' which is based on performance, and could be paid in cash as well as through stock grants. For a global and diverse workforce it also ensures inclusion of localized benefits plans. In addition to the standard compensation and benefits, we have made rewards available through learning, through diverse career experiences and through platforms for creative contributions as well. Skill bonuses, for people with niche skills is a new concept we have introduced. Our key objectives are enabling financial stability and ensuring that our pay is competitive in order to drive high performance and right behaviors.

- Culture and values: The organization culture, driven by our core values, is one of the main levers that drive our business. Employees are regularly reminded about acceptable standards of conduct through various forums like onboarding, mail communications, town halls, and team meetings.
- Be the Navigator (BTN): An empowerment program to encourage purposeful innovation for clients, BTN has also been repurposed to build the momentum of our business focus on cloud and digital.
- Facilitating a positive work environment: Infosys is committed to providing a positive work environment free of discrimination and harassment. Equal opportunity and fair treatment are part of our Code of Conduct to which all employees subscribe. The Resolution Hubs at Infosys provide fair, neutral, and independent forums for employees to voice their concerns. The Company has also instituted multiple channels – represented by the Anti-Sexual Harassment Initiative, HEAR platform (Hearing Employees and Resolving their concerns), Grievance Redressal Body, Whistleblower Policy, and ICARE – to address employee grievances. In the post-pandemic scenario, there is greater focus on providing psychological safety to employees.



Krishnamurthy Shankar
Group Head – Human Resources and Infosys Leadership Institute

> "This year saw the biggest disruption to normal life, due to the pandemic. However, in these times we put the safety and security of our employees at the forefront and many initiatives were led to support our people. We enabled over 96.5% of our global workforce to work securely from the safety of their homes for the entire previous year and that remains the same as of today. We chartered flights to transport our employees who were stranded in US, Europe, Australia, and Japan. We tied up with over 1,500 hospitals across India to help provide medical support to our employees, for testing, as well as to facilitate the vaccination of our employees and their dependents. We set up COVID care centers in our large DCs where our employees could stay and get treatment for COVID-19. On top of all this, we were also conscious of the toll that the pandemic could have on the overall physical fitness and mental health of employees, and various initiatives were rolled out to support employees in this area. This was a year where wellness was the top priority as we navigated the crisis.

- Employee wellbeing: This is a crucial tenet of the culture at Infosys, where employees receive a holistic wellness experience under HALE (Health Assessment and Lifestyle Enrichment), our flagship wellness program for employees. Wellbeing at Infosys revolves around the cornerstones of physical wellbeing, emotional wellbeing, social wellbeing and safety. Some of the initiatives under the HALE banner include:
  - Self-help model: Increasing the awareness quotient of employees through enablement, education, continuous communication and self-help tools such as a wellbeing chatbot.
  - Infy Ikigai: A new program emphasizing the importance of stepping away from the physical and mental demands of everyday life and focusing on self-care.
  - Women Samaritans Network: This is a peer-to-peer counseling network exclusively for women employees.
  - Digital wellness: This has been a key differentiator, making multiple services available at the click of a button – from nudges, to counseling on our in-house app and self-help tools. Wellbeing support was rated at an all-time high of 91% by employees across locations, and 4.2 out of 5 on individual offerings. The sense of connectedness stands at 88% – a testament to the culture of collaborate and support across the organization.
- Workforce transformation: As we navigate our clients on their technology and digital transformation journey, we at Infosys are also continuously transforming our workforce for digital. The talent management levers that help us maintain the right digital talent mix, meet self-sufficiency in digital areas and better engage and retain our talent are:
  - Scaling our digital talent base
    - Through structured learning paths and focused entry-level strategies, we are continuously growing our digital talent base
    - Digital Quotient, a recently launched digital readiness index
  - Creating levers to pivot towards a skill-led organization construct
    - Skill Tags are helping prepare a digitally ready talent pipeline
    - Skill-based identities to recognize expertise in new-age / niche technology spaces
  - Nurturing talent to build specialized digital transformation skills
    - New breed of digital specialists to advance our transformation journey, enabling self-directed growth and rewards
    - Opportunities through open internal market and career choice programs
  - Building next-gen managers to lead resilient hybrid teams
    - Helping managers deliver superior outcomes on learning, create client value and helping build resilient teams

Recruitment

As at March 31, 2021, the Group employed 2,59,619 employees, of which 2,45,037 were professionals involved in service delivery to the clients, including trainees. We have built our global talent pool by recruiting new students from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, project leaders and middle management across the globe across various new age and modern technologies. We recruit students who have consistently shown high levels of achievement from campuses in India. We also recruit students from campuses in the US, UK, Australia, Singapore, Japan, Germany, Canada, Mexico and China. We rely on a rigorous selection process involving aptitude test, coding test and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits. All interviews across the Globe in fiscal 2021 were conducted virtually using video conferencing platforms, and the end-to-end process was digitalized. The team also implemented an in-house applicant tracking System for India hiring, in place of a third-party software that was used traditionally.

During fiscal 2021, we received 14,27,618 employment applications, interviewed 1,35,216 applicants and extended offers of employment to 48,029 applicants. These statistics do not include our subsidiaries. We added 17,248 new employees, net of attrition, during fiscal 2021.

Education, training and assessment

Continuous learning and reskilling have always been central to our culture. The Foundation Program offered by our Global Education Center enables fresh graduates to become corporate professionals. Its curriculum, comprising over 46 variants of new technology streams, behavioral competencies, and niche skills, has been designed to prepare our talent for dynamic business requirements. A similar training center has been set up in Indianapolis, US to reskill local talent. The Foundation Program is also rolled out in Mexico, UK, Germany, Australia, Singapore, and Japan. The early days of the COVID-19 pandemic saw us relocate trainees from Mysuru and continue their training without missing a beat courtesy this deep-rooted learning culture and our digital learning platform, Lex.

Our reskilling program has twin objectives – increasing fulfillment of immediate digital skill requirements for client projects and enriching the expertise of our global workforce in next-generation technologies and methodologies. We have invested in and scaled our digital reskilling program globally. Lex, the in-house learning platform, offers over 1,800 curated courses. Over 2,40,000 employees use Lex and are spending approximately 45 minutes per day on average for learning. We have also repurposed Lex for over a million college students in India via our InfyTQ app. Wingspan®, our configurable talent transformation platform for clients, is already live in several global client organizations.

We continue to engage with academic institutions to reskill talent and create new learning courses to meet the demands of this accelerated digital adoption. The adoption of simulated learning continues to gain ground and pilots are being planned with AR / VR content too.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys services through superior performance and quality
- Optimize Infosys client projects as well as internal functions for greater efficiency
- De-risk Infosys operations by ensuring compliance and sustainability

Our Quality team has been driving the org-wide agile transformation to scale our capabilities for Agile Digital in tune with the Company strategy. This has resulted in a marked improvement in agile capabilities, with HfS rating Infosys No.1 among all agile service providers. The Quality team also consulted with several large clients and helped them drive their agile, DevOps and overall workplace transformation.

It led the way in driving Lean and Automation throughout the organization to enhance productivity and improve quality, which has resulted in large optimization in projects. It deployed robust frameworks, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and has enabled several thousand employees on these over the past year. The Quality team worked with cross-functional teams to drive enterprise agility by simplifying many enterprise processes, thus reducing cost, improving agility in operations, and enhancing employee experience.

This year, as all projects shifted to the remote way of working, Quality created frameworks and playbooks which helped projects adapt to the remote world of work and sustain and improve their productivity and effectiveness. Quality has also done extensive research on projects performance, to arrive at ways to optimally design projects for the new hybrid ways of working.

Quality also proactively led compliance and assurance through audits and assessments to intensely de-risk the organization, with increased coverage of services and centers.

We continue to comply with international management system standards and models viz. ISO 9001, ISO 27001, ISO 14001, ISO 22301, ISO 20000, AS 9100 and ISO 27701. In fiscal 2021, Infosys got appraised at L5 maturity in one of the largest integrated CMMI2.0 assessments in the world ever. Infosys is one of the first few organizations to have complied and certified to the new safety management system (ISO 45001). Privacy Information Management System for Personal data of EU data subjects in Netherlands and Germany processed at the Infosys India corporate office has been certified based on ISO 27701 standards. All European centers have been assessed for GDPR requirements as well. Infosys is one of first few organizations to comply with and get assessed at enterprise level for SSAE 18 SOC 2 type II & ISAE 3402 / SSAE 18 SOC 1 type II and has received an independent auditors' assurance compliance report.

2. Infosys Center for Emerging Technology Solutions (iCETS)


OUTCOME
INNOVATION
PLATFORM
iCETS
Culture of Innovation
Thought Leadership
IP / Patent
Platform as a Service
Joint Client Innovation
IP Monetization
De-risking Innovation
Infosys Innovation Network (IIN)
Infosys Innovation Fund (IIF)
Trends & Sensing
Emerging Tech CoEs
Shared Innovation Infrastructure
Living Labs
Startup Collaboration
University Collaboration
Innovation Hubs
Be The Navigator (BTN)
Tech Platforms
Domain Platforms
Platform Playbooks
Platform Community
Platform Accelerator
Platform Incubator

The Infosys Center for Emerging Technology Solutions (iCETS) is the emerging technology solution incubation partner for Infosys' clients and units. iCETS provides next-generation platforms and innovation-as-a-service to futureproof enterprise businesses. The focus is on incubating New Emerging eXploratory Technology (NEXT) solutions for our clients orchestrated by Infosys Living Labs.

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings – such as the Live Enterprise Application Management Platform (LEAP), which has a platform-centric approach for AMS services that makes application management agile, intelligent, integrated and business-aligned. As a leader in data privacy, Infosys Enterprise Data Privacy Suite (iEDPS), assists organizations in tackling the complexity and data privacy responsibilities of organizations to achieve both compliance and business productivity objectives. In order to address the increased cyber threats for our client's business Infosys has built CyberNext, a holistic security-as-a-service platform. Through Infosys Cortex, an AI-driven, cloud-first customer engagement platform, we transform digital customer service through purposeful communication and smart decision-making capabilities. Most of our platforms are designed to be platform-a-a-service offerings with IP / patent-led differentiation. These platforms have been able to bring in differentiated services while accelerating innovations for our clients.

Infosys Living Labs brings our entire innovation ecosystem to help clients meet their innovation-at-scale needs – on multiple dimensions. Here we proactively monitor and publish Trend Trees of Horizon 3 technologies and business trends. Assist our clients to foresee disruptions with Listening-Post-as-a-Service (LPaaS). Jointly working with our clients, we enable rapid prototyping, incubating and piloting innovative solutions. We also instill a culture of innovation with our Be The Navigator (BTN) program across large teams, provide shared innovation infrastructure for collaborative innovation, and ensure a seamless transition from a PoC to large-scale implementations with our global innovation hubs. Our evolving partner ecosystem, including startups, universities and hyperscalers, plays a critical role in the increased velocity of ideas and solutions for our clients.

Infosys Innovation Network (IIN) is a well-orchestrated partnership between select startups, universities, and Infosys to incubate and bring the best of emerging tech innovations from across the globe to our clients. The IIN program aims to create lighthouse wins for clients to experiment and implement the art-of-the-possible leveraging our global


Technology uncertainty
Business uncertainty
Emerging offerings
New offerings
Core offerings
Envision
Invent
Disrupt
Adopt
Scale
Enhance
Differentiate
Diversify
Deploy
Emerging offerings
NextGen Computing
(Quantum Computing)
NextGen Languages
Adaptive / Autonomous Systems
Future of Work
Resilence
5G
Near new offerings
Blockchain
Smart Spaces
X-Reality
Cybersecurity
NextGen IoT
Incubated to new offerings
AI and Machine Learning
Internet of Things
Modernization
Automation
Data for Digital
Part of core offerings
Mobility
Cloud Services
Big Data and Analytics

innovation ecosystem. Infosys de-risks client adoption of technology innovations and solutions by carefully curating these startups, finding the right fit and implementing early pilots. Infosys has also established partnerships with key client Corporate Venture Capital (CVC) firms to bring their portfolio startups on to Infosys' network. Over the past 12 months, we've engaged with numerous startups and universities across geographies like the US, Finland, Israel, and India, working in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more.

ICETS has supported over 100 innovation programs for clients like, American telecom companies, large banking institutions, European national postal service, and more, by bringing together Infosys platforms, innovations, and networks. We act as the contextualizer, crucible and orchestrator to our clients driving next-generation innovations.

3. Branding

Brand Infosys is a key intangible asset for the Company. It serves to position Infosys as the next-generation digital services partner of choice for enterprises navigating their transformation. It is built around the premise that the experience we've gained, for four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-powered core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. With this, we help every client build their Live Enterprise – an organization that is always navigating its next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros and the ATP, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally leveraging data, insights and digital experiences. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. During fiscal 2021, we derived 96.2% of our consolidated revenues from repeat business this fiscal. We, along with our subsidiaries, added 475 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,626. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2021	2020
100 million dollar +	32	28
50 million dollar +	59	61
10 million dollar +	252	234
1 million dollar +	779	718

5. Infosys Leadership Institute

As with the rest of the world, for Infosys Leadership Institute (ILI), fiscal 2021 was the year of adapting to the 'new normal'. ILI adapted quickly, pivoting from in-person programs to virtual programs. We launched the "Leaders teach" series virtually. Facilitated by senior leaders including client CXOs, these sessions focused on key leadership dimensions like Strategic Influence, Business Acumen, Fostering Client Relationships, Making the Most of a Crisis, Authentic Leadership etc. The series saw large-scale participation from our global leaders.

The year also saw our succession pipeline development program – the "Constellation Program" – come alive with leaders working in cross-functional teams on various strategic projects aligned to key organizational imperatives. With regular reviews, guidance and direction coming from mentors and a CXO-led panel, the teams gained tremendous enterprise perspective in addition to cross-functional exposure. ILI also began focused Career Conversations for Constellation Leaders with senior leadership panels.

ILI launched IamtheFuture: The Women in Leadership Program, aimed at grooming women for leadership roles. Designed as a year-long program through fiscal 2022 in partnership with Stanford GSB, the program provides holistic development opportunities for our women leaders globally. In parallel, ILI continued its focus on bringing personalized and impactful programs from ivy league academic institutions and premier consulting firms for all title-holders. The programs covered nearly 4,400 participants with very high approval ratings. ILI also worked with leaders to ensure they leveraged the leadership 360 and other development tools to focus on their Leadership Personal Development Plans.



Nilanjan Roy
Chief Financial Officer

"Fiscal 2021 was the year of the COVID-19 crisis. It was also the year that Infosys announced its *ESG Vision 2030* amidst a very volatile business environment. While we have always sought to balance success as a business with responsiveness to the needs of our stakeholders, the year gone past brought us a clarifying moment. Once again, human resilience shone through with hope and optimism in the face of hardship. We knew this was the moment to reinforce our continued commitment to ESG investing for positive returns and long-term impact on society, environment and business performance. While corporations have come to appreciate the fact that ESG investing is inextricably linked to shareholder value because it helps shape sustainable business models, this period is a reminder for us all to act, in unity and with urgency.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI) harnesses the intellectual capital of our employees, clients, partners, and academics to develop and share a deeper understanding of the business impact of technology and market trends. Combining surveys, quantitative analysis, and expert interviews, IKI creates perspectives, benchmarks, and diagnostic tools on trends across industries and functions. Current research focuses on four themes: talent, sustainability, evolutionary operating models and the future of money. Recent major works have included Digital Radar, TechCompass trends series, AI and Agile indexes, and The Live Enterprise book. IKI also publishes regularly in leading business and technology media, and conducts roundtables and seminars. For more information, go to https://infosys.com/iki.

7. ESG vision and ambitions

Almost four decades after our inception, when we first made the commitment to be a values-driven company, we continue to place responsible stewardship at the heart of our business strategy.

In October 2020, we launched our *ESG Vision 2030* to "shape and share solutions that serve the development of businesses and communities". Today, our 2030 vision reflects how ESG will continue to be integral to Infosys' sustainable business performance. We will continue to be carbon-neutral across Scope 1, 2 and 3 emissions every year.

We will expand reskilling initiatives to empower 10 million-plus people with digital skills and 80 million-plus lives with technology for good programs in e-governance, healthcare and education. We commit to nurturing greater inclusivity and strengthening our gender-diverse workforce with at least 45% women employees.

We will grow our stakeholder focus and bring the interests of our stakeholders, whether customer, employee, supplier or shareholder, to the fore through an empowered, diverse and inclusive Board. We will further strengthen data privacy and information security standards across global operations.

For more information about our ESG initiatives, read our *ESG Vision 2030* document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

Corporate governance report

Our corporate governance philosophy

Our corporate governance is a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance framework

Our corporate governance framework is guided by our core values – Client Value, Leadership by Example, Integrity and Transparency, Fairness and Excellence (C-LIFE) – and is based on the following principles:



CORPORATE GOVERNANCE AT INFOSYS
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Integrity and transparency
Ensure transparency and maintain a high level of integrity
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Effective corporate governance structure
Build simple and transparent processes driven by business needs of all stakeholders
Relationship with stakeholders
Communicate frequently with stakeholders, including clients, investors, and stock markets
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
The Board as trustee
Safeguard the shareholder's capital as trustee, and not as its owner

Our corporate governance framework ensures that we make timely disclosures and share accurate information regarding our financials and performance, as well as disclosures related to the leadership and governance of the Company.

Corporate governance guidelines

The Company recognizes that the enhancement of corporate governance is one of the most important aspects in terms of achieving the Company's goal of enhancing corporate value by deepening societal trust. Strong corporate governance founded on values is the bedrock of the sustained performance at the Company and fuels the Company's vision to achieve the respect of stakeholders.

The corporate governance standards established (and updated from time to time) by the Board of the Company provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These guidelines are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws / regulations /guidelines in force for the time being in India and the US and other jurisdictions, as applicable.

The Board has defined a set of corporate governance best practices and guidelines to help fulfill our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes to review and evaluate our operations as and when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board, at its discretion, may change these guidelines periodically to achieve our stated objectives. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf. In addition to these guidelines, the Company actively complies with the relevant global guidelines and standards and corporate governance codes.

A. Board composition

As on March 31, 2021, the Board comprised nine members, consisting of one non-executive and non-independent Chairman, two executive directors, and six independent directors. An independent director is the chairperson of each of the Board committees – audit committee, nomination and remuneration committee, stakeholders relationship committee, risk management committee, and corporate social responsibility (CSR) committee.

Size and composition of the Board

The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the Listing Regulations") mandate the following:

- For a company with a non-executive chairman, who is a promoter, at least half of the board shall consist of independent directors.
- The board of directors of the top 1,000 listed companies, effective April 1, 2020, shall have at least one independent woman director.

The composition of our Board as on March 31, 2021

Size and composition of the Board


Independent directors
66.67%
Non-executive and non-independent director, and executive directors
33.33%
Men
77.78%
Women
22.22%
33.33% Foreign national
66.67% Indian

Tenure analysis of the Board as on March 31, 2021

Average tenure (in years)


Non-executive and non-independent director
3.6
Executive directors
5.2
Independent directors
2.6
The Board
3.3

Tenure of the directors


<2 years
2-4 years
>4 years

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value through strategic direction to the Company.

- As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth.
- It also directs and exercises appropriate control to ensure that the Company is managed in a manner that fulfills stakeholders' aspirations and societal expectations.
- It monitors the effectiveness of the Company's governance practices and makes changes as needed.
- It provides strategic guidance to the Company, ensures effective monitoring of the Management and is accountable to the Company and the shareholders.
- It exercises independent judgment on corporate affairs.
- It assigns sufficient number of non-executive members of the Board of Directors capable of exercising independent judgment in tasks where there is a potential for conflict of interest.
- It reviews and guides corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Responsibilities of the Board leadership

The responsibilities and authority of the Chairman, the CEO & MD, the COO, and the lead independent director are as follows:

The Chairman leads the Board. As Chairman, he is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. The Chairman is primarily responsible for ensuring that the Board provides effective governance to the Company. In doing so, the Chairman presides over meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and individual directors in fulfilling their responsibilities. The Chairman provides independent leadership to the Board, identifies guidelines for the conduct and performance of directors, and oversees the management of the Board's administrative activities, such as meetings, schedules, agendas, communication and documentation. The Chairman is also responsible for the overall strategy of the Company.

The Chairman works actively with the nomination and remuneration committee to plan the composition of the Board and Board Committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

The Chief Executive Officer and Managing Director (CEO & MD) is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets with an eye to enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Operating Officer (COO), Chief Financial Officer (CFO), Presidents and Executive Vice Presidents as per the organizational structure.

The COO has overall strategic and operational responsibility for the entire portfolio of the Company's offerings and is responsible for ensuring that the business enabling functions provide the necessary support for the sales and delivery teams in enabling them to help our clients achieve their business objectives while keeping the highest standards of governance and professionalism. He oversees the key functions of global delivery and business enablement.

The role of the lead independent director is to provide leadership to the independent directors, liaise on behalf of the independent directors and ensure Board effectiveness to maintain high-quality governance of the organization and the effective functioning of the Board.

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of best corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

Selection and appointment of new directors

1. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors.
2. The committee, based on defined criteria, makes recommendations to the Board on the induction of new directors.
3. The Board recommends the appointment of the director to the shareholders.
4. The proposal is placed before the shareholders for approval.

Board membership criteria

The nomination and remuneration committee shall consider the following criteria while nominating a candidate for directorship.

Criteria	Particulars
Fields	The Company inducts eminent individuals from diverse fields as directors on its Board.
Skills	The nomination and remuneration committee refers to the key board qualifications and attributes in consultation with the entire Board to determine the skills and experience required, for the Board as a whole and for individual members.
Qualification and attributes	Members are expected to possess the required qualifications, integrity, expertise and experience for the position.
Company-specific requirements	Members should also possess deep expertise and insights in sectors / areas relevant to the Company, and ability to contribute to the Company's growth.
Age limit	Managing Director / Executive Director – 60 years Independent Director / Non-executive Director– 70 years A director's term may be extended, at the discretion of the nomination and remuneration committee, beyond the age of 60 or 70 years with shareholders' approval by passing a special resolution, based on the explanatory statement annexed to the Notice, indicating the justification for the extension of appointment beyond 60 or 70 years, as the case may be.

Criteria	Particulars
Membership term	The Board constantly evaluates the contribution of members and shares updates with the shareholders about reappointments consistent with applicable statutes. At present, Indian corporate law mandates the following: • Two-thirds of the non-independent directors be liable to retire by rotation every year, and one-third of them mandatorily retire by rotation, and qualifies the retiring members for reappointment. • Executive directors are appointed by the shareholders for a maximum period of five years, but are eligible for reappointment upon completion of their term. • An independent director shall hold office for a term of up to five consecutive years on the board of the company and will be eligible for reappointment on the passing of a special resolution by the shareholders.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board. The qualifications of each director is provided separately in the details of the Board of Directors.

Definitions of qualifications, expertise and attributes	
Financial	Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions
Diversity	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide
Global business	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth
Technology	A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models
Mergers and Acquisitions	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices
Sales and marketing	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation
Sustainability, and Environment, Social and Governance (ESG)	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company
Risk expertise	Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assess the Management's actions to mitigate the strategic, legal and compliance, and operational risk exposures

The details of the Board members as on March 31, 2021 are available in the following pages.

The Board of Directors



Nandan M. Nilekani

Chairman and Non-Executive and Non-Independent Director (Promoter)

Nationality	Indian
Age	65
Date of appointment	August 24, 2017
Tenure on Board	3.6 years
Term ending date	NA
Shareholding	4,07,83,162 shares (0.96%)
Board memberships – Indian listed companies	
Infosys Limited	Non-executive and non-independent director
Global directorships	5
Committee details as per Regulation 26 of Listing Regulations	Member: Nil Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/nandan-nilekani.html



Salil Parekh

Chief Executive Officer and Managing Director

Nationality	Indian
Age	56
Date of appointment	January 02, 2018
Tenure on Board	3.2 years
Term ending date	January 01, 2023
Shareholding	4,60,541 shares (0.01%)
Board memberships – Indian listed companies	
Infosys Limited	Executive director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member: Nil Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/salil-parekh.html



U.B. Pravin Rao

Chief Operating Officer and Whole-time Director

Nationality	Indian
Age	59
Date of appointment	January 10, 2014
Date of reappointment	January 02, 2018
Tenure on Board	7.2 years
Retirement date	December 12, 2021
Shareholding	11,59,715 shares (0.03%)
Board memberships – Indian listed companies	
Infosys Limited	Executive director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member: 1 Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/pravin-rao.html



Kiran Mazumdar-Shaw

Lead Independent Director

Nationality	Indian
Age	68
Date of appointment	January 10, 2014
Date of reappointment	April 01, 2019
Tenure on Board	7.2 years
Term ending date	March 22, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Biocon Limited	Executive director
Infosys Limited	Independent director
Narayana Hrudayalaya Limited	Non-executive and non-independent director
Syngene International Limited	Non-executive and non-independent director
United Breweries Limited	Independent director
Global directorships	20
Committee details as per Regulation 26 of Listing Regulations	Member: 1 Chairperson: 1

Areas of expertise

Financial, Diversity, Global business, Leadership, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/kiran-mazumdar-shaw.html



Michael Gibbs

Independent Director

Nationality	American
Age	63
Date of appointment	July 13, 2018
Tenure on Board	2.7 years
Term ending date	July 12, 2021
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent director
Global directorships	2
Committee details as per Regulation 26 of Listing Regulations	Member: 2 Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/michael-gibbs.html



D. Sundaram

Independent Director

Nationality	Indian
Age	68
Date of appointment	July 14, 2017
Tenure on Board	3.7 years
Term ending date	July 13, 2022
Shareholding	Nil
Board memberships – Indian listed companies	
ACC Limited	Independent director
Crompton Greaves Consumer Electricals Limited	Independent director
GlaxoSmithKline Pharmaceuticals Limited	Independent director
Infosys Limited	Independent director
Global directorships	9
Committee details as per Regulation 26 of Listing Regulations	Member: 7 Chairperson: 5

Areas of expertise

Financial, Diversity, Global business, Leadership, Mergers & Acquisitions, Board service & governance, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/d-sundaram.html


Fall in love with

Uri Levine

Independent Director

Nationality	Israeli
Age	56
Date of appointment	April 20, 2020
Tenure on Board	0.9 years
Term ending date	April 19, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent director
Global directorships	15
Committee details as per Regulation 26 of Listing Regulations	Member: Nil Chairperson: Nil

Areas of expertise

Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/uri-levine.html



Bobby Parikh

Additional and Independent Director

Nationality	Indian
Age	57
Date of appointment	July 15, 2020
Tenure on Board	0.7 years
Term ending date	July 14, 2023
Shareholding	8,456 shares (0.00%)
Board memberships – Indian listed companies	
Infosys Limited	Additional and Independent director
Biocon Limited	Independent director
Indostar Capital Finance Limited	Independent director
Global directorships	8
Committee details as per Regulation 26 of Listing Regulations	Member: 9 Chairperson: 5

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/bobby-parikh.html



Chitra Nayak

Additional and Independent Director

Nationality	American
Age	58
Date of appointment	March 25, 2021
Term ending date	March 24, 2024
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Additional and Independent director
Global directorships	5
Committee details as per Regulation 26 of Listing Regulations	Member: 1 Chairperson: Nil

Areas of expertise

Financial, Diversity, Global business, Leadership, Technology, Mergers & Acquisitions, Board service & governance, Sales & marketing, Sustainability & ESG, Risk expertise

Profile available at https://www.infosys.com/about/management-profiles/chitra-nayak.html

Based on the recommendation of the nomination and remuneration committee, the Board appointed the following directors, subject to the approval of the shareholders:

- Bobby Parikh as additional and independent director effective July 15, 2020 for a period of 3 (three) years
- Chitra Nayak as additional and independent director effective March 25, 2021 for a period of 3 (three) years

The notice of the 40th Annual General Meeting (AGM) sets out the details of their appointments.

Notes

- There are no inter-se relationships between our Board members. The Company doesn't have any pecuniary relationship with any of the non-executive directors.
- In the committee details provided, every chairpersonship is also considered as a membership.
- Global directorships includes all listed, unlisted and private companies including Infosys Limited and its subsidiaries.
- For the purposes of determination of committee details as per Regulation 26 of Listing Regulations, membership and chairpersonship of only the audit committee and the stakeholders relationship committee are considered.

Independent directors

The Companies Act, 2013 and the Listing Regulations define an 'independent director' as a person who is not a promoter or employee or one of the key managerial personnel of the company or its subsidiaries. Further, the person should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the two immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all the independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations, NYSE listing manual and are independent of the Management.

The Board includes six independent directors, out of which two are women.

Men 66.67% 33.33% Women

Meeting of independent directors

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's policy mandated periodic meetings attended exclusively by the independent directors. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, human resource matters and performance of the executive members of the Board, including the Chairman. During the year, the independent directors met without the presence of the Management.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2021.pdf.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance. Non-executive and independent directors of the Board are familiarized through engagement such as:

Strategy retreat: As part of our annual strategy planning process, we organize a management strategy retreat with the Board to deliberate on various topics related to strategic alternatives, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This serves the dual purpose of providing a platform for the Board members to bring their expertise to the projects, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme. This was organized virtually this time.

The details of the training programs attended by the Board members in fiscal 2021 are as follows:

Name of the director	No. of training hours attended during fiscal 2021
Nandan M. Nilekani	4
Salil Parekh	4
U.B. Pravin Rao	4
Kiran Mazumdar-Shaw	4
Dr. Punita Kumar-Sinha	1
D. Sundaram	4
Michael Gibbs	4
Uri Levine	4
Bobby Parikh	4
Chitra Nayak	–
Total hours	33

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some of the performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is internally undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct Board evaluation for fiscal 2021. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness, information flow to the Board or its committees, among other matters. The methodology included various techniques such as questionnaire, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2021.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and in senior management. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity.

By integrating workforce planning with strategic business planning, the Company puts the necessary financial and human resources in place so that its objectives can be met.

Our Board members bring to the table their broad and diverse skills and viewpoints to aid the Company in advancing its strategy. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

B. Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals in order to align with the interest of the shareholders.

The nomination and remuneration committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved at the shareholders meeting or via postal ballot. Remuneration for the executive directors comprises a fixed component and a variable component, including stock incentives under the 2015 Stock Incentive Compensation Plan ("the 2015 Plan") and under the Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"). The committee makes a periodic appraisal of the performance of executive directors based on a detailed performance matrix.

As required under the Listing Regulations effective April 1, 2019, the nomination and remuneration committee recommends to the Board the payment of remuneration to the senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Act, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to independent directors for the year ended March 31, 2021 is ₹5.81 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2021.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	0.55	75,000
Board / committee attendance fee[1]	0.18	25,000
Non-executive chairman fee	1.10	1,50,000
Chairperson – audit committee	0.22	30,000
Members – audit committee	0.15	20,000
Chairperson – other committees	0.15	20,000
Members – other committees	0.07	10,000
Travel fee (per meeting)[2]	0.07	10,000
Incidental fees (per meeting)[3]	0.01	1,000

Notes:1 US$ = ₹73.11 as on March 31, 2021

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Remuneration to directors in fiscal 2021

in ₹ crore

Name of director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[1]*	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[2]	–	–	–	–	–	–	–
Executive directors							
Salil Parekh[3]	5.69	0.38	6.07	12.62	30.99	–	49.68
U.B. Pravin Rao[4]	4.22	0.19	4.41	5.05	7.87	–	17.33
Independent directors							
Kiran Mazumdar-Shaw	–	–	–	–	–	1.10	1.10
D. Sundaram	–	–	–	–	–	1.24	1.24
Michael Gibbs	–	–	–	–	–	1.02	1.02
Uri Levine[5]	–	–	–	–	–	0.77	0.77
Bobby Parikh[6]	–	–	–	–	–	0.69	0.69
Chitra Nayak[7]	–	–	–	–	–	0.01	0.01
Dr. Punita Kumar-Sinha[8]	–	–	–	–	–	0.90	0.90
D.N. Prahlad[9]	–	–	–	–	–	0.08	0.08

Notes: The details in the above table are on accrual basis.

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2021 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Perquisites value of stock incentives on account of exercise of 2,92,991 Restricted Stock Units (RSUs) under the 2015 Plan and 1,00,604 RSUs under the 2019 Plan during fiscal 2021.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 1,92,964 performance-based RSUs under the 2015 Plan effective May 2, 2020

ii) the grant of 25,775 annual time-based RSUs for fiscal 2021 under the 2015 Plan effective February 1, 2021

iii) the grant of 1,48,434 performance-based RSUs for fiscal 2021 under the 2019 Plan effective May 2, 2020. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement

c) The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the annual grant of performance-based RSUs of fair value ₹13 crore for fiscal 2022 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2021 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2021.

(4) a) Perquisites value of stock incentives on account of exercise of 45,349 RSUs under the 2015 Plan and 40,241 RSUs under the 2019 Plan during fiscal 2021.

b) On the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved the grant of 59,374 performance-based RSUs for fiscal 2021 under the 2019 Plan effective May 2, 2020. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

(5) Uri Levine appointed as an independent director effective April 20, 2020

(6) Bobby Parikh appointed as an additional and independent director effective July 15, 2020

(7) Chitra Nayak appointed as an additional and independent director effective March 25, 2021

(8) Dr. Punita Kumar-Sinha retired as member of the Board effective January 13, 2021

(9) D.N. Prahlad resigned as a member of the Board effective April 20, 2020

* The RSUs were issued at par value

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2021.

Employment agreements with executive directors

Name of the director	Effective date of executive employment agreement	Details of shareholders' approval on the agreements	Website links
Salil Parekh, *Chief Executive Officer and Managing Director*	January 2, 2018	The shareholders approved the appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019.	Employment agreement: https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf
U.B. Pravin Rao, *Chief Operating Officer and Whole-time Director*	November 1, 2016	The shareholders approved the revised terms of agreement vide postal ballot concluded on March 31, 2017 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019.	Employment agreement: https://www.infosys.com/investors/reports-filings/Documents/COO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

C. Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The Chairman and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the AGM. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the AGM. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business. This year, these meetings were held virtually in line with the relaxations provided by the Ministry of Corporate Affairs and the Securities Exchange Board of India. The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other current and planned future commitments do not materially interfere with their responsibilities with us.

Attendance of directors during fiscal 2021

During the year, seven Board meetings were held.

Board attendance

Name of the directors	AGM June 27, 2020	Board meeting dates 1 Apr 20, 2020	2 Jul 14-15, 2020	3 Sep 03, 2020	4 Sep 14, 2020	5 Oct 08, 2020	6 Oct 13-14, 2020	7 Jan 12-13, 2021	Held during tenure	✓	% of attendance
Nandan M. Nilekani	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
Salil Parekh	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
U.B. Pravin Rao	VC	VC	VC	VC	×	VC	VC	VC	7	6	86
Kiran Mazumdar-Shaw	VC	VC	VC	VC	VC	Call	VC	VC	7	6	86
Dr. Punita Kumar-Sinha[(1)]	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
D.N. Prahlad[(2)]	NA	VC	NA	NA	NA	NA	NA	NA	1	1	100
D. Sundaram	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
Michael Gibbs	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
Uri Levine[(3)]	VC	VC	VC	VC	VC	VC	VC	VC	7	7	100
Bobby Parikh[(4)]	NA	NA	VC	VC	VC	VC	VC	VC	6	6	100
Chitra Nayak[(5)]	NA	NA	NA	NA	NA	NA	NA	NA	0	0	NA
% of attendance	100%	100%	100%	100%	89%	89%	100%	100%			

VC Attended through video conference   × Leave of absence   ✓ Attended   Call Attended through call

(1) Dr. Punita Kumar-Sinha retired as independent director effective January 13, 2021.
(2) D.N. Prahlad resigned as independent director on April 20, 2020.
(3) Uri Levine was appointed as independent director effective April 20, 2020.
(4) Bobby Parikh was appointed as additional and independent director effective July 15, 2020.
(5) Chitra Nayak was appointed as additional and independent director effective March 25, 2021.

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and its directors, the Management, subsidiaries or relatives during the year, except for those disclosed in the Board's report. The links to the Related Party Transaction Policy and the Policy on Material Subsidiaries are provided in *Annexure 8* to the Board's report.

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

in ₹ crore

Type of service	Fiscal 2021	Fiscal 2020
Audit fees[(1)]	16	15
Tax fees	2	2
Others	1	1
	19	18

(1) Includes audit and audit-related services

D. Board committees as on March 31, 2021

The Board

Audit committee
- D. Sundaram
- Michael Gibbs
- Bobby Parikh

Nomination and remuneration committee
- Kiran Mazumdar-Shaw
- D. Sundaram
- Michael Gibbs

Stakeholders relationship committee
- D. Sundaram
- Bobby Parikh
- U.B. Pravin Rao
- Chitra Nayak

Corporate social responsibility committee
- Kiran Mazumdar-Shaw
- U.B. Pravin Rao
- Chitra Nayak

Risk management committee
- D. Sundaram
- Michael Gibbs
- Bobby Parikh
- Kiran Mazumdar-Shaw
- Uri Levine
- Chitra Nayak

Chairperson Member

The Board, at its meeting held on April 14, 2021, has instituted the following committees:

Environment, Social and Governance committee (ESG committee): The Board approved the constitution of an ESG committee. The ESG committee shall comprise Kiran Mazumdar-Shaw as the Chairperson, and Chitra Nayak and Uri Levine as members.

Buyback committee: The Board, in order to execute the buyback procedures, formed the buyback committee comprising the COO, CFO, Deputy CFO, Group General Counsel and Company Secretary as its members. The committee will execute buyback procedures as required under the SEBI (Buy-Back of Securities) Regulations, 2018.

Committee governance

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members. It delegates these powers to the nomination and remuneration committee.

The Chairman of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Audit committee



D. Sundaram
Chairperson and Financial Expert

The audit committee ("the Committee") comprised three independent directors as on March 31, 2021:

1. D. Sundaram, Chairperson and Financial Expert
2. Michael Gibbs
3. Bobby Parikh

Bobby Parikh was appointed as a member of the Committee effective July 16, 2020. Dr. Punita Kumar-Sinha, on completion of her term, retired as independent director and ceased to be a member of the Committee effective January 13, 2021.

The Company Secretary acts as the secretary to the audit committee.

Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

i. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
ii. Compliance with legal and regulatory requirements ;
iii. The Company's independent auditors' professional qualifications and independence;
iv. The performance of the Company's independent auditors and internal auditors; and
v. Acquisitions and investments made by the Company.

Process adopted by the Committee to fulfill its objectives

Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions

Meeting the independent auditor from time to time to discuss key observations relating to the financial statement for the relevant period

Providing an independent channel of communication for the Chief Compliance Officer, internal auditor and the independent auditor

Inviting members of the Management, and at its discretion, external experts in legal, financial and technical matters, to provide advice and guidance

Reviewing its own charter, structure, processes, membership periodically, and recommending proposed changes to the Board for approval

Meeting at least four times in a year and not more than 120 days shall elapse between two meetings

Providing periodic feedback and reports to the Board

Audit committee charter

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. The Committee is guided by the charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 20, 2020, to keep it relevant to the current composition and functions of the Committee.

Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of:

- Audit committee charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met nine times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance for fiscal 2021

100% Attendance

9 Meetings

100% Independence

3 Members

Attendance details of the audit committee are as follows:

Audit committee meeting

Name of the directors	Committee meeting dates 1: Apr 14 & 20, 2020	2: Jul 14 - 15, 2020	3: Sept 03, 2020	4: Sept 14, 2020	5: Sept 15 - 16, 2020	6: Oct 08, 2020	7: Oct 13 - 14, 2020	8: Jan 12 - 13, 2021	9: Feb 23 - 24, 2021	Held during tenure	✓	% of attendance
D. Sundaram	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	9	9	100
Michael Gibbs	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	9	9	100
Bobby Parikh[(1)]	NA	NA	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	7	7	100
Dr. Punita Kumar-Sinha[(2)]	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	(VC)	NA	8	8	100
% of attendance	100%	100%	100%	100%	100%	100%	100%	100%	100%			

(VC) Attended through video conference ✓ Attended

Notes:

(1) Bobby Parikh was appointed as a member of the Committee effective July 16, 2020.

(2) Dr. Punita Kumar-Sinha ceased to be a member of the Committee due to retirement effective January 13, 2021.

Audit committee report for the year ended March 31, 2021

Activities of the Committee during the year	Frequency
The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the Committee.	Q
The Committee held discussions with the auditors (whenever necessary, without the presence of member of the Management) regarding the Company's audited financial statements and sought the auditors' judgment on the quality and applicability of the accounting principles, the reasonableness of significant judgments, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary.	Q
The Committee undertook an annual performance evaluation of its own effectiveness.	A
The Committee also reviewed with independent auditors the nature and scope of the audit, reviewed the audit engagement to ascertain adequacy and appropriateness.	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
The Committee also discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200.	A
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs.	Q
Recommended the selection and evaluation of the independent auditors in accordance with the law. It also recommends to the Board the remuneration and terms of appointment of the internal, secretarial and independent auditors.	P
Helped the Board monitor the Management's financial reporting process	P
The Committee, on a periodic basis, reviewed the process adopted by the Management on impairment of assets including financial assets and goodwill.	P
The Committee also reviewed the significant transactions including related party transactions of the subsidiaries.	Q
The Committee granted omnibus approval from time to time for the related party transactions proposed to be entered into by the Company during fiscal 2021.	A
The Committee reviewed and approved transactions of the Company with related parties and recommended to the Board for approval as and when necessary.	Q
The Committee reviewed the performances of the acquired entities, approved and recommended the investments, divestments and acquisitions made during the year for the approval of the Board.	P
The Committee monitored and reviewed mechanism to track the compliances under insider trading Regulations and also reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year.	Q
The charter was reviewed annually and amendments were recommended on April 20, 2020 for the approval of the Board.	P
Reviewed, approved and recommended amendments to Related Party Transaction Policy and policy for determining materiality of disclosures	A
Reviewed the annual assessment of statutory and internal auditors conducted by the Management	A
Reviewed the treasury policy, code on fair disclosures and investor relations, and insider trading policy annually and recommended the changes thereof	A

Frequency A Annually Q Quarterly P Periodically

Recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2021 be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2021 be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the year ended March 31, 2021 be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2021, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC)
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2022, to review various operations of the Company
- The appointment of Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, as secretarial auditor for the year ending March 31, 2022 to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013
- The Committee reviewed the physical and digital risks and controls around scenarios arising on account of COVID-19 and the Company's assessment of the impact of COVID-19 on various items of the financial statement ended March 31, 2021. The Committee also reviewed accounting judgments and other matters in light of COVID-19.
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F.

Relying on its review and the discussions with the Management and the independent auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter. The Board accepted all recommendations made by the audit committee.

Sd/-

Mumbai
April 14, 2021

D. Sundaram
Chairperson

Nomination and remuneration committee



Kiran Mazumdar-Shaw
Chairperson

The nomination and remuneration committee ("the Committee") comprised three independent directors as on March 31, 2021:

1. Kiran Mazumdar-Shaw, Chairperson
2. D. Sundaram
3. Michael Gibbs

D.N. Prahlad resigned as independent director effective April 20, 2020. Consequently, he ceased to be a member of the Committee. Effective April 21, 2020, Michael Gibbs was appointed as a member of the Committee.

Objectives and responsibilities of the Committee

The main objectives and responsibilities of the nomination and remuneration committee of the Board is to:

i. Assist the Board in discharging its responsibilities relating to compensation of the Company's executive directors, Key Managerial Personnel (KMP) and senior management

ii. Evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for the Company's executive directors, KMP and senior management

iii. Formulate criteria for determining Board composition, Board effectiveness, Board succession, and independent functioning of the Board

iv. Oversee the Company's nomination process for the KMP and senior management and identify through a comprehensive selection process, individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board

v. Recommend the appointment and removal of directors, for approval at the AGM

vi. Evaluate the performance of the Board, including committees and individual directors

vii. Leadership development and succession planning of the organization

viii. Develop and maintain corporate governance policies applicable to the Company

ix. Devise a policy on Board diversity and sustainability

Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of:

- Nomination and remuneration committee charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes through which the Company recruits new members to its Board, and the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

The Board amended the charter of the nomination and remuneration committee and Nomination and Remuneration Policy on April 14, 2021 and April 20, 2020, respectively. The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporategovernance/documents/nomination-remuneration-policy.pdf

The nomination and remuneration committee met five times during fiscal 2021.

Composition and attendance for fiscal 2021

93% Attendance

5 Meetings

100% Independence

3 Members

Attendance details of the nomination and remuneration committee are as follows:

Nomination and remuneration committee meeting

Name of the directors	Committee meeting dates					Held during tenure	✓	% of attendance
	1	2	3	4	5			
	Apr 20, 2020	Jul 14, 2020	Oct 13, 2020	Jan 12, 2021	Mar 30, 2021			
Kiran Mazumdar-Shaw	Video conference	Video conference	Video conference	Video conference	Call	5	4	80
D. Sundaram	Video conference	Video conference	Video conference	Video conference	Video conference	5	5	100
Michael Gibbs[(1)]	NA	Video conference	Video conference	Video conference	Video conference	4	4	100
D.N. Prahlad[(2)]	Video conference	NA	NA	NA	NA	1	1	100
% of attendance	100%	100%	100%	100%	66.67%			

Attended through video conference ✓ Attended Attended through call

(1) Michael Gibbs was appointed as a member of the Committee effective April 21, 2020.

(2) D.N. Prahlad ceased to be a member of the Committee due to resignation effective April 20, 2020.

Nomination and remuneration committee report for the year ended March 31, 2021

Activities of the Committee during the year	Frequency
The Committee made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate.	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during the fiscal 2021.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of key leadership personnel	P
Reviewed the responsibilities of the Board-level committees and based on the expertise of the members of the Board, recommended for the reconstitution of the Board-level committees	P
Reviewed and recommended to the Board the constitution of the Environment, Social and Governance committee effective April 14, 2021	P
Reviewed the overall Board composition and recommended the appointment of Uri Levine, Bobby Parikh and Chitra Nayak as members of the Board during the year	P
Based on evaluation, recommended the reappointment of Michael Gibbs for a second term of five years	A
Based on evaluation, recommended the reappointment of U.B. Pravin Rao who is eligible to retire by rotation at the ensuing AGM	A
Reviewed the measures taken by the Company for the health, safety and wellbeing of employees and for business continuity during COVID-19	P
Placed a substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year under the 2015 Plan and the 2019 Plan	P
Designing, benchmarking and continuously reviewing the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals	P
The Committee undertook an annual performance evaluation of its own effectiveness.	A
Reviewed, approved and recommended amendments to the Nomination and Remuneration Committee Charter	A
The Committee reviewed various initiatives undertaken by the Company to ensure the safety, security and wellbeing of employees, as well as their overall development through learning programs and on-the-job training.	Q

Frequency A Annually Q Quarterly P Periodically

Sd/-

Bengaluru
April 13, 2021

Kiran Mazumdar-Shaw
Chairperson

Corporate social responsibility committee



Kiran Mazumdar-Shaw
Chairperson

The CSR committee ("the Committee") comprised two independent directors and a whole-time director as on March 31, 2021:

1. Kiran Mazumdar-Shaw, Chairperson
2. U.B. Pravin Rao
3. Chitra Nayak

Dr. Punita Kumar-Sinha, on completion of her term, retired as independent director and ceased to be a member of the Committee effective January 13, 2021. Salil Parekh was inducted as a member of the Committee effective January 14, 2021. Effective March 25, 2021, Chitra Nayak was appointed as a member of the Committee and Salil Parekh ceased to be a member of the Committee.

Our CSR philosophy

We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

i. Identifying the areas of CSR activities
ii. Recommending the amount of expenditure to be incurred on the identified CSR activities
iii. Implementing and monitoring the CSR Policy from time to time
iv. Coordinating with Infosys Foundation or other such agency in implementing programs and executing initiatives as per the CSR Policy of the Company
v. Reporting progress of various initiatives and in making appropriate disclosures on a periodic basis
vi. Other items / matters prescribed under applicable law or prescribed by the Board of directors from time to time

Committee governance

The Committee comprised two independent directors and the Chief Operating Officer and Whole-time Director and fulfill the requirements of:

- Section 135 of the Companies Act, 2013
- CSR committee charter

The CSR committee is responsible for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, including in Australia, in identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR committee met four times during fiscal 2021.

Composition and attendance for fiscal 2021

100% Attendance

4 Meetings

67% Independence

3 Members

Attendance details of the CSR committee are as follows:

CSR committee meeting							
Name of the directors	Committee meeting dates				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 17, 2020	Jul 14, 2020	Oct 13, 2020	Jan 06, 2021			
Kiran Mazumdar-Shaw	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
U.B. Pravin Rao	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
Chitra Nayak[1]	NA	NA	NA	NA	0	0	NA
Salil Parekh[2]	NA	NA	NA	NA	0	0	NA
Dr. Punita Kumar-Sinha[3]	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
% of attendance	100%	100%	100%	100%			

Attended through video conference   Attended

[1] Chitra Nayak was appointed as a member of the Committee effective March 25, 2021.

[2] Salil Parekh was appointed as a member of the Committee effective January 14, 2021 and ceased to be a member of the Committee effective March 25, 2021.

[3] Dr. Punita Kumar-Sinha ceased to be a member of the Committee due to retirement effective January 13, 2021.

CSR committee policy and charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The CSR Policy of the Company is available on our website, at:

https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

The Company has also adopted the CSR committee charter, which is available on our website, at:

https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

CSR report

The CSR report, as required under the Companies Act, 2013, for the year ended March 31, 2021, is attached as *Annexure 6* to the *Board's report*.

The Committee, on a periodic basis, reviewed and approved the budget and disbursement for Infosys Foundation and Infosys Foundation USA. The Committee ensures that at least 2% of the average net profits of the Company made during the three immediately preceding financial years is spent for CSR activities in India during the year and the CSR amount spent in the US and Australia is over and above the statutory requirement in India. Accordingly, the Company spent a sum of ₹325.32 crore during the year on various CSR programs in India. The unspent amount of ₹49.52 crore towards our ongoing digital literacy initiative will be transferred to the unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014.

Sd/-

Bengaluru
April 06, 2021

Kiran Mazumdar-Shaw
Chairperson

Corporate social responsibility (CSR)

Infosys Headstart


Infosys
Headstart

In alignment with the Company's ESG Vision 2030, our initiative for enabling digital skills at scale, Infosys Headstart, has been identified as a flagship intervention to empower people, communities, and society. Through this initiative, Infosys plans to empower over 10 million people with digital and life skills by 2025. The reach will include students across India in the age group of 10-22 years as well as lifelong learners.

40,000+

learners, in 6 weeks from 150+ educational institutions

Infosys Headstart (https://infosysheadstart.onwingspan.com) is a platform that includes learning content developed by Infosys and leading content providers, spanning across digital and emerging technologies and life skills. For a holistic learning experience, the platform has technology and soft skills playgrounds, programming challenges, and social learning features. Infosys Headstart is powered by Infosys Wingspan®, our integrated digital learning and collaboration platform.

A dedicated team is collaborating with the Education Training and Assessment unit, the DC CSR teams, NGOs, and established networks of identified educational institutions. To reach the target of 10 million+ learners in the next five years, Infosys Headstart is collaborating with educational institutions by expanding the in-house Campus Connect and Catch Them Young programs, along with conducting masterclasses and competitive events on the platform. Dedicated Maker Labs are planned in major Indian cities to provide hands-on learning opportunities on emerging technologies. Soon, Infosys Headstart will be available in major Indian languages.

The platform was soft-launched for volunteered institutions in February 2021. Within six weeks, 40,000+ learners from 150+ educational institutions had leveraged the platform.



Infosys Foundation

Established 25 years ago, Infosys Foundation has become synonymous with Corporate Social Responsibility in India, setting benchmarks in how the corporate community can bring about social change. Working in the areas of education, art and culture, healthcare, rural development and destitute care, the Foundation has shown the way for many beneficiary organizations to effectively uplift underprivileged communities. This financial year was significantly different for the Foundation, which decided to take the pandemic head on, and tackle the challenge of maintaining social distance while staying close to the projects and responsibilities it is committed to.



"Infosys Foundation has plunged right into COVID-19 relief efforts, armed with the experience of dealing with 14 natural calamities over the years. The relief work we began in March 2020 continues and has diversified into many sectors. The pandemic has presented unprecedented challenges for all of us. But I believe that the world that emerges through this trial by fire will be a courageous new one, fortified by the fighting human spirit and advances in technology. And so we walk together, united, into a brave new world."

– Sudha Murty,
Chairperson, Infosys Foundation

Healthcare

Beneficiary:

Bowring and Lady Curzon Medical College & Research Institute, Chinmaya Mission Hospital (CMH)

Standing by our frontline warriors against the virus



Infosys Foundation set up a COVID-19 hospital for Bowring Hospital and special wards for CMH.

2020 was devastated by a virus. And the heroes of the war against the virus were the members of our medical community. But each passing day made us acutely aware of the struggles faced by our hospitals, to meet safety requirements for their staff, make space for patients, and curb the fatality rates. As a trust dedicated to philanthropy, Infosys Foundation could not stay uninvolved.

The Foundation was one of the first CSR bodies in the country to announce a relief package of ₹ 100 crore for the pandemic in March 2020. The relief work, which began with setting up of COVID-exclusive hospitals and wards, supply of medical equipment, PPE kits and sanitizers continued pan-India through 2020-21 and is continuing this year. The Bowring & Lady Curzon Medical College & Research Institute, Bengaluru and Chinmaya Mission Hospital (CMH) were among the first to get the Foundation's support.

Bowring Hospital: Getting a second facility up and running

Bowring Hospital was one of the earliest city hospitals to be converted into a dedicated COVID-19 hospital. It wanted to extend COVID care to the new Charaka Superspeciality Hospital on its premises but the construction was yet to be completed. The Foundation quickly stepped in with funds for infrastructure and equipment. A 28-bed Intensive Care Unit, with ventilators, multi-parameter monitors, emergency cart, ambu bag, intubation set and bedside lockers, was set up. For the general ward and casualty section, 140 beds, and equipment including a mobile X-ray machine, ECG machine and trolleys were provided. A cath lab was set up for the cardiology unit, along with two modular operation theaters with necessary infrastructure. The other items provided included a diesel generator, compressor, linen and blankets, furniture, nurse stations, CCTV surveillance systems, UPS, EPABX, medical gas pipeline, HVAC, air conditioning and all electrical and lighting supplies.

A total of 600 COVID-19 patients were treated at the Charaka hospital till March 31, 2021.

Chinmaya Mission Hospital: Where ventilators spell hope

At CMH, following the government directive, 84 beds were made available exclusively for COVID-19 patients in June 2020. To create fully functional COVID-19 wards, the immediate requirement was equipment, and the Foundation pitched in right away.

For the COVID wards, the Foundation provided 12 ventilators, which have subsequently treated over 300 patients, an echo probe machine, which was used for 3,900 patients, a full digital radiography system for the Casualty ward, 15,200 PPE kits and supplies of hand sanitizers for the staff. A car was provided by the Foundation to fetch consultants for emergencies, especially during the night. The Foundation also donated a fund towards the expenses of treatment of underprivileged patients. An amount was donated every month from August to November 2020 to meet the salary expenses of the medical staff to help the hospital recover from its losses due to the lockdown disruption.

Over 1,200 COVID positive patients were treated at CMH till March 2021.

Help in time saves lives

Bowring and CMH Hospitals acknowledged that the timely intervention of Infosys Foundation made all the difference to ensure that high-quality medical care was provided at the time of critical need. Working with these two hospitals, the Foundation was able to provide the medical community with the help and support it needed while plunging headlong into an unprecedented and uncertain times.

Education

Beneficiary:

Inali Foundation

How Aarohan became a turning point



Prashant Gade was a Platinum award winner in the first edition of Infosys Foundation's Aarohan Awards.

Prashant Gade, Founder of Inali Foundation, which works to provide affordable prosthetic limbs, was Platinum award winner at the first edition of Infosys Foundation's Aarohan Social Innovation Awards in 2018. For both Prashant and Inali Foundation, Aarohan was the beginning of a successful partnership and journey towards making a social change. In Prashant's own words…

After completing school, I enrolled for an engineering degree. Soon, I realized that neither was I learning anything, nor was I finding answers to what I wanted to do in life. Eventually, I dropped out, found a job to sustain myself and enrolled in a distance learning Fab Academy course run by the Center for Bits and Atoms at the Massachusetts Institute of Technology (MIT), Boston.

To successfully complete the course, each student had to work on a project. It was then that I met Nicolas Huchet from France. Nicolas had lost his right arm but instead of seeing it as a disability, he built his own bionic arm. That was my first inspiration.

Soon after, I met a seven-year old girl born without arms. I wanted to give her a chance at life. The company I approached said the estimated cost of both arms would be ₹24,00,000!

That's when I started to use my insights from the course to prototype prosthetics for those with a missing limb below the elbow. With cheap components, the initial prototypes I created were very low-cost (under ₹5,000).

A stepping stone

Around that time, I heard about the Aarohan Social Innovation Awards but did not know who was conducting it. While submitting my entry, I realized it was by the Infosys Foundation and the award focused on innovations driven by empathy towards the less privileged 'in the lab called life'. I saw a video by Sudha Murty and I felt she was talking directly to me.

When I was named one of the winning social innovators that year, it was the tipping point. Beyond my personal gain, Inali Foundation – the trust I began, had come home.

With this recognition and fund infusion, Inali Foundation was formally registered as a Section 8 company on May 11, 2018. The Aarohan Award also brought us credibility and validated our innovation within the ecosystem of persons with disability.

The funding allowed us to deepen our research and development. We now work on different variations of prosthetics from basic mechanical and electrical to advanced sensor-based versions. The Infosys Foundation connection has sparked interest among other corporate and individual donors as well, enabling us to affix these prosthetics free-of-charge at camps we run across the country.

Humbled and raring to go

Recently, Inali Foundation and its work were featured in the book, When I Grow Up, I Want to Be…. Shortly after, I also got an opportunity to appear on the Karamvir episode of Kaun Banega Crorepati hosted by Amitabh Bachchan.

During the early days of the pandemic, there was an urgent need for a Rapidly Manufactured Ventilator Systems (RMVS). We quickly got ready with the initial designs and Infosys Foundation deployed a team from advanced engineering to oversee our designs, with daily consultations and detailed inputs.

Our association with Infosys Foundation has opened many doors for us. Thanks to it, we are now on a mission to replace the word disability with ability.

Art and culture

Beneficiary:

India Foundation for the Arts (IFA)

Helping the arts find ways to endure, adapt and sustain



Infosys Foundation is partnering with IFA to support 11 projects by artists, teachers and scholars.

The arts is one of the biggest changemakers in both the global and the local economy. In a world ravaged by a brutal pandemic and the resultant lockdowns, the arts have connected us in a restorative circle and brought different perspectives to the forefront.

Organizations like the India Foundation for the Arts (IFA) have been working towards supporting artists and cultural practitioners, and Infosys Foundation has been a long-term partner in its efforts.

IFA has been supporting the arts and culture since 1995, and the Foundation has been supporting IFA since 2008, with projects including the production of a film on the history and aesthetics of the mobile theatre of Assam, performance of plays, publication of the book on Kantha embroidery and Patachitra art form, supporting Mir musicians, and the publication of the book on Kasuti embroidery.

As soon as the pandemic arrived, the artists were among the worst hit, as the primary sources of their income, i.e. live performances, exhibitions and travelling assignments, got immediately suspended. It was at this juncture that IFA reached out to the Foundation for supporting 11 grants across its Arts Practice, Arts Education, and Project 560 programs.

Creative common grounds

The Foundation committed to supporting 11 grantees of IFA, including a theatre group, teachers, and artists with projects in government schools, institutions, and urban communities in Bengaluru. Apart from these primary beneficiaries, the Foundation's grant will also help secondary beneficiaries, such as schoolchildren, teachers, theater practitioners and audiences.

During the initial weeks and months, there was hope that the worst would be over soon. But, as the months unfolded, the fragile gig economies that barely managed to support artists earlier, had their backs broken. The worry wasn't just about financial sustenance but also of creative and artistic continuity and the ability to adapt to the radical changes everywhere. Online spaces, for instance, while providing new opportunities for work, came with their share of challenges – the primary one being access.

So we may still hope

IFA reached out to the Foundation with suggestions for fixing some long-standing problems in the arts and arts ecology, including systemic and structural inequalities and injustices.

These fixes included:

- Creating online platforms to pull in online audiences,
- Networking and building collaborations,
- Rethinking arts-integrated pedagogies for school education and arts pedagogies for teaching in art schools,
- Organizing skill-building workshops so that artistes can monetize their art through digital technology, and
- Discussing key issues facing the arts.

The IFA-Infosys Foundation partnership is supporting 11 projects undertaken by artists, scholars and teachers, and encourage them to continue their work.

In these times of isolation and uncertainty, the arts have not only sustained people but also inspired them to fight for better times. Artists work to mend broken worlds and Infosys Foundation is committed to support those who help us find hope and inspiration.

Rural development

Beneficiary:

Society for Education Action and Research in Community Health (SEARCH)

Driven by purpose, led by youth



Infosys Foundation's support extends to two batches of NIRMAN, SEARCH's social program for youth.

What is of greater value – purpose or ambition? The COVID-19 pandemic has brought us face to face with this question again. Selfless acts of people around the globe helped fellow citizens get through this period of fear and uncertainty. Infosys Foundation has always been mindful of organizations which go the extra mile to make a social impact through actions centered on purpose and social good, organizations like Society for Education Action and Research in Community Health (SEARCH).

SEARCH was founded 35 years ago to work in the remote and underdeveloped district of Gadchiroli in Maharashtra, focusing on healthcare delivery, community health programs and public health research. In 2006, SEARCH began NIRMAN, a program to encourage young persons to find a broader purpose to their lives, to spur social action and cultivate a vibrant and supportive community. Infosys Foundation, already a partner for SEARCH, decided to support NIRMAN for 2020-22.

Trained for social action

A rigorous selection process is undertaken to choose each batch of around 160 participants between the ages of 18 and 28. They undergo three residential workshops during the course, along with study visits, educative sessions, reading assignments, internships, fellowships, individual mentoring, individual volunteering, and group activities. After completing the training, the participants develop / decide their area of interest for social contribution. A total of 1,419 participants have undergone this training so far and 444 alumni have worked full-time on specific social challenges across India.

The pandemic upset the planned schedule for the 10th batch. However, a batch of 160 participants, including a large number of medical students, was selected in due course. The training workshops, which require physical attendance, had to be put on hold till March-April 2021. Meanwhile, the group was given assignments, reading and action plans and one-on-one mentoring. As part of the publicity and outreach programs, online lectures, webinars and sensitization modules were organized with 21 educational institutes, reaching more than 10,000 viewers.

The online selection of the 11th batch of NIRMAN has also been completed; 160 candidates were selected from a pool of 1,050 applications. The pandemic hindered NIRMAN's volunteering program, Krutee NIRMAN, too but 20 volunteers managed to contribute more than 290 person days for social action. The Foundation also committed to aid capacity-building of the 12-member NIRMAN team. As part of this, more than 45 presentations were made on research papers, reports and social initiatives, besides reading and sharing of relevant literature, interactions with resource persons, skill-building, one-on-one coaching, online workshops and field visits.

Also part of the partnership are three Infosys Foundation fellowships to encourage full time work on social challenges. One of the candidates has already received it and two more have been identified.

Bringing change back to the roots

The effects of NIRMAN are already visible. The participants are on their way to becoming changemakers. But, NIRMAN is not merely a program for social change, it's the beginning of a revolution led by the youth. Infosys Foundation believes this association has the potential to bring lasting change in the country's social landscape.

Destitute care

Beneficiary:

Rajya Sainik Board

For our heroes, when they need us



The Infosys Foundation Sainik Sadan helps ex-servicemen and their families in Bhubaneswar.

A crisis brings heroes to the fore. During the pandemic, we saw many heroes, who battled on the frontlines to ensure the safety of others. But what of those other heroes, who risk their lives every day for the sake of others – our army men who stand guard at the borders and ensure our security? Infosys Foundation has been proactively supporting projects that help soldiers and their families, when they retire or are martyred. In one such endeavor, the Foundation has helped to build a Sainik Sadan for the Rajya Sainik Board, Odisha in Bhubaneswar.

The Rajya Sainik Board, Odisha, which is under the administrative control of the Home Department, Government of Odisha, acts as a nodal agency for coordinating and implementing various welfare measures of the central and state governments. The Board is committed to promoting welfare measures for war widows, widows of ex-servicemen, World War II veterans and their widows and dependents from Odisha, and the families of the serving soldiers of Odisha. At present, around 42,500 ex-servicemen and widows are registered, and the total dependency is more than 2,00,000.

A place of comfort for soldiers

Infosys Foundation and the Rajya Sainik Board entered into an agreement a few years ago to construct a Sainik Sadan for ex-servicemen in Bhubaneswar. The building is expected to be completed in May 2021.

The Infosys Foundation Sainik Sadan, as it is called, is spread over 12,400 sq.ft. with ground and three floors and a terrace. The construction work of the building included civil works, finishing, interiors, HVAC (heating, ventilation and air conditioning) work, plumbing and electrical work, glazing and a passenger elevator.

The ground floor of the building will have a 40-seater dining area, kitchen and storeroom. The first floor will have two single-occupancy rooms and four dormitories with a total of 17 beds. The second floor will have four dormitories with a total of 21 beds and the third floor will have one double-occupancy room and three dormitories with 18 beds in all.

Telling them we care

Most ex-servicemen visit Bhubaneswar or Cuttack for medical purposes, educational needs of their wards or for administrative and legal requirements. Around 200-300 ex-servicemen and their dependents visit these cities daily and at least 80-100 of them require accommodation for a night or two. A total of 56 people, including ex-servicemen, war widows, widows of ex-servicemen, disabled ex-servicemen and their dependents, can lodge in the Sainik Sadan daily.

Beyond building a shelter for ex-servicemen who require it, the Infosys Foundation Sainik Sadan is a way of thanking our brave soldiers who have dedicated their lives to the service of the nation. Infosys Foundation is proud to play a part in showing this gratitude.

For more details on the Foundation's activities, visit https://www.infosys.com/infosys-foundation.

Infosys Foundation USA



Digital Making at Home workshop conducted by Infosys Foundation USA in association with Raspberry Pi

The Infosys Foundation USA was founded in 2015 with the mission of expanding computer science and maker education to K-12 students and teachers across the US – specifically to increase access to communities that are traditionally underrepresented in these fields. The Foundation focuses on professional learning and capacity-building amongst teachers and partners with nonprofits to bring programming directly to students. It also engages in activities that inspire everyone to be creators, not just consumers, of technology. The Foundation has reached over one million teachers since its inception.

Last year, the activities of the Infosys Foundation USA became more important than ever as schools, teachers and students were among those most impacted by the pandemic. The K-12 community largely switched to remote learning, so the Foundation expanded the newly-launched Pathfinders Online Institute, its free digital learning platform, to provide computer science and maker education for students, teachers and families. It also worked with partner organizations to convene a series of live and on-demand virtual events, such as trainings in common classroom technology tools, and coding and making workshops. The Pathfinders Summer Institute and the Pathfinders Winter Institute, the Foundation's signature residential-style teacher professional development programs, also transitioned to a virtual format. This year, teachers gathered online via a virtual campus to deep-dive into coding, robotics and making curricula. Through Pathfinders, the Foundation trained 700 K-12 teachers who will collectively reach over 45,000 students in the next year. It also continued to support hands-on learning through the #InfyMakers Awards competition and recognized 10 organizations for furthering maker-centered learning.

For more information about the Foundation, visit: http://www.infosys.org/usa.

Infosys Science Foundation

The Infosys Prize, governed by the Infosys Science Foundation (ISF), recognizes stellar research connected to India. The US$ 100,000 prize is given to contemporary scholars for outstanding contributions to fundamental and applied research in Engineering and Computer Science, Humanities, Life Sciences, Mathematical Sciences, Physical Sciences and Social Sciences. The intent of the Prize is twofold – to recognize and encourage extraordinary talent early so they may scale greater heights, and to create role models to inspire Indian students to pursue research.

The current pandemic has served to emphasize the importance of scientific output on societal and economic progress and we are glad to continue highlighting and rewarding some of the most brilliant scientists of our time.

The winners of the 2020 prize were announced in a virtual ceremony on December 2, 2020. They were felicitated by the chief guest, Prof. S.R. Srinivasa Varadhan, Abel Prize winner and Professor, Courant Institute of Mathematical Sciences, New York, US. In his speech, he said, "As the research efforts of most of our scientists impact our daily lives, it places an ethical responsibility on them. The primary responsibility, however, rests collectively with societies, governments and international organizations to regulate and control the harmful side effects of scientific research and discovery."

Prof. Hari Balakrishnan from MIT won the Infosys Prize 2020 for Engineering and Computer Science for his broad contributions to computer networking and mobile and wireless systems. Prof. Prachi Deshpande from the Centre for Studies in Social Sciences, Kolkata won the prize in Humanities for her nuanced and sophisticated treatment of South Asian historiography. The Life Sciences prize was awarded to Prof. Rajan Sankaranarayanan from the Centre for Cellular and Molecular Biology, Hyderabad for his fundamental contributions towards understanding one of the most basic mechanisms in biology. Prof. Sourav Chatterjee from Stanford University won the prize in Mathematical Sciences for his ground-breaking work in probability and statistical physics. Prof. Arindam Ghosh from the Indian Institute of Science, Bengaluru, won the Physical Sciences prize for developing atomically thin two-dimensional semiconductors to build a new generation of functional electronic, thermoelectric and optoelectronic devices. The prize in Social Sciences (Economics) was awarded to Prof. Raj Chetty from Harvard University for his pioneering research in identifying barriers to economic opportunity, and for developing solutions that help people escape poverty towards improved life outcomes.

The winners were chosen by jury panels chaired by: Prof. Arvind from MIT (Engineering and Computer Science); Prof. Akeel Bilgrami from Columbia University (Humanities); Prof Mriganka Sur from MIT (Life Sciences); Prof. Chandrashekhar Khare from the University of California, Los Angeles (Mathematical Sciences); Prof. Shrinivas Kulkarni from Caltech (Physical Sciences); and Prof. Kaushik Basu from Cornell University (Social Sciences).



Top row (L-R): Hari Balakrishnan, Prachi Deshpande, Rajan Sankaranarayanan, Sourav Chatterjee, Arindam Ghosh, Raj Chetty

Bottom row (L-R): Arvind, Akeel Bilgrami, Mriganka Sur, Chandrashekhar Khare, Shrinivas Kulkarni, Kaushik Basu

Visit www.infosys-science-foundation.com to read more.

Risk management committee



D. Sundaram
Chairperson

The risk management committee ("the Committee") comprised six independent directors as on March 31, 2021:

1. D. Sundaram, Chairperson
2. Kiran Mazumdar-Shaw
3. Michael Gibbs
4. Uri Levine
5. Bobby Parikh
6. Chitra Nayak

D.N. Prahlad resigned as independent director effective April 20, 2020. Consequently, he ceased to be the Chairperson and member of the Committee. Effective April 21, 2020, D. Sundaram was appointed as the Chairperson and Uri Levine was appointed as a member of the Committee. Bobby Parikh was inducted as a member of the Committee effective July 16, 2020. Effective March 25, 2021, Chitra Nayak was appointed as a member of the Committee.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to assist the Board in the following:

i. To assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
ii. To monitor and approve the enterprise risk management framework and associated practices of the Company
iii. To periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard
iv. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
v. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
vi. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
vii. To coordinate its activities with the audit committee in instances where there is any overlap with audit activities
viii. To review and reassess the adequacy of the Charter periodically and recommend any proposed changes to the Board for approval
ix. To ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors

Committee governance

The Committee is comprised solely of independent directors and fulfills the requirements of:

- Risk management committee charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee met four times during fiscal 2021.

Composition and attendance for fiscal 2021

94% Attendance

4 Meetings

100% Independence

6 Members

Attendance details of the risk management committee are as follows:

Risk management committee meeting

Name of the directors	Committee meeting dates				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 17, 2020	Jul 14, 2020	Oct 11, 2020	Jan 07, 2021			
D. Sundaram[(1)]	Leave of absence	Attended through video conference	Attended through video conference	Attended through video conference	4	3	75
Kiran Mazumdar-Shaw	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
Michael Gibbs	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
Uri Levine[(2)]	NA	Attended through video conference	Attended through video conference	Attended through video conference	3	3	100
Bobby Parikh[(3)]	NA	NA	Attended through video conference	Attended through video conference	2	2	100
Chitra Nayak[(4)]	NA	NA	NA	NA	0	0	NA
D.N. Prahlad[(5)]	Attended through video conference	NA	NA	NA	1	1	100
% of attendance	75%	100%	100%	100%			

Attended through video conference | Leave of absence | Attended

(1) D. Sundaram was appointed as the Chairperson of the Committee effective April 21, 2020.

(2) Uri Levine was appointed as a member of the Committee effective April 21, 2020.

(3) Bobby Parikh was appointed as a member of the Committee effective July 16, 2020.

(4) Chitra Nayak was appointed as a member of the Committee effective March 25, 2021.

(5) D.N. Prahlad ceased to be the Chairperson of the Committee due to resignation effective April 20, 2020.

Risk management committee charter

The risk management committee charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf.

Cybersecurity sub-committee

The Committee constituted a cybersecurity sub-committee in April 2019. As on March 31, 2021, the cybersecurity sub-committee comprises three members – Michael Gibbs as Chairperson, D. Sundaram and Uri Levine as members. The objective of the sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The sub-committee meets periodically and recommends its findings, if any, to the risk management committee.

Risk management committee report for the year ended March 31, 2021

Activities of the Committee during the year	**Frequency**
Reviewed and approved the Enterprise Risk Management Framework of the Company	A
Reviewed assessment and mitigation of risks arising due to COVID-19, covering areas of employee engagement and safety, business continuity and resilience, cybersecurity, impact on growth, supply chain, financial position, service delivery, productivity of new projects and immigration policies	Q
Reviewed the governance of contractual liabilities	P
Reviewed risks and risk management frameworks related to client counterparty credit risk and revenue concentration	Q
Assessed top risks to the effective execution of the Company's strategy; tracked trend lines of top strategic, operational and compliance-related risks, the likelihood of their occurrence, potential impact and progress of mitigation actions	Q
Reviewed risks in market and client-specific demand environment	P
Reviewed risks and mitigation actions to strategic programs covering sales, cost optimization, automation, employee engagement and retention	P
Reviewed the framework to assess potential risks in client and vendor contracts, approval processes and policies	P
Reviewed service delivery risks in critical client engagements	P
Reviewed the Company's information security and data privacy policies, related system controls, GDPR and similar regulation requirements, risks and progress of mitigation actions	Q
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures	Q
The Committee undertook an annual performance evaluation of its own effectiveness.	A
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval	P

Frequency A Annually Q Quarterly P Periodically

Sd/-

Mumbai
April 07, 2021

D. Sundaram
Chairperson

Risk management report

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners and the community around us – are the foundation for our ERM framework.

The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite.

Our ERM framework encompasses all of the Company's risks, such as strategic, operational, and legal & compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

Strategy and strategy execution	Risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	Risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, business activity disruptions due to natural calamities, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	Risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, codes of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Risk management
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
GOVERNANCE
9-layer governance
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Internal Board of Directors
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Integrated lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.


Enterprise Risk Management program
Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted-risk and credit risk.

Intelligent risk analytics – Live Enterprise

Internal and external risk and performance indicators, loss incidents are used real-time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2021

During fiscal 2021, we extended the adoption of the integrated ERM framework across the organization, strengthening our risk management program with a technology platform and enhancing the risk culture. The risk office played a key role, even as the Company navigated the health and economic crisis, in identifying, assessing and managing primary and secondary risks – so as to ensure the smooth delivery of services to our customers, transparent communication with all the stakeholders, fulfilling our social responsibility while ensuring employee safety and health. Key risks assessed included:

- Progress of execution of strategic programs, specifically progress on localization in the US, increased offshoring effort, large deal engagements, partnering with in-house client organizations, the growth of digital services, demand fulfilment and forecasting, performance of subsidiary businesses
- Business environment, including trend line of key external and internal indicators such as client concentration, client technology spend, growth of top clients and bookings from large engagements
- Client response to the pandemic and consequential impact on our performance
- Business momentum relative to competition in key market segments
- New country risk assessment before business penetration
- Client contract management process and contractual liabilities
- Client creditworthiness and recovery of receivables
- Information security risks (cyberattacks and threat intelligence) and data privacy related risks in GDPR
- Employee engagement and retention
- ESG, or Environmental Social and Governance-related risks
- Operational risk areas, including client service, delivery physical security, capital expenditures on infrastructure, and business continuity management
- Monitoring of key developments in the regulatory and geo-political environment, including Brexit in the UK, and immigration and labor laws in continental Europe, Australia and the US
- Availability of natural resources, such as water and power, and its impact on our operations
- Impact of the COVID-19 pandemic on employee safety and wellbeing, travel, business continuity and operations, service delivery, cybersecurity for remote working, and financial resilience

Details of additional risk factors have been provided under *Management's Discussion and Analysis* section of this Annual Report.

Message from the Chief Risk Officer



"During the fiscal, our enterprise risk management processes were instrumental in keeping the Company focused on the most important priorities toward all our stakeholders. In addition to operational- and compliance-related risks, there was significant assessment of strategic risk areas in an evolving macro environment."

Deepak Padaki

EVP and Group Head – Corporate Strategy, and Chief Risk Officer

Stakeholders relationship committee



D. Sundaram
Chairperson

The stakeholders relationship committee ("the Committee") comprised three independent directors and a whole-time director as on March 31, 2021:

1. D. Sundaram, Chairperson
2. Bobby Parikh
3. U.B. Pravin Rao
4. Chitra Nayak

D. Sundaram was appointed as a member of the Committee effective April 21, 2020. Dr. Punita Kumar-Sinha, on completion of her term, retired as independent director and ceased to be the Chairperson and member of the Committee effective January 13, 2021 and Bobby Parikh was appointed as the Chairperson of the Committee effective January 14, 2021.

Effective March 25, 2021, D. Sundaram was appointed as the Chairperson of the Committee and Chitra Nayak was appointed as a member of the Committee. Further, Bobby Parikh ceased to be the Chairperson of the Committee and continues to be a member of the Committee.

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations and the Nodal Officer to ensure compliance with the IEPF rules.

Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders, debenture holders and other security holders.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

i. Consider and resolve the security holders' concerns or complaints

ii. Monitor and review the investor service standards of the Company

iii. Take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts' briefings or survey of shareholders

iv. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

Committee governance

The Committee comprises three independent directors and a whole-time director and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders relationship committee charter

Stakeholders relationship committee charter

The stakeholders relationship committee charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

Environment, Social and Governance (ESG) Strategy

2020 marked an important milestone in Infosys' sustainability journey. It was the year that the Company became carbon-neutral 30 years ahead of the Paris timeline and won the prestigious UN Climate Action Award under the category: Climate Neutral Now. Commending the efforts of the various teams engaged in making this goal possible, the stakeholders relationship committee of the Board urged the leadership to continue their leadership journey and guided them to frame / articulate an ESG vision and ambitions for the coming decade.

Grievance redressal mechanism

1. Investors can raise their grievances with the Company, RTA, RoC, stock exchanges and SEBI.
2. The Company, with the help of RTA, ensures to resolve the complaints.
3. The status of investor grievance redressal is updated to the Committee and the Board periodically.
4. The Company discloses investor complaints received and resolved with the stock exchanges on a quarterly basis.

The stakeholders relationship committee met four times during fiscal 2021.

Composition and attendance for fiscal 2021

- **100%** Attendance
- **4** Meetings
- **75%** Independence
- **4** Members

Attendance details of the stakeholders relationship committee are as follows:

Stakeholders relationship committee meeting							
Name of the directors	Committee meeting dates 1 Apr 14, 2020	2 Jul 14, 2020	3 Oct 13, 2020	4 Jan 06, 2021	Held during tenure	Attended	% of attendance
D. Sundaram[1]	NA	VC	VC	VC	3	3	100
U.B. Pravin Rao	VC	VC	VC	VC	4	4	100
Bobby Parikh[2]	NA	NA	NA	NA	0	0	NA
Chitra Nayak[3]	NA	NA	NA	NA	0	0	NA
D.N. Prahlad[4]	VC	NA	NA	NA	1	1	100
Dr. Punita Kumar-Sinha[5]	VC	VC	VC	VC	4	4	100
% of attendance	100%	100%	100%	100%			

VC: Attended through video conference; ✓ Attended

(1) D. Sundaram was appointed as a member of the Committee effective April 21, 2020 and Chairperson effective March 25, 2021.

(2) Bobby Parikh was appointed as the Chairperson of the Committee effective January 14, 2021 and ceased to be the Chairperson effective March 25, 2021 and continues to be a member of the Committee.

(3) Chitra Nayak was appointed as a member of the Committee effective March 25, 2021.

(4) D.N. Prahlad ceased to be a member of the Committee due to resignation effective April 20, 2020.

(5) Dr. Punita Kumar-Sinha ceased to be the Chairperson and member of the Committee due to retirement effective January 13, 2021.

4. Stakeholder information

A. Shareholding as on March 31, 2021

Shareholding mode



2019
99.86%
0.14%
2020
99.86%
0.14%
2021
99.87%
0.13%
Dematerialized
Physical

B. Complaints received and resolved during the year ended March 31, 2021

Details of complaints received and resolved



2,507
2,507
1,729
1,729
2,010
2,010
2019
2020
2021
Complaints
Received
Resolved

*Complaints were related to dividend, Annual Report and others

Stakeholders relationship committee report for the year ended March 31, 2021

Activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
Reached out to select investors to engage with them and took their inputs on several matters	P
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed the annual audit report submitted by the independent auditors on the annual internal audit conducted on the RTA operations as mandated by SEBI including the mechanism of investor grievance redressal, compliances stipulated by SEBI and other matters concerning the functioning of the RTA	A
Periodically provided updates to the Board	P
Reviewed the measures taken for effective exercise of voting rights by shareholders	A
Reviewed the adherence to the service standards and security assessment adopted in respect of various services being rendered by the Registrar & Share Transfer Agent	P
The Committee undertook an annual performance evaluation of its own effectiveness.	A
Discussed on Environment Social and Governance (ESG) Strategy	A

Frequency: A Annually, Q Quarterly, P Periodically

Sd/-

Mumbai
April 06, 2021

D. Sundaram
Chairperson

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹ 145 per share, compared to the IPO price of ₹ 95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹ 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹ 10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume.

Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE, respectively, under the symbol "INFY".

Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384
Corporate action

Prior to 1986	1986	1989	1991	1992	1994	1997	1999	2000	2005	2007	2015	2016	2019
	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Stock Split	Bonus	Bonus	Bonus	Bonus	Bonus
	1:1	1:1	1:1	1:1	1:1	1:1	1:1	2:1	3:1	1:1	1:1	1:1	1:1

Note: The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Dividend for fiscal 2021

	Dividend cycle	Record date	Payout date
₹ 12.00	Interim 2020-21	Oct 26, 2020	Nov 11, 2020
₹ 15.00	Final 2020-21	Jun 01, 2021	Jun 25, 2021

Total Dividend ₹ 27.00

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended, mandates that companies transfer dividend that has remained unclaimed / un-encashed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[(1)]	Date of declaration	Due date for transfer	Amount (₹)[(2)]
2013-2014	Final	43.00	June 14, 2014	July 19, 2021	1,22,21,675
2014-2015	Interim	30.00	October 10, 2014	November 14, 2021	85,26,330
2014-2015	Final	29.50	June 22, 2015	July 23, 2022	1,55,87,210
2015-2016	Interim	10.00	October 12, 2015	November 17, 2022	1,13,44,190
2015-2016	Final	14.25	June 18, 2016	July 17, 2023	1,67,75,827
2016-2017	Interim	11.00	October 14, 2016	November 19, 2023	1,46,99,608
2016-2017	Final	14.75	June 24, 2017	July 25, 2024	2,30,43,438
2017-2018	Interim	13.00	October 24, 2017	November 24, 2024	2,45,73,354
2017-2018	Final and Special	30.50	June 23, 2018	July 24, 2025	5,20,40,651
2018-2019	Interim	7.00	October 16, 2018	November 14, 2025	2,20,88,788
2018-2019	Special	4.00	January 11, 2019	February 10, 2026	1,34,84,448
2018-2019	Final	10.50	June 22, 2019	July 21, 2026	3,12,32,859
2019-2020	Interim	8.00	October 11, 2019	November 11, 2026	2,57,06,561
2019-2020	Final	9.50	June 27, 2020	July 28, 2027	2,99,24,729
2020-2021	Interim	12.00	October 14, 2020	November 17, 2027	3,46,95,270

(1) Not adjusted for bonus issue

(2) Amount unclaimed as on March 31, 2021

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to IEPF, including all benefits accruing on such shares, if any, can be claimed from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF (₹)
2020-21	Interim 2013-14	October 18, 2013	November 24, 2020	80,44,220
2020-21	Final 2012-13	June 15, 2013	July 20, 2020	95,13,423
2019-20	Interim 2012-13	October 12, 2012	November 19, 2019	67,14,375
2019-20	Final 2011-12	June 09, 2012	July 19, 2019	1,23,64,864
2018-19	Interim 2011-12	October 12, 2011	November 16, 2018, March 26, 2019[(1)]	69,18,540
2018-19	Final 2010-11	June 11, 2011	July 16, 2018	68,70,340

(1) The amounts transferred during the year to IEPF also include bank credits received pursuant to the cancellation of demand drafts beyond the validity period. The banks have cancelled the issued demand draft in accordance with the SEBI circular dated April 20, 2018 on "Strengthening the Guidelines and Raising Industry Standards for RTA, Issuer companies & Banker to an issue". Apart from the above, the Company has also transferred ₹16,31,056 during fiscal 2019, pertaining to previous years.

Shares transferred to IEPF

During the year, the Company transferred 15,138 and 1,126 shares on August 21, 2020 and December 18, 2020, respectively, due to the dividends being unclaimed for seven consecutive years, in accordance with IEPF rules. During the year, the Company received applications from shareholders for claiming shares from IEPF. The IEPF has settled applications pertaining to 25,756 shares to respective shareholders. IEPF holds 2,74,995 shares as on March 31, 2021 on account of transfer of shares under IEPF Rules. During the year, the Company also transferred ₹59,99,134 as corporate benefits (dividend) arising on shares already transferred to IEPF.

Schedule of events

40th Annual General Meeting

Date and time
June 19, 2021, Saturday, 4:00 p.m. IST

Mode
Video conference and other audio-visual means

Participation through video-conferencing
https://agm.onwingspan.com/InfosysAGM

Webcast and transcripts
https://www.infosys.com/Investors/

E-voting dates
June 14 -18, 2021

Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2021-22 are as given below:

Quarter ending	Trading window closure	Board meeting and earnings release date
Jun 30, 2021	Jun 16, 2021 to Jul 16, 2021	Jul 14, 2021
Sep 30, 2021	Sep 16, 2021 to Oct 15, 2021	Oct 13, 2021
Dec 31, 2021	Dec 16, 2021 to Jan 14, 2022	Jan 12, 2022
Mar 31, 2022	Mar 16, 2022 to Apr 15, 2022	Apr 13, 2022

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish their email address, bank account details and mobile number with the Company's RTA, at einward.ris@kfintech.com. Updating all the relevant information will enable shareholders to receive dividends and communications on time.

Investor conferences / events held in fiscal 2021

Infosys holds press meet and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The details of these are sent to the stock exchanges, as well as updated on the website. In addition, Infosys held an analyst meet virtually in Q3 FY21, which was broadcast live on our website. Infosys also participates in various sell-side / broker-arranged investor conferences where the Management interacts with investors in 1x1 or group meetings. The details of such participation are sent to the exchanges as well as updated on the website.



4
1
3
Q1
12
1
11
Q2
11
2
9
Q3
8
1
7
Q4
Conferences
Company events

Investor grievances and investor contacts

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the entire Board. The stakeholders relationship committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Private Limited at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. The addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges are provided at the end of the Annual Report.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 234 locations in more than 50 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2021.pdf for details related to our global locations.

Legal proceedings

There are certain pending cases related to disputes over title to company shares, in which Infosys has been made party only as a proforma defendant / respondent. However, these cases are not material in nature.

Commodity price risk, foreign exchange risk and hedging activities

The Company had no exposure to commodity and commodity risks in fiscal 2021. For details of foreign exchange risk and hedging activities, please refer to the *Management's discussion and analysis*.

Share capital


425,89,92,566
Holding as on March 31, 2020
16,68,280
ESOP Allotment
Holding as on March 31, 2021
426,06,60,846

Category-wise shareholding as on March 31, 2021


32.67%
139,19,40,912
Foreign Portfolio Investors
17.19%
73,24,89,890
American Depositary Receipts
Total number of shares
426,06,60,846
13.24%
56,40,57,211
Mutual Funds
4.34%
18,53,66,346
Others
12.95%
55,16,82,338
Promoters & Promoter Group
9.52%
40,54,26,435
Insurance Companies
10.09%
42,96,97,714
Resident Individuals (Public)

Shareholders holding more than 1% of the shares as on March 31, 2021

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2021 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	5.87%	25,00,63,497
SBI Mutual Fund	2.67%	11,39,18,469
ICICI Prudential Mutual Fund	1.54%	6,55,34,808
Government of Singapore	1.47%	6,27,18,130
HDFC Mutual Fund	1.38%	5,87,41,622
ICICI Prudential Life Insurance Company Limited	1.23%	5,22,42,417
NPS Trust	1.20%	5,11,01,983
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.16%	4,94,59,292
Government Pension Fund Global	1.16%	4,92,73,343
UTI Mutual Fund	1.14%	4,87,09,519
Vanguard Total International Stock Index Fund	1.06%	4,50,88,584

Distribution of shareholding as on March 31, 2021

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	80,251	5.45%	0.00%	80,251
2-10	3,98,462	27.06%	0.06%	24,47,171
11-50	4,65,898	31.64%	0.32%	1,34,55,847
51-100	2,03,720	13.84%	0.38%	1,61,99,951
101-200	1,44,251	9.80%	0.52%	2,22,00,522
201-500	1,00,836	6.85%	0.77%	3,28,06,929
501-1,000	38,839	2.64%	0.66%	2,81,68,405
1,001-5,000	28,148	1.91%	1.37%	5,85,66,792
5,001-10,000	4,527	0.31%	0.75%	3,19,54,820
10,001 and above	7,380	0.50%	95.17%	405,47,80,158
Total	14,72,312	100.00%	100.00%	426,06,60,846

Dematerialization of shares and liquidity



% to total equity
99.87%
0.13%

	Number of shareholders [1]	Number of shares
Total	14,72,312	426,06,60,846
Demat mode	14,71,992	425,51,32,360
Physical mode	320	55,28,486

Demat mode   Physical mode

(1) The number of shareholders based on demat account is 14,72,312 and based on PAN is 14,09,782 as end of March 31, 2021. There will be a difference in the number of shareholders based on demat and PAN, since shareholders can have multiple demat accounts under a single PAN.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY US

The listing fees for fiscal 2021 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

Stock market data relating to shares listed in India and NYSE

Our market capitalization is included in the computation of the S&P BSE Sensex (Sensex), the NIFTY 50 Index, NYSE Composite Index and Dow Jones Sustainability Indices (DJSI), among others.

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

2020-21	BSE			NSE			Volume
Months	High (₹)	Low (₹)	Volume A (No.)	High (₹)	Low (₹)	Volume B (No.)	(A+B) (No.)
April	719.80	582.35	80,59,323	720.00	582.15	20,35,41,203	21,16,00,526
May	709.90	647.00	58,80,049	710.00	646.70	18,06,08,261	18,64,88,310
June	750.90	675.05	1,00,75,342	751.60	675.50	24,08,15,374	25,08,90,716
July	986.00	730.00	1,63,97,506	986.45	729.75	39,71,06,164	41,35,03,670
August	974.55	915.75	68,11,112	974.40	914.60	15,50,93,291	16,19,04,403
September	1,037.10	912.60	1,05,95,786	1,037.00	912.10	23,24,00,643	24,29,96,429
October	1,185.00	1,011.90	1,35,08,144	1,186.00	1,011.75	28,49,95,489	29,85,03,633
November	1,154.90	1,051.00	1,06,09,941	1,154.90	1,051.10	20,85,43,153	21,91,53,094
December	1,265.00	1,105.55	1,15,29,589	1,258.85	1,105.05	20,57,93,830	21,73,23,419
January	1,392.70	1,231.15	1,64,50,656	1,392.80	1,231.00	20,67,14,641	22,31,65,297
February	1,331.85	1,230.00	97,34,554	1,332.00	1,241.00	13,58,80,762	14,56,15,316
March	1,406.25	1,259.70	76,02,453	1,406.00	1,259.00	17,07,97,260	17,83,99,713
Total			12,72,54,455			262,22,90,071	274,95,44,526

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2020-21	4	74	78
2019-20	4	66	70
2018-19	4	57	61

Note: The number of shares outstanding was 352,81,70,956 as of March 31, 2021. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2020-21	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	9.51	7.46	713.25	565.62	23,71,40,661
May	9.41	8.37	713.37	632.52	19,81,54,514
June	9.72	8.84	734.05	669.72	22,20,78,708
July	12.99	9.53	971.65	719.61	29,79,99,960
August	13.03	12.52	973.08	937.75	15,91,45,540
September	13.94	12.20	1028.77	895.48	17,31,53,376
October	16.62	13.57	1219.74	998.21	28,20,84,986
November	15.60	14.17	1153.62	1054.25	14,72,08,043
December	17.03	15.17	1243.87	1119.55	16,92,86,455
January	19.07	16.88	1394.78	1231.73	18,65,46,081
February	18.16	16.94	1321.32	1237.81	14,45,51,810
March	19.37	17.38	1402.97	1274.13	21,48,64,988
Total					243,22,15,122

Note: 1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2021 was 73,24,89,890. The percentage of volume traded for the year at NYSE, to the total float was 332%.

ADS premium compared to price quoted on NSE



(₹)
(%)
1,400
1,200
1,000
800
600
400
200
-
5.0
3.0
1.0
-1.0
-3.0

	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
ADS(₹)	646.52	679.64	703.44	864.81	946.69	970.90	1,097.34	1,107.96	1,178.97	1,312.86	1,282.48	1,353.98
Equity(₹)	644.86	677.82	710.80	860.25	950.87	972.64	1,101.45	1,110.71	1,184.40	1,316.97	1,283.76	1,349.14
Premium/ (Discount)	0.3%	0.3%	-1.0%	0.5%	-0.4%	-0.2%	-0.4%	-0.2%	-0.5%	-0.3%	-0.1%	0.4%

Note: Represents monthly average of closing prices of our ADSs listed on NYSE compared to monthly average of closing prices of our equity shares listed on NSE.

Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2021, there were 1,07,876 record holders of ADRs evidencing 73,24,89,890 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty 50 index



260
220
180
140
100
60
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Infosys
NIFTY 50

Note: Infosys share price and NSE Nifty 50 index values on April 1, 2020 have been baselined to 100.

Infosys share price versus the S&P BSE Sensex (Sensex)



260
220
180
140
100
60
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Infosys
BSE Sensex

Note: Infosys share price and Sensex values on April 1, 2020 have been baselined to 100.

Credit ratings

During the year, Moody's changed the rating on Infosys to Baa1 from A3 following the downgrade of India's sovereign rating to Baa3 from Baa2. There has been no change in credit ratings from Standard & Poor's, Dun & Bradstreet and CRISIL during the year.

Rating agency	Rating	Outlook
Moody's	Baa1	Negative
Standard & Poor's	A-	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/ The reports contain select financial data extracted from the audited condensed consolidated financial statements under the IFRS (INR), and audited condensed consolidated financial statements under the IFRS (USD). In light of difficulties posed by COVID-19 pandemic, SEBI vide various circulars relaxed the requirement of publishing financial results in the newspapers. However, the Company ensured publishing the financial results for the benefit of the stakeholders. The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- The shareholders can also access the details of corporate governance policies, Board committee charters, Memorandum and Articles of Association, financial information, shareholding information, details of withheld taxes on dividend, details of unclaimed dividends and shares transferred / liable to transfer to IEPF, etc. on the Company's website.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There were no regulatory orders pertaining to the Company for fiscal 2021.

CEO and CFO certification

As required by the Listing Regulations, the *CEO and CFO certification* is provided in this Annual Report.

Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2021. A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the *CEO and CFO certification*.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. During the year, no person was denied access to the audit committee.

Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed of and pending during the financial year pertaining to sexual harassment are provided in the *Business responsibility report* of this Annual Report.

Prevention of insider trading

During the year, the Company has amended the Code of Conduct for prohibition of insider trading and Code on fair disclosure and investor relations effective January 13, 2021 in line with the SEBI (Prohibition of Insider Trading) (Amendment) Regulations, 2020. The policy and procedures for inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code of Conduct for prohibition of insider trading.

General body meetings / postal ballots

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2020	39th AGM: June 27, 2020 at 4 p.m. IST	Held through Video conferencing / other Audio visual means	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2020/agm-2020-transcript.pdf
March 31, 2019	38th AGM: June 22, 2019 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	1. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan 2. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan 3. Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	https://www.infosys.com/investors/news-events/annual-general-meeting/2019.html
March 31, 2018	37th AGM: June 23, 2018 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2018.html

Participation and voting at 40th AGM

Pursuant to the General Circular numbers 20/2020, 14/2020, 17/2020, 39/2020 and 02/2021 issued by the Ministry of Corporate Affairs and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 issued by SEBI, the 40th AGM of the Company will be held through video-conferencing and other audio visual means, the detailed instructions for participation and voting at the meeting is available in the notice of the 40th AGM.

Postal ballot

During the year, the Company did not pass any special resolution through postal ballot. The details of the previous postal ballots are available on the website, at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the audit committee
- The Company has appointed one of its independent directors voluntarily on the Board of its non-material subsidiary.

Management review and responsibility

Board interaction with clients, employees, institutional investors, governments and the media

The Chairman, the CEO & MD, the COO, the CFO, the Presidents and the Deputy CFO represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD, the COO, the CFO and the Presidents manage interactions with clients and employees and the investor relations team represents the Company in interactions with investors. The other authorized media spokespersons for business-specific matters include the functional heads and identified subject matter experts.

Certification from Company Secretary in Practice

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as *Annexure A*.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

Annexure A: Certificate from Company Secretary in Practice

CERTIFICATE

(Pursuant to clause 10 of Part C of Schedule V of LODR)

In pursuance of sub-clause (i) of clause 10 of Part C of Schedule V of The Securities and Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (LODR); in respect of Infosys Limited (CIN:L85110KA1981PLC013115) I hereby certify that:

On the basis of the written representation / declaration received from the directors and taken on record by the Board of Directors, as on March 31, 2021, none of the directors on the board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority.

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries
FCS:1325 / C.P.No: 640
UDIN: F001325C000031267

Place: Bengaluru
Date: April 14, 2021

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Nilanjan Roy, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2021, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the *Board's report* for the year ended March 31, 2021.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.

7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

	Sd/-	Sd/-
Bengaluru	Salil Parekh	Nilanjan Roy
April 14, 2021	*Chief Executive Officer and Managing Director*	*Chief Financial Officer*

Standalone financial statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2021

Index

A Independent Auditor's Report 149

B Balance Sheet 157

C Statement of Profit and Loss 159

D Statement of Changes in Equity 161

E Statement of Cash Flows 164

F Overview and notes to the financial statements 166

1. Overview
   - 1.1 Company overview 166
   - 1.2 Basis of preparation of financial statements 166
   - 1.3 Use of estimates and judgments 166
   - 1.4 Critical accounting estimates and judgments 166
2. Notes to financial statements
   - 2.1 Property, plant and equipment 167
   - 2.2 Goodwill and other intangible assets 170
   - 2.3 Leases 171
   - 2.4 Investments 173
   - 2.5 Loans 179
   - 2.6 Other financial assets 179
   - 2.7 Trade receivables 180
   - 2.8 Cash and cash equivalents 180
   - 2.9 Other assets 180
   - 2.10 Financial instruments 180
   - 2.11 Equity 187
   - 2.12 Other financial liabilities 193
   - 2.13 Trade payables 193
   - 2.14 Other liabilities 193
   - 2.15 Provisions 193
   - 2.16 Income taxes 194
   - 2.17 Revenue from operations 196
   - 2.18 Other income, net 199
   - 2.19 Expenses 200
   - 2.20 Employee benefits 200
   - 2.21 Reconciliation of basic and diluted shares used in computing earning per share 203
   - 2.22 Contingent liabilities and commitments 204
   - 2.23 Related party transactions 204
   - 2.24 Corporate social responsibility 210
   - 2.25 Segment reporting 210
   - 2.26 Function-wise classification of Statement of Profit and Loss 211

Independent Auditor's Report

To the members of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the "Company"), which comprise the Balance Sheet as at March 31, 2021, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2021 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the products or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.4 and 2.17 to the Standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.4 and 2.17 to the Standalone financial statements
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe

these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   (a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

   (b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

   (c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

   (d) In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

   (e) On the basis of the written representations received from the directors as on March 31, 2021 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2021 from being appointed as a director in terms of Section 164(2) of the Act

   (f) With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls over financial reporting.

   (g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

   In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act

   (h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

      ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

      iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

2. As required by the Companies (Auditor's Report) Order, 2016 ("the Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner

Place: Mumbai
Date: April 14, 2021

(Membership No.039826)
UDIN: 21039826AAAACR7067

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1 (f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (the "Company") as of March 31, 2021 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Management of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2021, based on the criteria for internal financial control over financial reporting established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants

(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner

(Membership No.039826)

UDIN: 21039826AAAACR7067

Place: Mumbai
Date: April 14, 2021

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

i. In respect of the Company's fixed assets:

  (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

  (b) The Company has a program of verification to cover all the items of fixed assets in a phased manner which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain fixed assets were physically verified by the management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

  (c) According to the information and explanations given to us, the records examined by us and based on the examination of the conveyance deeds / registered sale deed provided to us, we report that, the title deeds, comprising all the immovable properties of land and buildings which are freehold, are held in the name of the Company as at the balance sheet date.

ii. The Company is in the business of providing software services and does not have any physical inventories. Accordingly, reporting under clause 3 (ii) of the Order is not applicable to the Company.

iii. According to the information and explanations given to us, the Company has granted unsecured loans to four bodies corporate, covered in the register maintained under section 189 of the Companies Act, 2013, in respect of which:

  (a) The terms and conditions of the grant of such loans are, in our opinion, prima facie, not prejudicial to the Company's interest.

  (b) The schedule of repayment of principal and payment of interest has been stipulated and repayments or receipts of principal amounts and interest have been regular as per stipulations.

  (c) There is no overdue amount remaining outstanding as at the year-end.

iv. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 185 and 186 of the Act in respect of grant of loans, making investments and providing guarantees and securities, as applicable. There were no loans granted during the year under Section 185 of the Act.

v. The Company has not accepted deposits during the year and does not have any unclaimed deposits as at March 31, 2021 and therefore, the provisions of the clause 3 (v) of the Order are not applicable to the Company.

vi. The maintenance of cost records has not been specified by the Central Government under section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Thus reporting under clause 3(vi) of the order is not applicable to the Company.

vii. According to the information and explanations given to us, in respect of statutory dues:

  (a) The Company has generally been regular in depositing undisputed statutory dues, including Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

  (b) There were no undisputed amounts payable in respect of Provident Fund, Employees' State Insurance, Income Tax, Goods and Service Tax, Customs Duty, Cess and other material statutory dues in arrears as at March 31, 2021 for a period of more than six months from the date they became payable.

  (c) Details of dues of Income Tax, Sales Tax, Service Tax, Excise Duty, Value Added Tax and Goods and Service Tax which have not been deposited as at March 31, 2021 on account of dispute are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ Crores
The Income Tax Act, 1961	Income Tax	Appellate Tribunal[1]	A.Y. 2012-13 and A.Y. 2016-17	1,030
	Income Tax	Income Tax Authority upto Commissioner's Level	A.Y. 2008-09 to A.Y. 2011-12; A.Y. 2013-14 to A.Y. 2016-17 and A.Y. 2018-19 to A.Y. 2021-22	1,053
Finance Act, 1994	Service Tax	Appellate Tribunal[2]	F.Y. 2004-05 to F.Y.2014-15	60
Central Excise Act, 1944	Excise Duty	Supreme Court[2]	F.Y. 2005-06 to F.Y. 2015-16	68
	Excise Duty	Appellate Tribunal	F.Y. 2015-16	–*
Customs Act, 1962	Custom Duty and Interest	Specified Officer of SEZ	F.Y. 2008 -09 to F.Y. 2011-12	5
Sales Tax Act and VAT Laws	Sales Tax and interest	High Court	F.Y. 2007-08	–*
	Sales Tax and interest	Appellate Authority upto Commissioner's Level[2]	F.Y. 2006-07 to F.Y. 2010-11 and F.Y. 2014-15 to F.Y. 2016-17	21
Central sales tax act, 1956	Central sales tax	Appellate Authority upto Commissioner's Level	F.Y. 2016-17	–*
Goods and Service tax Act, 2017	Goods and Service tax	Appellate Authority upto Commissioner's Level	F.Y. 2019-20	6

(1) In respect of A.Y. 2012-13, stay order has been granted against the amount of ₹1,029 crore disputed and not been deposited.

(2) Stay order has been granted.

* Less than ₹1 crore.

viii. The Company has not taken any loans or borrowings from financial institutions, banks and government or has not issued any debentures. Hence reporting under clause 3 (viii) of the Order is not applicable to the Company.

ix. The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) or term loans and hence reporting under clause 3 (ix) of the Order is not applicable to the Company.

x. To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company or no material fraud on the Company by its officers or employees has been noticed or reported during the year.

xi. In our opinion and according to the information and explanations given to us, the Company has paid/provided managerial remuneration in accordance with the requisite approvals mandated by the provisions of section 197 read with Schedule V to the Act.

xii. The Company is not a Nidhi Company and hence reporting under clause 3 (xii) of the Order is not applicable to the Company.

xiii. In our opinion and according to the information and explanations given to us, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. During the year, the Company has not made any preferential allotment or private placement of shares or fully or partly paid convertible debentures and hence reporting under clause 3 (xiv) of the Order is not applicable to the Company.

xv. In our opinion and according to the information and explanations given to us, during the year the Company has not entered into any non-cash transactions with its Directors or persons connected to its directors and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. The Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 21039826AAAACR7067

Place: Mumbai
Date: April 14, 2021

Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31,	
		2021	2020
Assets			
Non-current assets			
Property, plant and equipment	2.1	10,930	11,092
Right-of-use assets	2.3	3,435	2,805
Capital work-in-progress		906	945
Goodwill	2.2	167	29
Other intangible assets	2.2	67	48
Financial assets			
Investments	2.4	22,118	13,916
Loans	2.5	30	298
Other financial assets	2.6	613	613
Deferred tax assets (net)	2.16	955	1,429
Income tax assets (net)	2.16	5,287	4,773
Other non-current assets	2.9	1,149	1,273
Total non-current assets		45,657	37,221
Current assets			
Financial assets			
Investments	2.4	2,037	4,006
Trade receivables	2.7	16,394	15,459
Cash and cash equivalents	2.8	17,612	13,562
Loans	2.5	229	307
Other financial assets	2.6	5,226	4,398
Other current assets	2.9	6,784	6,088
Total current assets		48,282	43,820
Total assets		93,939	81,041

Balance Sheet (contd.)

Particulars	Note no.	As at March 31,	
		2021	2020
Equity and liabilities			
Equity			
Equity share capital	2.11	2,130	2,129
Other equity		69,401	60,105
Total equity		71,531	62,234
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	3,367	2,775
Other financial liabilities	2.12	259	49
Deferred tax liabilities (net)	2.16	511	556
Other non-current liabilities	2.14	649	207
Total non-current liabilities		4,786	3,587
Current liabilities			
Financial liabilities			
Trade payables	2.13		
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,562	1,529
Lease liabilities	2.3	487	390
Other financial liabilities	2.12	8,359	7,936
Other current liabilities	2.14	4,816	3,557
Provisions	2.15	661	506
Income tax liabilities (net)	2.16	1,737	1,302
Total current liabilities		17,622	15,220
Total equity and liabilities		93,939	81,041

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Statement of Profit and Loss

in ₹ crore except equity share and per equity share data

Particulars	Note no.	Year ended March 31,	
		2021	2020
Revenue from operations	2.17	85,912	79,047
Other income, net	2.18	2,467	2,700
Total income		88,379	81,747
Expenses			
Employee benefit expenses	2.19	45,179	42,434
Cost of technical sub-contractors		9,528	8,447
Travel expenses		484	2,241
Cost of software packages and others	2.19	2,058	1,656
Communication expenses		464	381
Consultancy and professional charges		999	1,066
Depreciation and amortization expense	2.1 & 2.2.2 & 2.3	2,321	2,144
Finance cost	2.3	126	114
Other expenses	2.19	2,743	2,787
Total expenses		63,902	61,270
Profit before tax		24,477	20,477
Tax expense			
Current tax	2.16	6,013	5,235
Deferred tax	2.16	416	(301)
Profit for the year		18,048	15,543

Statement of Profit and Loss (contd.)

Particulars	Note no.	Year ended March 31, 2021	Year ended March 31, 2020
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.16 & 2.20	148	(184)
Equity instruments through other comprehensive income, net	2.4 & 2.16	120	(31)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10 & 2.16	25	(36)
Fair value changes on investments, net	2.4 & 2.16	(102)	17
Total other comprehensive income / (loss), net of tax		191	(234)
Total comprehensive income for the year		18,239	15,309
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		42.37	36.34
Diluted (₹)		42.33	36.32
Weighted average equity shares used in computing earnings per equity share			
Basic	2.21	425,94,38,950	427,70,30,249
Diluted	2.21	426,30,92,514	427,98,08,826

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Statement of Changes in Equity for the year ended March 31, 2020

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116[1] *(Refer to Note 2.3)*	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the year ended March 31, 2020													
Profit for the year	–	–	15,543	–	–	–	–	–	–	–	–	–	15,543
Remeasurement of the net defined benefit liability / asset[1]	–	–	–	–	–	–	–	–	–	–	–	(184)	(184)
Equity instruments through other comprehensive income[1] *(Refer to Notes 2.4 and 2.16)*	–	–	–	–	–	–	–	–	–	(31)	–	–	(31)
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)
Fair value changes on investments, net[1] *(Refer to Notes 2.4 and 2.16)*	–	–	–	–	–	–	–	–	–	–	–	17	17
Total comprehensive income for the year	–	–	15,543	–	–	–	–	–	–	(31)	(36)	(167)	15,309
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,464)	–	–	2,464	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,036	–	–	(1,036)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	(50)	–	–	–	–	50	–	–	–	–
Transfer on account of exercise of stock options *(Refer to Note 2.11)*	–	119	–	–	(119)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	–	2	–	–	–	–	–	–	–	–	–	–	2
Effect of modification of equity-settled share-based payment awards to cash-settled awards *(Refer to Note 2.11)*	–	–	(9)	–	(48)	–	–	–	–	–	–	–	(57)
Share-based payment to employees *(Refer to Note 2.11)*	–	–	–	–	238	–	–	–	–	–	–	–	238
Reserves on common controlled transactions	–	–	–	–	–	–	–	(137)	–	–	–	–	(137)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	9

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(49)	–	(4,717)	(1,494)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback[1] *(Refer to Note 2.11)*	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)
Dividends (including dividend distribution tax)	–	–	(9,553)	–	–	–	–	–	–	–	–	–	(9,553)
Balance as at March 31, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234

Statement of Changes in Equity for the year ended March 31, 2021

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Balance as at April 1, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234
Changes in equity for the year ended March 31, 2021													
Profit for the year	–	–	18,048	–	–	–	–	–	–	–	–	–	18,048
Remeasurement of the net defined benefit liability / asset[1]	–	–	–	–	–	–	–	–	–	–	–	148	148
Equity instruments through other comprehensive income[1] *(Refer to Notes 2.4 and 2.16)*	–	–	–	–	–	–	–	–	–	120	–	–	120
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	25	–	25
Fair value changes on investments, net[1] *(Refer to Notes 2.4 and 2.16)*	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)
Total comprehensive income for the year	–	–	18,048	–	–	–	–	–	–	120	25	46	18,239
Transfer to general reserve	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(3,204)	–	–	3,204	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	967	–	–	(967)	–	–	–	–	–	–	–
Transfer on account of exercise of stock options *(Refer to Note 2.11)*	–	260	–	–	(260)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	3	(3)	–	–	–	–	–	–	–	–

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Capital reserve		Capital redemption reserve	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
							Capital reserve	Other reserves[3]					
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	1	8	–	–	–	–	–	–	–	–	–	–	9
Effect of modification of share-based payment awards	–	–	–	–	85	–	–	–	–	–	–	–	85
Employee stock compensation expense *(Refer to Note 2.11)*	–	–	–	–	253	–	–	–	–	–	–	–	253
Income tax benefit arising on exercise of stock options	–	45	–	–	–	–	–	–	–	–	–	–	45
Reserves recorded upon business transfer under common control *(Refer to Note 2.4.1)*	–	–	–	–	–	–	–	(176)	–	–	–	–	(176)
Dividends	–	–	(9,158)	–	–	–	–	–	–	–	–	–	(9,158)
Balance as at March 31, 2021	2,130	581	57,518	1,663	372	6,144	54	2,906	111	169	10	(127)	71,531

[1] net of tax

[2] The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1) (ii) of Income-tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

[3] Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note no.	Year ended March 31,	
		2021	2020
Cash flow from operating activities			
Profit for the year		18,048	15,543
Adjustments to reconcile net profit to net cash provided by operating activities			
Depreciation, amortization and provision for impairment	2.1 & 2.2 & 2.3 & 2.24	2,604	2,144
Income tax expense	2.16	6,429	4,934
Impairment loss recognized / (reversed) under expected credit loss model		152	127
Finance cost	2.3	126	114
Interest and dividend income		(1,795)	(1,502)
Stock compensation expense		297	226
Other adjustments		(47)	(248)
Exchange differences on translation of assets and liabilities, net		(32)	17
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(1,414)	(3,621)
Loans, other financial assets and other assets		(684)	319
Trade payables	2.12	(5)	(75)
Other financial liabilities, other liabilities and provisions		2,284	1,475
Cash generated from operations		25,963	19,453
Income taxes paid		(6,061)	(3,881)
Net cash generated by operating activities		19,902	15,572
Cash flow from investing activities			
Expenditure on property, plant and equipment and intangibles		(1,720)	(3,063)
Deposits placed with corporations		(183)	(112)
Loans to employees		–	(2)
Loan given to subsidiaries		(76)	(1,210)
Loan repaid by subsidiaries		328	444
Proceeds from redemption of debentures		623	286
Investment in subsidiaries		(1,530)	(1,338)
Payment towards business transfer		(237)	–
Proceeds from liquidation of a subsidiary		173	–
Payment of contingent consideration pertaining to acquisition		(125)	(6)
Redemption of escrow pertaining to buyback		–	257
Other receipts		49	46
Payments to acquire investments			
Preference, equity securities and others		–	(41)
Liquid mutual fund units and fixed maturity plan securities		(31,814)	(30,500)
Tax-free bonds and government bonds		(318)	(11)
Certificates of deposit		–	(876)
Non-convertible debentures		(3,398)	(733)
Government securities		(7,346)	(1,561)
Others		(13)	(2)
Proceeds on sale of investments			
Preference and equity securities		73	–
Liquid mutual fund units and fixed maturity plan securities		32,996	30,332
Tax-free bonds and government bonds		–	12
Non-convertible debentures		944	1,788
Certificates of deposit		900	2,175
Commercial paper		–	500

Particulars	Note no.	Year ended March 31,	
		2021	2020
Government securities		2,704	1,673
Others		–	9
Interest received		1,340	1,817
Dividend received from subsidiary		321	–
Net cash (used in) / from investing activities		(6,309)	(116)
Cash flow from financing activities			
Payment of lease liabilities	2.2	(420)	(364)
Buyback of equity shares including transaction cost		–	(7,478)
Shares issued on exercise of employee stock options		9	2
Payment of dividends (including dividend distribution tax)		(9,155)	(9,551)
Net cash used in financing activities		(9,566)	(17,391)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		23	(54)
Net increase / (decrease) in cash and cash equivalents		4,027	(1,935)
Cash and cash equivalents at the beginning of the period	2.7	13,562	15,551
Cash and cash equivalents at the end of the period		17,612	13,562
Supplementary information			
Restricted cash balance	2.7	154	101

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Overview and notes to the standalone financial statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The standalone financial statements are approved for issue by the Company's Board of Directors on April 14, 2021.

1.2 Basis of preparation of financial statements

These standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the standalone financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the standalone financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 ("COVID-19")

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these standalone financial statements including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involve significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contracts is recognized ratably using the percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress

towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes 2.16 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (refer to Note. 2.1).

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys' operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Company has concluded that no material changes are required to lease period relating to the existing lease contracts (refer to Note 2.3).

e. Allowance for credit losses on receivables and unbilled revenue

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building[(1)]	22-25 years
Plant and machinery[(1)(2)]	5 years
Office equipment	5 years
Computer equipment[(1)]	3-5 years
Furniture and fixtures[(1)]	5 years
Vehicles[(1)]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

(2) Includes a solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are

recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Land – Freehold	Buildings(1)(2)	Plant and machinery(2)	Office equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,316	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Additions	82	508	113	110	975	92	134	1	2,015
Additions through Business transfer *(Refer to Note 2.3.1)*	–	–	–	–	6	–	2	–	8
Deletions	(1)	–	(10)	(9)	(141)	(15)	(17)	–	(193)
Gross carrying value as at March 31, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Accumulated depreciation as at April 1, 2020	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Depreciation	–	(346)	(273)	(112)	(804)	(202)	(145)	(6)	(1,888)
Provision for impairment *(Refer to Note 2.24)*	–	–	(283)	–	–	–	–	–	(283)
Accumulated depreciation on deletions	–	–	9	8	131	14	17	–	179
Accumulated depreciation as at March 31, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Carrying value as at April 1, 2020	1,316	5,924	985	307	1,493	629	421	17	11,092
Carrying value as at March 31, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings[(1)(2)]	Plant and machinery[(2)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	11	–	968	428	159	765	427	270	7	3,035
Reclassification on account of adoption of Ind AS 116 *(Refer to Note 2.3)*	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	(2)	(3)	(127)	(6)	(15)	(1)	(154)
Gross carrying value as at March 31, 2020	1,316	–	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–	–	(317)	(293)	(118)	(718)	(213)	(110)	(6)	(1,775)
Reclassification on account of adoption of Ind AS 116 *(Refer to Note 2.3)*	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–	–	–	2	3	126	6	15	1	153
Accumulated depreciation as at March 31, 2020	–	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at March 31, 2020	1,316	–	5,924	985	307	1,493	629	421	17	11,092

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	186	98	88
	186	91	95
Plant and machinery	30	30	–
	30	30	–
Furniture and fixtures	24	24	–
	24	24	–
Computer equipment	3	3	–
	3	3	–
Office equipment	16	16	–
	16	16	–

in ₹ crore

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Aggregate depreciation charged on above assets	7	11
Rental income from subsidiaries	53	58

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

A summary of changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Carrying value at the beginning	29	29
Goodwill on business transfer *(Refer to Note 2.4.1)*	138	–
Translation differences	–	–
Carrying value at the end	167	29

The allocation of goodwill to operating segments as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Segment	As at March 31,	
	2021	2020
Financial Services	55	10
Retail	26	5
Communication	22	4
Energy, Utilities, Resources and Services	22	3
Manufacturing	17	3
	142	25
Operating segments without significant goodwill	25	4
Total	167	29

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2020	113	–	26	26	165
Additions through business transfer	–	54	–	–	54
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2021	113	54	26	26	219
Accumulated amortization as at April 1, 2020	(72)	–	(23)	(22)	(117)
Amortization expense	(16)	(12)	(3)	(4)	(35)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2021	(88)	(12)	(26)	(26)	(152)
Carrying value as at March 31, 2021	25	42	–	–	67
Carrying value as at April 1, 2020	41	–	3	4	48
Estimated useful life (in years)	7	2	5	5	
Estimated remaining useful life (in years)	2	2	–	–	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Customer-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2019	113	26	26	165
Transfer of assets	–	–	–	–
Deletions during the year	–	–	–	–
Gross carrying value as at March 31, 2020	113	26	26	165
Accumulated amortization as at April 1, 2019	(56)	(18)	(17)	(91)
Transfer of assets	–	–	–	–
Amortization expense	(16)	(5)	(5)	(26)
Accumulated amortization on deletions	–	–	–	–
Accumulated amortization as at March 31, 2020	(72)	(23)	(22)	(117)

Particulars	Customer-related	Trade name-related	Others	Total
Carrying value as at March 31, 2020	41	3	4	48
Carrying value as at April 1, 2019	57	8	9	74
Estimated useful life (in years)	7	5	5	
Estimated remaining useful life (in years)	3	1	1	

Research and development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2021 and March 31, 2020 is ₹ 508 crore and ₹ 458 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities include these options when it is reasonably certain that they will be exercised.

ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Company changes its assessment of whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight-line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116, *Leases* using the modified retrospective method. On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of ₹ 1,861 crore, 'Net investment in sublease' of ROU asset of ₹ 430 crore and a lease liability of ₹ 2,491 crore. The cumulative effect of applying the standard, amounting to ₹ 17 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share.

The changes in the carrying value of ROU assets for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2020	554	2,209	42	2,805
Additions[1]	7	1,010	92	1,109
Additions through business transfer *(Refer to Note 2.4.1)*	–	8	–	8
Deletions	–	(89)	–	(89)
Depreciation	(5)	(372)	(21)	(398)
Balance as at March 31, 2021	556	2,766	113	3,435

[1] Net of lease incentives of ₹93 crore related to lease of buildings

The changes in the carrying value of ROU assets for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2019	–	1,861	–	1,861
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.1)*	561	–	–	561
Additions[1]	1	737	49	787
Deletions	(3)	(58)	–	(61)
Depreciation	(5)	(331)	(7)	(343)
Balance as at March 31, 2020	554	2,209	42	2,805

[1] Net of lease incentives of ₹101 crore related to lease of buildings

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current lease liabilities	487	390
Non-current lease liabilities	3,367	2,775
Total	3,854	3,165

The movement in lease liabilities during the years ended March 31, 2021 and March 31, 2020 is as follows:

Particulars	As at March 31,	
	2021	2020
Balance at the beginning	3,165	2,491
Additions	1,198	886
Additions through business combination	10	–
Finance cost accrued during the period	125	114
Deletions	(99)	(61)
Payment of lease liabilities	(536)	(418)
Translation difference	(9)	153
Balance at the end	3,854	3,165

The details of the contractual maturities of lease liabilities as at March 31, 2021 and March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Less than one year	585	512
One to five years	2,109	1,744
More than five years	1,751	1,490
Total	4,445	3,746

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹24 crore and ₹37 crore for the years ended March 31, 2021 and March 31, 2020, respectively.

Rental income on assets given on operating lease to subsidiaries was ₹53 crore and ₹58 crore for the years ended March 31, 2021 and March 31, 2020, respectively.

The movement in the net investment in sublease in ROU asset during the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Balance at the beginning of the period	433	430
Interest income accrued during the period	14	15
Lease receipts	(49)	(46)
Translation difference	(13)	34
Balance at the end of the period	385	433

The details of the contractual maturities of net investment in sublease of ROU asset as at March 31, 2021 and March 31, 2020 on an undiscounted basis are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Less than one year	50	50
One to five years	216	217
More than five years	179	244
Total	445	511

Leases not yet commenced to which the Company is committed is ₹ 179 crore for a lease term ranging from five years to 10 years.

2.4 Investments

in ₹ crore

Particulars	As at March 31, 2021	As at March 31, 2020
Non-current investments		
Equity instruments of subsidiaries	8,933	7,553
Debentures of subsidiary	536	1,159
Redeemable preference shares of subsidiary	1,318	1,318
Preference securities and equity instruments	167	103
Compulsorily convertible debentures	7	–
Others	42	30
Tax-free bonds	2,131	1,825
Government bonds	13	13
Non-convertible debentures	3,669	1,251
Government securities	5,302	664
Total non-current investments	22,118	13,916
Current investments		
Liquid mutual fund units	1,326	2,019
Certificates of deposit	–	886
Fixed maturity plans securities	–	428
Non-convertible debentures	711	673
Total current investments	2,037	4,006
Total carrying value	24,155	17,922

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2021	As at March 31, 2020
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited	660	660
3,38,23,444 (3,38,23,444) equity shares of ₹ 10 each, fully paid up		
Infosys Technologies (China) Co. Limited	369	333
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and		
26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
131,18,40,000 (131,18,40,000) equity shares of ₹ 10 each, fully paid up		
Infosys Nova Holdings LLC[1]	2,637	1,335
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Kallidus Inc.	–	150
Nil (10,21,35,416) shares		
Skava Systems Private Limited	59	59
25,000 (25,000) shares of ₹ 10 each, fully paid up		

Particulars	As at March 31,	
	2021	2020
Panaya Inc.	582	582
2(2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody Holding Company Inc	380	359
2,000 (2,000) shares		
Infosys Luxembourg S.a r.l.	17	4
20,000 (3,700) shares		
Infosys Austria GmBH *(formerly known as Lodestone Management Consultants GmbH)*	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	337	183
27,50,71,070 (16,49,15,570) shares of BRL 1 per share, fully paid up		
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		
Infosys Bulgaria	2	–
4,58,000 (Nil) shares of BGN 1 per share, fully paid up		
Infosys Germany Holdings GmbH	2	–
25000 (Nil) shares EUR 1 per share, fully paid up		
Investment in redeemable preference shares of subsidiary		
Infosys Consulting Pte Ltd	1,318	1,318
24,92,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up		
	10,251	8,871
Investment carried at amortized cost		
Investment in debentures of subsidiary		
EdgeVerve Systems Limited		
5,36,00,000 (11,59,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100 each fully paid up	536	1,159
	536	1,159
Investments carried at fair value through profit or loss		
Compulsorily convertible debentures	7	–
Others[(2)]	42	30
	49	30
Investment carried at fair value through other comprehensive income		
Preference securities	165	101
Equity instruments	2	2
	167	103
Quoted		
Investments carried at amortized cost		
Tax-free bonds	2,131	1,825
Government bonds	13	13
	2,144	1,838
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	3,669	1,251
Government securities	5,302	664
	8,971	1,915
Total non-current investments	22,118	13,916
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	1,326	2,019
	1,326	2,019
Investments carried at fair value through other comprehensive income		
Certificates of deposit	–	886
	–	886
Quoted		
Investments carried at fair value through profit or loss		
Fixed maturity plan securities	–	428
	–	428

Particulars	As at March 31,	
	2021	2020
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	711	673
	711	673
Total current investments	2,037	4,006
Total investments	24,155	17,922
Aggregate amount of quoted investments	11,826	4,854
Market value of quoted investments (including interest accrued), current	713	1,101
Market value of quoted investments (including interest accrued), non-current	11,507	4,048
Aggregate amount of unquoted investments	12,329	13,068
(1) Aggregate amount of impairment in value of investments	94	121
Reduction in the fair value of assets held for sale	854	854
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	–	469
Investments carried at cost	10,251	8,871
Investments carried at amortized cost	2,680	2,997
Investments carried at fair value through other comprehensive income	9,849	3,577
Investments carried at fair value through profit or loss	1,375	2,477

(2) Uncalled capital commitments outstanding as of March 31, 2021 and March 31, 2020 was ₹ 10 crore and ₹ 15 crore, respectively. Refer to Note 2.10 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows:

in ₹ crore

Particulars	Year ended					
	March 31, 2021			March 31, 2020		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(5)	1	(4)	23	(3)	20
Government securities	(114)	17	(97)	–	–	–
Certificates of deposit	(1)	–	(1)	(5)	2	(3)
Equity and preference securities	136	(16)	120	(29)	(2)	(31)

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2021	2020
Liquid mutual fund units	Quoted price	1,326	2,019
Fixed maturity plan securities	Market observable inputs	–	428
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,527	2,135
Non-convertible debentures	Quoted price and market observable inputs	4,380	1,924
Government securities	Quoted price	5,302	664
Certificates of deposit	Market observable inputs	–	886
Unquoted equity and preference securities	Discounted cash flows method, market multiples method, option pricing model	167	103
Unquoted compulsorily convertible debentures	Discounted cash flows method	7	–
Others	Discounted cash flows method, market multiples method, option pricing model	42	30

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Business transfer – Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a business transfer agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, for a consideration based on an independent valuation.

Accordingly, on August 15, 2020, the Company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of ₹ 171 crore and ₹ 66 crore, respectively, on securing the requisite regulatory approvals.

The transaction was between a holding company and a wholly-owned subsidiary. The resultant impact on account of the business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2021.

On March 9, 2021, Kallidus Inc. was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

The details of the assets and liabilities taken over upon business transfer are as follows:

in ₹ crore

Particulars	Kallidus Inc.	Skava Systems Private Limited	Total
Goodwill	89	49	138
Intangible assets	54	–	54
Deferred tax assets / (liabilities)	(14)	1	(13)
Net assets / (liabilities), others	(152)	34	(118)
Total	(23)	84	61
Less: Consideration payable	171	66	237
Business transfer reserve	(194)	18	(176)

2.4.3 Details of investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2021	2020
Preference securities		
Airviz Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	94	40
11,05,934 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	20	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Trifacta Inc.	40	42
11,80,358 (11,80,358) Series C-1 Preferred Stock		
19,59,823 (19,59,823) Series E Preferred Stock		
Ideaforge Technology Private Limited	11	9
5,402 (5,402) Series A compulsorily convertible cumulative preference shares of ₹ 10 each, fully paid up		
Equity instrument		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each		
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at ₹ 10, fully paid up		
Compulsorily convertible debentures		
Ideaforge Technology Private Limited	7	–
3,886 (Nil) compulsorily convertible debentures, fully paid up, par value ₹ 19,300 each		
Others		
Stellaris Venture Partners India	42	30
	216	133

2.4.4 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	49
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	104	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	200	20,00,000	201

Particulars	Face value ₹	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	341
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	210	21,00,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	20	2,00,000	20
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	5,00,000	52	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	2,400	289	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
8.76% National Housing Bank 13JAN2034	5,000	92,000	65	–	–
Total investments in tax-free bonds		68,99,366	2,131	68,05,416	1,825

The balances held in government bonds as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value PHP	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 04DEC2022	10,000	9,000	13	9,000	13
Total investments in government bonds		9,000	13	9,000	13

2.4.5 Details of investments in liquid mutual fund units and fixed maturity plan securities

The balances held in liquid mutual fund as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	March 31, 2021		March 31, 2020	
	Units	Amount	Units	Amount
Aditya Birla Sun life Corporate Bond Fund – Growth – Direct Plan	–	–	2,66,97,315	211
Aditya Birla Sun Life Overnight Fund – Growth – Direct Plan	7,64,116	85	–	–
Axis Liquid Fund – Growth Option – Direct Plan	8,99,316	206	–	–
Axis Treasury Advantage Fund – Growth	–	–	8,65,146	201
HDFC Liquid Fund – Direct Plan – Growth Option	–	–	5,55,555	217
HDFC Overnight Fund Direct Plan – Growth Option	3,27,018	100	10,10,508	300
ICICI Prudential Liquid Fund – Direct Plan – Growth	–	–	77,26,245	227
ICICI Prudential Overnight Fund – Direct Plan – Growth	1,40,75,822	156	–	–
IDFC Banking and PSU fund – Direct Plan – Growth Option	–	–	8,88,49,927	160
IDFC Cash Fund – Direct Plan – Growth	4,02,284	100	–	–
Kotak Liquid Fund – Direct Plan – Growth	6,28,350	262	7,47,509	300
Nippon India Liquid Fund – Direct Plan Growth Plan – Growth Option	1,98,715	100	–	–
SBI Overnight Fund – Direct Plan – Growth	4,84,107	162	9,22,151	300
SBI Premier Liquid Fund – Direct Plan – Growth	–	–	3,31,803	103
UTI Overnight Fund – Direct Plan – Growth	5,51,036	155	–	–
Total investments in liquid mutual fund units	1,83,30,764	1,326	12,77,06,159	2,019

The balances held in fixed maturity plan security as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	March 31, 2021		March 31, 2020	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct	–	–	5,00,00,000	62
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 days – GR Direct	–	–	2,50,00,000	31
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	–	–	2,80,00,000	35
HDFC FMP 1169D Feb 2017 – Direct – Quarterly Dividend – Series 37	–	–	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	–	–	4,00,00,000	50
ICICI Prudential Fixed Maturity Plan Series 80-1187 Days Plan G Direct Plan	–	–	4,20,00,000	52
ICICI Prudential Fixed Maturity Plan Series 80-1253 Days Plan J Direct Plan	–	–	3,00,00,000	37
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	–	–	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	–	–	1,50,00,000	19
Kotak FMP Series 199 Direct – Growth	–	–	3,50,00,000	43
Nippon India Fixed Horizon Fund-XXXII Series 8 – Dividend Plan	–	–	3,50,00,000	42
Total investments in fixed maturity plan securities	–	–	35,50,00,000	428

2.4.6 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
5.35% LIC Housing Finance Ltd 20MAR2023	10,00,000	1,000	100	–	–
5.53% LIC Housing Finance Ltd 20DEC2024	10,00,000	4,000	400	–	–
5.40% Housing Development Finance Corporation Ltd 11AUG2023	10,00,000	4,500	468	–	–
5.78% Housing Development Finance Corporation Ltd 25NOV2025	10,00,000	7,750	776	–	–
6.40% LIC Housing Finance Ltd 24JAN2025	10,00,000	4,000	402	–	–
6.43% Housing Development Finance Corporation Ltd 29SEP2025	10,00,000	5,250	545	–	–
6.95%Housing Development Finance Corporation Ltd 27APR2023	10,00,000	1,250	137	–	–
6.99% Housing Development Finance Corporation Ltd 13FEB2023	10,00,000	750	78	–	–
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000	2,500	262	2,500	254
7.20% Housing Development Finance Corporation Ltd 13APR2023	10,00,000	500	55	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000	2,500	264	2,500	259
7.33% LIC Housing Finance Ltd 12FEB2025	10,00,000	1,750	184	–	–
7.35% Housing Development Finance Corporation Ltd 10FEB2025	10,00,000	850	88	–	–
7.40% LIC Housing Finance Ltd 06SEP2024	10,00,000	1,500	163	–	–
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	–	–	3,000	312
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	132	1,250	131
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	–	–	500	53
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	–	–	2,000	215
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	54
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	–	–	900	49

Particulars	Face value ₹	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	–	–	100	106
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000	2,200	244	2,200	241
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	–	–	1,400	149
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	–	–	1,000	101
9.05% Housing Development Finance Corporation Ltd 20NOV2023	10,00,000	250	28	–	–
Total investments in non-convertible debentures		42,300	4,380	17,850	1,924

The balances held in government securities as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
5.79% Government of India 11MAY2030	10,000	4,10,000	402	–	–
6.45% Government of India 07OCT2029	10,000	17,00,000	1,760	–	–
7.17% Government of India 8JAN2028	10,000	–	–	1,25,000	132
7.26% Government of India 14JAN2029	10,000	13,50,000	1,439	5,00,000	532
7.57% Government of India 17JUN2033	10,000	9,50,000	1,039	–	–
7.88% Government of India 19MAR2030	10,000	2,50,000	273	–	–
8.08% Government of India 02AUG2022	10,000	50,000	53	–	–
8.24% Government of India 15FEB2027	10,000	2,00,000	222	–	–
8.32% Government of India 02AUG2032	10,000	1,00,000	114	–	–
Total investments in government securities		50,10,000	5,302	6,25,000	664

The balances held in certificates of deposit as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value	March 31, 2021		March 31, 2020	
		Units	Amount	Units	Amount
Bank of Baroda	1,00,000	–	–	65,000	638
Oriental Bank of Commerce	1,00,000	–	–	25,000	248
Total investments in certificates of deposit		–	–	90,000	886

2.5 Loans

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Loan receivables considered good – Unsecured		
Loans to subsidiaries	–	277
Other loans		
Loans to employees	30	21
	30	298
Unsecured, considered doubtful		
Other loans		
Loans to employees	23	24
	53	322
Less: Allowance for doubtful loans to employees	23	24
Total non-current loans	30	298
Current		
Loan receivables considered good – Unsecured		
Loans to subsidiaries	96	103
Other loans		
Loans to employees	133	204
Total current loans	229	307
Total loans	259	605

2.6 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Security deposits(1)	45	46
Net investment in sublease of right-of-use asset(1)	348	398
Rental deposits(1)	164	169
Unbilled revenues(1)(5)#	11	–
Others(1)	45	–
Total non-current other financial assets	613	613
Current		
Security deposits(1)	1	1
Rental deposits(1)	10	4
Restricted deposits(1)*	1,826	1,643
Unbilled revenues(1)(5)#	2,139	1,973
Interest accrued but not due(1)	553	441
Foreign currency forward and options contracts(2)(3)	178	19
Net investment in sublease of right-of-use asset(1)	37	35
Others(1)(4)	482	282
Total current other financial assets	5,226	4,398

Particulars	As at March 31,	
	2021	2020
Total other financial assets	5,839	5,011
(1) Financial assets carried at amortized cost	5,661	4,992
(2) Financial assets carried at fair value through other comprehensive income	25	9
(3) Financial assets carried at fair value through profit or loss	153	10
(4) Includes dues from subsidiaries	182	65
(5) Includes dues from subsidiaries	82	84

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current		
Unsecured		
Considered good(2)	16,394	15,459
Considered doubtful	543	491
	16,937	15,950
Less: Allowances for credit losses	543	491
Total trade receivables(1)	16,394	15,459
(1) *Includes dues from companies where directors are interested*	–	–
(2) *Includes dues from subsidiaries*	203	408

2.8 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Balances with banks		
In current and deposit accounts	13,792	8,048
Cash on hand	–	–
Others		
Deposits with financial institutions	3,820	5,514
Total cash and cash equivalents	17,612	13,562
Balances with banks in unpaid dividend accounts	33	30
Deposit with more than 12 months maturity	11,948	6,171
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at March 31, 2021 and March 31, 2020 include restricted cash and bank balances of ₹154 crore and ₹101 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 Other assets

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Capital advances	141	310
Advances other than capital advance		
Others		
Prepaid expenses	64	51
Defined benefit assets	9	143
Deferred contract cost	73	10
Unbilled revenues(2)	175	–
Withholding taxes and others	687	759
Total non-current other assets	1,149	1,273
Current		
Advances other than capital advance		
Payment to vendors for supply of goods	131	129
Others		
Prepaid expenses(1)	874	736
Unbilled revenues(2)	3,904	3,856
Deferred contract cost	40	11
Withholding taxes and others	1,832	1,356
Other receivables	3	–
Total current other assets	6,784	6,088
Total other assets	7,933	7,361
(1) Includes dues from subsidiaries	237	168
(2) Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.		

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India.

2.10 Financial instruments

Accounting policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to the table on 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in the Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2021 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	17,612	–	–	–	–	17,612	17,612
Investments *(Refer to Note 2.4)*							
Preference securities, equity instruments and others	–	–	42	167	–	209	209
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,144	–	–	–	–	2,144	2,527[2]
Liquid mutual fund units	–	–	1,326	–	–	1,326	1,326
Redeemable, non-convertible debentures[1]	536	–	–	–	–	536	536
Non-convertible debentures	–	–	–	–	4,380	4,380	4,380
Government securities	–	–	–	–	5,302	5,302	5,302
Trade receivables *(Refer to Note 2.7)*	16,394	–	–	–	–	16,394	16,394
Loans *(Refer to Note 2.5)*	259	–	–	–	–	259	259
Other financial assets *(Refer to Note 2.6)*[4]	5,661	–	153	–	25	5,839	5,747[3]
Total	42,606	–	1,528	167	9,707	54,008	54,299
Liabilities							
Trade payables *(Refer to Note 2.13)*	1,562	–	–	–	–	1,562	1,562
Lease liabilities *(Refer to Note 2.3)*	3,854	–	–	–	–	3,854	3,854
Other financial liabilities *(Refer to Note 2.12)*	6,873	–	14	–	–	6,887	6,887
Total	12,289	–	14	–	–	12,303	12,303

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹92 crore

(4) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.8*)	13,562	–	–	–	–	13,562	13,562
Investments (*Refer to Note 2.4*)							
Preference securities, equity instruments and others	–	–	30	103	–	133	133
Tax-free bonds and government bonds	1,838	–	–	–	–	1,838	2,135[(2)]
Liquid mutual fund units	–	–	2,019	–	–	2,019	2,019
Redeemable, non-convertible debentures[(1)]	1,159	–	–	–	–	1,159	1,159
Fixed maturity plan securities	–	–	428	–	–	428	428
Certificates of deposit	–	–	–	–	886	886	886
Government securities	–	–	–	–	664	664	664
Non-convertible debentures	–	–	–	–	1,924	1,924	1,924
Trade receivables (*Refer to Note 2.7*)	15,459	–	–	–	–	15,459	15,459
Loans (*Refer to Note 2.5*)	605	–	–	–	–	605	605
Other financial assets (*Refer to Note 2.6*)[(4)]	4,992	–	10	–	9	5,011	4,929[(3)]
Total	37,615	–	2,487	103	3,483	43,688	43,903
Liabilities							
Trade payables (*Refer to Note 2.13*)	1,529	–	–	–	–	1,529	1,529
Lease liabilities (*Refer to Note 2.3*)	3,165	–	–	–	–	3,165	3,165
Other financial liabilities (*Refer to Note 2.12*)	5,844	–	592	–	20	6,456	6,456
Total	10,538	–	592	–	20	11,150	11,150

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates.

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹82 crore

(4) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2021 is as follows:

in ₹ crore

Particulars	March 31, 2021	Fair value measurement at end of the year using		
		Level 1	Level 2	Level 3
Assets				
Investments in tax-free bonds (*Refer to Note 2.4*)	2,513	1,352	1,161	–
Investments in government bonds (*Refer to Note 2.4*)	14	14	–	–
Investments in liquid mutual fund units (*Refer to Note 2.4*)	1,326	1,326	–	–
Investments in non-convertible debentures (*Refer to Note 2.4*)	4,380	4,085	295	–
Investments in government securities (*Refer to Note 2.4*)	5,302	5,302	–	–
Investments in equity instruments (*Refer to Note 2.4*)	2	–	–	2
Investments in preference securities (*Refer to Note 2.4*)	165	–	–	165
Investments in compulsorily convertible debentures (*Refer to Note 2.4*)	7	–	–	7

Particulars	March 31, 2021	Fair value measurement at end of the year using		
		Level 1	Level 2	Level 3
Other investments *(Refer to Note 2.4)*	42	–	–	42
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.6)*	178	–	178	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.12)*	9	–	9	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	5	–	–	5

During the year ended March 31, 2021, tax-free bonds and non-convertible debentures of ₹107 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹1,177 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

in ₹ crore

Particulars	March 31, 2020	Fair value measurement at end of the year using		
		Level 1	Level 2	Level 3
Assets				
Investments in government securities *(Refer to Note 2.4)*	664	664	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,122	1,960	162	–
Investments in liquid mutual fund units *(Refer to Note 2.4)*	2,019	2,019	–	–
Investments in government bonds *(Refer to Note 2.4)*	13	13	–	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	428	–	428	–
Investments in certificates of deposit *(Refer to Note 2.4)*	886	–	886	–
Investments in non-convertible debentures *(Refer to Note 2.4)*	1,924	1,558	366	–
Investments in equity instruments *(Refer to Note 2.4)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.4)*	101	–	–	101
Other investments *(Refer to Note 2.4)*	30	–	–	30
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.6)*	19	–	19	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.12)*	461	–	461	–
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	151	–	–	151

(1) Discount rate pertaining to contingent consideration is 14%.

During the year ended March 31, 2020, tax-free bonds and non-convertible debentures of ₹518 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price, and tax-free bonds of ₹50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures.

Financial risk management

Financial risk factors: The Company's activities expose it to a variety of financial risks – market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently, the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between

the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2021 is as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	13,782	2,855	1,153	1,182	1,280	20,252
Net financial liabilities	(5,959)	(1,058)	(643)	(787)	(492)	(8,939)
Total	7,823	1,797	510	395	788	11,313

The foreign currency risk from financial assets and liabilities as at March 31, 2020 was as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	13,217	2,523	1,205	785	1,340	19,070
Net financial liabilities	(5,337)	(942)	(673)	(310)	(512)	(7,774)
Total	7,880	1,581	532	475	828	11,296

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31,	
	2021	2020
Impact on the Company's incremental operating margins	0.49%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As at March 31,			
	2021		2020	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Options contracts				
In Australian Dollar	92	512	110	507
In Euro	165	1,415	120	993
In UK Pound Sterling	35	353	21	196
Other derivatives				
Forward contracts				
In Canadian Dollar	33	194	21	117
In Chinese Yuan	66	73	–	–
In Euro	151	1,295	171	1,415
In New Zealand Dollar	16	82	16	72
In Norwegian Krone	25	21	40	29
In Singapore Dollar	21	116	80	425
In Swedish Krona	–	–	50	37
In Swiss Franc	26	204	–	–
In Philippine Peso	800	121	–	–
In US Dollar	1,012	7,392	925	6,990
In UK Pound Sterling	15	151	45	421
Options contracts				
In Euro	65	557	–	–
In US Dollar	403	2,946	555	4,196
Total forward and options contracts		15,432		15,398

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Not later than one month	5,028	4,796
Later than one month and not later than three months	6,698	7,396
Later than three months and not later than one year	3,706	3,206
	15,432	15,398

During the years ended March 31, 2021 and March 31, 2020 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2021 are expected to occur and reclassified to the Statement of Profit and Loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Gain / (loss)		
Balance at the beginning of the year	(15)	21
Gain / (loss) recognized in other comprehensive income during the year	(126)	25
Amount reclassified to profit and loss during the year	160	(73)
Tax impact on above	(9)	12
Balance at the end of the year	10	(15)

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As at March 31, 2021		As at March 31, 2020	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	190	(21)	43	(485)
Amount set off	(12)	12	(24)	24
Net amount presented in Balance Sheet	178	(9)	19	(461)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹16,394 crore and ₹15,459 crore as at March 31, 2021 and March 31, 2020, respectively, and unbilled revenue amounting to ₹6,229 crore and ₹5,829 crore as at March 31, 2021 and March 31, 2020, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers primarily located in the US. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from the top customer and the top 10 customers are as follows:

in %

Particulars	Year ended March 31,	
	2021	2020
Revenue from top customer	3.6	3.5
Revenue from top 10 customers	19.6	20.6

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances for the years ended March 31, 2021 and March 31, 2020 is ₹146 crore and ₹127 crore, respectively.

Movement in credit loss allowance

in ₹ crore

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Balance at the beginning	580	521
Impairment loss recognized / (reversed)	146	127
Amounts written off	(106)	(89)
Translation differences	(5)	21
Balance at the end	615	580

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invests in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2021, the Company had a working capital of ₹30,660 crore including cash and cash equivalents of ₹17,612 crore and current investments of ₹2,037 crore. As at March 31, 2020, the Company had a working capital of ₹28,600 crore including cash and cash equivalents of ₹13,562 crore and current investments of ₹4,006 crore.

As at March 31, 2021 and March 31, 2020, the outstanding compensated absences were ₹1,731 crore and ₹1,529 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2021 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,562	–	–	–	1,562
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	6,705	98	52	18	6,873
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	5	–	–	–	5

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2020 were as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,529	–	–	–	1,529
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	5,827	12	5	–	5,844
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	152	–	–	–	152

2.11 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Capital redemption reserve

In accordance with Section 69 of the Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2021	2020
Authorized		
Equity shares, ₹5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹5 par value[(1)]	2,130	2,129
426,06,60,846 (425,89,92,566) equity shares fully paid-up		
	2,130	2,129

(1) Refer to Note 2.21 for details of basic and diluted shares.

Forfeited shares amounted to ₹1,500 (₹1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADSs) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2021:

The Company has allotted 218,41,91,490 and 114,84,72,332 fully-paid-up shares of face value ₹5 each during the quarter ended September 30, 2018 and June 30, 2015, respectively, pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital Allocation Policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Proposed buyback announced in April 2021:

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

Buyback completed in August 2019:

Based on the postal ballot which concluded on March 12, 2019, the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchange at an average buyback price of ₹747 per equity share comprising 2.53% of the pre-buyback paid-up

equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created a Capital Redemption Reserve of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally-imposed capital requirements.

2.11.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

in ₹

Particulars	Year ended March 31,	
	2021	2020
Interim dividend for fiscal 2021	12.00	–
Final dividend for fiscal 2020	9.50	–
Interim dividend for fiscal 2020	–	8.00
Final dividend for fiscal 2019	–	10.50

During the year ended March 31, 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of ₹9,158 crore.

The Board of Directors, at its meeting on April 14, 2021, recommended a final dividend of ₹15 per equity share for the financial year ended March 31, 2021. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company to be held on June 19, 2021 and, if approved, would result in a net cash outflow of approximately ₹6,391 crore.

The details of shareholders holding more than 5% shares as at March 31, 2021 and March 31, 2020 are as follows:

Name of the shareholder	As at March 31, 2021		As at March 31, 2020	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	73,24,89,890	17.19	73,93,01,182	17.36
Life Insurance Corporation of India	25,00,63,497	5.87	28,20,08,863	6.62

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore,except as stated otherwise

Particulars	As at March 31, 2021		As at March 31, 2020	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	425,89,92,566	2,129	435,62,79,444	2,178
Add: Shares issued on exercise of employee stock options	16,68,280	1	5,80,388	–
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	426,06,60,846	2,130	425,89,92,566	2,129

2.11.3 Employee Stock Option Plan (ESOP):

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan"):

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance

parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan"):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the Trust towards the 2011 RSU Plan ("the 2011 Plan") as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,55,14,732 and 1,82,39,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

The summary of grants during the years ended March 31, 2021 and March 31, 2020 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2021	2020	2021	2020
Equity-settled RSU				
KMP	3,13,808	3,56,793	4,57,151	5,07,896
Employees other than KMP	12,82,600	17,34,500	22,03,460	33,46,280
	15,96,408	20,91,293	26,60,611	38,54,176
Cash-settled RSU				
KMP	–	–	–	1,80,400
Employees other than KMP	–	–	1,15,250	4,75,740
	–	–	1,15,250	6,56,140
Total grants	15,96,408	20,91,293	27,75,861	45,10,316

Notes on grants to KMP

CEO & MD

Under the 2015 Plan: In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore, which will vest over time in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, an annual time-based grant of 25,775 RSUs was made effective February 1, 2021 for fiscal 2021. Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payment*.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement, based on the achievement of certain performance targets. Accordingly, 1,92,964 performance-based RSUs were granted effective May 2, 2020.

Under the 2019 Plan: The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, approved a performance-based grant of RSUs amounting to ₹10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement, based on the achievement of certain performance targets. Accordingly, 1,48,434 performance-based RSUs were granted effective May 2, 2020.

COO and Whole-time director

Under the 2019 Plan: The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, approved a performance-based grant of RSUs amounting to ₹4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement, based on the achievement of certain performance targets. Accordingly, 59,374 performance-based RSUs were granted effective May 2, 2020.

Other KMP

Under the 2015 Plan: On April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the employment agreement, the Board approved performance-based grants of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made

effective May 2, 2020. The performance-based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grants of 13,879 RSUs to other KMP under the 2015 Plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grants of 2,13,400 RSUs to other KMP under the 2015 Plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 Plan: On March 30, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved performance-based grants of 1,06,000 RSUs to other KMP under the 2019 Plan. The grants were made effective March 31, 2021. These RSUs will vest over three years based on the achievement of certain performance targets.

Break-up of employee stock compensation expense

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Granted to:		
KMP	76	56
Employees other than KMP	221	170
Total[1]	297	226
[1] Cash-settled stock compensation expense included in the above	71	10

Share-based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the Company issued stock appreciation rights as replacement for outstanding ADS-settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019, which prohibited companies to allot ADSs to Indian residents and non-resident Indians. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹57 crore is recognized as financial liability with a corresponding adjustment to equity.

Share-based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the Company issued ADS-settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts – Clarifications' dated December 18, 2020, which allows non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards were accounted as a modification and the fair value on the date of modification of ₹85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plans for equity-settled share-based payment transactions during the years ended March 31, 2021 and March 31, 2020 is as follows:

Particulars	Year ended March 31, 2021		Year ended March 31, 2020	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	87,80,898	3.96	91,81,198	3.13
Granted	26,60,611	5.00	38,54,176	5.00
Exercised	37,83,462	3.55	25,61,218	2.95
Modification to equity-settled awards	8,71,900	–	–	–
Modification to cash-settled awards	–	–	10,61,820	–
Forfeited and expired	4,82,707	4.13	6,31,438	3.29
Outstanding at the end	80,47,240	4.52	87,80,898	3.96
Exercisable at the end	1,51,685	3.36	3,92,185	2.54
2015 Plan: ESOPs				
Outstanding at the beginning	11,00,330	539	16,23,176	516
Granted	–	–	–	–
Exercised	2,39,272	534	1,04,796	516
Modification to equity-settled awards	2,03,026	–	–	–
Modification to cash-settled awards	–	–	3,51,550	–
Forfeited and expired	14,628	566	66,500	528
Outstanding at the end	10,49,456	535	11,00,330	539
Exercisable at the end	10,02,130	536	7,80,358	543
2019 Plan: RSU				
Outstanding at the beginning	20,91,293	5.00	–	–
Granted	15,96,408	5.00	20,91,293	5.00

Particulars	Year ended March 31, 2021		Year ended March 31, 2020	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
Exercised	3,70,170	5.00	–	–
Forfeited and expired	2,66,958	5.00	–	–
Outstanding at the end	30,50,573	5.00	20,91,293	5.00
Exercisable at the end	2,33,050	5.00	–	–

During the years ended March 31, 2021 and March 31, 2020, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹ 1,097 and ₹ 751, respectively.

During the years ended March 31, 2021 and March 31, 2020, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹ 1,166 and nil, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2021 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	30,50,573	1.48	5.00	80,47,240	1.67	4.52
450-600 (ESOP)	–	–	–	10,49,456	1.83	535
	30,50,573	1.48	5.00	90,96,696	1.69	66

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2020 was as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	20,91,293	1.76	5.00	87,80,898	1.59	3.96
450-600 (ESOP)	–	–	–	11,00,330	3.48	539
	20,91,293	1.76	5.00	98,81,228	1.80	64

As at March 31, 2021 and March 31, 2020, 3,87,088 and 17,56,521 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹ 7 crore and ₹ 48 crore as at March 31, 2021 and March 31, 2020, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk-free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly-traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly-traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in			
	Fiscal 2021 – Equity shares – RSU	Fiscal 2021– ADS – RSU	Fiscal 2020 – Equity shares – RSU	Fiscal 2020– ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,253	18.46	728	10.52
Exercise price (₹) / ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-35	30-36	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date (₹) / ($ADS)	1,124	16.19	607	7.84

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.12 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Others		
Compensated absences	91	32
Accrued compensation to employees[1]	–	12
Accrued expenses[1][4]	163	–
Other payables[1]	5	5
Total non-current other financial liabilities	259	49
Current		
Unpaid dividends[1]	33	30
Others		
Accrued compensation to employees[1]	2,915	2,264
Accrued expenses[1][4]	2,944	2,646
Retention monies[1]	13	30
Payable for acquisition of business – Contingent consideration[2]	5	151
Capital creditors[1]	340	254
Compensated absences	1,640	1,497
Other payables[1][5]	460	603
Foreign currency forward and options contracts[2][3]	9	461
Total current other financial liabilities	8,359	7,936
Total other financial liabilities	8,618	7,985
[1] Financial liability carried at amortized cost	6,873	5,844
[2] Financial liability carried at fair value through profit or loss	14	592
[3] Financial liability carried at fair value through other comprehensive income	–	20
[4] Includes dues to subsidiaries	74	2
[5] Includes dues to subsidiaries	174	47
Contingent consideration on undiscounted basis	5	152

2.13 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Trade payables[1]	1,562	1,529
Total trade payables	1,562	1,529
[1] Includes dues to subsidiaries	400	271

As at March 31, 2021 and March 31, 2020, there are no outstanding dues to micro, small and medium enterprises. There is no interest due or outstanding on the same. During the years ended March 31, 2021 and March 31, 2020, an amount of ₹13 crore and ₹11 crore, respectively, was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act, 2006.

2.14 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Accrued defined benefit plan liability *(Refer to Note 2.20)*	274	185
Others		
Deferred income	16	22
Deferred income – government grants	14	–
Withholding taxes and others	345	–
Total non-current other liabilities	649	207

Particulars	As at March 31,	
	2021	2020
Current		
Accrued defined benefit plan liability	3	64
Unearned revenue	3,145	2,140
Client deposits	–	9
Others		
Withholding taxes and others	1,668	1,344
Total current other liabilities	4,816	3,557
Total other liabilities	5,465	3,764

2.15 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in

the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current		
Others		
Post-sales client support and others	661	506
Total provisions	661	506

The movement in the provision for post-sales client support and others is as follows:

in ₹ crore

Particulars	Year ended March 31, 2021
Balance at the beginning	506
Provision recognized / (reversed)	278
Provision utilized	(103)
Exchange difference	(20)
Balance at the end	661

Provision for post-sales client support and others represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.16 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Current taxes	6,013	5,235
Deferred taxes	416	(301)
Income tax expense	6,429	4,934

Income tax expense for the years ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of ₹298 crore and ₹298 crore, respectively. These reversals pertains to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Profit before income taxes	24,477	20,477
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	8,553	7,155
Tax effect due to non-taxable income for Indian tax purposes	(2,468)	(2,637)
Overseas taxes	715	700
Tax provision (reversals)	(298)	(298)
Effect of exempt non-operating income	(166)	(49)
Effect of non-deductible expenses	127	109
Branch profit tax (net of credits)	(27)	(35)
Others	(7)	(11)
Income tax expense	6,429	4,934

The applicable Indian corporate statutory tax rate for the years ended March 31, 2021 and March 31, 2020 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units, which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Entire deferred income tax for the years ended March 31, 2021 and March 31, 2020, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2021, Infosys' US branch net assets amounted to approximately ₹5,622 crore. As at March 31, 2021, the Company has a deferred tax liability for BPT of ₹145 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹9,670 crore and ₹8,386 crore as at March 31, 2021 and March 31, 2020, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹1,014 crore and ₹372 crore as at March 31, 2021 and March 31, 2020, respectively, as it is probable that future taxable profit will be not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2021 will expire in financial years 2028 and 2029.

The details of income tax assets and income tax liabilities as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Income tax assets	5,287	4,773
Current income tax liabilities	1,737	1,302
Net current income tax asset / (liability) at the end	3,550	3,471

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Net current income tax asset / (liability) at the beginning	3,471	4,835
Income tax paid	6,061	3,881
Current income tax expense	(6,013)	(5,235)
Income tax benefit arising on exercise of stock options	45	9
Income tax on other comprehensive income	1	(21)
Tax impact on buyback expenses	–	4
Tax liability taken over from Kallidus	(15)	–
Translation differences	–	(2)
Net current income tax asset / (liability) at the end	3,550	3,471

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2021 is as follows:

in ₹ crore

Particulars	Carrying value as of April 1, 2020	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Property, plant and equipment	203	111	–	–	1	315
Lease liabilities	120	29	–	–	–	149
Trade receivables	182	12	–	–	–	194
Compensated absences	380	56	1	–	–	437
Post-sales client support	101	14	–	–	–	115
Derivative financial instruments	155	(201)	–	(8)	–	(54)
Credits related to branch profits	377	(11)	–	–	(11)	355

Particulars	Carrying value as of April 1, 2020	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Intangibles through business transfer	–	5	(14)	–	(1)	(10)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ Re-investment Reserve	(82)	(531)	–	–	–	(613)
Others	(8)	62	–	2	–	56
Total deferred income tax assets and liabilities	873	(416)	(13)	(6)	6	444

The movement in gross deferred income tax assets and liabilities (before set-off) for the year ended March 31, 2020 was as follows:

in ₹ crore

Particulars	Carrying value as of April 1, 2019	Changes through profit and loss	Changes through OCI	Reclassification	Impact on account of Ind AS 116	Translation difference	Carrying value as of March 31, 2020
Property, plant and equipment	223	(20)	–	–	–	–	203
Lease liabilities	–	70	–	48	2	–	120
Trade receivables	164	18	–	–	–	–	182
Compensated absences	349	31	–	–	–	–	380
Post-sales client support	95	6	–	–	–	–	101
Derivative financial instruments	(102)	245	12	–	–	–	155
Credits related to branch profits	340	13	–	–	–	24	377
Intangibles	–	–	–	–	–	–	–
Branch profit tax	(541)	22	–	–	–	(36)	(555)
SEZ Re-investment Reserve	–	(82)	–	–	–	–	(82)
Others	45	(2)	(3)	(48)	–	–	(8)
Total deferred income tax assets and liabilities	573	301	9	–	2	(12)	873

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Deferred income tax assets after set-off	955	1,429
Deferred income tax liabilities after set-off	(511)	(556)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.17 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company's core and digital offerings (together called as "software related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the goods or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e. costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Revenue from software services	85,669	78,809
Revenue from products and platforms	243	238
Total revenue from operations	85,912	79,047

The Company has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service-level agreements; and (iv) termination or deferment of contracts by customers. The Company has concluded that the impact of COVID-19 is not material based on these estimates. Due to the nature of the pandemic, the Company continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the years ended March 31, 2021 and March 31, 2020, respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Revenue by offerings		
Core	43,810	47,533
Digital	42,102	31,514
Total	85,912	79,047

Digital services

Digital services comprise service and solution offerings of the Company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the Company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and platforms

The Company also derives revenues from the sale of products and platforms including Infosys NIA®, an Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2021 and March 31, 2020 is approximately 50%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g. monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as "unearned revenue".

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the years ended March 31, 2021 and March 31, 2020, the Company recognized revenue of ₹1,861 crore and ₹1,835 crore arising from opening unearned revenue as of April 1, 2020 and April 1, 2019, respectively. During the years ended March 31, 2021 and March 31, 2020, ₹3,401 crore and ₹2,648 crore of unbilled revenue pertaining to other fixed-price and fixed-timeframe contracts as of April 1, 2020 and April 1, 2019, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation-related disclosures for contracts

where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material including unit-of-work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021, other than those meeting the exclusion criteria mentioned above, is ₹62,114 crore. Out of this, the Group expects to recognize revenue of around 49% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020 is ₹48,958 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.18 Other income, net

2.18.1 Other income – Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency – Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in other comprehensive income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other comprehensive income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	143	138
Deposit with bank and others	951	1,080
Interest income on financial assets fair valued through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	372	282
Income on investments carried at fair value through other comprehensive income	80	41
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	8	2
Gain / (loss) on liquid mutual funds and other investments	70	188
Dividend received from subsidiary	321	–
Interest income on income tax refund	–	250
Exchange gains / (losses) on foreign currency forward and options contracts	558	(528)
Exchange gains / (losses) on translation of assets and liabilities	(279)	1,056
Miscellaneous income, net	243	191
Total other income	2,467	2,700

2.19 Expenses

in ₹ crore

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Employee benefit expenses		
Salaries including bonus	43,605	41,159
Contribution to provident and other funds	1,146	938
Share-based payments to employees *(Refer to Note 2.10)*	297	226
Staff welfare	131	111
	45,179	42,434
Cost of software packages and others		
For own use	942	814
Third-party items bought for service delivery to clients	1,116	842
	2,058	1,656
Other expenses		
Power and fuel	99	176
Brand and marketing	288	441
Short-term leases	24	37
Rates and taxes	192	143
Repairs and maintenance	1,050	1,198
Consumables	22	32
Insurance	108	72
Provision for post-sales client support and others	47	3
Commission to non-whole-time directors	6	8
Impairment loss recognized / (reversed) under expected credit loss model	152	137
Auditor's remuneration		
Statutory audit fees	5	7
Tax matters	–	–
Other services	1	2
Contributions towards Corporate Social Responsibility (CSR) *(Refer to Note 2.24)*		
Towards CSR[1]	412	360
Proposed transfer of CSR assets	283	–
Others	54	171
	2,743	2,787

[1] Includes ₹37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

2.20 Employee benefits

Accounting policy

2.20.1 Gratuity and pensions

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible Indian employees of Infosys. The Gratuity Plan provides a lumpsum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust ("the Trust"). Trustees administer contributions made to the Trust and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through remeasurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.20.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.20.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.20.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 ("the Code") relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

a. Gratuity and pension

The funded status majorly of the Indian gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Change in benefit obligations		
Benefit obligations at the beginning	1,195	1,158
Service cost	181	155
Interest expense	72	78
Transfer of obligation	3	1
Remeasurements – Actuarial (gains) / losses	14	(78)
Benefits paid	(83)	(119)
Benefit obligations at the end	1,382	1,195
Change in plan assets		
Fair value of plan assets at the beginning	1,338	1,183
Interest income	80	84
Transfer of assets	–	1
Remeasurements – Return on plan assets excluding amounts included in interest income	10	8
Contributions	45	180
Benefits paid	(82)	(118)
Fair value of plan assets at the end	1,391	1,338
Funded status	9	143

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Service cost	181	155
Net interest on the net defined benefit liability / asset	(8)	(6)
Net gratuity cost	173	149

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	14	(78)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(10)	(8)
	4	(86)

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	8	(61)
(Gain) / loss from change in experience assumptions	6	(17)
	14	(78)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2021 and March 31, 2020 are as follows:

Particulars	As at March 31,	
	2021	2020
Discount rate[1]	6.1%	6.2%
Weighted average rate of increase in compensation levels[2]	6.0%	6.0%
Weighted average duration of defined benefit obligation[3]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2021 and March 31, 2020 are as follows:

Particulars	Year ended March 31,	
	2021	2020
Discount rate	6.2%	7.1%
Weighted average rate of increase in compensation levels	6.0%	8.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and the Management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligations is as follows:

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31,	
	2021	2020
Discount rate	78	67
Weighted average rate of increase in compensation level	70	59

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust. As at March 31, 2021 and March 31, 2020, the plan assets have been primarily invested in insurer-managed funds.

Actual return on assets for the years ended March 31, 2021 and March 31, 2020 were ₹90 crore and ₹92 crore, respectively.

The Company expects to contribute ₹190 crore to the gratuity trusts during the fiscal 2022.

Maturity profile of defined benefit obligation:

in ₹ crore

Within 1 year	194
1-2 year	200
2-3 year	213
3-4 year	233
4-5 year	245
5-10 years	1,219

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2021, the defined benefit obligation (DBO) is ₹541 crore, fair value of plan assets is ₹434 crore, resulting in recognition of a net DBO of ₹107 crore.

b. Superannuation

The Company contributed ₹242 crore and ₹223 crore to the Superannuation Trust during the years ended March 31, 2021 and March 31, 2020, respectively, and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the Trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Change in benefit obligations		
Benefit obligations at the beginning	7,366	5,989
Service cost – employer contribution	423	407
Employee contribution	816	857
Interest expense	606	561
Actuarial (gains) / loss	(26)	216
Benefits paid	(898)	(664)
Benefit obligations at the end	8,287	7,366
Change in plan assets		
Fair value of plan assets at the beginning	7,117	5,989
Interest income	596	561
Remeasurements – Return on plan assets excluding amounts included in interest income	125	(33)
Contributions	1,200	1,264
Benefits paid	(898)	(664)
Fair value of plan assets at the end	8,140	7,117
Net liability	(147)	(249)

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(26)	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(125)	33
	(151)	249

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic approach are as follows:

(In %)

Particulars	As at March 31,	
	2021	2020
Government of India (GOI) bond yield[1]	6.10	6.20
Expected rate of return on plan assets	8.00	8.00
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.50	8.50

[1] In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The break-up of the plan assets into various categories as at March 31, 2021 and March 31, 2020 is as follows:

in %

Particulars	As at March 31,	
	2021	2020
Central and state government bonds	54	49
Public-sector undertakings and private-sector bonds	40	48
Others	6	3

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2021 the defined benefit obligation would be affected by approximately ₹82 crore and ₹119 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹568 crore and ₹541 crore to the provident fund during the years ended March 31, 2021 and March 31, 2020, respectively. The same has been recognized in the net profit in the Statement of Profit and Loss under the head employee benefit expense.

The provident fund plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Salaries and bonus[1]	44,078	41,521
Defined contribution plans	242	223
Defined benefit plans	859	690
	45,179	42,434

[1] Includes employee stock compensation expense of ₹297 crore and ₹226 crore for the years ended March 31, 2021 and March 31, 2020, respectively (Refer to Note 2.11).

2.21 Reconciliation of basic and diluted shares used in computing earning per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2021	2020
Basic earnings per equity share – weighted average number of equity shares outstanding	425,94,38,950	427,70,30,249
Effect of dilutive common equivalent shares – share options outstanding	36,53,564	27,78,577
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	426,30,92,514	427,98,08,826

For the years ended March 31, 2021 and March 31, 2020, no number of options to purchase equity shares had an anti-dilutive effect.

2.22 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Contingent liabilities		
Claims against the Company, not acknowledged as debts[(1)]	3,753	3,410
[Amount paid to statutory authorities ₹5,827 crore (₹5,229 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	609	1,305
(net of advances and deposits)[(2)]		
Other commitments*	10	15

* Uncalled capital pertaining to investments

(1) As at March 31, 2021, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹3,424 crore. The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP units and SEZ units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes. These matters are pending before various appellate authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to ₹5,817 crore.

(2) Capital contracts primarily comprises commitments for infrastructure facilities and computer equipment.

Legal proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's Management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.23 Related party transactions

List of related parties

Name of subsidiaries	Country	Holdings as at March 31,	
		2021	2020
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)[(18)]	Brazil	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	US	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)[(44)]	India	100%	100%
Kallidus Inc, (Kallidus)[(45)]	US	–	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited[(2)]	Saudi Arabia	70%	70%
Infosys Consulting Ltda.[(1)]	Brazil	100%	100%
Infosys CIS LLC[(1)(19)]	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	US	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[(3)]	Australia	–	–
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100%	100%
Infosys Canada Public Services Inc[(48)]	Canada	–	–
Infosys BPM Limited	India	99.99%	99.99%
Infosys (Czech Republic) Limited s.r.o.[(4)]	Czech Republic	99.99%	99.99%

Name of subsidiaries	Country	Holdings as at March 31,	
		2021	2020
Infosys Poland, Sp z.o.o[4]	Poland	99.99%	99.99%
Infosys McCamish Systems LLC[4]	US	99.99%	99.99%
Portland Group Pty Ltd[4]	Australia	99.99%	99.99%
Infosys BPO Americas LLC.[4]	US	99.99%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited[5]	Australia	100%	100%
Infosys Consulting AG[5]	Switzerland	100%	100%
Infosys Consulting GmbH[5]	Germany	100%	100%
Infosys Consulting S.R.L.[1]	Romania	100%	100%
Infosys Consulting SAS[5]	France	100%	100%
Infosys Consulting s.r.o. v likvidaci *(formerly Infosys Consulting s.r.o.)*[5][44]	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.[5][44]	China	100%	100%
Infy Consulting Company Ltd[5]	UK	100%	100%
Infy Consulting B.V.[5]	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o[24][32]	Poland	–	99.99%
Lodestone Management Consultants Portugal, Unipessoal, Lda.[5][37]	Portugal	–	100%
Infosys Consulting S.R.L.[5]	Argentina	100%	100%
Infosys Consulting (Belgium) NV[6]	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	US	100%	100%
Panaya Ltd.[7]	Israel	100%	100%
Panaya GmbH[7]	Germany	100%	100%
Panaya Japan Co. Ltd[7][23]	Japan	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)	UK	100%	100%
Brilliant Basics Limited[8]	UK	100%	100%
Brilliant Basics (MENA) DMCC[8][25]	Dubai	–	100%
Infosys Consulting Pte Limited (Infosys Singapore)[1]	Singapore	100%	100%
Infosys Middle East FZ LLC[9]	Dubai	100%	100%
Fluido Oy[9]	Finland	100%	100%
Fluido Sweden AB (Extero)[12]	Sweden	100%	100%
Fluido Norway A/S[12]	Norway	100%	100%
Fluido Denmark A/S[12]	Denmark	100%	100%
Fluido Slovakia s.r.o[12]	Slovakia	100%	100%
Fluido Newco AB[12][39]	Sweden	–	100%
Infosys Compaz Pte. Ltd[10]	Singapore	60%	60%
Infosys South Africa (Pty) Ltd[9]	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)[1]	US	100%	100%
WDW Communications, Inc[11]	US	100%	100%
WongDoody, Inc[11]	US	100%	100%
HIPUS Co., Ltd *(formerly Hitachi procurement Service Co. Ltd)*[10][13]	Japan	81%	81%
Stater N.V.[10][14]	The Netherlands	75%	75%
Stater Nederland B.V.[15]	The Netherlands	75%	75%
Stater Duitsland B.V.[15][41]	The Netherlands	–	75%
Stater XXL B.V.[15]	The Netherlands	75%	75%
HypoCasso B.V.[15]	The Netherlands	75%	75%
Stater Participations B.V.[15]	The Netherlands	75%	75%
Stater Deutschland Verwaltungs-GmbH[16][40]	Germany	–	75%
Stater Deutschland GmbH & Co. KG[16][40]	Germany	–	75%
Stater Belgium N.V./S.A.[17][42]	Belgium	75%	53.99%
Outbox systems Inc. dba Simplus (US)[20]	US	100%	100%
Simplus North America Inc.[21]	Canada	100%	100%
Simplus ANZ Pty Ltd.[21]	Australia	100%	100%
Simplus Australia Pty Ltd[22]	Australia	100%	100%
Sqware Peg Digital Pty Ltd[22]	Australia	100%	100%
Simplus Philippines, Inc.[21]	Philippines	100%	100%
Simplus Europe, Ltd.[21]	UK	100%	100%
Infosys Fluido UK, Ltd. *(formerly Simplus U.K., Ltd)*[12][26]	UK	100%	100%
Infosys Fluido Ireland, Ltd. *(formerly Simplus Ireland, Ltd)*[12][26]	Ireland	100%	100%

Name of subsidiaries	Country	Holdings as at March 31,	
		2021	2020
Infosys Limited Bulgaria EOOD [1][27]	Bulgaria	100%	–
Kaleidoscope Animations, Inc.[30]	US	100%	–
Kaleidoscope Prototyping LLC [31]	US	100%	–
GuideVision, s.r.o.[28]	Czech Republic	100%	–
GuideVision Deutschland GmbH[29]	Germany	100%	–
GuideVision Suomi Oy[29]	Finland	100%	–
GuideVision Magyarország Kft[29]	Hungary	100%	–
GuideVision Polska SP.Z.O.O[29]	Poland	100%	–
GuideVision UK Ltd[29]	UK	100%	–
Beringer Commerce Inc[33]	US	100%	–
Beringer Capital Digital Group Inc[33]	US	100%	–
Mediotype LLC[34]	US	100%	–
Beringer Commerce Holdings LLC[34]	US	100%	–
SureSource LLC[35]	US	100%	–
Blue Acorn LLC[35]	US	100%	–
Simply Commerce LLC[35]	US	100%	–
iCiDIGITAL LLC[36]	US	100%	–
Infosys BPM UK Limited[4][38]	UK	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi[1][43]	Turkey	–	–
Infosys Germany Holding Gmbh[1][46][47]	Germany	100%	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Liquidated effective November 17, 2019
(4) Wholly-owned subsidiary of Infosys BPM Limited
(5) Wholly-owned subsidiary of Infosys Consulting Holding AG
(6) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9) Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10) Majority-owned and controlled subsidiary of Infosys Consulting Pte. Ltd
(11) Wholly-owned subsidiary of WongDoody
(12) Wholly-owned subsidiary of Fluido Oy
(13) On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% voting interests in HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd).
(14) On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% voting interests in Stater N.V
(15) Wholly-owned subsidiary of Stater N.V
(16) Wholly-owned subsidiary of Stater Duitsland B.V.
(17) Majority-owned and controlled subsidiary of Stater Participations B.V.
(18) Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited
(19) Liquidated effective January 28, 2021.
(20) On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(21) Wholly-owned subsidiary of Outbox Systems Inc.
(22) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(23) Liquidated effective October 31, 2019
(24) On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG
(25) Liquidated effective July 17, 2020
(26) On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK,Ltd (formerly Simplus U.K., Ltd) and Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd) from Simplus Europe, Ltd
(27) Incorporated effective September 11, 2020.
(28) On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision, s.r.o.
(29) Wholly-owned subsidiary of GuideVision, s.r.o.
(30) On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(31) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(32) Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(33) On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc
(34) Wholly-owned subsidiary of Beringer Commerce Inc
(35) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(36) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(37) Liquidated effective November 19,2020
(38) Incorporated, effective December 9, 2020
(39) Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(40) Merged into Stater Duitsland B.V., effective December 18, 2020
(41) Merged with Stater N.V., effective December 23, 2020
(42) On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% voting interests in Stater Belgium NV/SA
(43) Incorporated on December 30, 2020.
(44) Under liquidation
(45) Liquidated effective March 9, 2021
(46) Incorporated on March 23, 2021
(47) On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.
(48) Wholly-owned subsidiary of Infosys Public Services, Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust*	India	Controlled trust

* Registered on May 15, 2019

The Company's material related party transactions during the years ended March 31, 2021 and March 31, 2020 and outstanding balances as at March 31, 2021 and March 31, 2020 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

List of key managerial personnel

Whole-time directors

- Salil Parekh, Chief Executive Officer and Managing Director
- U.B. Pravin Rao, Chief Operating Officer

Non-whole-time directors

- Nandan M. Nilekani
- Michael Gibbs
- Kiran Mazumdar-Shaw
- Roopa Kudva (retired as member of the Board effective February 3, 2020)
- D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)
- D. Sundaram
- Uri Levine (appointed as an independent director effective April 20, 2020)
- Bobby Parikh (appointed as an independent director effective July 15, 2020)
- Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)
- Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive officers

Nilanjan Roy *Chief Financial Officer*	Mohit Joshi *President*
Ravi Kumar S. *President and Deputy Chief Operating Officer*	Krishnamurthy Shankar *Group Head – Human Resources*
Inderpreet Sawhney *Group General Counsel and Chief Compliance Officer*	

Company Secretary

A.G.S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Investment in debentures		
EdgeVerve(1)	536	1,159
	536	1,159
Trade receivables		
EdgeVerve	–	16
Brilliant Basics Limited	1	1
Infosys China	11	24
Infosys Mexico	2	7
Infosys BPM	9	10
Infosys BPO Americas	7	–
Infy Consulting Company Ltd.	3	6
Infosys Public Services	54	69
Infosys Shanghai	1	5
Infosys Sweden	7	4
Infosys Fluido Oy	2	–
Infosys Consulting Ltda.	1	6
Infosys McCamish Systems LLC	46	104
Panaya Ltd	1	129
Infosys Compaz Pte. Ltd	12	27
Stater Nederland B.V.	1	–
Outbox System,Inc. dba Simplus	3	–
Infosys Luxembourg S.à.r.l	24	–
Infosys Middle East FZ-LLC	18	–
	203	408
Loans		
Infosys China(2)	21	94
Infosys Consulting Pte Ltd(3)	–	277
Infosys Consulting S.R.L.(4)	–	9
Infosys Shanghai(5)	75	–
	96	380
Prepaid expense and other assets		
Panaya Ltd.	236	168
GuideVision, s.r.o.	1	–
	237	168
Other financial assets		
Infosys BPM	145	8

Particulars	As at March 31,	
	2021	2020
Panaya Ltd.	–	3
Infosys Austria GmbH	–	3
Infosys Consulting GmbH	2	1
Infosys China	9	8
Infosys Shanghai	2	1
Infy Consulting Company Ltd.	5	3
Infosys Management Consulting Pty Limited	1	1
Infosys Consulting AG	1	1
Infosys Public Services	–	1
Kallidus	–	2
Infosys Consulting Ltda.	1	3
Skava Systems Pvt. Ltd.	–	1
Infy Consulting B.V.	2	1
Brilliant Basics Limited	4	2
Infosys Mexico	–	2
Infosys Fluido Oy	1	–
McCamish Systems LLC	4	1
Infosys Poland sp. z o o	1	1
Stater NV	–	21
Fluido Denmark A/S	1	1
EdgeVerve	3	–
	182	65
Unbilled revenues		
EdgeVerve	77	45
Kallidus	–	8
Stater Nederland B.V.	5	31
	82	84
Trade payables		
Infosys China	6	6
Infosys BPM	121	60
Infosys (Czech Republic) Limited s.r.o.	12	10
Infosys Mexico	8	4
Infosys Sweden	39	3
Infosys Shanghai	8	5
Infosys Management Consulting Pty Limited	11	8
Infosys Consulting Pte Ltd.	3	3
Infy Consulting Company Ltd.	46	93
Infosys consulting Ltda	6	5
Brilliant Basics Limited	–	8
Panaya Ltd.	37	12
Infosys Public Services	3	3
Kallidus	–	5
Portland Group Pty Ltd	1	2
Infosys Chile SpA	1	3
Infosys Compaz Pte. Ltd	1	1
Infosys Middle East FZ-LLC	12	12
Infosys Poland Sp Z.o.o	10	3
Infosys Consulting S.R.L.	20	10
Skava Systems Pvt. Ltd.	–	1
Infosys Fluido Oy	20	–
McCamish Systems LLC	2	1
Fluido Sweden AB	10	–
EdgeVerve	1	–
WongDoody, Inc.	6	–
WDW Communications, Inc.	16	13

Particulars	As at March 31,	
	2021	2020
	400	271
Other financial liabilities		
Infosys BPM	127	4
Brilliant Basics Limited	23	1
Fluido Oy	–	9
Fluido Sweden AB	–	2
Infosys Mexico	1	1
Infosys Consulting Ltda.	–	1
Infosys Compaz Pte. Ltd	–	1
Infosys China	3	2
Kallidus Inc.	–	3
Stater Nederland B.V.	–	20
Infosys Middle East FZ-LLC	–	3
Infosys Shanghai	1	–
HIPUS Co., Ltd	1	–
Outbox System,Inc. dba Simplus	9	–
GuideVision, s.r.o.	2	–
Simplus Australia Pty Ltd	2	–
Simplus Philippines, Inc.	1	–
GuideVision Polska SP. Z O.O.	1	–
iCiDIGITAL LLC	3	–
	174	47
Accrued expenses		
Infosys BPM	74	2
	74	2

(1) At an interest rate of 7.138% per annum.
(2) Interest at the rate of 6% per annum repayable on demand
(3) Interest at the rate of 3% per annum repayable on demand
(4) Interest at the rate of 4% per annum repayable on demand
(5) Interest at the rate of 6% per annum repayable on demand.

in ₹ crore

Particulars	Maximum amount outstanding during the Year ended March 31,	
	2021	2020
Infosys China	471	94
Brilliant Basics	–	8
Infosys Consulting Pte Ltd	1,214	1,906
Infosys Consulting Holding AG	–	86
Infosys Shanghai	79	–
Infosys Consulting S.R.L Argentina	–	8
Infosys Consulting S.R.L. Romania	2	9

The details of the related parties transactions entered into by the Company for the years ended March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Capital transactions		
Financing transactions		
Equity		
Infosys Consulting Brazil	154	140
Wongdoody Holding Company Inc	21	9
Infosys BPM[2]	–	1

Particulars	Year ended March 31,	
	2021	2020
Infosys Nova Holdings LLC	1,302	1,335
Infosys Luxembourg S.a r.l.	13	–
Infosys Limited Bulgaria	2	–
Infosys Germany Holdings Gmbh	2	–
Infosys China	36	–
Kallidus[3]	(151)	–
Preference shares		
Infosys Consulting Pte Ltd.[1]	–	1,318
	1,379	2,803
Debentures (net of repayment)		
EdgeVerve	(623)	(286)
	(623)	(286)
Loans (net of repayment)		
Infosys China	(74)	–
Infosys Shanghai	76	–
Infosys Consulting Holding AG	–	(92)
Brilliant Basics Holdings Limited	–	(7)
Infosys Consulting Pte Ltd.	(277)	(496)
Infosys Consulting S.R.L.	(9)	8
	(284)	(587)
Revenue transactions		
Purchase of services		
Infosys China	63	76
Infosys Management Consulting Pty Limited	129	108
Infy Consulting Company Limited	965	1,030
Infosys Consulting Pte Ltd.	25	34
Portland Group Pty Ltd	33	22
Infosys (Czech Republic) Limited s.r.o.	122	98
Infosys BPM	1,321	733
Infosys Sweden	47	48
Infosys Shanghai	87	74
Infosys Mexico	72	67
Infosys Public Services	32	35
Panaya Ltd.	131	102
Infosys Brasil	–	10
Infosys Poland Sp Z.o.o	66	30
Infosys Consulting S.R.L. Romania	182	22
Infosys Compaz Pte. Ltd	3	6
Infosys Consulting Ltda.	41	14
Kallidus	22	26
Brilliant Basics Limited	53	95
Infosys Chile SpA	15	14
Infosys Middle East FZ-LLC	61	83
Fluido Oy	30	12
Fluido Sweden AB (Extero)	31	18
McCamish Systems LLC	7	6
GuideVision, s.r.o.	2	–
GuideVision Polska SP.Z.O.O	1	–
HIPUS	1	–

Particulars	Year ended March 31,	
	2021	2020
Simplus Australia Pty Ltd	1	–
Simplus Philippines, Inc.	1	–
Outbox System,Inc. dba Simplus	27	–
WDW Communications, Inc.	108	61
iCiDIGITAL LLC	3	–
WongDoody, Inc.	9	–
	3,691	2,824
Purchase of shared services including facilities and personnel		
Brilliant Basics Limited	3	5
Infosys BPM	3	3
WongDoody, Inc.	6	–
Infosys Public Services	3	–
Panaya Ltd.	1	–
Fluido Oy	–	1
Infosys Mexico	6	–
WDW Communications, Inc.	14	12
	36	21
Interest income		
Infosys China	3	6
Infosys Shanghai	4	–
Infosys Consulting Holding AG	–	1
Infosys Consulting Pte Ltd.	3	39
EdgeVerve	61	107
	71	153
Guarantee income		
Infosys Consulting Pte Ltd.	1	1
	1	1
Dividend income		
Infosys BPM	321	1
	321	1
Sale of services		
Infosys China	25	23
Infosys Mexico	26	34
Infy Consulting Company Limited	22	44
Infosys Brasil	–	3
Infosys BPO Americas	22	–
Infosys BPM	110	121
Infosys Fluido Oy	2	–
Infosys Luxembourg S.à.r.l	24	–
Infosys Middle East FZ-LLC	24	–
McCamish Systems LLC	160	320
Infosys Sweden	41	11
Infosys Shanghai	2	5
EdgeVerve	668	597
Infosys Public Services	682	749
Outbox System,Inc. dba Simplus	3	–
Infosys Compaz Pte Ltd	72	64
Infosys Consulting Ltda.	9	5
Infosys Austria GmbH	–	2
Panaya Ltd.	1	–
Fluido Denmark A/S	–	1
Stater Nederland B.V.	54	45

Particulars	Year ended March 31,	
	2021	2020
	1,947	2,024
Sale of shared services including facilities and personnel		
EdgeVerve	29	33
Panaya Ltd.	3	9
HIPUS	–	1
Infosys BPM	24	25
Brilliant Basics Limited	1	–
	57	68

(1) Includes loan conversion by way of issuing redeemable preference shares

(2) Represents purchase of non-controlling interest

(3) Represents funds received on liquidation of entity

Transactions with key managerial personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers[(1)(2)]	144	118
Commission and other benefits to non-executive / independent directors	6	8
Total	150	126

(1) Total employee stock compensation expense for the year ended March 31, 2021 and March 31, 2020, includes a charge of ₹76 crore and ₹56 crore respectively, towards key managerial personnel. (Refer to Note 2.11)

(2) Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.24 Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the Company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

a) Gross amount required to be spent by the Company during the year is ₹372 crore.

b) Amount spent during the year on:

in ₹ crore

Particulars	In cash	Yet to be paid in cash	Total
1. Construction / acquisition of any asset	–	–	–
2. On purposes other than(1) above[(1)]	375	–	375

(1) Includes ₹50 crore towards unspent CSR account as this pertains to ongoing projects

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary ("the Subsidiary") to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The carrying amount of the capital asset amounting to ₹283 crore has been impaired and included as CSR expense in the standalone financial statements because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary

2.25 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, *Operating Segments*, the Company has disclosed the segment information in the consolidated financial statements.

2.26 Function-wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Note no.	Year ended March 31, 2021	Year ended March 31, 2020
Revenue from operations	2.17	85,912	79,047
Cost of sales		55,541	52,816
Gross profit		30,371	26,231
Operating expenses			
Selling and marketing expenses		3,676	3,814
General and administration expenses		4,559	4,526
Total operating expenses		8,235	8,340
Operating profit		22,136	17,891
Interest expense		126	114
Other income, net	2.18	2,467	2,700
Profit before tax		24,477	20,477
Tax expense			
Current tax	2.16	6,013	5,235
Deferred tax	2.16	416	(301)
Profit for the year		18,048	15,543
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		148	(184)
Equity instruments through other comprehensive income, net		120	(31)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net		25	(36)
Fair value changes on investments, net	2.4	(102)	17
Total other comprehensive income / (loss), net of tax		191	(234)
Total comprehensive income for the year		18,239	15,309

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

Bengaluru
April 14, 2021

A.G.S. Manikantha
Company Secretary

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2021

Index

A Independent Auditor's Report 213

B Consolidated Balance Sheet 221

C Consolidated Statement of Profit and Loss 223

D Consolidated Statement of Changes in Equity 225

E Consolidated Statement of Cash Flows 230

F Overview and notes to the consolidated financial statements 232

1. Overview
   - 1.1 Company overview 232
   - 1.2 Basis of preparation of financial statements 232
   - 1.3 Basis of consolidation 232
   - 1.4 Use of estimates and judgments 232
   - 1.5 Critical accounting estimates and judgments 232
2. Notes to the consolidated financial statements
   - 2.1 Business combinations 234
   - 2.2 Property, plant and equipment 236
   - 2.3 Goodwill and other intangible assets 238
   - 2.4 Investments 241
   - 2.5 Loans 246
   - 2.6 Other financial assets 246
   - 2.7 Trade receivables 246
   - 2.8 Cash and cash equivalents 246
   - 2.9 Other assets 246
   - 2.10 Financial instruments 247
   - 2.11 Equity 254
   - 2.12 Other financial liabilities 259
   - 2.13 Other liabilities 259
   - 2.14 Provisions 260
   - 2.15 Income taxes 260
   - 2.16 Revenue from operations 263
   - 2.17 Other income, net 266
   - 2.18 Expenses 267
   - 2.19 Leases 268
   - 2.20 Employee benefits 269
   - 2.21 Reconciliation of basic and diluted shares used in computing earnings per share 272
   - 2.22 Contingent liabilities and commitments 273
   - 2.23 Related party transactions 273
   - 2.24 Segment reporting 280
   - 2.25 Function-wise classification of Consolidated Statement of Profit and Loss 282

Independent Auditor's Report

To The Members Of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2021, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2021 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing ("SA"s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Group's contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.5 and 2.16 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.5 and 2.16 to the consolidated financial statements
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:
   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.
   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.
   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.
   e) On the basis of the written representations received from the directors of the Company as on March 31, 2021 taken on record by the Boards of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2021 from being appointed as a director in terms of Section 164 (2) of the Act.
   f) With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.
   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.
   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:
      i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.
      ii) Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;
      iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 21039826AAAACO5071

Place: Mumbai
Date: April 14, 2021

Annexure "A" to the independent auditor's report

(Referred to in paragraph 1 (f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 ("the Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2021, we have audited the internal financial controls over financial reporting of Infosys Limited (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2021, based on the criteria for internal financial control over financial reporting established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-
Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 21039826AAAACO5071

Place: Mumbai
Date: April 14, 2021

Consolidated Balance Sheet

in ₹ crore

Particulars	Note no.	As at March 31,	
		2021	2020
Assets			
Non-current assets			
Property, plant and equipment	2.2	12,560	12,435
Right-of-use assets	2.19	4,794	4,168
Capital work-in-progress		922	954
Goodwill	2.3.1 and 2.1	6,079	5,286
Other intangible assets	2.3.2	2,072	1,900
Financial assets			
Investments	2.4	11,863	4,137
Loans	2.5	32	21
Other financial assets	2.6	1,141	737
Deferred tax assets (net)	2.15	1,098	1,744
Income tax assets (net)	2.15	5,811	5,384
Other non-current assets	2.9	1,281	1,426
Total non-current assets		47,653	38,192
Current assets			
Financial assets			
Investments	2.4	2,342	4,655
Trade receivables	2.7	19,294	18,487
Cash and cash equivalents	2.8	24,714	18,649
Loans	2.5	159	239
Other financial assets	2.6	6,410	5,457
Income tax assets (net)	2.15	–	7
Other current assets	2.9	7,814	7,082
Total current assets		60,733	54,576
Total assets		1,08,386	92,768

Consolidated Balance Sheet (contd.)

Particulars	Note no.	As at March 31,	
		2021	2020
Equity and liabilities			
Equity			
Equity share capital	2.11	2,124	2,122
Other equity		74,227	63,328
Total equity attributable to equity holders of the Company		76,351	65,450
Non-controlling interests		431	394
Total equity		76,782	65,844
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.19	4,587	4,014
Other financial liabilities	2.12	1,514	807
Deferred tax liabilities (net)	2.15	875	968
Other non-current liabilities	2.13	763	279
Total non-current liabilities		7,739	6,068
Current liabilities			
Financial liabilities			
Trade payables		2,645	2,852
Lease liabilities	2.19	738	619
Other financial liabilities	2.12	11,390	10,481
Other current liabilities	2.13	6,233	4,842
Provisions	2.14	713	572
Income tax liabilities (net)	2.15	2,146	1,490
Total current liabilities		23,865	20,856
Total equity and liabilities		1,08,386	92,768

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/ W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Mumbai
April 14, 2021

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Bengaluru
April 14, 2021

Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note no.	Year ended March 31,	
		2021	2020
Revenue from operations	2.16	1,00,472	90,791
Other income, net	2.17	2,201	2,803
Total income		1,02,673	93,594
Expenses			
Employee benefit expenses	2.18	55,541	50,887
Cost of technical sub-contractors		7,084	6,714
Travel expenses		554	2,710
Cost of software packages and others	2.18	4,223	2,703
Communication expenses		634	528
Consultancy and professional charges		1,261	1,326
Depreciation and amortization expenses	2.2, 2.3.2 & 2.19	3,267	2,893
Finance cost		195	170
Other expenses	2.18	3,286	3,656
Total expenses		76,045	71,587
Profit before tax		26,628	22,007
Tax expense			
Current tax	2.15	6,672	5,775
Deferred tax	2.15	533	(407)
Profit for the period		19,423	16,639
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.20	134	(180)
Equity instruments through other comprehensive income, net	2.4	119	(33)
		253	(213)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10	25	(36)
Exchange differences on translation of foreign operations		130	378
Fair value changes on investments, net	2.4	(102)	22
		53	364
Total other comprehensive income / (loss), net of tax		306	151
Total comprehensive income for the period		19,729	16,790
Profit attributable to			
Owners of the Company		19,351	16,594
Non-controlling interests		72	45
		19,423	16,639
Total comprehensive income attributable to			
Owners of the Company		19,651	16,732
Non-controlling interests		78	58
		19,729	16,790

Consolidated Statement of Profit and Loss (contd.)

Particulars	Note no.	Year ended March 31,	
		2021	2020
Earnings per equity share			
Equity shares of par value ₹ 5 each			
Basic (₹)		45.61	38.97
Diluted (₹)		45.52	38.91
Weighted average equity shares used in computing earnings per equity share	2.21		
Basic		424,24,16,665	425,77,54,522
Diluted		425,07,32,467	426,51,44,228

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/ W-100018

Sanjiv V. Pilgaonkar
Partner

Membership No.: 039826

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Consolidated Statement of Changes in Equity for the year ended March 31, 2020

in ₹ crore

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves [4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2019	2,170	149	57,566	54	1,242	227	2,570	6	61	72	842	21	(32)	64,948	58	65,006
Impact on account of adoption of Ind AS 116 [1]	–	–	(40)	–	–	–	–	–	–	–	–	–	–	(40)	–	(40)
	2,170	149	57,526	54	1,242	227	2,570	6	61	72	842	21	(32)	64,908	58	64,966
Changes in equity for the year ended March 31, 2020																
Profit for the period	–	–	16,594	–	–	–	–	–	–	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability / asset [1] *(Refer to Note 2.20.1)*	–	–	–	–	–	–	–	–	–	–	–	–	(180)	(180)	–	(180)
Equity instruments through other comprehensive income [1] *(Refer to Notes 2.4 and 2.15)*	–	–	–	–	–	–	–	–	–	(33)	–	–	–	(33)	–	(33)
Fair value changes on derivatives designated as cash flow hedge [1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	(36)	–	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	365	–	–	365	13	378
Fair value changes on investments [1] *(Refer to Notes 2.4 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	22	22	–	22
Total comprehensive income for the period	–	–	16,594	–	–	–	–	–	–	(33)	365	(36)	(158)	16,732	58	16,790
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	1	5	–	–	–	–	–	–	–	–	–	–	–	6	–	6
Employee stock compensation expense *(Refer to Note 2.11)*	–	–	–	–	–	238	–	–	–	–	–	–	–	238	–	238
Buyback of equity shares *(Refer to Notes 2.11 and 2.12)*	(49)	–	(4,717)	–	(1,494)	–	–	–	–	–	–	–	–	(6,260)	–	(6,260)

Particulars	Equity share capital[2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Transaction costs relating to buyback[1] *(Refer to Note 2.11)*	–	–	–	–	(11)	–	–	–	–	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback *(Refer to Note 2.11)*	–	–	–	–	(50)	–	–	–	50	–	–	–	–	–	–	–
Transfer on account of exercise of stock options *(Refer to Note 2.11)*	–	119	–	–	–	(119)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–	–
Effect of modification of equity-settled share-based payment awards to cash-settled awards *(Refer to Note 2.11)*	–	–	(9)	–	–	(48)	–	–	–	–	–	–	–	(57)	–	(57)
Income tax benefit arising on exercise of stock options	–	9	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Financial liability under option arrangements *(Refer to Note 2.1)*	–	–	(598)	–	–	–	–	–	–	–	–	–	–	(598)	–	(598)
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	(9,517)	–	–	–	–	–	–	–	–	–	–	(9,517)	–	(9,517)
Non-controlling interests on acquisition of subsidiary *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	–	–	–	311	311
Transfer to general reserve	–	–	(1,470)	–	1,470	–	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	(2,580)	–	–	–	2,580	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,080	–	–	–	(1,080)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1,207	(15)	(190)	65,450	394	65,844

Consolidated Statement of Changes in Equity for the year ended March 31, 2021

in ₹ crore

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2020	2,122	282	56,309	54	1,158	297	4,070	6	111	39	1207	(15)	(190)	65,450	394	65,844
Changes in equity for the year ended March 31, 2021																
Profit for the period	–	–	19,351	–	–	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability / asset[1] *(Refer to Note 2.20.1)*	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income[1] *(Refer to Notes 2.4 and 2.15)*	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge[1] *(Refer to Note 2.10)*	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments[1] *(Refer to Notes 2.4 and 2.15)*	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total comprehensive income for the period	–	–	19,351	–	–	–	–	–	–	119	124	25	32	19,651	78	19,729

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Shares issued on exercise of employee stock options *(Refer to Note 2.11)*	2	13	–	–	–	–	–	–	–	–	–	–	–	15	–	15
Employee stock compensation expense *(Refer to Note 2.11)*	–	–	–	–	–	253	–	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options *(Refer to Note 2.11)*	–	260	–	–	–	(260)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–	–
Effect of modification of share-based payment awards *(Refer to Note 2.11)*	–	–	–	–	–	85	–	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	45	–	–	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	(28)	–	–	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Dividends	–	–	(9,120)	–	–	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	(1,554)	–	1,554	–	–	–	–	–	–	–	–	–	–	–

Particulars	Equity share capital [2]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Securities premium	Retained earnings	Capital reserve	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [3]	Other reserves[4]	Capital redemption reserve	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Transferred to Special Economic Zone Re-investment Reserve	–	–	(3,354)	–	–	–	3,354	–	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	1,039	–	–	–	(1,039)	–	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	2,124	600	62,643	54	2,715	372	6,385	6	111	158	1,331	10	(158)	76,351	431	76,782

(1) Net of tax

(2) Net of treasury shares

(3) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of the Income-tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of Sec 10AA(2) of the Income-tax Act, 1961.

(4) Under the Swiss Code of Obligation, a few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/ W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Mumbai
April 14, 2021

Bengaluru
April 14, 2021

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note no.	Year ended March 31,	
		2021	2020
Cash flow from operating activities			
Profit for the period		19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities			
Income tax expense	2.15	7,205	5,368
Depreciation and amortization	2.2, 2.3.2 & 2.19	3,267	2,893
Interest and dividend income	2.17	(1,615)	(1,613)
Finance cost		195	170
Impairment loss recognized / (reversed) under expected credit loss model		190	161
Exchange differences on translation of assets and liabilities, net		(62)	184
Stock compensation expense	2.11	333	249
Other adjustments		(91)	(131)
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(1,835)	(3,861)
Loans, other financial assets and other assets		(534)	76
Trade payables		(245)	(373)
Other financial liabilities, other liabilities and provisions		3,382	1,791
Cash generated from operations		29,613	21,553
Income taxes paid		(6,389)	(4,550)
Net cash generated by operating activities		23,224	17,003
Cash flows from investing activities			
Expenditure on property, plant and equipment and intangibles		(2,107)	(3,307)
Deposits placed with corporation		(207)	(108)
Interest and dividend received		1,418	1,929
Payment towards acquisition of business, net of cash acquired		(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business		(158)	(6)
Redemption of escrow pertaining to buyback		–	257
Other receipts		49	46
Other payments		(45)	–
Payments to acquire investments			
Preference, equity securities and others		–	(41)
Tax-free bonds and government bonds		(318)	(19)
Liquid mutual funds and fixed maturity plan securities		(35,196)	(34,839)
Non-convertible debentures		(3,689)	(993)
Certificates of deposit		–	(1,114)
Government securities		(7,510)	(1,561)
Others		(25)	(29)
Proceeds on sale of investments			
Tax-free bonds and government bonds		–	87
Non-convertible debentures		1,251	1,888
Government securities		2,704	1,674
Commercial paper		–	500
Certificates of deposit		1,149	2,545
Liquid mutual funds and fixed maturity plan securities		36,353	34,685
Preference and equity securities		73	27
Others		23	–
Net cash (used in) / from investing activities		(7,456)	(239)

Consolidated Statement of Cash Flows (contd.)

Particulars	Note no.	Year ended March 31,	
		2021	2020
Cash flows from financing activities			
Payment of lease liabilities		(698)	(571)
Payment of dividends (including dividend distribution tax)		(9,117)	(9,515)
Payment of dividend to non-controlling interest of subsidiary		(20)	(33)
Shares issued on exercise of employee stock options		15	6
Payment towards purchase of non-controlling interest		(49)	–
Other receipts		83	–
Buyback of equity shares including transaction cost		–	(7,478)
Net cash used in financing activities		(9,786)	(17,591)
Net increase / (decrease) in cash and cash equivalents		5,982	(827)
Cash and cash equivalents at the beginning of the period	2.8	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents		83	(92)
Cash and cash equivalents at the end of the period	2.8	24,714	18,649
Supplementary information			
Restricted cash balance	2.8	504	396

The accompanying notes form an integral part of the *Consolidated financial statements*.
As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/ W-100018

Sanjiv V. Pilgaonkar
Partner
Membership No.: 039826

Mumbai
April 14, 2021

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Bengaluru
April 14, 2021

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys, together with its subsidiaries and controlled trusts, is hereinafter referred to as "the Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on BSE Limited and the National Stock Exchange of India Limited. The Company's American Depositary Shares (ADSs) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 14, 2021.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with Indian Accounting Standards (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.23. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date the control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

Estimation of uncertainties relating to the global health pandemic from COVID-19 ("COVID-19"):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these *Consolidated financial statements* including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these *Consolidated financial statements*.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a

contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involve significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of a method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions. Also, refer to Notes 2.15 and 2.22.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (refer to Note 2.15).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (refer to Notes 2.1 and 2.3.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of the Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (refer to Note 2.2).

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins (refer to Note 2.3.1).

f. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys' operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts (refer to Note 2.19).

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations*.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's *Consolidated financial statements*.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021, the Group completed three business combinations to complement its digital offerings and end-to-end customer experience offerings to customers by acquiring 100% voting interests in:

(i) Kaleidoscope Animations, Inc., a US-based Product Design and Development Services focused primarily on medical devices on October 9, 2020,

(ii) GuideVision, s.r.o., a ServiceNow Elite Partner in Europe on October 1, 2020, and

(iii) Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	137	–	137
Intangible assets – Vendor relationships	–	266	266
Intangible assets – Customer contracts and relationships	–	179	179
Intangible assets – Brand	–	57	57
Intangible assets – Software	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	137	512	649
Goodwill			758
Total purchase price			1,407

(1) Includes cash and cash equivalents acquired of ₹80 crore.

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to ₹520 crore is not tax-deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as fully described in Note 2.3.1.

The purchase consideration of ₹1,407 crore includes cash of ₹1,307 crore and a contingent consideration with an estimated fair value of ₹100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards the achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was ₹116 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the Group along with the achievement of financial targets

for the respective years. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is ₹ 108 crore as of acquisition date and as of March 31, 2021, the amounts are substantially collected.

The transaction costs of ₹ 11 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021.

HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 81% voting interests in HIPUS Co., Ltd (HIPUS), a wholly-owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately ₹206 crore). The Group recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity

HIPUS handles indirect materials-purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based on the determination of fair values at the dates of acquisition as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	41	–	41
Intangible assets – Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
Total	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

(1) Includes cash and cash equivalents acquired of ₹179 crore

Goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹ 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to ₹ 1,508 crore.

The transaction costs of ₹8 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Ltd. (a wholly-owned subsidiary of Infosys Limited) acquired 75% voting interests in Stater N.V. (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately ₹ 1,195 crore). The Company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity.

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based on the determination of fair values at the dates of acquisition as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	541	–	541
Intangible assets – Customer contracts and relationships	–	549	549
Intangible assets – Technology	–	110	110
Intangible assets – Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
Total	541	543	1,084
Goodwill			399
Less: Non-controlling interest			(288)
Total purchase price			1,195

(1) Includes cash and cash equivalents acquired of ₹505 crore

Goodwill is not tax-deductible.

The gross amount of trade receivables acquired and its fair value is ₹78 crore and the amount has been fully collected.

The transaction costs of ₹5 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Outbox Systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in Outbox Systems Inc. dba Simplus, a US-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to US$ 200 million (approximately ₹ 1,513 crore), comprising a cash consideration of US$ 180 million (approximately ₹ 1,362 crore) and a contingent consideration of up to US$ 20 million (approximately ₹ 151 crore).

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from the addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based on the determination of fair values at the dates of acquisition as follows:

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[1]	22	–	22
Intangible assets – Customer contracts and relationships	–	152	152
Intangible assets – Vendor relationships	–	325	325
Intangible assets – Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
Total	22	436	458
Goodwill			983
Total purchase price			1,441

[1] Includes cash and cash equivalents acquired of ₹7 crore

Goodwill is not tax-deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

in ₹ crore

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately ₹73 crore and the amount has been fully collected.

Additionally, this acquisition has retention payouts of up to US$ 50 million (₹379 crore) payable to the employees of the acquiree over the next three years, subject to their continuous employment with the Group along with the achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the Statement of Profit and Loss over the period of service.

The transaction costs of ₹6 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2020.

Business transfer – Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a business transfer agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020, the Company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of ₹171 crore and ₹66 crore, respectively, on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly-owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the *Consolidated financial statements*.

On March 9, 2021, Kallidus Inc. was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings[1]	22-25 years
Plant and machinery[1][2]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act, 2013.

[2] Includes a solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment are capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the cash generating unit to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Land – Freehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions – Business combination *(Refer to Note 2.1)*	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at March 31, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Land – Freehold	Land – Leasehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,307	605	8,926	2,709	1,101	5,846	1,620	739	38	22,891
Additions	11	–	1,056	475	169	930	465	324	7	3,437
Additions – Business combination *(Refer to Note 2.1)*	–	–	–	–	1	62	9	6	–	78
Deletions	–	–	–	(3)	(8)	(179)	(24)	(18)	(1)	(233)

Particulars	Land – Freehold	Land – Leasehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.19)*	–	(605)	–	–	–	–	–	–	–	(605)
Translation difference	–	–	34	4	2	17	3	12	1	73
Gross carrying value as at March 31, 2020	1,318	–	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Accumulated depreciation as at April 1, 2019	–	(33)	(2,927)	(1,841)	(813)	(4,192)	(1,170)	(414)	(22)	(11,412)
Depreciation	–	–	(353)	(306)	(128)	(862)	(233)	(146)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	–	3	8	179	23	18	1	232
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.19)*	–	33	–	–	–	–	–	–	–	33
Translation difference	–	–	(4)	(1)	(1)	(10)	–	(8)	–	(24)
Accumulated depreciation as at March 31, 2020	–	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Carrying value as at April 1, 2019	1,307	572	5,999	868	288	1,654	450	325	16	11,479
Carrying value as at March 31, 2020	1,318	–	6,732	1,040	331	1,791	693	513	17	12,435

(1) Buildings include ₹250 being the value of five shares of ₹50 each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

2.3 Goodwill and other intangible assets

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of the changes in the carrying amount of goodwill is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Carrying value at the beginning	5,286	3,540
Goodwill on Hipus acquisition *(Refer to Note 2.1)*	–	108
Goodwill on Stater acquisition *(Refer to Note 2.1)*	–	399
Goodwill on Simplus acquisition *(Refer to Note 2.1)*	–	983
Goodwill on acquisitions *(Refer to Note 2.1)*	758	–
Translation differences	35	256
Carrying value at the end	6,079	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Segment	As at March 31,	
	2021	2020
Financial Services	1,359	1,262
Retail	797	500
Communication	605	472
Energy, Utilities, Resources and Services	1,046	886
Manufacturing	487	378
	4,294	3,498
Operating segments without significant goodwill	925	766
Total	5,219	4,264

The goodwill pertaining to Panaya is tested for impairment at the entity level as at March 31, 2021 and amounts to ₹860 crore.

The goodwill pertaining to Panaya, Kallidus and Skava are tested for impairment at the respective entity level, amounting to ₹1,022 crore as at March 31, 2020.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

in %

Particulars	As at March 31,	
	2021	2020
Long-term growth rate	8-10	7-10
Operating margins	19-21	17-20
Discount rate	11.7	11.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2021, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to COVID-19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.3.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others[1]	Total
Gross carrying value as at April 1, 2020	1,878	697	1	241	411	3,228
Additions	–	101	–	–	–	101
Acquisition through business combination *(Refer to Note 2.1)*	179	33	–	57	266	535
Deletions	–	–	–	–	–	–
Translation difference	7	(7)	–	(5)	(11)	(16)
Gross carrying value as at March 31, 2021	2,064	824	1	293	666	3,848
Accumulated amortization as at April 1, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Amortization expense	(272)	(53)	–	(34)	(107)	(466)
Deletions	–	–	–	–	–	–
Translation differences	6	11	–	1	–	18
Accumulated amortization as at March 31, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Carrying value as at April 1, 2020	1,123	247	–	175	355	1,900
Carrying value as at March 31, 2021	1,043	332	–	194	503	2,072
Estimated useful life (in years)	1-15	3-10	–	3-10	3-7	
Estimated remaining useful life (in years)	1-13	1-8	–	1-9	1-7	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Customer-related	Software-related	Intellectual property rights-related	Land use – Rights-related	Brand or trademark-related	Others[1]	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions	–	86	–	–	–	–	86
Acquisition through business combination *(Refer to Note 2.1)*	817	110	–	–	135	325	1,387
Reclassified on account of adoption of Ind AS 116	–	–	–	(73)	–	–	(73)
Translation difference	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reclassified on account of adoption of Ind AS 116 *(Refer to Note 2.19)*	–	–	–	11	–	–	11
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated useful life (in years)	1-15	3-10	–	–	5-10	3-5	
Estimated remaining useful life (in years)	0-14	0-9	–	–	1-10	1-5	

[1] Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and development expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the years ended March 31, 2021 and March 31, 2020 was ₹945 crore and ₹829 crore, respectively.

2.4 Investments

in ₹ crore

Particulars	As at March 31, 2021	As at March 31, 2020
Non-current		
Unquoted		
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.1)*		
Preference securities	165	101
Equity instruments	2	1
	167	102
Investments carried at fair value through profit and loss *(Refer to Note 2.4.1)*		
Preference securities	11	9
Compulsorily convertible debentures	7	–
Others[1]	74	54
	92	63
Quoted		
Investments carried at amortized cost *(Refer to Note 2.4.2)*		
Tax-free bonds	2,131	1,825
Government bonds	21	21
	2,152	1,846
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	3,985	1,462
Government securities	5,467	664
	9,452	2,126
Total non-current investments	11,863	4,137
Current		
Unquoted		
Investments carried at fair value through profit or loss *(Refer to Note 2.4.3)*		
Liquid mutual fund units	1,500	2,104
	1,500	2,104
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Certificates of deposit	–	1,126
	–	1,126
Quoted		
Investments carried at fair value through profit and loss *(Refer to Note 2.4.3)*		
Fixed maturity plan securities	–	489
	–	489
Investments carried at fair value through other comprehensive income *(Refer to Note 2.4.4)*		
Non-convertible debentures	842	936
	842	936
Total current investments	2,342	4,655
Total investments	14,205	8,792
Aggregate amount of quoted investments	12,446	5,397
Market value of quoted investments (including interest accrued), current	843	1,425
Market value of quoted investments (including interest accrued), non-current	11,997	4,268
Aggregate amount of unquoted investments	1,759	3,395
Investments carried at amortized cost	2,152	1,846
Investments carried at fair value through other comprehensive income	10,461	4,290
Investments carried at fair value through profit or loss	1,592	2,656

[1] Uncalled capital commitments outstanding as at March 31, 2021 and March 31, 2020 was ₹42 crore and ₹61 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

The details of amounts recorded in other comprehensive income are as follows:

in ₹ crore

	Year ended March 31, 2021			Year ended March 31, 2020		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(5)	1	(4)	27	(3)	24
Certificates of deposit	(3)	1	(2)	(4)	2	(2)
Government securities	(114)	18	(96)	–	–	–
Equity and preference securities	136	(17)	119	(27)	(6)	(33)

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31	
		2021	2020
Liquid mutual fund units	Quoted price	1,500	2,104
Fixed maturity plan securities	Market observable inputs	–	489
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,536	2,144
Non-convertible debentures	Quoted price and market observable inputs	4,827	2,398
Government securities	Quoted price	5,467	664
Certificate of deposits	Market observable inputs	–	1,126
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	167	102
Unquoted equity and preference securities – carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	11	9
Unquoted compulsorily convertible debentures – carried at fair value through profit and loss	Discounted cash flows method	7	–
Others	Discounted cash flows method, Market multiples method, Option pricing model	74	54
Total		14,589	9,090

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.4.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except otherwise stated

Particulars	As at March 31,	
	2021	2020
Preference securities		
Airviz, Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop, Inc.	94	40
11,05,934 (16,48,352) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	20	10
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1 each		
Trifacta Inc.	40	42
11,80,358 (11,80,358) Series C-1 Preferred Stock		
19,59,823 (19,59,823) Series E Preferred Stock		
Tidalscale, Inc.	11	9
36,74,269 (36,74,269) Series B Preferred Stock		
Ideaforge Technology Private Limited	11	9
5,402 (5,402) Series A compulsorily convertible cumulative preference shares of ₹10 each, fully paid up		
Total investment in preference securities	176	110
Equity instruments		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	2	1
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at ₹10, fully paid up		
Total investment in equity instruments	2	1
Compulsorily convertible debentures		
Ideaforge Technology Private Limited	7	–
3,886 (Nil) compulsorily convertible debentures, fully paid up, par value ₹19,300 each		
Total investment in debentures	7	–
Others		
Stellaris Venture Partners India	42	30
The House Fund II, L.P.	32	24
Total investment in others	74	54
Total	259	165

2.4.2 Details of investments in tax-free bonds and government bonds

The balances held in tax-free bonds as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
7.04% Indian Railway Finance Corporation Limited Bonds 03MAR2026	10,00,000	470	49	470	49
7.16% Power Finance Corporation Limited Bonds 17JUL2025	10,00,000	1,000	104	1,000	105
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000	20,00,000	200	20,00,000	201
7.28% Indian Railway Finance Corporation Limited Bonds 21DEC2030	1,000	4,22,800	42	4,22,800	42
7.28% National Highways Authority of India Limited Bonds 18SEP2030	10,00,000	3,300	341	3,300	341
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000	21,00,000	210	21,00,000	210
7.35% National Highways Authority of India Limited Bonds 11JAN2031	1,000	5,71,396	57	5,71,396	57
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000	2,00,000	20	2,00,000	20
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000	5,00,000	52	5,00,000	52
8.26% India Infrastructure Finance Company Limited Bonds 23AUG2028	10,00,000	1,000	100	1,000	100
8.30% National Highways Authority of India Limited Bonds 25JAN2027	1,000	5,00,000	52	5,00,000	53
8.35% National Highways Authority of India Limited Bonds 22NOV2023	10,00,000	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000	2,400	289	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000	5,00,000	50	5,00,000	50
8.76% National Housing Bank 13JAN2034	5,000	92,000	65	–	–
Total investments in tax-free bonds		68,99,366	2,131	68,05,416	1,825

The balances held in government bonds as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value PHP	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
Treasury Notes Philippines Govt. 04DEC2022	10,000	9,000	13	9,000	13
Treasury Notes Philippines Govt. 08MAR2023	10,000	5,500	8	5,500	8
Total investments in government bonds		14,500	21	14,500	21

2.4.3 Details of investments in liquid mutual fund units and fixed maturity plans

The balances held in liquid mutual fund units as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2021		As at March 31, 2020	
	Units	Amount	Units	Amount
ABSL Overnight Regular – Growth	6,82,683	75	–	–
Aditya Birla Sun Life Cash Manager – Growth	–	–	1,68,237	8
Aditya Birla Sun life Corporate Bond Fund – Growth – Direct Plan	–	–	2,66,97,315	211
Aditya Birla Sun Life Liquid Fund – Growth – Direct Plan	–	–	16,90,522	54
Aditya Birla Sun Life Overnight Fund – Growth – Direct Plan	12,59,439	140	–	–
Axis Liquid Fund – Growth Option – Direct Plan	8,99,316	206	–	–
Axis Treasury Advantage Fund – Growth	–	–	8,65,146	201

Particulars	As at March 31, 2021		As at March 31, 2020	
	Units	Amount	Units	Amount
Blackrock Liquidity Mutual Fund	39,65,897	29	–	–
HDFC Liquid Fund – Direct Plan – Growth Option	–	–	5,55,555	217
HDFC Overnight Fund Direct Plan – Growth Option	3,76,122	115	10,10,508	300
ICICI Prudential Liquid Fund – Direct Plan – Growth	–	–	79,30,594	233
ICICI Prudential Overnight Fund – Direct Plan – Growth	1,40,75,822	156	–	–
IDFC Banking and PSU Fund – Direct Plan – Growth Option	–	–	8,88,49,927	160
IDFC Cash Fund – Growth – Direct Plan	4,02,284	100	–	–
IDFC Corporate Bond – Fund Direct Plan	–	–	1,19,02,495	17
Kotak Liquid Fund – Direct Plan – Growth Option	6,28,350	262	7,47,509	300
Nippon India Liquid Fund – Direct Plan Growth Plan – Growth Option	1,98,715	100	–	–
SBI Overnight Fund – Direct Plan – Growth	4,84,107	162	9,22,151	300
SBI Premier Liquid Fund – Direct Plan – Growth	–	–	3,31,803	103
UTI Overnight Fund – Direct Growth	5,51,036	155	–	–
Total investments in liquid mutual fund units	2,35,23,771	1,500	14,16,71,762	2,104

The balances held in fixed maturity plans as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2021		As at March 31, 2020	
	Units	Amount	Units	Amount
Aditya Birla Sun Life Fixed Term Plan – Series OD 1145 Days – GR Direct	–	–	6,00,00,000	74
Aditya Birla Sun Life Fixed Term Plan – Series OE 1153 Days – GR Direct	–	–	2,50,00,000	31
HDFC FMP 1155D Feb 2017 – Direct Growth – Series 37	–	–	3,80,00,000	47
HDFC FMP 1169D Feb 2017 – Direct – Quarterly Dividend – Series 37	–	–	4,50,00,000	45
ICICI FMP Series 80-1194 D Plan F Div	–	–	5,50,00,000	68
ICICI Prudential Fixed Maturity Plan Series 80-1187 Days Plan G Direct Plan	–	–	4,20,00,000	52
ICICI Prudential Fixed Maturity Plan Series 80-1253 Days Plan J Direct Plan	–	–	3,00,00,000	37
IDFC Fixed Term Plan Series 129 Direct Plan – Growth 1147 Days	–	–	1,00,00,000	12
IDFC Fixed Term Plan Series 131 Direct Plan – Growth 1139 Days	–	–	1,50,00,000	19
Kotak FMP Series 199 Direct – Growth	–	–	3,50,00,000	44
Nippon India Fixed Horizon Fund-XXXII Series 8 – Dividend Plan	–	–	5,00,00,000	60
Total investments in fixed maturity plan securities	–	–	40,50,00,000	489

2.4.4 Details of investments in non-convertible debentures, government securities, certificates of deposit and commercial paper

The balances held in non-convertible debenture units as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
5.35% LIC Housing Finance Ltd 20MAR2023	10,00,000	1,000	100	–	–
5.53% LIC Housing Finance Ltd 20DEC2024	10,00,000	4,750	475	–	–
5.40% Housing Development Finance Corporation Ltd 11AUG2023	10,00,000	4,500	468	–	–
5.78% Housing Development Finance Corporation Ltd 25NOV2025	10,00,000	7,750	776	–	–
6.40% LIC Housing Finance Ltd 24JAN2025	10,00,000	4,000	402	–	–
6.43% Housing Development Finance Corporation Ltd 29SEP2025	10,00,000	5,250	545	–	–
6.95% Housing Development Finance Corporation 27APR2023	10,00,000	1,250	137	–	–
6.99% Housing Development Finance Corporation Ltd 13FEB2023	10,00,000	750	78	–	–

Particulars	Face value ₹	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
7.03% LIC Housing Finance Ltd 28DEC2021	10,00,000	2,500	262	2,500	254
7.20% Housing Development Finance Corporation Ltd 13APR2023	10,00,000	500	55	–	–
7.24% LIC Housing Finance Ltd 23AUG2021	10,00,000	2,500	264	2,500	259
7.33% LIC Housing Finance Ltd 12FEB2025	10,00,000	3,000	315	–	–
7.35% Housing Development Finance Corporation Ltd 10FEB2025	10,00,000	850	88	–	–
7.40% LIC Housing Finance Ltd 06SEP2024	10,00,000	1,500	163	–	–
7.58% LIC Housing Finance Ltd 11JUN2020	10,00,000	–	–	500	52
7.59% LIC Housing Finance Ltd 14OCT2021	10,00,000	–	–	3,000	312
7.75% LIC Housing Finance Ltd 27AUG2021	10,00,000	1,250	132	1,250	131
7.79% LIC Housing Finance Ltd 19JUN2020	10,00,000	–	–	500	53
7.81% LIC Housing Finance Ltd 27APR2020	10,00,000	–	–	2,000	215
8.37% LIC Housing Finance Ltd 10MAY2021	10,00,000	500	54	500	54
8.49% Housing Development Finance Corporation Ltd 27APR2020	5,00,000	–	–	900	49
8.50% Housing Development Finance Corporation Ltd 31AUG2020	1,00,00,000	–	–	100	106
8.50% LIC Housing Finance Ltd 20JUN2022	10,00,000	2,950	327	2,950	323
8.58% Housing Development Finance Corporation Ltd 22MAR2022	10,00,000	1,250	130	1,250	129
8.60% LIC Housing Finance Ltd 22JUL2020	10,00,000	–	–	1,000	107
8.60% LIC Housing Finance Ltd 29JUL2020	10,00,000	–	–	1,750	187
8.75% LIC Housing Finance Ltd 21DEC2020	10,00,000	–	–	1,000	101
8.80% LIC Housing Finance Ltd 24DEC2020	10,00,000	–	–	650	66
9.05% Housing Development Finance Corporation 20NOV2023	10,00,000	500	56	–	–
Total investments in non-convertible debentures		46,550	4,827	22,350	2,398

The balances held in government securities as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face value ₹	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
5.79% Government of India 11MAY2030	10,000	4,10,000	402	–	–
5.85% Government of India 01DEC2030	10,000	5,000	5	–	–
6.45% Government of India 07OCT2029	10,000	17,00,000	1,760	–	–
7.17% Government of India 8JAN2028	10,000	–	–	1,25,000	132
7.26% Government of India 14JAN2029	10,000	13,50,000	1,439	5,00,000	532
7.57% Government of India 17JUN2033	10,000	9,50,000	1,039	–	–
7.88% Government of India 19MAR2030	10,000	2,50,000	273	–	–
8.08% Government of India 02AUG2022	10,000	2,00,000	213	–	–
8.24% Government of India 15FEB2027	10,000	2,00,000	222	–	–
8.32% Government of India 02AUG2032	10,000	1,00,000	114	–	–
Total investments in government securities		51,65,000	5,467	6,25,000	664

The balances held in certificates of deposit as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as otherwise stated

Particulars	Face Value ₹	As at March 31, 2021		As at March 31, 2020	
		Units	Amount	Units	Amount
Axis Bank	1,00,000	–	–	25,000	240
Bank of Baroda	1,00,000	–	–	65,000	638
Oriental Bank of Commerce	1,00,000	–	–	25,000	248
Total investments in certificates of deposit		–	–	1,15,000	1,126

2.5 Loans

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Unsecured, considered good		
Other loans		
Loans to employees	32	21
	32	21
Unsecured, considered doubtful		
Other loans		
Loans to employees	28	30
	60	51
Less: Allowance for doubtful loans to employees	28	30
Total non-current loans	32	21
Current		
Unsecured, considered good		
Other loans		
Loans to employees	159	239
Total current loans	159	239
Total loans	191	260

2.6 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Security deposits[(1)]	49	50
Unbilled revenues[(1)#]	399	–
Rental deposits[(1)]	217	221
Net investment in sublease of right of use asset *(Refer to Note 2.19)*[(1)]	350	398
Restricted deposits[(1)*]	42	55
Others[(1)]	84	13
Total non-current other financial assets	1,141	737
Current		
Security deposits[(1)]	6	8
Rental deposits[(1)]	30	27
Restricted deposits[(1)*]	2,016	1,795
Unbilled revenues[(1)#]	3,173	2,796
Interest accrued but not due[(1)]	620	474
Foreign currency forward and options contracts[(2)(3)]	188	62
Net investment in sublease of right of use asset *(Refer to Note 2.19)*[(1)]	38	35
Others[(1)]	339	260
Total current other financial assets	6,410	5,457
Total other financial assets	7,551	6,194
(1) Financial assets carried at amortized cost	7,363	6,132
(2) Financial assets carried at fair value through other comprehensive income	25	9
(3) Financial assets carried at fair value through profit or loss	163	53

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 Trade receivables

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current		
Unsecured		
Considered good	19,294	18,487
Considered doubtful	619	557
	19,913	19,044
Less: Allowance for credit loss	619	557
Total trade receivables[(1)]	19,294	18,487
(1) Includes dues from companies where directors are interested	–	–

2.8 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Balances with banks		
In current and deposit accounts	20,069	12,288
Cash on hand	–	–
Others		
Deposits with financial institutions	4,645	6,361
Total cash and cash equivalents	24,714	18,649
Balances with banks in unpaid dividend accounts	33	30
Deposit with more than 12 months maturity	13,659	6,895
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at March 31, 2021 and March 31, 2020 include restricted cash and bank balances of ₹504 crore and ₹396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 Other assets

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Capital advances	141	310
Advances other than capital advances		
Others		
Withholding taxes and others	705	777
Unbilled revenues[(1)]	195	–
Defined benefit plan assets *(Refer to Note 2.20.1)*	19	151
Prepaid expenses	78	87
Deferred contract cost	143	101
Total non-current other assets	1,281	1,426

Particulars	As at March 31,	
	2021	2020
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	141	145
Others		
Unbilled revenues[1]	4,354	4,325
Withholding taxes and others	2,091	1,583
Prepaid expenses	1,160	968
Deferred contract cost	65	33
Other receivables	3	28
Total current other assets	7,814	7,082
Total other assets	9,095	8,508

[1] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from the Government of India.

2.10 Financial instruments

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of those instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2021 are as follows:

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.8)*	24,714	–	–	–	–	24,714	24,714
Investments *(Refer to Note 2.4)*							
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536(1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non-convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables *(Refer to Note 2.7)*	19,294	–	–	–	–	19,294	19,294
Loans *(Refer to Note 2.5)*	191	–	–	–	–	191	191
Other financials assets *(Refer to Note 2.6)*(3)	7,363	–	163	–	25	7,551	7,459(2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities							
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities *(Refer to Note 2.19)*	5,325	–	–	–	–	5,325	5,325
Financial liability under option arrangements	–	–	693	–	–	693	693
Other financial liabilities *(Refer to Note 2.12)*	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹92 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

in ₹ crore

Particulars	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents (*Refer to Note 2.8*)	18,649	–	–	–	–	18,649	18,649
Investments (*Refer to Note 2.4*)							
Equity and preference securities	–	–	9	102	–	111	111
Tax-free bonds and government bonds	1,846	–	–	–	–	1,846	2,144[(1)]
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Non-convertible debentures	–	–	–	–	2,398	2,398	2,398
Government securities	–	–	–	–	664	664	664
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Other investments	–	–	54	–	–	54	54
Fixed maturity plan securities	–	–	489	–	–	489	489
Trade receivables (*Refer to Note 2.7*)	18,487	–	–	–	–	18,487	18,487
Loans (*Refer to Note 2.5*)	260	–	–	–	–	260	260
Other financials assets (*Refer to Note 2.6*)[(3)]	6,132	–	53	–	9	6,194	6,112[(2)]
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities							
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities (*Refer to Note 2.19*)	4,633	–	–	–	–	4,633	4,633
Financial liability under option arrangements	–	–	621	–	–	621	621
Other financial liabilities (*Refer to Note 2.12*)	7,966	–	811	–	20	8,797	8,797
Total	15,451	–	1,432	–	20	16,903	16,903

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹82 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 is as follows:

in ₹ crore

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds (*Refer to Note 2.4*)	1,500	1,500	–	–
Investments in tax-free bonds (*Refer to Note 2.4*)	2,513	1,352	1,161	–
Investments in government bonds (*Refer to Note 2.4*)	23	23	–	–
Investments in non-convertible debentures (*Refer to Note 2.4*)	4,827	4,532	295	–
Investment in government securities (*Refer to Note 2.4*)	5,467	5,467	–	–
Investments in equity instruments (*Refer to Note 2.4*)	2	–	–	2
Investments in preference securities (*Refer to Note 2.4*)	176	–	–	176

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Investments in compulsorily convertible debentures *(Refer to Note 2.4)*	7	–	–	7
Other investments *(Refer to Note 2.4)*	74	–	–	74
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.6)*	188	–	188	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.12)*	56	–	56	–
Financial liability under option arrangements	693	–	–	693
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	161	–	–	161

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14.5%.

During the year ended March 31, 2021, tax-free bonds and non-convertible debentures of ₹107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹1,177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

in ₹ crore

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds *(Refer to Note 2.4)*	2,104	2,104	–	–
Investments in tax-free bonds *(Refer to Note 2.4)*	2,122	1,960	162	–
Investments in government bonds *(Refer to Note 2.4)*	22	22	–	–
Investments in non-convertible debentures *(Refer to Note 2.4)*	2,398	2,032	366	–
Investments in certificates of deposit *(Refer to Note 2.4)*	1,126	–	1,126	–
Investment in government securities *(Refer to Note 2.4)*	664	664	–	–
Investments in fixed maturity plan securities *(Refer to Note 2.4)*	489	–	489	–
Investments in equity instruments *(Refer to Note 2.4)*	1	–	–	1
Investments in preference securities *(Refer to Note 2.4)*	110	–	–	110
Other investments *(Refer to Note 2.4)*	54	–	–	54
Derivative financial instruments – gain on outstanding foreign exchange forward and option contracts *(Refer to Note 2.6)*	62	–	62	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and option contracts *(Refer to Note 2.12)*	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration *(Refer to Note 2.12)*[(1)]	340	–	–	340

(1) Discount rate pertaining to contingent consideration ranges from 8% to 14%.

During the year ended March 31, 2020, tax-free bonds and non-convertible debentures of ₹662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and ₹50 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in the fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

The majority of investments of the Group are fair-valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently, the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on inter-company transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2021 is as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	15,647	3,407	1,324	1,216	1,696	23,290
Net financial liabilities	(6,997)	(2,570)	(622)	(802)	(1,368)	(12,359)
Total	8,650	837	702	414	328	10,931

The foreign currency risk from financial assets and liabilities as at March 31, 2020 was as follows:

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	14,900	2,858	1,388	825	1,707	21,678
Net financial liabilities	(6,087)	(1,747)	(667)	(331)	(1,013)	(9,846)
Total	8,813	1,111	721	494	694	11,832

Sensitivity analysis between Indian rupee and US Dollar

Particulars	Year ended March 31,	
	2021	2020
Impact on the Group's incremental operating margins	0.47%	0.45%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows:

Particulars	As at March 31, 2021		As at March 31, 2020	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Option contracts				
In Australian Dollar	92	512	110	507
In Euro	165	1,415	120	993
In UK Pound Sterling	35	353	21	196
Other derivatives				
Forward contracts				
In Australian Dollar	–	–	2	9
In Brazilian Real	–	–	57	102
In Canadian Dollar	33	194	21	117
In Chinese Yuan	105	117	210	226
In Czech Koruna	313	103	–	–
In Euro	171	1,466	191	1,581
In New Zealand Dollar	16	82	16	72
In Norwegian Krone	25	21	40	29
In Poland Zloty	–	–	92	165
In Romanian Leu	10	17	20	33
In Singapore Dollar	241	1,419	177	954

Particulars	As at March 31, 2021		As at March 31, 2020	
	In million	In ₹ crore	In million	In ₹ crore
In Swedish Krona	–	–	50	37
In Swiss Franc	27	213	1	9
In US Dollar	1,139	8,325	1,048	7,925
In Philippine Peso	800	121	–	–
In UK Pound Sterling	28	282	50	469
Option contracts				
In Euro	65	557	–	–
In US Dollar	404	2,951	555	4,196
Total forwards and options contracts		18,148		17,620

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Not later than one month	6,159	5,687
Later than one month and not later than three months	8,074	8,727
Later than three months and not later than one year	3,915	3,206
	18,148	17,620

During the year ended March 31, 2021 and March 31, 2020, the Group has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2021 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing. If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Gain / (loss)		
Balance at the beginning of the period	(15)	21
Gain / (loss) recognized in other comprehensive income during the period	(126)	25
Amount reclassified to profit or loss during the period	160	(73)
Tax impact on above	(9)	12
Balance at the end of the period	10	(15)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

in ₹ crore

Particulars	As at March 31, 2021		As at March 31, 2020	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	201	(69)	86	(515)
Amount set off	(13)	13	(24)	24
Net amount presented in Balance Sheet	188	(56)	62	(491)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹19,294 crore and ₹18,487 crore as at March 31, 2021 and March 31, 2020, respectively, and unbilled revenues amounting to ₹8,121 crore and ₹7,121 crore as at March 31, 2021 and March 31, 2020, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the US. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from the top customer and the top 10 customers are as follows:

in %

Particulars	Year ended March 31,	
	2021	2020
Revenue from top customer	3.2	3.1
Revenue from top 10 customers	18.1	19.2

Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the years ended March 31, 2021 and March 31, 2020 was ₹184 crore and ₹161 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Balance at the beginning	705	627
Impairment loss recognized	184	161
Write-offs	(123)	(100)
Translation differences	(14)	17
Balance at the end	752	705

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

in ₹ crore except otherwise stated

Particulars	As at March 31,	
	2021	2020
Trade receivables	19,294	18,487
Unbilled revenues	8,121	7,121

Days sales outstanding was 71 days and 69 days as of March 31, 2021 and March 31, 2020, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invests in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these *Consolidated financial statements*. Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2021, the Group had a working capital of ₹36,868 crore including cash and cash equivalents of ₹24,714 crore and current investments of ₹2,342 crore. As at March 31, 2020, the Group had a working capital of ₹33,720 crore including cash and cash equivalents of ₹18,649 crore and current investments of ₹4,655 crore.

As at March 31, 2021 and March 31, 2020, the outstanding compensated absences were ₹2,117 crore and ₹1,870 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details of the contractual maturities of significant financial liabilities as at March 31, 2021 are as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,645	–	–	–	2,645
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	9,239	411	197	30	9,877
Financial liability under option arrangements	–	615	78	–	693
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	76	67	38	–	181

The details of the contractual maturities of significant financial liabilities as at March 31, 2020 were as follows:

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.12)*	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.12)*	225	75	67	–	367

2.11 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from the securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment Reserve

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Capital redemption reserve

In accordance with Section 69 of the Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

Share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2021	2020
Authorized		
Equity shares, ₹ 5 par value		
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹ 5 par value[(1)]	2,124	2,122
424,51,46,114 (424,07,53,210) equity shares fully paid-up[(2)]	2,124	2,122

Note: Forfeited shares amounted to ₹ 1,500 (₹ 1,500)

(1) Refer to Note 2.21 for details of basic and diluted shares.

(2) Net of treasury shares 1,55,14,732 (1,82,39,356)

The Company has only one class of shares referred to as equity shares having a par value of ₹ 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADSs) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2021:

Bonus issue

The Company has allotted 218,41,91,490 and 114,84,72,332 fully-paid-up shares of face value ₹5 each during the quarter ended September 30, 2018 and June 30, 2015, respectively, pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one ADS for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital Allocation Policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under Ind AS. Dividend and buyback include applicable taxes.

Proposed buyback announced in April 2021

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

Buyback completed in August 2019

Based on the postal ballot that concluded on March 12, 2019, the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of up to ₹8,260 crore at a price not exceeding ₹800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019. During this buyback period, the Company had purchased and extinguished a total of 11,05,19,266 equity shares from the stock exchanges at an average buyback price of ₹747 per equity share comprising 2.53% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created 'Capital Redemption Reserve' of ₹55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain or achieve an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

in ₹

Particulars	Year ended March 31,	
	2021	2020
Final dividend for fiscal 2019	–	10.50
Interim dividend for fiscal 2020	–	8.00
Final dividend for fiscal 2020	9.50	–
Interim dividend for fiscal 2021	12.00	–

During the year ended March 31, 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of ₹9,120 crore (excluding dividend paid on treasury shares).

The Board of Directors, at its meeting on April 14, 2021, recommended a final dividend of ₹15 per equity share for the financial year ended March 31, 2021. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company to be held on June 19, 2021 and if approved, would result in a net cash outflow of approximately ₹6,368 crore (excluding dividend paid on treasury shares).

The details of shareholder holding more than 5% shares as at March 31, 2021 and March 31, 2020 are as follows:

Name of the shareholder	As at March 31, 2021		As at March 31, 2020	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	73,24,89,890	17.19	73,93,01,182	17.36
Life Insurance Corporation of India	25,00,63,497	5.87	28,20,08,863	6.62

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2021		As at March 31, 2020	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	424,07,53,210	2,122	433,59,54,462	2,170
Add: Shares issued on exercise of employee stock options	43,92,904	2	26,66,014	1
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	424,51,46,114	2,124	424,07,53,210	2,122

Employee Stock Option Plan (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 RSU Plan ("the 2011 Plan") as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,55,14,732 and 1,82,39,356 shares as at March 31, 2021 and March 31, 2020, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

The summary of grants during the years ended March 31, 2021 and March 31, 2020 is as follows:

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2021	2020	2021	2020
Equity-settled RSU				
Key Managerial Personnel (KMP)	3,13,808	3,56,793	4,57,151	5,07,896
Employees other than KMP	12,82,600	17,34,500	22,03,460	33,46,280
	15,96,408	20,91,293	26,60,611	38,54,176
Cash-settled RSU				
KMP	–	–	–	1,80,400
Employees other than KMP	–	–	1,15,250	4,75,740
	–	–	1,15,250	6,56,140
Total grants	15,96,408	20,91,293	27,75,861	45,10,316

Notes on grants to KMP

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement that has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹3.25 crore which will vest over time in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, an annual time-based grant of 25,775 RSUs was made effective February 1, 2021 for fiscal 2021. Though the annual time-based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, *Share-based Payment*.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 1,92,964 performance-based RSUs were granted effective May 2, 2020.

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 1,48,434 performance-based RSUs were granted effective May 2, 2020.

COO and Whole-time Director

Under the 2019 Plan:

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, approved performance-based grant of RSUs amounting to ₹4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 59,374 performance-based RSUs were granted effective May 2, 2020.

Other KMP

Under the 2015 Plan:

On April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with employment agreements, the Board approved performance-based grants of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance-based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grants of 13,879 RSUs to other KMP under the 2015 Plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grants of 2,13,400 RSUs to other KMP under the 2015 Plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 Plan:

On March 30, 2021, based on the recommendations of the nomination and remuneration committee, the Board approved performance-based grants of 1,06,000 RSUs to other KMP under the 2019 Plan. The grants were made effective March 31, 2021. These RSUs will vest over three years based on the achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Granted to		
KMP	76	56
Employees other than KMP	257	193
Total[1]	333	249
[1] Cash-settled stock compensation expense included above	80	11

Share-based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the Company issued stock appreciation rights as replacement for outstanding ADS-settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADSs to Indian residents and non-resident Indians. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹57 crore is recognized as financial liability with a corresponding adjustment to equity.

Share-based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the Company issued ADS-settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts – Clarifications' dated December 18, 2020, which allows non-resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plan for equity-settled, share-based payment transactions during the years ended March 31, 2021 and March 31, 2020 is as follows:

Particulars	Year ended March 31, 2021		Year ended March 31, 2020	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSU				
Outstanding at the beginning	87,80,898	3.96	91,81,198	3.13
Granted	26,60,611	5.00	38,54,176	5.00
Exercised	37,83,462	3.55	25,61,218	2.95
Modification to equity-settled awards	8,71,900	–	–	–
Modification to cash-settled awards	–	–	10,61,820	–
Forfeited and expired	4,82,707	4.13	6,31,438	3.29
Outstanding at the end	80,47,240	4.52	87,80,898	3.96
Exercisable at the end	1,51,685	3.36	3,92,185	2.54
2015 Plan: Employee Stock Options (ESOPs)				
Outstanding at the beginning	11,00,330	539	16,23,176	516
Granted	–	–	–	–
Exercised	2,39,272	534	1,04,796	516
Modification to equity-settled options	2,03,026	–	–	–
Modification to cash-settled awards	–	–	3,51,550	–
Forfeited and expired	14,628	566	66,500	528
Outstanding at the end	10,49,456	535	11,00,330	539
Exercisable at the end	10,02,130	536	7,80,358	543
2019 Plan: RSUs				
Outstanding at the beginning	20,91,293	5.00	–	–
Granted	15,96,408	5.00	20,91,293	5.00
Exercised	3,70,170	5.00	–	–
Forfeited and expired	2,66,958	5.00	–	–
Outstanding at the end	30,50,573	5.00	20,91,293	5.00
Exercisable at the end	2,33,050	5.00	–	–

During the years ended March 31, 2021 and March 31, 2020, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹1,097 and ₹751, respectively.

During the years ended March 31, 2021 and March 31, 2020, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹1,166 and nil, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2021 is as follows:

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	30,50,573	1.48	5.00	80,47,240	1.67	4.52
450-600 (ESOP)	–	–	–	10,49,456	1.83	535
	30,50,573	1.48	5.00	90,96,696	1.69	66

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2020 was as follows:

Range of exercise prices per share (₹)	2019 plan – Options outstanding			2015 plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0-5 (RSU)	20,91,293	1.76	5.00	87,80,898	1.59	3.96
450-600 (ESOP)	–	–	–	11,00,330	3.48	539
	20,91,293	1.76	5.00	98,81,228	1.80	64

As at March 31, 2021 and March 31, 2020, 3,87,088 and 17,56,521 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹7 crore and ₹48 crore as at March 31, 2021 and March 31, 2020, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance-based options and Monte Carlo simulation model is used for TSR-based options. The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk-free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in			
	Fiscal 2021 – Equity shares – RSU	Fiscal 2021 – ADS – RSU	Fiscal 2020 – Equity shares – RSU	Fiscal 2020 – ADS – RSU
Weighted average share price (₹) / ($ ADS)	1,253	18.46	728	10.52
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-35	30-36	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date (₹) / ($ ADS)	1,124	16.19	607	7.84

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.12 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Others		
Accrued compensation to employees[(1)]	–	22
Accrued expenses[(1)]	569	–
Compensated absences	97	38
Financial liability under option arrangements[(2)]	693	621
Payable for acquisition of business – Contingent consideration[(2)]	86	121
Other payables[(1)]	69	5
Total non-current other financial liabilities	1,514	807
Current		
Unpaid dividends[(1)]	33	30
Others		
Accrued compensation to employees[(1)]	4,019	2,958
Accrued expenses[(1)]	4,475	3,921
Retention monies[(1)]	13	72
Payable for acquisition of business – Contingent consideration[(2)]	75	219
Payable by controlled trusts[(1)]	199	188
Compensated absences	2,020	1,832
Foreign currency forward and options contracts[(2)(3)]	56	491
Capital creditors[(1)]	371	280
Other payables[(1)]	129	490
Total current other financial liabilities	11,390	10,481
Total other financial liabilities	12,904	11,288

Particulars	As at March 31,	
	2021	2020
[(1)] Financial liability carried at amortized cost	9,877	7,966
[(2)] Financial liability carried at fair value through profit or loss	910	1,432
[(3)] Financial liability carried at fair value through other comprehensive income	–	20
Contingent consideration on undiscounted basis	181	367

2.13 Other liabilities

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Non-current		
Others		
Withholding taxes and others	364	–
Deferred income – government grants	57	43
Accrued defined benefit plan liability	324	213
Deferred income	17	21
Others	1	2
Total non-current other liabilities	763	279
Current		
Unearned revenue	4,050	2,990
Client deposit	–	18
Others		
Withholding taxes and others	2,170	1,759
Accrued defined benefit plan liability	6	67
Deferred income – government grants	3	2
Others	4	6
Total current other liabilities	6,233	4,842
Total other liabilities	6,996	5,121

2.14 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time, value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period, post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

The provision for post-sales client support and other provisions are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current		
Others		
Post-sales client support and other provisions	713	572
Total provisions	713	572

The movement in the provision for post-sales client support and other provisions is as follows:

in ₹ crore

Particulars	Year ended March 31, 2021
Balance at the beginning	572
Provision recognized / (reversed)	308
Provision utilized	(145)
Exchange difference	(22)
Balance at the end	713

Provision for post-sales client support and other provisions represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.15 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Current taxes	6,672	5,775
Deferred taxes	533	(407)
Income tax expense	7,205	5,368

Income tax expense for the years ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of ₹348 crore and ₹379 crore, respectively. These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return, across various jurisdictions and changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Profit before income taxes	26,628	22,007
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	9,305	7,691
Tax effect due to non-taxable income for Indian tax purposes	(2,569)	(2,718)
Overseas taxes	732	728
Tax provision (reversals)	(348)	(379)
Effect of exempt non-operating income	(34)	(41)
Effect of unrecognized deferred tax assets	10	53
Effect of differential tax rates	(129)	(81)
Effect of non-deductible expenses	148	120
Branch profit tax (net of credits)	(27)	(35)
Others	117	30
Income tax expense	7,205	5,368

The applicable Indian corporate statutory tax rate for the years ended March 31, 2021 and March 31, 2020 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Deferred income tax for the years ended March 31, 2021 and March 31, 2020 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2021, Infosys' US branch net assets amounted to approximately ₹5,622 crore. As at March 31, 2021, the Company has a deferred tax liability for BPT of ₹145 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹9,670 crore and ₹8,386 crore as at March 31, 2021 and March 31, 2020, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹3,726 crore and ₹3,187 crore as at March 31, 2021 and March 31, 2020, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2021 are as follows:

in ₹ crore

Year	As at March 31, 2021
2022	68
2023	206
2024	135
2025	112
2026	137
Thereafter	3,068
Total	3,726

The details of expiration of unused tax losses as at March 31, 2020 were as follows:

in ₹ crore

Year	As at March 31, 2020
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The details of income tax assets and income tax liabilities as at March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Income tax assets	5,811	5,391
Current income tax liabilities	2,146	1,490
Net current income tax asset / (liability) at the end	3,665	3,901

The gross movement in the current income tax asset / (liability) for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Net current income tax asset / (liability) at the beginning	3,901	5,176
Translation differences	1	(4)
Income tax paid	6,389	4,550
Current income tax expense	(6,672)	(5,775)
Income tax benefit arising on exercise of stock options	45	9
Additions through business combination	(3)	(40)
Tax impact on buyback expenses	–	4
Income tax on other comprehensive income	4	(19)
Net current income tax asset / (liability) at the end	3,665	3,901

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2021 is as follows:

in ₹ crore

Particulars	Carrying value as at April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets / (liabilities)						
Property, plant and equipment	244	12	–	–	(1)	255
Lease liabilities	136	30	–	–	–	166
Accrued compensation to employees	52	(10)	–	–	–	42
Trade receivables	197	20	–	–	–	217
Compensated absences	433	62	–	–	2	497
Post-sales client support	111	11	–	–	(1)	121
Credits related to branch profits	377	(11)	–	–	(11)	355
Derivative financial instruments	162	(210)	–	(9)	–	(57)
Intangible assets	20	13	–	–	(2)	31
Intangibles arising on business combinations	(426)	78	(23)	–	3	(368)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ Re-investment Reserve	(82)	(531)	–	–	–	(613)
Others	107	(35)	2	3	–	77
Total deferred income tax assets / (liabilities)	776	(533)	(21)	(6)	7	223

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2020 is as follows:

in ₹ crore

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of Ind AS 116 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets / (liabilities)								
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	–	76	–	–	52	6	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post-sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
SEZ Re-investment Reserve	–	(82)	–	–	–	–	–	(82)
Others	149	11	9	(7)	(52)	–	(3)	107
Total deferred income tax assets / (liabilities)	700	407	(316)	5	–	6	(26)	776

The deferred income tax assets and liabilities are as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Deferred income tax assets after set-off	1,098	1,744
Deferred income tax liabilities after set-off	(875)	(968)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

2.16 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software related services") and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is

recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the goods or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e. costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract;

(b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

The revenues from operations for the years ended March 31, 2021 and March 31, 2020 are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Revenue from software services	93,387	85,260
Revenue from products and platforms	7,085	5,531
Total revenue from operations	1,00,472	90,791

The Group has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID-19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the years ended March 31, 2021 and *March 31, 2020*:

in ₹ crore

Particulars	Financial Services[1]	Retail[2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	Others[5]	Total
Revenues by geography*									
North America	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
	16,749	*9,222*	*7,332*	*6,456*	*5,131*	*6,537*	*3,816*	*564*	*55,807*
Europe	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
	5,983	*3,966*	*1,925*	*4,207*	*3,576*	*191*	*1,892*	*176*	*21,916*
India	1,568	61	229	33	53	294	16	645	2,899
	1,311	*48*	*192*	*12*	*88*	*207*	*39*	*468*	*2,365*
Rest of the World	5,083	797	2,715	1,090	306	50	113	1,476	11,630
	4,582	*799*	*2,535*	*1,061*	*336*	*37*	*90*	*1,263*	*10,703*
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
	28,625	*14,035*	*11,984*	*11,736*	*9,131*	*6,972*	*5,837*	*2,471*	*90,791*
Revenue by offerings									
Digital	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
	11,562	*6,165*	*4,843*	*4,485*	*3,481*	*2,541*	*1,850*	*690*	*35,617*
Core	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
	17,063	*7,870*	*7,141*	*7,251*	*5,650*	*4,431*	*3,987*	*1,781*	*55,174*
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
	28,625	*14,035*	*11,984*	*11,736*	*9,131*	*6,972*	*5,837*	*2,471*	*90,791*

(1) Financial Services include enterprises in Financial Services and Insurance.

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics.

(3) Communication includes enterprises in Communication, Telecom OEM and Media.

(4) Life Sciences includes enterprises in Life sciences and Healthcare.

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

* Geographical revenues is based on the domicile of the customer.

Digital services

Digital services comprise service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and Big Data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, and support and integration services.

Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Infosys NIA® – Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya® platform, Skava® platform, Stater digital platform, and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2021 and March 31, 2020 is approximately 50%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time-and-material contracts and fixed-price maintenance contracts are classified as financial assets when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the years ended March 31, 2021 and March 31, 2020, the Company recognized revenue of ₹2,489 crore and ₹2,421 crore arising from opening unearned revenue as of April 1, 2020 and April 1, 2019, respectively.

During the years ended March 31, 2021 and March 31, 2020, ₹3,822 crore and ₹2,971 crore of unbilled revenue pertaining to other fixed-price and fixed-timeframe contracts as of April 1, 2020 and April 1, 2019, respectively, has been reclassified to trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation-related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit-of-work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021, other than those meeting the exclusion criteria mentioned above, is ₹69,890 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020 is ₹55,926 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in other comprehensive income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other comprehensive income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Interest income on financial assets carried at amortized cost:		
Tax-free bonds and government bonds	143	143
Deposit with bank and others	1,052	1,146
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures and certificates of deposit, commercial paper and government securities	409	322
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	11	2
Gain / (loss) on liquid mutual funds and other investments	74	183
Income on investments carried at fair value through other comprehensive income	82	41
Interest income on income tax refund	4	259
Exchange gains / (losses) on foreign currency forward and options contracts	556	(511)
Exchange gains / (losses) on translation of assets and liabilities	(346)	1,023
Miscellaneous income, net	216	195
Total other income	2,201	2,803

2.18 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Employee benefit expenses		
Salaries including bonus	53,616	49,252
Contribution to provident and other funds	1,337	1,107
Share-based payments to employees *(Refer to Note 2.11)*	333	249
Staff welfare	255	279
	55,541	50,887
Cost of software packages and others		
For own use	1,221	1,035
Third-party items bought for service delivery to clients	3,002	1,668
	4,223	2,703
Other expenses		
Repairs and maintenance	1,300	1,480
Power and fuel	143	229
Brand and marketing	355	528
Short-term leases (*Refer to Note 2.19*)	82	89
Rates and taxes	256	193
Consumables	111	100
Insurance	134	90
Provision for post-sales client support and others	39	–
Commission to non-whole-time directors	6	8
Impairment loss recognized / (reversed) under expected credit loss model	190	172
Contributions towards Corporate Social Responsibility[1]	439	385
Others	231	382
	3,286	3,656

(1) Includes ₹37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

2.19 Leases

Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (i) the contract involves the use of an identified asset; (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease, and (iii) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the cash generating unit to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Group changes its assessment if whether it will exercise an extension or a termination option. Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116, *Leases* using the modified retrospective method. On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of ₹2,907 crore, 'Net investment in sublease' of ROU asset of ₹430 crore and a lease liability of ₹3,598 crore. The cumulative effect of applying the standard, amounting to ₹40 crore, was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share.

The changes in the carrying value of ROU assets for the year ended March 31, 2021 are as follows:

in ₹ crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions[1]	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

[1] Net of lease incentives of ₹94 crore related to lease of buildings

The changes in the carrying value of ROU assets for the year ended March 31, 2020 were as follows:

in ₹ crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of Ind AS 116	634	–	–	–	634
Additions[1]	1	1,064	6	49	1,120
Additions through business combination	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

[1] Net of lease incentives of ₹115 crore related to lease of buildings

The break-up of current and non-current lease liabilities is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Current lease liabilities	738	619
Non-current lease liabilities	4,587	4,014
Total	5,325	4,633

The movement in lease liabilities is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Balance at the beginning	4,633	3,598
Additions	1,494	1,241
Additions through business combination *(Refer to Note 2.1)*	–	224
Deletions	(168)	(145)
Finance cost accrued during the period	176	170
Payment of lease liabilities	(821)	(639)
Translation difference	11	184
Balance at the end	5,325	4,633

The details of the contractual maturities of lease liabilities on an undiscounted basis are as follows:

in ₹ crore

Particulars	As At March 31	
	2021	2020
Less than one year	867	796
One to five years	3,011	2,599
More than five years	2,239	2,075
Total	6,117	5,470

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹82 crore and ₹89 crore for the years ended March 31, 2021 and March 31, 2020, respectively.

The aggregate depreciation on ROU assets has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The movement in the net investment in sublease of ROU assets is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Balance at the beginning	433	430
Additions	3	–
Interest income accrued during the period	14	15
Lease receipts	(49)	(46)
Translation difference	(13)	34
Balance at the end	388	433

The details of the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis are as follows:

in ₹ crore

Particulars	As At March 31	
	2021	2020
Less than one year	51	50
One to five years	218	217
More than five years	179	244
Total	448	511

Leases not yet commenced to which the Group is committed is ₹179 crore for a lease term ranging from five years to 10 years.

2.20 Employee benefits

Accounting policy

Gratuity and pensions

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates a defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement or for a lump-sum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 ("the Code") relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.20.1 Gratuity and pension

The funded status majorly of the Indian gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Change in benefit obligations		
Benefit obligations at the beginning	1,402	1,351
Service cost	207	178
Interest expense	84	90
Transfer of obligation	3	–
Remeasurements – Actuarial (gains) / losses	30	(79)
Benefits paid	(98)	(141)
Translation difference	(4)	3
Benefit obligations at the end	1,624	1,402
Change in plan assets		
Fair value of plan assets at the beginning	1,522	1,361
Interest income	92	97
Remeasurements – Return on plan assets excluding amounts included in interest income	11	9
Contributions	78	191
Benefits paid	(93)	(136)
Fair value of plan assets at the end	1,610	1,522
Funded status	(14)	120

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Service cost	207	178
Net interest on the net defined benefit liability / (asset)	(8)	(7)
Net gratuity cost	199	171

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	30	(79)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(11)	(9)
	19	(88)

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
(Gain) / loss from change in demographic assumptions	–	1
(Gain) / loss from change in financial assumptions	14	(57)
(Gain) / loss from experience adjustment	16	(23)
	30	(79)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2021 and March 31, 2020 are as follows:

Particulars	As at March 31,	
	2021	2020
Discount rate[(1)]	6.1%	6.2%
Weighted average rate of increase in compensation levels[(2)]	6.0%	6.0%
Weighted average duration of defined benefit obligation[(3)]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2021 and March 31, 2020 are as follows:

Particulars	Year ended March 31,	
	2021	2020
Discount rate	6.2%	7.1%
Weighted average rate of increase in compensation levels	6.0%	8.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1) In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and the Management's estimate of future salary increases.

(3) Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows:

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31, 2021
Discount rate	78
Weighted average rate of increase in compensation levels	70

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2021 and March 31, 2020, the plan assets have been primarily invested in insurer-managed funds.

The actual return on assets for the years ended March 31, 2021 and March 31, 2020 were ₹103 crore and ₹106 crore, respectively.

The Group expects to contribute ₹223 crore to the gratuity trusts during fiscal 2022.

The maturity profile of defined benefit obligation is as follows:

in ₹ crore

Within 1 year	246
1-2 year	246
2-3 year	255
3-4 year	273
4-5 year	282
5-10 years	1,352

The Group operates a defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2021, the defined benefit obligation (DBO) is ₹814 crore, fair value of plan assets is ₹690 crore, resulting in recognition of a net DBO of ₹124 crore.

2.20.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020 is as follows:

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Change in benefit obligations		
Benefit obligations at the beginning	7,366	5,989
Service cost – employer contribution	423	407
Employee contribution	816	857
Interest expense	606	561
Actuarial (gains) / loss	(26)	216
Benefits paid	(898)	(664)
Benefit obligations at the end	8,287	7,366
Change in plan assets		
Fair value of plan assets at the beginning	7,117	5,989
Interest income	596	561
Remeasurements – Return on plan assets excluding amounts included in interest income	125	(33)
Contributions	1,200	1,264
Benefits paid	(898)	(664)
Fair value of plan assets at the end	8,140	7,117
Net liability	(147)	(249)

The amounts for the years ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Other Comprehensive Income are as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	(26)	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(125)	33
	(151)	249

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at March 31,	
	2021	2020
Government of India (GOI) bond yield[(1)]	6.10%	6.20%
Expected rate of return on plan assets	8.00%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.50%	8.50%

(1) In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post-employment benefit obligations.

The break-up of the plan assets into various categories as at March 31, 2021 and March 31, 2020 are as follows:

in %

Particulars	As at March 31,	
	2021	2020
Central and state government bonds	54	49
Public-sector undertakings and private-sector bonds	40	48
Others	6	3

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

As at March 31, 2021 the defined benefit obligation would be affected by approximately ₹82 crore and ₹119 on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹665 crore and ₹639 crore to the provident fund during the years ended March 31, 2021 and March 31, 2020, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.20.3 Superannuation

The Group contributed ₹260 crore and ₹240 crore during the years ended March 31, 2021 and March 31, 2020, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.20.4 Employee benefit costs

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Salaries and bonus[(1)]	54,274	49,837
Defined contribution plans	358	338
Defined benefit plans	909	712
	55,541	50,887

(1) Includes employee stock compensation expense of ₹333 crore and ₹249 crore for the years ended March 31, 2021 and March 31, 2020, respectively

2.21 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average

market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows:

Particulars	Year ended March 31,	
	2021	2020
Basic earnings per equity share – weighted average number of equity shares outstanding[1]	424,24,16,665	425,77,54,522
Effect of dilutive common equivalent shares – share options outstanding	83,15,802	73,89,706
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	425,07,32,467	426,51,44,228

[1] Excludes treasury shares

For the years ended March 31, 2021 and March 31, 2020, nil and 13,093 options to purchase equity shares had an anti-dilutive effect, respectively.

2.22 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

in ₹ crore

Particulars	As at March 31,	
	2021	2020
Contingent liabilities		
Claims against the Group, not acknowledged as debts[1]	4,061	3,583
[Amount paid to statutory authorities ₹6,105 crore (₹5,353 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[2]	733	1,365
Other commitments*	42	61

* Uncalled capital pertaining to investments

[1] As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹3,462 crore. The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP units and SEZ units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes. These matters are pending before various appellate authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations. The amount paid to statutory authorities against the above tax claims amounted to ₹6,095 crore.

[2] Capital contracts primarily comprises commitments for infrastructure facilities and computer equipment.

Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's Management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.23 Related party transactions

List of related parties

Name of subsidiaries	Country	Holdings as at March 31	
		2021	2020
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)[18]	Brazil	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	US	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)[44]	India	100%	100%

Name of subsidiaries	Country	Holdings as at March 31	
		2021	2020
Kallidus Inc, (Kallidus)[45]	US	–	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited[2]	Saudi Arabia	70%	70%
Infosys Consulting Ltda.[1]	Brazil	100%	100%
Infosys CIS LLC[1] [19]	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	US	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)[3]	Australia	–	–
Infosys Public Services, Inc. USA (Infosys Public Services)	US	100%	100%
Infosys Canada Public Services Inc[48]	Canada	–	–
Infosys BPM Limited	India	99.99%	99.99%
Infosys (Czech Republic) Limited s.r.o.[4]	Czech Republic	99.99%	99.99%
Infosys Poland, Sp z.o.o[4]	Poland	99.99%	99.99%
Infosys McCamish Systems LLC[4]	US	99.99%	99.99%
Portland Group Pty Ltd[4]	Australia	99.99%	99.99%
Infosys BPO Americas LLC.[4]	US	99.99%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited[5]	Australia	100%	100%
Infosys Consulting AG[5]	Switzerland	100%	100%
Infosys Consulting GmbH[5]	Germany	100%	100%
Infosys Consulting S.R.L.[1]	Romania	100%	100%
Infosys Consulting SAS[5]	France	100%	100%
Infosys Consulting s.r.o. v likvidaci *(formerly Infosys Consulting s.r.o.)*[5][44]	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.[5][44]	China	100%	100%
Infy Consulting Company Ltd[5]	UK	100%	100%
Infy Consulting B.V.[5]	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o[24][32]	Poland	–	99.99%
Lodestone Management Consultants Portugal, Unipessoal, Lda.[5][37]	Portugal	–	100%
Infosys Consulting S.R.L.[5]	Argentina	100%	100%
Infosys Consulting (Belgium) NV[6]	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	US	100%	100%
Panaya Ltd.[7]	Israel	100%	100%
Panaya GmbH[7]	Germany	100%	100%
Panaya Japan Co. Ltd[7][23]	Japan	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)	UK	100%	100%
Brilliant Basics Limited[8]	UK	100%	100%
Brilliant Basics (MENA) DMCC[8][25]	Dubai	–	100%
Infosys Consulting Pte Limited (Infosys Singapore)[1]	Singapore	100%	100%
Infosys Middle East FZ LLC[9]	Dubai	100%	100%
Fluido Oy[9]	Finland	100%	100%
Fluido Sweden AB (Extero)[12]	Sweden	100%	100%
Fluido Norway A/S[12]	Norway	100%	100%
Fluido Denmark A/S[12]	Denmark	100%	100%
Fluido Slovakia s.r.o[12]	Slovakia	100%	100%
Fluido Newco AB[12][39]	Sweden	–	100%
Infosys Compaz Pte. Ltd [10]	Singapore	60%	60%
Infosys South Africa (Pty) Ltd[9]	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)[1]	US	100%	100%
WDW Communications, Inc[11]	US	100%	100%
WongDoody, Inc[11]	US	100%	100%
HIPUS Co., Ltd *(formerly Hitachi procurement Service Co. Ltd)*[10][13]	Japan	81%	81%
Stater N.V.[10][14]	The Netherlands	75%	75%
Stater Nederland B.V.[15]	The Netherlands	75%	75%
Stater Duitsland B.V.[15][41]	The Netherlands	–	75%
Stater XXL B.V.[15]	The Netherlands	75%	75%
HypoCasso B.V.[15]	The Netherlands	75%	75%
Stater Participations B.V.[15]	The Netherlands	75%	75%
Stater Deutschland Verwaltungs-GmbH[16][40]	Germany	–	75%

Name of subsidiaries	Country	Holdings as at March 31	
		2021	2020
Stater Deutschland GmbH & Co. KG[16][40]	Germany	–	75%
Stater Belgium N.V./S.A.[17][42]	Belgium	75%	53.99%
Outbox systems Inc. dba Simplus (US)[20]	US	100%	100%
Simplus North America Inc.[21]	Canada	100%	100%
Simplus ANZ Pty Ltd.[21]	Australia	100%	100%
Simplus Australia Pty Ltd[22]	Australia	100%	100%
Sqware Peg Digital Pty Ltd[22]	Australia	100%	100%
Simplus Philippines, Inc.[21]	Philippines	100%	100%
Simplus Europe, Ltd.[21]	UK	100%	100%
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)[12][26]	UK	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)[12][26]	Ireland	100%	100%
Infosys Limited Bulgaria EOOD[1][27]	Bulgaria	100%	–
Kaleidoscope Animations, Inc.[30]	US	100%	–
Kaleidoscope Prototyping LLC[31]	US	100%	–
GuideVision, s.r.o.[28]	Czech Republic	100%	–
GuideVision Deutschland GmbH[29]	Germany	100%	–
GuideVision Suomi Oy[29]	Finland	100%	–
GuideVision Magyarország Kft[29]	Hungary	100%	–
GuideVision Polska SP.Z.O.O[29]	Poland	100%	–
GuideVision UK Ltd[29]	UK	100%	–
Beringer Commerce Inc[33]	US	100%	–
Beringer Capital Digital Group Inc[33]	US	100%	–
Mediotype LLC[34]	US	100%	–
Beringer Commerce Holdings LLC[34]	US	100%	–
SureSource LLC[35]	US	100%	–
Blue Acorn LLC[35]	US	100%	–
Simply Commerce LLC[35]	US	100%	–
iCiDIGITAL LLC[36]	US	100%	–
Infosys BPM UK Limited[4][38]	UK	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi[1][43]	Turkey	–	–
Infosys Germany Holding Gmbh[1][46][47]	Germany	100%	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Liquidated effective November 17, 2019
(4) Wholly-owned subsidiary of Infosys BPM Limited
(5) Wholly-owned subsidiary of Infosys Consulting Holding AG
(6) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG
(7) Wholly-owned subsidiary of Panaya Inc.
(8) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(9) Wholly-owned subsidiary of Infosys Consulting Pte Ltd
(10) Majority-owned and controlled subsidiary of Infosys Consulting Pte. Ltd
(11) Wholly-owned subsidiary of WongDoody
(12) Wholly-owned subsidiary of Fluido Oy
(13) On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% voting interests in HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd)
(14) On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V
(15) Wholly-owned subsidiary of Stater N.V
(16) Wholly-owned subsidiary of Stater Duitsland B.V.
(17) Majority-owned and controlled subsidiary of Stater Participations B.V.
(18) Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly-owned subsidiary of Infosys Limited
(19) Liquidated effective January 28, 2021.
(20) On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.
(21) Wholly-owned subsidiary of Outbox Systems Inc.
(22) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(23) Liquidated effective October 31, 2019
(24) On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG
(25) Liquidated effective July 17, 2020
(26) On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK,Ltd (formerly Simplus U.K., Ltd) and Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd) from Simplus Europe, Ltd
(27) Incorporated effective September 11, 2020.
(28) On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision, s.r.o.
(29) Wholly-owned subsidiary of GuideVision, s.r.o.
(30) On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(31) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(32) Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(33) On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc
(34) Wholly-owned subsidiary of Beringer Commerce Inc
(35) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(36) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(37) Liquidated effective November 19,2020
(38) Incorporated, effective December 9, 2020
(39) Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(40) Merged into Stater Duitsland B.V., effective December 18, 2020

[41] Merged with Stater N.V., effective December 23, 2020

[42] On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% voting interests in Stater Belgium NV/SA

[43] Incorporated on December 30, 2020.

[44] Under liquidation

[45] Liquidated effective March 9,2021

[46] Incorporated on March 23, 2021

[47] On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.

[48] Wholly-owned subsidiary of Infosys Public Services, Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust[1]	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

[1] Registered on May 15, 2019

List of Key Managerial Personnel (KMP)

Whole-time directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer

Non-whole-time directors

Nandan M. Nilekani

Michael Gibbs

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

D. Sundaram

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S., President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head – Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transactions with KMP

The compensation to KMP, which comprises directors and executive officers, is as follows:

in ₹ crore

Particulars	Year ended March 31,	
	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers[1][2]	144	118
Commission and other benefits to non-executive / independent directors	6	8
Total	150	126

[1] Total employee stock compensation expense for the years ended March 31, 2021 and March 31, 2020 includes a charge of ₹76 crore and ₹56 crore, respectively, towards KMP. (Refer to Note 2.11)

[2] Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated financial statements

in ₹ crore

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Limited	84.46%	71,531	88.8%	18,048	108.5%	191	89.0%	18,239
Indian subsidiaries								
Infosys BPM Limited	5.94%	5,030	3.42%	695	(5.68%)	(10)	3.34%	685
EdgeVerve Systems Limited	0.06%	51	3.23%	656	1.14%	2	3.21%	658
Skava Systems Pvt. Ltd.	0.09%	76	0.00%	1	0.00%	–	0.00%	1
Foreign subsidiaries								
Brilliant Basics Holdings Limited	0.02%	13	0.00%	–	0.00%	–	0.00%	–
Brilliant Basics Limited	0.02%	13	0.02%	4	0.00%	–	0.02%	4
Brilliant Basics (MENA) DMCC	0.00%	–	0.00%	–	0.00%	–	0.00%	–
iCiDIGITAL LLC	0.06%	47	0.01%	3	0.00%	–	0.01%	3
Blue Acorn LLC	0.03%	23	0.04%	9	0.00%	–	0.04%	9
Beringer Commerce Inc	0.52%	443	0.00%	–	0.00%	–	0.00%	–
Simply Commerce LLC	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Beringer Capital Digital Group Inc	0.17%	145	0.00%	–	0.00%	–	0.00%	–
Beringer Commerce Holdings LLC	0.46%	391	0.00%	–	0.00%	–	0.00%	–
Mediotype LLC	0.03%	23	0.04%	9	0.00%	–	0.04%	9
SureSource LLC	(0.00%)	(3)	0.00%	–	0.00%	–	0.00%	–
Infosys BPO Americas LLC	0.01%	8	(0.18%)	(37)	0.00%	–	(0.18%)	(37)
Portland Group Pty Ltd	0.18%	149	0.06%	13	0.00%	–	0.06%	13
Fluido Denmark A/S	0.00%	3	0.01%	3	0.00%	–	0.01%	3
Fluido Oy	0.13%	108	0.14%	29	0.00%	–	0.14%	29
Fluido Newco AB	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Fluido Norway A/S	0.01%	9	0.01%	3	0.00%	–	0.01%	3
Fluido Slovakia s.r.o.	0.00%	4	0.00%	–	0.00%	–	0.00%	–
Fluido Sweden AB	(0.01%)	(7)	0.04%	9	0.00%	–	0.04%	9
Infosys Fluido Ireland, Ltd.	(0.00%)	(3)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infosys Fluido UK, Ltd.	(0.00%)	(3)	(0.04%)	(8)	0.00%	–	(0.04%)	(8)
GuideVision, s.r.o.	0.03%	26	0.04%	8	0.00%	–	0.04%	8
GuideVision Deutschland GmbH	(0.00%)	(3)	0.00%	–	0.00%	–	0.00%	–
GuideVision Suomi Oy	0.00%	–	0.00%	–	0.00%	–	0.00%	–
GuideVision Magyarország Kft	0.00%	4	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
GuideVision Polska SP.Z.O.O	(0.01%)	(6)	(0.01%)	(2)	0.00%	–	(0.01%)	(2)

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
GuideVision UK Ltd	0.01%	5	0.00%	1	0.00%	–	0.00%	1
Infosys Germany Holding GmbH	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys Chile SpA	0.01%	9	0.02%	4	0.00%	–	0.02%	4
Infosys Americas Inc.,	0.00%	1	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Australia) Pty. Limited	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Austria GmbH	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys (Czech Republic) Limited s.r.o.	0.10%	82	0.02%	4	0.00%	–	0.02%	4
Infosys Tecnologia DO Brasil LTDA	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Limited Bulgaria	0.00%	1	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
Infosys Technologies (China) Co. Limited	0.30%	251	0.24%	49	0.00%	–	0.24%	49
Infosys Technologies (Shanghai) Company Limited	0.68%	580	(0.30%)	(61)	0.00%	–	(0.30%)	(61)
HIPUS Co., Ltd.	0.09%	74	0.10%	21	0.00%	–	0.10%	21
Infosys Public Services, Inc. USA	0.76%	646	0.42%	85	0.00%	–	0.41%	85
Infosys Consulting S.R.L.	0.00%	3	(0.02%)	(4)	0.00%	–	(0.02%)	(4)
Infosys Management Consulting Pty Limited	0.04%	33	0.03%	7	0.00%	–	0.03%	7
Infosys Consulting (Belgium) NV	(0.02%)	(13)	0.03%	7	0.00%	–	0.03%	7
Infosys Consulting Ltda.	0.07%	61	(0.14%)	(28)	0.00%	–	(0.14%)	(28)
Infosys Consulting AG	0.14%	115	0.04%	9	0.00%	–	0.04%	9
Infosys Consulting (Shanghai) Co., Ltd.	0.00%	1	0.95%	192	0.00%	–	0.94%	192
Infosys Consulting s.r.o. v likvidaci	0.00%	2	0.00%	–	0.00%	–	0.00%	–
Infosys Consulting GmbH	0.05%	41	0.04%	8	0.00%	–	0.04%	8
Infosys Consulting SAS	0.02%	13	0.01%	3	0.00%	–	0.01%	3
Infy Consulting Company Ltd.	0.19%	159	0.08%	17	0.00%	–	0.08%	17
Infosys Consulting Holding AG	0.41%	348	(0.01%)	(2)	0.00%	–	(0.01%)	(2)
Infy Consulting B.V.	0.03%	28	0.06%	12	0.00%	–	0.06%	12
Infosys Consulting Sp. z.o.o.	0.00%	–	0.07%	15	0.00%	–	0.07%	15

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
S.C. Infosys Consulting S.R.L.	0.05%	40	0.05%	11	0.00%	–	0.05%	11
Infosys Consulting Pte Limited	(0.84%)	(714)	(0.05%)	(10)	0.00%	–	(0.05%)	(10)
Infosys Luxembourg S.a.r.l.	0.00%	4	(0.06%)	(12)	0.00%	–	(0.06%)	(12)
Infosys Technologies S. de R. L. de C. V.	0.32%	272	0.20%	41	0.00%	–	0.20%	41
Infosys Nova Holdings LLC	3.25%	2,753	0.39%	79	0.00%	–	0.39%	79
Infosys Poland Sp Z.o.o.	0.68%	577	0.30%	60	0.00%	–	0.29%	60
Infosys South Africa (Pty) Ltd	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys Arabia Limited	0.00%	3	0.00%	–	0.00%	–	0.00%	–
Infosys Technologies (Sweden) AB.	0.07%	57	0.11%	22	0.00%	–	0.11%	22
Infosys Compaz Pte. Ltd	0.26%	223	0.27%	55	0.00%	–	0.27%	55
Infosys Middle East FZ LLC	(0.02%)	(20)	(0.03%)	(7)	(3.98%)	(7)	(0.07%)	(14)
WDW Communications, Inc.	(0.25%)	(211)	(0.18%)	(37)	0.00%	–	(0.18%)	(37)
WongDoody Holding Company Inc.	0.04%	34	0.02%	5	0.00%	–	0.02%	5
WongDoody, Inc.	0.34%	289	0.18%	36	0.00%	–	0.18%	36
Kallidus Inc,	0.00%	–	(0.49%)	(100)	0.00%	–	(0.49%)	(100)
Kaleidoscope Animations	0.06%	48	0.05%	11	0.00%	–	0.05%	11
Kaleidoscope Prototyping	0.01%	6	0.02%	4	0.00%	–	0.02%	4
Panaya GmbH	(0.00%)	(1)	0.00%	–	0.00%	–	0.00%	–
Panaya Inc.	0.16%	135	0.01%	2	0.00%	–	0.01%	2
Panaya Ltd.	(0.76%)	(642)	(0.10%)	(21)	0.00%	–	(0.10%)	(21)
Panaya Japan Co. Ltd.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Infosys McCamish Systems LLC	0.67%	570	0.80%	162	0.00%	–	0.79%	162
Simplus Philippines, Inc.	0.01%	6	0.00%	1	0.00%	–	0.00%	1
Simplus Australia Pty Ltd	(0.03%)	(29)	(0.05%)	(11)	0.00%	–	(0.05%)	(11)
Outbox Systems Inc. dba Simplus (US)	0.09%	78	(0.10%)	(20)	0.00%	–	(0.10%)	(20)

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Stater Belgium N.V. / S.A.	0.08%	71	(0.00%)	(1)	0.00%	–	(0.00%)	(1)
Stater Deutschland GmbH & Co. KG	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Stater Duitsland B.V.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Stater Deutschland Verwaltungs-GmbH	0.00%	–	0.00%	–	0.00%	–	0.00%	–
HypoCasso B.V.	0.03%	22	0.04%	8	0.00%	–	0.04%	8
Stater Nederland B.V.	0.36%	301	0.64%	129	0.00%	–	0.63%	129
Stater N.V.	0.65%	553	0.63%	128	0.00%	–	0.62%	128
Stater Participations B.V.	(0.30%)	(250)	0.00%	–	0.00%	–	0.00%	–
Stater XXL B.V.	0.00%	–	0.00%	–	0.00%	–	0.00%	–
Subtotal	100.00%	84,691	100.00%	20,313	100.00%	176	100.00%	20,489
Adjustment arising out of consolidation		(8,092)		(914)		130		(784)
Controlled trusts		183		24		–		24
		76,782		19,423		306		19,729
Non-controlling interests		(431)		(72)		(6)		(78)
Total		76,351		19,351		300		19,651

Proposed transfer of CSR assets

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as "the Subsidiary") to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary's relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of ₹ 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset, is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

2.24 Segment reporting

Ind AS 108 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The financial services reportable segments have been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from

the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.16 Revenue from operations.

Business segments

Year ended March 31, 2021 and *March 31, 2020*:

in ₹ crore

Particulars	Financial Services[1]	Retail[2]	Communication[3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	All other segments[5]	Total
Revenue from operations	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
	28,625	*14,035*	*11,984*	*11,736*	*9,131*	*6,972*	*5,837*	*2,471*	*90,791*
Identifiable operating expenses	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
	14,977	*6,989*	*7,084*	*6,104*	*4,991*	*4,125*	*3,212*	*1,486*	*48,968*
Allocated expenses	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
	6,342	*2,834*	*2,476*	*2,416*	*2,081*	*1,243*	*1,194*	*921*	*19,507*
Segmental operating income	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
	7,306	*4,212*	*2,424*	*3,216*	*2,059*	*1,604*	*1,431*	*64*	*22,316*
Unallocable expenses									3,267
									2,942
Other income, net *(Refer to Note 2.17)*									2,201
									2,803
Finance cost									195
									170
Profit before tax									26,628
									22,007
Income tax expense									7,205
									5,368
Net profit									19,423
									16,639
Depreciation and amortization expense									3,267
									2,893
Non-cash expenses other than depreciation and amortization									–
									49

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life Sciences and Healthcare

(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2021 and March 31, 2020.

2.25 Function-wise classification of Consolidated Statement of Profit and Loss

in ₹ crore

Particulars	Note no.	Year ended March 31,	
		2021	2020
Revenue from operations	2.16	1,00,472	90,791
Cost of sales		65,413	60,732
Gross profit		35,059	30,059
Operating expenses			
Selling and marketing expenses		4,627	4,711
General and administration expenses		5,810	5,974
Total operating expenses		10,437	10,685
Operating profit		24,622	19,374
Other income, net	2.17	2,201	2,803
Finance cost		195	170
Profit before tax		26,628	22,007
Tax expense			
Current tax	2.15	6,672	5,775
Deferred tax	2.15	533	(407)
Profit for the period		19,423	16,639
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset	2.20	134	(180)
Equity instruments through other comprehensive income, net	2.4	119	(33)
		253	(213)
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.10	25	(36)
Exchange differences on translation of foreign operations, net		130	378
Fair value changes on investments, net	2.4	(102)	22
		53	364
Total other comprehensive income / (loss), net of tax		306	151
Total comprehensive income for the period		19,729	16,790
Profit attributable to			
Owners of the Company		19,351	16,594
Non-controlling interests		72	45
		19,423	16,639
Total comprehensive income attributable to			
Owners of the Company		19,651	16,732
Non-controlling interests		78	58
		19,729	16,790

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

U.B. Pravin Rao
Chief Operating Officer and Whole-time Director

D. Sundaram
Director

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

Bengaluru
April 14, 2021

A.G.S. Manikantha
Company Secretary

Business Responsibility Report 2020-21

The Infosys Business Responsibility Report 2020-21 follows the National Voluntary Guidelines on Social, Environmental and Economic Responsibilities of Business, as notified by the Ministry of Corporate Affairs (MCA), Government of India. This report substantially complies with the National Guidelines on Responsible Business Conduct (NGRBC) released by MCA in 2019. We also publish a comprehensive Sustainability / ESG Report annually, based on the GRI standard and independently assured by DNV GL.

The ESG Report will be available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.

Our Business Responsibility Report includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across environment, governance, and social dimensions. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Annual Report and ESG Report for all topics that are material to us and to our stakeholders.

Business Responsibility Report

(As per Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015)

Section A: General information about the Company

1.	Corporate Identity Number (CIN) of the Company	L85110KA1981PLC013115
2.	Name of the Company	Infosys Limited
3.	Registered address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
4.	Website	www.infosys.com
5.	Email ID	sustainability@infosys.com
6.	Financial year reported	April 1, 2020 to March 31, 2021
7.	Sector(s) that the Company is engaged in (industrial activity code-wise)	Name and description of main products / services: Computer programming, consultancy, and related activities NIC code of the product / service: 620
8.	List three key products / services that the Company manufactures / provides (as in Balance Sheet)	Software services, consulting, and products
9.	Total number of locations where business activity is undertaken by the Company	
	i. Number of international locations (Provide details of major five)	https://www.infosys.com/about/Pages/locations.aspx
	ii. Number of national locations	https://www.infosys.com/about/Pages/locations.aspx
10.	Markets served by the Company – Local / State / National / International	Refer to *Segment reporting*, page 210 and page 280

Section B: Financial details of the Company[1]

1.	Paid-up capital (₹)	₹2,130 crore
2.	Total turnover (₹)	₹85,912 crore
3.	Total profit after taxes (₹)	₹18,048 crore
4.	Total spending on Corporate Social Responsibility (CSR) as percentage of profit after tax (%)	2% of average net profits of the Company made during the three immediately preceding financial years. Refer to *Annexure 6* to the *Board's report* in the Annual Report, page 53
5.	List of activities in which expenditure in 4 above has been incurred	Refer to *Annexure 6* to the *Board's report* in the Annual Report, page 53

(1) As per the standalone Ind AS financials

Section C: Other details

1.	Does the Company have any subsidiary company / companies?	:	Yes. Refer to *Annexure 1* to the *Board's report* in the Annual Report, page 40
2.	Do the subsidiary company / companies participate in the BR initiatives of the parent Company? If yes, then indicate the number of such subsidiary company(s).	:	Yes.
3.	Do any other entity / entities (e.g. suppliers, distributors, etc.) that the Company does business with participate in the BR initiatives of the Company? If yes, then indicate the percentage of such entity / entities (Less than 30%, 30%, 60%, More than 60%).	:	Yes. Less than 30%.

Section D: BR information

1. Details of Director / Directors responsible for BR

a. Details of the Director responsible for implementation of the BR policy / policies

1. DIN Number : 0 6 7 8 2 4 5 0
2. Name : U.B. Pravin Rao
3. Designation : Chief Operating Officer and Whole-time Director

b. Details of the BR Head

1. DIN Number (if applicable) : Not applicable
2. Name : Aruna C. Newton
3. Designation : Associate Vice President
4. Telephone number : 91 80 4961 4243
5. E-mail ID : arunacnewton@infosys.com

2. Principle-wise (as per National Voluntary Guidelines) Business Responsibility (BR) policy / policies (reply with Yes / No)

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	Do you have a policy / policies for...	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
2.	Has the policy been formulated in consultation with the relevant stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3.	Does the policy conform to any national / international standards?[1]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4.	Has the policy been approved by the Board? If yes, has it been signed by the MD / owner / CEO / appropriate Board Director?[2]	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5.	Does the Company have a specified committee of the Board / Director / Official to oversee the implementation of the policy?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6.	Indicate the link for the policy to be viewed online.	Refer to the Whistleblower Policy, Code of Conduct and Ethics and Anti-Bribery and Anti-Corruption (ABAC) policy (available on our intranet)	Refer to the Supplier Code of Conduct, Responsible Supply Chain Policy, and Information Security Policy (available on our intranet)	Refer to our Human rights statement	Refer to our CSR Policy and Sustainability Policy (available on our intranet).	Refer to our Human rights statement	Refer to our HSE Policy	Sustainability Policy (available on our intranet).	Refer to our CSR Policy and Sustainability Policy (available on our intranet).	Available on our intranet
7.	Has the policy been formally communicated to all relevant internal and external stakeholders?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
8.	Does the Company have an in-house structure to implement the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
9.	Does the Company have a grievance redressal mechanism related to the policy / policies to address stakeholders' grievances related to the policy / policies?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
10.	Has the Company carried out independent audit / evaluation of the working of this policy by an internal or external agency?	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

[1] Please refer to our *ESG Report* for more information.

[2] Designated department heads, who report to the Chief Executive Officer (CEO) / Chief Operating Officer (COO), monitor and oversee policy implementation. The CEO / COO monitors policy implementation and progress on initiatives and actions through periodic reviews.

Principle-wise index:

P1 – Whistleblower Policy, Code of Conduct and Ethics, Anti-Bribery and Anti-Corruption (ABAC) policy
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – Human Rights Statement, HR Policies
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement
P6 – HSE Policy
P7 – Sustainability Policy
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Data Privacy Policy

2a. If answer to Sl. No. 1 against any principle is 'No', please explain why (tick up to two options) – Not applicable

S.No.	Questions	P1	P2	P3	P4	P5	P6	P7	P8	P9
1.	The Company has not understood the principles.									
2.	The Company is not at a stage where it finds itself in a position to formulate and implement the policies on specified principles.									
3.	The Company does not have financial or manpower resources available for the task.					Not applicable				
4.	It is planned to be done within the next six months.									
5.	It is planned to be done within the next one year.									
6.	Any other reason (please specify).									

3. Governance related to BR

Indicate the frequency with which the Board of Directors, committee of the Board or CEO assesses the BR performance of the Company – Within 3 months, 3-6 months, annually, more than 1 year.	:	The Board of Directors, committees of the Board, and the CEO assess the BR performance of the Company every three months. For more information, refer to the *Corporate governance report,* which is part of this Annual Report, and the *ESG Report* 2021.
Does the Company publish a BR or a Sustainability Report? What is the hyperlink for viewing this report? How frequently is it published?	:	Yes, annually. https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf

Section E: Principle-wise performance

Principle No.	Description	Response
P1 – Business should conduct and govern themselves with ethics, transparency, and accountability.		
1.1	Does the policy relating to ethics, bribery and corruption cover only the Company? Yes / No. Does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Our corporate governance practices apply across the Infosys Group and extend to our suppliers and partners. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including the anti-bribery and anti-corruption policies, ethical handling of conflicts of interest, and fair, accurate, and timely disclosure of reports and documents that are filed with the required regulatory bodies in the regions where we operate. Additionally, we have the Supplier Code of Conduct, which sets out standards of ethical conduct for our third parties. We also have a Whistleblower Policy accessible to all our stakeholders and an Anti-Bribery and Anti-Corruption (ABAC) Policy for our employees in the Infosys Group.

Principle No.	Description	Response
1.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management? If so, provide the details thereof, in about 50 words or so.	Infosys' stakeholders include our investors, clients, employees, vendors / partners, government, and local communities. For details on investor complaints and resolution, refer to the 'Investor complaints' published quarterly, and available in the *Corporate governance report* of this Annual Report. For details of employee grievances and resolution, refer to the table in section 3.7. More details will be available in our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.
P2 – Businesses should provide goods and services that are safe and contribute to sustainability throughout their lifecycle.		
2.1	List up to three of your products or services whose design has incorporated social or environmental concerns, risks and / or opportunities.	Infosys is committed to fostering technology for the improvement of communities across education, healthcare, and e-governance, by partnering with larger societal stakeholders and helping them harness the power of emerging digital technologies, like Artificial Intelligence (AI), blockchain, genomics, and others. Our sustainability strategy strives to make: • Our business sustainable • Our clients' businesses sustainable • Our ecosystem sustainable Details of our initiatives in this regard are available at https://www.infosys.com/global-resource/18/tech-good-compendium.pdf
2.2	For each such product, provide the following details in respect of resource use (energy, water, raw material, etc.) per unit of product (optional):	Our business being IT services and consulting, our solutions that have been detailed under 2.1 fuel the digital transformation of our nation. Being a responsible corporation, we track the consumption of critical resources diligently, and our goals and performance related to these parameters will be provided in our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf
2.3	Does the Company have procedures in place for sustainable sourcing (including transportation)? If yes, what percentage of your inputs was sourced sustainably? Also, provide details thereof, in about 50 words or so.	We have a Responsible Supply Chain Policy and a Supplier Code of Conduct. Our suppliers are classified into three broad categories – People, Services, and Products. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums where suppliers can voice their concerns. We continue to engage with all supplier segments working within our boundary covering People and Services categories by conducting training, assessments, and audits on Health and Safety, Compliance and Anti-corruption, Human Rights and Anti-harassment. We engage with local suppliers for our People and Services categories. Our Sustainable Procurement policy guides our efforts to ensure we work with suppliers who endorse environmental protection and abstemious use of scarce natural resources, protect human rights, and adhere to all applicable laws of the land.

Principle No.	Description	Response
2.4	Has the Company taken any steps to procure goods and services from local and small producers, including communities surrounding their place of work? If yes, what steps have been taken to improve their capacity and capability of local and small vendors?	Our Responsible Supply Chain Policy guides our actions in the supply chain and interactions with our supply chain partners. We have a comprehensive engagement model to meaningfully engage with our suppliers on material aspects. Regular capacity-building and assessments are conducted for key suppliers. The proportion of spending on domestic suppliers at significant locations was about 71% in fiscal 2021.
2.5	Does the Company have a mechanism to recycle products and waste? If yes, what is the percentage of recycling of products and waste (separately as <5%, 5-10%, >10%)? Also, provide details thereof, in about 50 words or so.	As an environmentally responsible company, we have adopted a focused approach to managing the waste generated by our operations. Our waste management strategy is framed around the three Rs – Reduce, Reuse, and Recycle. We recycle more than 10% of our waste. Rigorous waste segregation at source, followed by appropriate treatment or disposal in adherence to applicable legislations ensure recycling of majority of the waste generated. Organic waste (food waste and garden waste) is treated at in-house biogas / organic waste converters. Our ambition is to send zero waste to landfills, and we continue to consciously work on further segregation, recycling, and reduction of mixed waste to landfill. For more information, visit our Corporate Responsibility microsite, at https://www.infosys.com/about/corporate-responsibility.html
P3 – Businesses should promote the wellbeing of all employees.		
3.1	Please indicate the total number of employees.	Our global, full-time, permanent employee count stands at 2,59,619 as on March 31, 2021.
3.2	Please indicate the total number of employees hired on a temporary / contractual / casual basis.	Most of our employees work as full-time, permanent employees. More details will be available in our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.
3.3	Please indicate the number of permanent women employees.	The number of our global permanent women employees is 1,00,321 as on March 31, 2021.
3.4	Please indicate the number of permanent employees with disabilities.	Being an equal opportunity employer, we encourage employees to disclose their disabilities and seek reasonable accommodation to allow them to perform to their full potential. The number of employees who have voluntarily disclosed their disability status and the nature of disability stands at 620 as on March 31, 2021.
3.5	Do you have an employee association that is recognized by the Management?	We recognize the right to freedom of association through Collective Bargaining Agreements (CBAs) in accordance with the guidelines and compliance frameworks put forth by governments in countries where we have our operations.
3.6	What percentage of your permanent employees are members of this recognized employee association?	The details will be available in our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.

<table>
<tr><th>Principle No.</th><th>Description</th><th>Response</th></tr>
<tr><td>3.7</td><td>Please indicate the number of complaints relating to child labor, forced labor, involuntary labor and sexual harassment in the last financial year, and those that are pending, as on the end of the financial year.</td><td>
Our anti-discrimination and anti-harassment policies apply to everyone involved in the operations of the Company, including vendors and clients. The forums to deal with issues and concerns raised by our employees are as follows:
• Hearing Employees and Resolving (HEAR)
• Anti-Sexual Harassment Initiative (ASHI)
• Whistleblower Policy (WB)
The details of concerns and grievances raised in fiscal 2021 are as follows:
<table>
<tr><th colspan="2">Concerns and grievances</th></tr>
<tr><td>Workplace harassment[1]</td><td>25</td></tr>
<tr><td>Workplace concerns[2]</td><td>906</td></tr>
<tr><td>Employee disciplinary issues – major[3]</td><td>269</td></tr>
<tr><td>Employee disciplinary issues – minor[4]</td><td>518</td></tr>
<tr><td>Total</td><td>1,718</td></tr>
<tr><th colspan="2">Closure statistics</th></tr>
<tr><td>Internal arbitration</td><td>903</td></tr>
<tr><td>Disciplinary action</td><td>809</td></tr>
<tr><td>Open cases[5]</td><td>6</td></tr>
<tr><td>Total</td><td>1,718</td></tr>
</table>
Scope: Infosys Group
(1) Workplace harassment – Refers to all major and minor sexual harassment issues heard and resolved at the workplace, including the virtual workplace. (We are reporting cases involving employees only)
(2) Workplace concerns – Refers to grievances employees raise at the workplace.
(3) Major – These cases involve reputation risk to the Company / employees, fraud or other ethical misconduct, including disciplinary action taken on individuals on account of incorrect data provided at the time of joining.
(4) Minor – These cases refer to misdemeanors or mistakes that can be corrected.
(5) Neutral panel investigations are in progress for 6 open cases as on May 20, 2021.
</td></tr>
</table>

Principle No.	Description	Response
		The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, are as follows:

Particulars	In fiscal 2021
Number of complaints received[(1)]	16
Disposal by conciliation	3
Disposed of due to other reasons (false / mala fide complaints, lack of evidence, anonymous and lack of sufficient material / document / evidence)	–
Disciplinary issues – major	3
Disposal by disciplinary action(s)	9
Reported in March 2021 and the investigation process was underway as on May 20, 2021	1
Number of cases pending for more than 90 days	–
Employee coverage through workshops or awareness programs conducted on sexual harassment	• Mandatory onboarding sessions for new hires covering approximately 20,000+ laterals and 19,000+ freshers through the year. • Awareness programs extended to all employees – monthly mailers • Segmented awareness sessions covering 2,500+ leaders, managers, and employees. • 100% compliance to ASHI awareness quiz by all employees
Nature of action taken by the employer or District Officer	Warning / sensitization, suspension, transfer of work location, monetary impact, withholding of promotions / onsite opportunities, termination of employment, etc.

(1) These cases pertain to inquiries done by the Internal Committee of the Company. During fiscal 2021, there were 3 complaints received, involving respondents from third parties, that have been addressed by the Internal Committees of such third parties.

More details on "Resolution Hubs" will be available in our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.

<table>
<tr><th>Principle No.</th><th>Description</th><th>Response</th></tr>
<tr><td>3.8</td><td>What percentage of your under mentioned employees were given safety and skill up-gradation training in the last year?
Permanent employees
Permanent women employees
Casual / temporary / contractual employees
Employees with disabilities</td><td>Skill upgradation: Our training programs cover all our employees irrespective of race, gender, or physical disability. Our Education, Training and Assessment (ETA) group offers industry-benchmarked learning programs to ensure talent enablement.

The total number of training days for the last three years is as follows:
<table><tr><th>Particulars</th><th>Fiscal 2021</th><th>Fiscal 2020</th><th>Fiscal 2019</th></tr><tr><td>Employee count</td><td>2,58,586</td><td>2,42,371</td><td>2,28,123</td></tr><tr><td>Total training days</td><td>29,40,728</td><td>25,76,913</td><td>28,71,288</td></tr></table>Safety: Ozone, our Health, Safety and Environmental Management System (HSEMS) seeks to provide a safe and healthy workplace for our employees, visitors, and contract workers. The initiative also keeps personnel well-informed, trained, and committed to our Health, Safety and Environment (HSE) Policy and procedures.

The HSE training needs are identified for different personnel based on the nature of their jobs. Accordingly, training – including awareness sessions, mock drills, classroom sessions, and periodic demonstrations related to safety, security and wellbeing – is provided. HSEMS training is also part of our employee-induction programs. E-learning modules have also been rolled out for creating awareness. Please refer to the 'Occupational Health and Safety' section in our ESG Report, available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf.</td></tr>
<tr><td colspan="3">P4 – Businesses should respect the interests of, and be responsive towards all stakeholders, especially those who are disadvantaged, vulnerable and marginalized.</td></tr>
<tr><td>4.1</td><td>Has the Company mapped its internal and external stakeholders?</td><td>Yes. The details are provided on our website, at https://www.infosys.com/about/corporate-responsibility/our-stakeholders.html</td></tr>
<tr><td>4.2</td><td>Out of the above, has the Company identified the disadvantaged, vulnerable and marginalized stakeholders?</td><td>Yes. The details are provided under the 'Infosys Foundation' tab on our website, at www.infosys.org</td></tr>
<tr><td>4.3</td><td>Are there any special initiatives undertaken by the Company to engage with the disadvantaged, vulnerable and marginalized stakeholders? If so, provide the details thereof, in about 50 words or so.</td><td>Yes, as a socially-responsible organization, we are committed to working for the welfare of the communities around us. Our community engagement interventions include:
Grant-making
Organization-led projects
Employee-driven initiatives
Community sabbaticals
For more details on our work with communities, refer to Annexure 6 to the Board's report in the Annual Report and our websites, www.infosys.org and https://www.infosys.com/about/corporate-responsibility.html</td></tr>
</table>

Principle No.	Description	Response
P5 – Businesses should respect and promote human rights.		
5.1	Does the policy of the Company on human rights cover only the Company or extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Yes, all companies in the Infosys Group, including employees and contractors are covered by the policy.
5.2	How many stakeholder complaints have been received in the past financial year, and what percentage was satisfactorily resolved by the Management?	Our stakeholder engagement processes are robust and have strong listening mechanisms. Additionally, all stakeholders have access to the Whistleblower Policy of Infosys at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf. Refer to the table under P1 (1.2) for more information.
P6 – Business should respect, protect, and make efforts to restore the environment.		
6.1	Does the policy related to Principle 6 cover only the Company, or does it extend to the Group / Joint Ventures / Suppliers / Contractors / NGOs / Others?	Protection of the environment ranks high among our corporate goals, and as a responsible corporate citizen, we have established a global HSE policy, which defines our commitment to ensuring environmental protection. The policy is made available to all our employees worldwide on our intranet, through posters and instructions on digital and physical display areas across our campuses. It is also published in our Corporate Responsibility microsite. We are certified to ISO 14001:2015 and ISO 45001:2018 at 100% of identified locations in India. All personnel working for or on behalf of the organization are expected to mandatorily adhere to the established HSE policy and procedures. Vendor partners are also encouraged to follow our stated HSE requirements and ensure compliance as detailed in our agreements. Audits of our suppliers are also conducted to evaluate their adherence to our requirements.
6.2	Does the Company have strategies / initiatives to address global environmental issues, such as climate change, global warming, etc? Yes / No. If yes, please give the hyperlink for the web page, etc.	Global environmental issues, including climate change, plastic pollution, etc. are addressed as part of our business context. Climate action has been on our agenda and continues to form a significant part of our ESG vision for the next decade as well. From identifying energy efficiency opportunities to switching to clean renewable sources of energy to even helping our clients in their transformation journey, Infosys has been a front-runner. Infosys received the UN Global Climate Action Award (Carbon Neutral Now category) in 2019 in recognition of its efforts on environmental sustainability. For more details, visit our Corporate Responsibility microsite, at https://www.infosys.com/about/corporate-responsibility.html and Infosys ESG vision 2030 at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html
6.3	Does the Company identify and assess potential environmental risks?	Our operations, including new developments and new / modified activities, products and services, may have aspects that could have an impact on the surrounding environment. Significant aspects are identified, monitored, measured, and managed in a structured manner to minimize or control their impacts and achieve continual improvement. Some of the top environmental risks identified are in the areas of energy, water, climate change, and waste. Environmental risks form a part of our operational risks in the 'Integrated Enterprise Risk Management' framework. Read our *ESG Report* at https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf and Infosys ESG vision 2030 at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html for information on the progress of our environmental sustainability efforts.

Principle No.	Description	Response
6.4	Does the Company have any project related to the Clean Development Mechanism? If so, provide details thereof, in about 50 words or so. Also, if yes, has any environmental compliance report been filed?	Infosys does not buy any credits from the carbon market (CDM/VCS). Instead, the Company runs its own community-based carbon offset projects in collaboration with various NGOs and implementation agencies. The projects include: i) Household biogas project – 3 ii) Improved cookstove project – 5 The projects cover over 1,19,000 families in rural India. The projects are in various stages of implementation and issuance.
6.5	Has the Company undertaken any other initiatives on clean technology, energy efficiency, renewable energy, etc.? Yes / No. If yes, please give the hyperlink for the web page, etc.	We are committed to clean technology and transitioning to renewable energy for our operations. Till date, we have invested in solar photovoltaic (PV) plant capacity of about 60 MW in India, (in-campus as well as off-site). In fiscal 2021, about 50% of our electricity consumption in India was met through renewable sources. In fiscal 2021, about 1 million sq.ft of space was added to the existing certified "green buildings", bringing the total to 26.07 million sq.ft, making Infosys campuses some of the most efficient places to work from. For more details, visit our website, www.infosys.com, and our Corporate Responsibility microsite, at https://www.infosys.com/about/corporate-responsibility.html
6.6	Are the emissions / waste generated by the Company within the permissible limits given by CPCB / SPCB for the financial year being reported?	We comply with all applicable environmental legislations in the locations we operate from. All parameters as defined by CPCB or SPCBs are monitored, tracked and maintained within norms. For more details, visit our Corporate Responsibility microsite, at https://www.infosys.com/about/corporate-responsibility.html
6.7	Number of show cause / legal notices received from CPCB / SPCB which are pending (i.e., not resolved to satisfaction) as on the end of the financial year.	We did not have any monetary or non-monetary sanctions imposed on us for non-compliance with environmental laws and regulations during fiscal 2021.

Principle No.	Description	Response
P7 – Businesses, when engaged in influencing public and regulatory policy, should do so in a responsible manner.		
7.1	Is your Company a member of any trade and chamber or association? If yes, name only those major ones that your business deals with.	Yes, as an industry influencer, we are part of global and local associations. We forge strategic partnerships with industry bodies and consortiums at the local, national, and international levels. The following are the significant associations during fiscal 2021: India: • National Association of Software and Services Companies (NASSCOM) • Confederation of Indian Industry (CII) • Federation of Indian Chambers of Commerce and Industry (FICCI) • Alliance for an Energy Efficient Economy (AEEE), India • Indian Green Building Council (IGBC) Overseas: • US Chamber of Commerce • Advisory group on "Energy Efficiency in India Data Center" by CII-IGBC and Lawrence Berkeley National Laboratory, US • United Nations Economic and Social Commission for Asia and the Pacific (UNESCAP) • United States Green Building Council (USGBC) • World Economic Forum (WEF) • Business Council of Australia (BCA) • Trans-Tasman Business Circle (TTBC) • Indo-Australian Chamber of Commerce • Australian HR Institute (AHRI) • Australian Network on Disability (AND) • Australian Information Industry Association (AIIA) • New Zealand and India Trade Associations (NZITA) • US-India Business Council • US-Strategic Partnership Forum • Confederation of British Industry • techUK • Bitkom (Germany) • National Foundation for American Policy • TechPoint (Indiana) • Greater Raleigh Chamber of Commerce • North Carolina Technology Association • Greater Providence Chamber of Commerce • ReadyCT (Connecticut) • AdvanceCT (Connecticut) • Arizona Technology • Indiaspora
7.2	Have you advocated / lobbied through the above associations for the advancement or improvement of public good? Yes / No. If yes, specify the broad areas (Governance and Administration, Economic Reforms, Inclusive Development Policies, Energy Security, Water, Food Security, Sustainable Business Principles, Others).	We believe that it is our responsibility to help build a better business environment and thus a better world with opportunities for everyone. Our advocacy efforts are championed across the world by our senior leaders. In an effort to drive advocacy globally and locally, we have been part of governance bodies of national and international organizations across economic, social, and environmental dimensions. For more details, visit https://www.infosys.com/sustainability/about-us/overview/Pages/partnerships.aspx.

Principle No.	Description	Response
P8 – Businesses should support inclusive growth and equitable development.		
8.1	Does the Company have specified programs / initiatives / projects in pursuit of the policy related to Principle 8? If yes, provide the details thereof.	Our corporate social responsibility supports inclusive growth not only of communities in the locations where we operate, but also encompasses the overall development of societies and human capabilities. From ensuring the wellbeing of the poorest sections of society through the Infosys Foundation, promoting science and math education in the US through the Infosys Foundation USA, encouraging science and research through the Infosys Science Foundation, increasing the employability of engineering students through InfyTQ, our online learning platform, digital skilling at scale for students and the community through Infosys Headstart, to empowering our employees to become responsible citizens through volunteering, we will continue to strive towards inclusive growth and community development. For more details on our work with communities, refer to *Annexure 6* to the *Board's report* in the Annual Report and www.infosys.org
8.2	Are the programs / projects undertaken through an in-house team / own foundation / external NGO / government structures / any other organization?	Infosys has established foundations in India and the US. For more details on our work with the community, visit www.infosys.org
8.3	Have you done any impact assessment of your initiative?	Yes. The Infosys Foundation works in the areas of Education, Rural Development, Healthcare, Arts and Culture, and Destitute Care. Its mission is to work with all sections of society, especially in areas that are traditionally overlooked by the society at large. The projects are based in various states in the country, including, Karnataka, Andhra Pradesh, Arunachal Pradesh, Bihar, Delhi, Gujarat, Jammu & Kashmir, Kerala, Madhya Pradesh, Maharashtra, Odisha, Punjab, Rajasthan, Tamil Nadu, Uttarakhand, and West Bengal. The CSR Impact Assessments were carried out across 99 projects spanning the focus areas of Education, Rural Development, Healthcare, Arts and Culture, and Destitute Care over a four-year period. Projects were selected based on their nature and duration as well as the maturity of implementation practices. The objective of the impact assessment is to make available timely and comprehensive data and insights to the Foundation to enable appropriate action on the ground and take informed decisions related to progress, evaluation, funding, and priorities. The assessment essentially follows a multi-methodology process-outcome evaluation and is guided by the monitoring & evaluation (M&E) framework of the grant. It employs an iterative process to engage on one hand the funder and the grant recipient to gain understanding of the funding objectives and expectations, and on the other draw information from various stakeholder communities using exhaustive participatory techniques. The Company takes cognizance of sub-rule (3) of rule 8 of the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, and details of impact assessments will be provided in accordance with this from fiscal 2022. More details about the projects are available through the Foundation's Reports at www.infosys.org
8.4	What is your Company's direct contribution to community development projects – amount in ₹ and the details of the projects undertaken.	Refer to *Annexure 6* to the *Board's report* in the Annual Report. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/infosys-foundation/about/reports.html

Principle No.	Description	Response
8.5	Have you taken steps to ensure that this community development initiative is successfully adopted by the community? Please explain in 50 words or so.	Yes, a majority of our community development projects go beyond the philanthropic one-time engagement and are designed for self-sustenance through a 'teach fishing' model, with increased involvement from the local community and administration. For more details on our work with the community, visit www.infosys.org and https://www.infosys.com/infosys-foundation/about/reports.html
P9 – Businesses should engage with and provide value to their customers and consumers in a responsible manner.		
9.1	What percentage of client complaints / consumer cases are pending as on the end of the financial year?	None
9.2	Does the Company display product information on the product label, over and above what is mandated as per local laws? Yes / No / NA / Remarks (additional information).	Not applicable
9.3	Is there any case filed by any stakeholder against the Company regarding unfair trade practices, irresponsible advertising, and / or anti-competitive behavior during the last five years and pending as on the end of the financial year? If so, provide the details thereof, in about 50 words or so.	We have various mechanisms to receive and address complaints from stakeholders related to compliance, corruption or bribery. As of March 31, 2021, no stakeholder has filed any cases against the Company, nor are any cases pending regarding unfair trade practices, irresponsible advertising and / or anti-competitive behavior.

Principle No.	Description	Response
9.4	Did your Company carry out any consumer survey / measure consumer satisfaction trends?	Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients on a regular basis and across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to comprehensively understand the client's expectations and needs and serves as one of the inputs for us to make investment decisions. The survey framework includes a structured questionnaire and the feedback is collected through a web survey hosted by an independent organization. The survey is designed to provide the following insights: • Client expectations and fulfilment • Client disposition: Overall experience of working with Infosys: satisfaction, loyalty, advocacy, and value for money. • Client priorities • Service line feedback The account teams use this data to review their relationships with clients and to design interventions that create a positive and visible impact on our clients. Various members across levels engage with the clients to implement the improvement actions. A significantly higher number of clients responded to the survey in fiscal 2021 and a majority of them are happy with the way Infosys has quickly adapted to the situation arising from the pandemic and continues to create client value. Infosys' customer experience has improved significantly to the highest ever levels this year. All key measures of expectations and fulfilment, client disposition, and service line feedback have significantly improved over the previous year.

For more details on our business and sustainable practices, visit our website, www.infosys.com/investors/reports-filings and https://www.infosys.com/about/corporate-responsibility.html

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka
EVP, Deputy Chief Financial Officer
Tel: 91 80 2852 1705 Fax: 91 80 2852 0754
Email: jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo
VP, Financial Controller & Head – Investor Relations
Tel: 91 80 3980 1018 Fax: 91 80 2852 0754
Email: sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha
AVP, Company Secretary
Tel: 91 80 4116 7775 Fax: 91 80 2852 0754
Email: investors@infosys.com

For queries relating to the business responsibility report

Aruna C. Newton
AVP, Head – Diversity and Inclusion
Tel: 91 80 2852 0261
Email: arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Private Limited
Selenium Tower B, Plot 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad 500 032

Contact person

C. Shobha Anand
Deputy General Manager, KFin Technologies Private Limited
Toll-Free Number: 1800-309-4001
Email: einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Deutsche Bank, 60 Wall Street, 24th Floor
Global Transaction Banking
Depositary Receipts
New York 10005, NY, US
Tel: 1 212 250 2500 Fax: 1 732 544 6346

India

Deutsche Bank AG, Filiale Mumbai
Global Transaction Banking – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: 91 22 7180 4875 Fax: 91 22 7180 3794

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel: 91 82919 02703
Fax: 91 22 6667 2779

Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel: 91 22 2499 4200 Fax: 91 22 2497 6351

Central Depository Services (India) Limited
Marathon Futurex, A-Wing,
25th Floor, Mafatlal Mills Compound
NM Joshi Marg, Lower Parel (East), Mumbai 400 013
Tel: 91 22 2300 2041 / 2300 2033 Fax: 91 22 2300 2036

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C / 1, G Block
Bandra Kurla Complex
Bandra (East), Mumbai 400 051, India
Tel: 91 22 2659 8100-14 / 6641 8100

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Tel: 91 22 2272 1233/4, 91 22 6654 5695 (Hunting)

Outside India

New York Stock Exchange
11 Wall Street, New York, NY 10005, US
Tel: 1 212 656 3000

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, the discussions of our business strategy, including the localization of our workforce and investments to reskill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, wage increases in India, change in the Indian regulations governing wages, restrictions on immigration in the US, and corporate actions including timely completion of the proposed buyback of our equity shares.

These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

Creative concept and design by Communication Design Group, Infosys Limited.

www.infosys.com